Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183878

Prospectus

$100,000,000

Sabra Health Care Limited Partnership

Sabra Capital Corporation

Exchange Offer for

8.125% Senior Notes due 2018

We are offering to exchange all of our outstanding 8.125% Senior Notes due 2018, having an aggregate principal amount of $100,000,000 (the “Old Notes”), for up to $100,000,000 in aggregate principal amount of 8.125% Senior Notes due 2018 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”) (the “Exchange Notes”). The Old Notes were issued as additional notes under the indenture pursuant to which, on October 27, 2010, we issued $225,000,000 aggregate principal amount of 8.125% Senior Notes due 2018 that were subsequently exchanged on March 14, 2011 for notes registered under the Securities Act (the “existing 2018 notes” and, together with the Exchange Notes and the Old Notes, the “notes”).

Terms of the Exchange Offer:

•	Expires 5:00 p.m., New York City time, November 14, 2012, unless extended.

•	You may withdraw tendered outstanding Old Notes any time before the expiration or termination of the exchange offer.

•	The exchange offer is subject to customary conditions that may be waived by us.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of Old Notes for the Exchange Notes should not be a taxable exchange for United States federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

•	All Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the Exchange Notes.

Terms of the Exchange Notes:

•

The Exchange Notes will mature on November 1, 2018. The Exchange Notes will pay interest semi-annually in cash in arrears on May 1 and November 1 of each year, beginning on the first such date occurring after the Old Notes are tendered and accepted for exchange.

•

The Exchange Notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra Health Care REIT, Inc. and certain of its existing and, subject to certain exceptions, future subsidiaries other than the issuers, Sabra Health Care Limited Partnership and Sabra Capital Corporation.

•

The Exchange Notes and the related guarantees will rank effectively junior to all secured indebtedness to the extent of the value of the collateral securing such debt, pari passu with all existing and future senior unsecured indebtedness and senior to all existing and future indebtedness that by its terms is expressly subordinated to the Exchange Notes.

•	We may redeem the Exchange Notes in whole or in part from time to time. See “Description of Exchange Notes.”

•	Upon a change of control, we must give holders the opportunity to sell their Exchange Notes to us at 101% of their principal amount plus accrued and unpaid interest, if any.

•

The terms of the Exchange Notes are identical to those of the outstanding Old Notes, except the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the Exchange Notes.

For a discussion of the specific risks that you should consider before tendering your outstanding Old Notes in the exchange offer, see “Risk Factors” beginning on page 11 of this prospectus.

No public market exists for the outstanding Old Notes. We do not intend to list the Exchange Notes on any securities exchange and, therefore, no active public market is anticipated for the Exchange Notes.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2012.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer who acquired Old Notes as a result of market making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with any resales of the Exchange Notes. We have agreed that, for a period of up to 180 days after the closing of the exchange offer, we will make this prospectus available for use in connection with any such resale. See “Plan of Distribution.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or an offer to sell any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Exchange Notes.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information. Any statements that do not relate to historical or current facts or matters are forward-looking statements.

Examples of forward-looking statements include all statements regarding our expected future financial position, results of operations, cash flows, liquidity, financing plans, business strategy, budgets, the expected amounts and timing of dividends and distributions, projected expenses and capital expenditures, competitive position, growth opportunities and potential acquisitions, plans and objectives for future operations, the expected impact to us of the pending acquisition of Sun Healthcare Group, Inc. (“Sun”) by Genesis HealthCare LLC (“Genesis”), and compliance with and changes in governmental regulations. You can identify some of the forward-looking statements by the use of forward-looking words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may” and other similar expressions, although not all forward-looking statements contain these identifying words.

Our actual results may differ materially from those projected or contemplated by our forward-looking statements as a result of various factors, including among others, the following:

•	our dependence on Sun until we are able to further diversify our portfolio;

•	our dependence on the operating success of our tenants;

•	changes in general economic conditions and volatility in financial and credit markets;

•	the dependence of our tenants on reimbursement from governmental and other third-party payors;

•	the significant amount of and our ability to service our indebtedness;

•	covenants in our debt agreements that may restrict our ability to make acquisitions, incur additional indebtedness and refinance indebtedness on favorable terms;

•	increases in market interest rates;

•	our ability to raise capital through equity financings;

•	the relatively illiquid nature of real estate investments;

•	competitive conditions in our industry;

•	the loss of key management personnel or other employees;

•	the impact of litigation and rising insurance costs on the business of our tenants;

•	uninsured or underinsured losses affecting our properties and the possibility of environmental compliance costs and liabilities;

•	our ability to qualify and maintain our status as a real estate investment trust (“REIT”); and

•	compliance with REIT requirements and certain tax matters related to status as a REIT.

We urge you to carefully consider these risks and review the additional disclosures we make concerning risks and other factors that may affect our business and operating results, including those contained in the section of this prospectus titled “Risk Factors.” We caution you that any forward-looking statements made in this prospectus are not guarantees of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not intend, and we undertake no obligation, to update any forward-looking information to reflect future events or circumstances or to reflect the occurrence of unanticipated events, unless required by law to do so.

ii

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market share and industry conditions from third-party sources or based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources.

TENANT INFORMATION

This prospectus includes information regarding Sun. Sun is subject to the reporting requirements of the SEC, and is required to file with the SEC annual reports containing audited financial information and quarterly reports containing unaudited financial information. Sun’s filings with the SEC can be found at www.sec.gov. This prospectus also includes information regarding each of our other tenants that lease properties from us. The information related to Sun and our other tenants that is provided in this prospectus has been provided by the tenants or, in the case of Sun, derived from Sun’s public filings. We have not independently verified this information. We have no reason to believe that such information is inaccurate in any material respect. We are providing this data for informational purposes only.

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SUMMARY

This summary highlights information contained in this prospectus. It is not complete and does not contain all of the information that you should consider before participating in the exchange offer. To fully understand the exchange offer, you should read carefully this entire prospectus, including the section entitled “Risk Factors” and the consolidated financial statements and notes thereto.

As used in this prospectus, unless otherwise specified or the context otherwise requires, the terms “Sabra,” “we,” “our,” and “us” refer to Sabra Health Care REIT, Inc. and its subsidiaries on a consolidated basis.

Our Company

We operate as a self-administered, self-managed REIT that, through our subsidiaries, owns and invests in real estate serving the healthcare industry. We primarily generate revenues by leasing properties to tenants and operators throughout the United States.

As of June 30, 2012, our investment portfolio consisted of 103 real estate properties (consisting of (i) 93 skilled nursing/post-acute facilities, (ii) nine senior housing facilities, and (iii) one acute care hospital), one mortgage loan investment and one mezzanine loan investment. As of June 30, 2012, our real estate properties were located in 25 states and included 11,392 licensed beds. As of June 30, 2012, all of our real estate properties are leased under triple-net operating leases with expirations ranging from nine to 22 years.

We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. We intend to finance our investments with cash on hand and availability under our Amended Secured Revolving Credit Facility, which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector. We employ a disciplined, opportunistic approach in our healthcare real estate investment strategy by investing in assets that provide attractive opportunities for dividend growth and appreciation of asset values, while maintaining balance sheet strength and liquidity, thereby creating long-term stockholder value.

Corporate Information

Sabra Health Care Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), and Sabra Capital Corporation, a Delaware corporation (together with the Operating Partnership, the “Issuers”), are wholly owned subsidiaries of Sabra Health Care REIT, Inc., a Maryland corporation. Sabra Health Care REIT, Inc. is a self-administered, self-managed realty company that owns and invests in real estate serving the healthcare industry through the Operating Partnership and other subsidiaries. Sabra Capital Corporation is a wholly owned subsidiary of the Operating Partnership formed for the purpose of acting as a co-issuer of the notes and does not and will not have any substantial operations, assets or revenues.

The subsidiary guarantors of the notes are all organized in the state of Delaware, except Orchard Ridge Nursing Center LLC, Oakhurst Manor Nursing Center LLC, Sunset Point Nursing Center LLC, West Bay Nursing Center LLC, HHC 1998-1 Trust, and Bay Tree Nursing Center LLC, which are organized in the state of Massachusetts, and Sabra Texas GP, LLC, Sabra Texas Holdings GP, LLC, Sabra Texas Properties, L.P., and Sabra Texas Holdings, L.P., which are organized in the state of Texas.

Sabra’s principal executive offices are located at 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612 and our telephone number is (888) 393-8248. We maintain a website at www.sabrahealth.com. None of the information contained on our website or on websites linked to our website is part of this prospectus.

The Exchange Offer

On July 26, 2012, the Issuers sold, through a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), $100,000,000 aggregate principal amount of 8.125% Senior Notes due 2018 (the “Old Notes”), all of which are eligible to be exchanged for notes that have been registered under the Securities Act (the “Exchange Notes”). The Old Notes were issued as additional notes under the indenture pursuant to which, on October 27, 2010, we issued $225,000,000 aggregate principal amount of 8.125% Senior Notes due 2018 that were subsequently exchanged on March 14, 2011 for notes registered under the Securities Act (the “existing 2018 notes”). The Old Notes, the Exchange Notes and the existing 2018 notes are referred to together as the “notes.”

Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to cause a registration statement for substantially identical notes, which will be issued in exchange for the Old Notes, to be filed with the Securities and Exchange Commission (the “SEC”) and to use our commercially reasonable efforts to complete the exchange offer within 150 days following the date on which we issued the Old Notes. You may exchange your Old Notes for Exchange Notes in this exchange offer. You should read the discussion under the headings “—The Exchange Notes,” “The Exchange Offer” and “Description of Exchange Notes” for further information regarding the Exchange Notes.

Securities to be Exchanged	Up to $100,000,000 principal amount of 8.125% Senior Notes due 2018.

The Exchange Offer; Securities Act Registration	We are offering to exchange the Old Notes for an equal principal amount of the Exchange Notes. Old Notes may be exchanged only in denominations of $2,000 of principal amount and any integral multiple of $1,000 in excess thereof.

The exchange offer is being made pursuant to the Registration Rights Agreement, which grants the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete and except for our obligations to file a shelf registration statement under the circumstances described below, you will no longer be entitled to any exchange or registration rights with respect to Old Notes.

You may tender your outstanding Old Notes for Exchange Notes by following the procedures described under the heading “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on November 14, 2012, or a later date and time to which the Issuers may extend it.

Withdrawal Rights	You may withdraw your tender of the Old Notes at any time prior to the expiration date of the exchange offer. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive.

We intend to conduct the exchange offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC.

For more information, see “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes Through Brokers and Banks	Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company (“DTC”), as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for Exchange Notes.

To tender your outstanding Old Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes must be tendered in denominations of $2,000 of principal amount and any integral multiple of $1,000 in excess thereof.

In order for your tender to be considered valid, the exchange agent must receive a confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at DTC, under the procedure described in this prospectus under the heading “The Exchange Offer,” on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

See “The Exchange Offer” for more information regarding the procedures for tendering Old Notes.

Effect of Not Tendering Old Notes	If you do not tender your Old Notes or if you do tender them but they are not accepted by us, your Old Notes will continue to be subject to the existing restrictions upon transfer. Except for our obligation to file a shelf registration statement under the circumstances described below, we will have no further obligation to provide for the registration under the Securities Act of Old Notes. If your outstanding Old Notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding Old Notes. The Old Notes have a separate CUSIP number from that of the existing 2018 notes.

Resale of the Exchange Notes	Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to unrelated third parties and referenced below, we believe that the Exchange Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if you:

•	are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act;

•	are acquiring the Exchange Notes in the ordinary course of business; and

•	have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

In addition, each participating broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer in exchange for Old Notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. For more information, see “Plan of Distribution.”

Any holder of Old Notes, including any broker-dealer, who:

•	is our affiliate,

•	does not acquire the Exchange Notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an applicable exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes or it may incur liability under the Securities Act. We will not be responsible for, or indemnify against, any such liability.

Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of Old Notes being tendered for exchange.

Appraisal or Dissenters’ Rights	Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

U.S. Federal Income Tax Considerations	Your exchange of Old Notes for Exchange Notes to be issued in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations” for a summary of U.S. federal tax consequences associated with the exchange of Old Notes for Exchange Notes and the ownership and disposition of those Exchange Notes.

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Notes pursuant to the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer—Exchange Agent.”

Shelf Registration Statement	The Registration Rights Agreement requires that we file a shelf registration statement, in addition to or in lieu of conducting the exchange offer, in the event that:

(a) we are not permitted to file the exchange offer registration statement or to consummate the exchange offer due to a change in law or SEC policy; or

(b) for any reason, we do not consummate the exchange offer within 150 days following the date on which we issued the Old Notes; or

(c) any holder notifies us that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•

it cannot publicly resell Exchange Notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder;

•	it is a broker-dealer and holds Old Notes that it has not exchanged and that it acquired directly from us or one of our affiliates; or

•	the initial purchaser so requests (with respect to Old Notes that have not been resold and that it acquired directly from us or one of our affiliates).

The Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The terms of the Exchange Notes are identical to the terms of the Old Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the Old Notes do not apply to the Exchange Notes. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

Issuers	Sabra Health Care Limited Partnership and Sabra Capital Corporation.

Securities Offered	$100,000,000 principal amount of 8.125% Senior Notes due 2018.

Maturity	November 1, 2018.

Interest	Interest on the Exchange Notes will accrue beginning May 1, 2012 or from the date of last payment of interest on the Old Notes, whichever is later. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not pay interest on Old Notes from and after the date such Old Notes are tendered and accepted for exchange.

Interest Rate	Interest will accrue at a rate of 8.125% per annum.

Interest Payment Dates	Each May 1 and November 1, beginning on the first such date occurring after the Old Notes are tendered and accepted for exchange.

Ranking	The Exchange Notes and the guarantees thereof will be our and the guarantors’ senior unsecured obligations and will rank:

•	senior to all existing and future indebtedness that by its terms is expressly subordinated to the Exchange Notes;

•	pari passu with all existing and future senior unsecured indebtedness, including the existing 2018 notes; and

•

effectively junior to all secured indebtedness to the extent of the value of the collateral securing such debt, including our $200.0 million Amended Secured Revolving Credit Facility and our mortgage indebtedness.

Guarantees	The Exchange Notes will be guaranteed by Sabra Health Care REIT, Inc. and all existing and, subject to certain exceptions, future material subsidiaries of the Issuers, other than the Real Property Non-Guarantor Subsidiaries. As used in this prospectus, the “Real Property Non-Guarantor Subsidiaries” are the subsidiaries that hold properties subject to mortgages whose terms prohibit such subsidiaries from entering into guarantees of other indebtedness. In each instance, the Exchange Notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by the applicable guarantors. If we do not make payments required by the Exchange Notes, the guarantors must make them. The subsidiary guarantees may be released under certain circumstances.

Optional Redemption	We may redeem some or all of the Exchange Notes at any time prior to November 1, 2014 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a “make-whole” premium. The “make-whole” premium will be based on a discount rate equal to the yield on a comparable U.S. Treasury Security plus 50 basis points. We may also redeem some or all of the Exchange Notes at any time on or after November 1, 2014, at the redemption prices specified under the section “Description of Exchange Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption After Equity Offering	At any time prior to November 1, 2013, we may also redeem up to 35% of the original aggregate principal amount of the Exchange Notes with the proceeds from specific kinds of equity offerings at a redemption price equal to 108.125% of the aggregate principal amount of the Exchange Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption.”

Change of Control Offer	If a change in control of our company occurs, we must give holders the opportunity to sell their Exchange Notes to us at 101% of their principal amount plus accrued and unpaid interest, if any.

We, however, may not be able to pay the required price for our Exchange Notes presented to us at the time of a change of control event because we may have insufficient funds.

Restrictive Covenants	The indenture governing the notes (including the Exchange Notes), dated as of October 27, 2010, as supplemented by the First Supplemental Indenture, dated as of November 4, 2010, and the Second Supplemental Indenture, dated as of July 20, 2012, each among the Issuers, Sabra Health Care REIT, Inc., the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (as supplemented, the “Indenture”) contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	incur or guarantee secured indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make certain investments;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	merge or consolidate or sell all or substantially all of our assets; and

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us.

In addition, we are required to maintain Total Unencumbered Assets (as defined in “Description of Exchange Notes”) of at least 150% of our unsecured indebtedness. These covenants are subject to a number of important limitations and exceptions. See “Description of Exchange Notes—Covenants.”

Absence of a Public Market for the Exchange Notes	Although the Exchange Notes will be treated as a single class with the existing 2018 notes and will be fungible in the trading market with the existing 2018 notes, our existing 2018 notes have only traded since October 27, 2010 and are not listed on any securities exchange. We do not intend to apply for listing of the Exchange Notes on any securities exchange.

You should refer to the section titled “Risk Factors” on page 11 of this prospectus for a description of some of the risks you should consider before investing in the Exchange Notes.

Summary Condensed Consolidated Financial and Other Data

The following table sets forth summary condensed consolidated financial data for each of the periods indicated. You should read the following summary condensed consolidated financial and other data in conjunction with our consolidated financial statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. The financial data as of and for the six months ended June 30, 2011 and June 30, 2012 are derived from our unaudited consolidated financial statements and are not necessarily indicative of results for any future period.

	Twelve Months Ended June 30, 2012	Six Months Ended June 30,		Year Ended December 31, 2011
		2012	2011
	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Operating Data:
Revenues	$96,662	$48,844	$36,407	$84,225
Expenses:
Depreciation and amortization	29,074	14,860	12,377	26,591
Interest	31,062	15,846	15,103	30,319
General and administrative	16,691	7,810	5,592	14,473

Net income	$19,835	$10,328	$3,335	$12,842

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,110	$3,110	$3,454	$42,250
Real estate investments, net of accumulated depreciation	698,578	698,578	542,590	658,377
Loans receivable, net	21,193	21,193	—	—
Total assets	778,518	778,518	595,802	749,650
Total debt (1)	424,880	424,880	384,426	382,898
Net debt (2)	421,770	421,770	380,972	340,648
Total stockholders’ equity	316,425	316,425	175,842	326,573

Other Financial Data (unaudited):
FFO (3)	$48,909	$25,188	$15,712	$39,433
AFFO (3)	57,457	29,668	19,368	47,157

(1)	Total debt does not include $0.5 million of mortgage premium as of June 30, 2012, June 30, 2011 and December 31, 2011.
(2)	Net debt consists of total debt, less cash and cash equivalents.
(3)	We believe that net income as defined by U.S. generally accepted accounting principles (“GAAP”) is the most appropriate earnings measure. We also believe that funds from operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), and adjusted funds from operations (“AFFO”) (and related per share amounts) are important non-GAAP supplemental measures of operating performance for a REIT. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization, and, for AFFO, by excluding non-cash revenues (including straight-line rental income adjustments and amortization of acquired above/below market lease intangibles), non-cash expenses (including stock-based compensation expense and amortization of deferred financing costs) and acquisition pursuit costs, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. See further discussion of FFO and AFFO in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Funds from Operations and Adjusted Funds from Operations.”

The following table reconciles our calculations of FFO and AFFO for the year ended December 31, 2011, for the six months ended June 30, 2011 and 2012, and for the twelve months ended June 30, 2012, to net income, the most directly comparable GAAP financial measure, for the same periods (in thousands):

	Twelve Months Ended June 30, 2012	Six Months Ended June 30,		Year Ended December 31, 2011
		2012	2011
Net income	$19,835	$10,328	$3,335	$12,842
Depreciation and amortization	29,074	14,860	12,377	26,591

FFO	48,909	25,188	15,712	39,433
Acquisition pursuit costs	3,779	872	311	3,218
Stock-based compensation expense	5,964	3,842	2,478	4,600
Straight-line rental income adjustments	(3,654)	(1,690)	(128)	(2,092)
Amortization of deferred financing costs	2,450	1,447	995	1,998

AFFO (1)	$57,457	$29,668	$19,368	$47,157

(1)	AFFO does not include adjustments to FFO for amortization of acquired above/below market lease intangibles as such item is not applicable for the periods presented.

Ratio of Earnings to Fixed Charges

The table below presents our consolidated ratio of earnings to fixed charges for each of the periods indicated. Sabra Health Care REIT, Inc. did not have any operations prior to November 15, 2010 and, accordingly, ratio information is not provided for any period prior to this time. The ratios are based solely on historical financial information and no pro forma adjustments have been made.

Six Months Ended June 30, 2012	Year Ended December 31, 2011	Period from November 15, 2010 through December 31, 2010
1.06x(1)	1.42x(1)	1.65x(1)

(1)	For purposes of the ratio of earnings to fixed charges presented, earnings consists of pre-tax net income before fixed charges. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest within rental expense.

RISK FACTORS

Before you decide to participate in the exchange offer, you should be aware that an investment in the Exchange Notes involves various risks and uncertainties, including those described below. You should carefully consider the risks and uncertainties described below with all of the other information that is included in this prospectus. If any of these risks actually occur, our business, financial position or results of operations could be materially adversely affected, and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We are dependent on Sun until we substantially diversify our portfolio, and an event that has a material adverse effect on Sun’s business, financial position or results of operations would have a material adverse effect on our business, financial position or results of operations.

Subsidiaries of Sun were the lessees of 86 of our 103 properties as of June 30, 2012 (with Sun guaranteeing the obligations under these lease agreements) and, therefore, a significant source of our revenues. There can be no assurance that Sun and its subsidiaries will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations under their lease agreements. The inability of Sun and its subsidiaries to meet their rent obligations would materially adversely affect our business, financial position or results of operations including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of Sun and its subsidiaries to satisfy their other obligations under their lease agreements such as the payment of taxes, insurance and utilities could have a material adverse effect on the condition of the leased properties as well as on our business, financial position and results of operations. For these reasons, if Sun were to experience a material adverse effect on its business, financial position or results of operations, our business, financial position or results of operations would also be materially adversely affected.

Due to our dependence on rental payments from Sun and its subsidiaries as a significant source of revenues, we may be limited in our ability to enforce our rights under these lease agreements or to terminate a lease thereunder. Failure by Sun and its subsidiaries to comply with the terms of their lease agreements or to comply with the healthcare regulations to which the leased properties and Sun’s operations are subject could require us to find other lessees for any affected leased properties and there could be a decrease or cessation of rental payments by Sun and its subsidiaries. In such event, we may be unable to locate suitable replacement lessees willing to pay similar rental rates or at all, which would have the effect of reducing our rental revenues.

We are dependent on the operating success of our tenants.

Our tenants’ revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement and private pay rates. Revenues from government reimbursement have been, and may continue to be, subject to rate cuts and further pressure from federal and state budgetary cuts and constraints. Overall weak economic conditions in the United States may adversely affect occupancy rates of healthcare facilities that rely on private pay residents. Our tenants’ expenses are driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. To the extent any decrease in revenues and/or any increase in operating expenses results in our tenants’ not generating enough cash to make scheduled lease payments to us, or if a tenant is subject to bankruptcy or insolvency, our business, financial position or results of operations could be materially adversely affected.

We have substantial indebtedness and the ability to incur significant additional indebtedness.

As of June 30, 2012, on a pro forma basis after giving effect to the offering of the Old Notes and the use of proceeds therefor, we had $325.0 million of indebtedness with respect to the notes (excluding a $6.0 million premium) and $200.0 million in additional borrowings available under our Amended Secured Revolving Credit

Facility. In addition, we had aggregate mortgage indebtedness to third parties of $157.4 million (excluding $0.5 million of mortgage premium) on certain of our properties. Our high level of indebtedness may have the following important consequences to us:

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It may become more difficult for us to satisfy our obligations (including ongoing interest payments and, where applicable, scheduled amortization payments) with respect to the notes and our other debt;

•	It may limit our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements;

•	It may increase our cost of borrowing;

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It may limit our ability to adjust rapidly to changing market conditions and we may be vulnerable in the event of a downturn in general economic conditions or in the real estate and/or healthcare sectors;

•	It may place us at a competitive disadvantage against less leveraged competitors; and

•	It may require us to sell assets and properties at an inopportune time.

In addition, the Indenture governing the notes permits us to incur substantial additional debt, including secured debt (to which the notes will be effectively subordinated). If we incur additional debt, the related risks described above could intensify.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. Our business may fail to generate sufficient cash flow from operations or future borrowings may be unavailable to us under our Amended Secured Revolving Credit Facility or from other sources in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. We may be unable to refinance any of our debt, including our Amended Secured Revolving Credit Facility, on commercially reasonable terms or at all. In particular, our Amended Secured Revolving Credit Facility will mature prior to the maturity of the notes. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances and/or negotiations with our lenders to restructure the applicable debt. Our Amended Secured Revolving Credit Facility and the Indenture governing the notes restrict, and market or business conditions may limit, our ability to take some or all of these actions. Any restructuring or refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Covenants in our debt agreements restrict our activities and could adversely affect our business.

Our debt agreements, including the Indenture governing the notes and our Amended Secured Revolving Credit Facility, contain various covenants that limit our ability and the ability of our restricted subsidiaries to engage in various transactions including:

•	Incurring additional secured and unsecured debt;

•	Paying dividends or making other distributions on, redeeming or repurchasing capital stock;

•	Making investments or other restricted payments;

•	Entering into transactions with affiliates;

•	Issuing stock of or interests in restricted subsidiaries;

•	Engaging in non-healthcare related business activities;

•	Creating restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	Selling assets; or

•	Effecting a consolidation or merger or selling all or substantially all of our assets.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our Amended Secured Revolving Credit Facility requires us to maintain specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth ratio, as well as satisfy other financial condition tests. The Indenture governing the notes requires us to maintain Total Unencumbered Assets (as defined in “Description of Exchange Notes”) of at least 150% of our unsecured indebtedness. Our ability to meet these requirements may be affected by events beyond our control, and we may not meet these requirements.

Our Amended Secured Revolving Credit Facility also allows for the lenders thereunder to conduct periodic appraisals of our owned properties that secure such facility, and if the appraised values were to decline in the future, the amount that can be borrowed under such facility would be decreased unless we pledge additional assets as collateral.

A breach of any of the covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers from the lenders and/or amend the covenants. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

An increase in market interest rates could increase our interest costs on existing and future debt.

If interest rates increase, so could our interest costs for our existing debt and any new debt. This increased cost could make the financing of any acquisition more costly. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for our assets, and consequently limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

Our ability to raise capital through equity financings is dependent, in part, on the market price of our common stock, which depends on market conditions and other factors affecting REITs generally.

Our ability to raise capital through equity financings depends, in part, on the market price of our common stock, which in turn depends on fluctuating market conditions and other factors including the following:

•	the reputation of REITs and attractiveness of their equity securities in comparison with other equity securities, including securities issued by other real estate companies;

•	our financial performance and that of our tenants;

•	concentrations in our investment portfolio by tenant and facility type;

•	concerns about our tenants’ financial condition due to uncertainty regarding reimbursement from governmental and other third-party payor programs;

•	the contents of analyst reports about us and the REIT industry;

•	changes in interest rates on fixed-income securities, which may lead prospective investors to demand a higher annual yield from investments in our common stock;

•

maintaining or increasing our dividend, which is determined by our board of directors and depends on our financial position, results of operations, cash flows, capital requirements, debt covenants (which include limits on distributions by us), applicable law, and other factors as our board of directors deems relevant; and

•	regulatory action and changes in REIT tax laws.

The market value of a REIT’s equity securities is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. If we fail to meet the market’s expectation with regard to future earnings and cash distributions, the market price of our common stock could decline and our ability to raise capital through equity financings could be materially adversely affected.

Required regulatory approvals can delay or prohibit transfers of our healthcare properties, which could result in periods in which we are unable to receive rent for such properties.

Our tenants are operators of skilled nursing and other healthcare facilities, which operators must be licensed under applicable state law and, depending upon the type of facility, certified or approved as providers under the Medicare and/or Medicaid programs. Prior to the transfer of the operations of such healthcare properties to successor operators, the new operator generally must become licensed under state law and, in certain states, receive change of ownership approvals under certificate of need laws (which laws provide for a certification that the state has made a determination that a need exists for the beds located on the applicable property). If applicable, Medicare and Medicaid provider approvals may be needed as well. In the event that an existing lease is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability of such tenant to receive such approvals, may prolong the period during which we are unable to collect the applicable rent.

Our tenants depend on reimbursement from governmental and other third-party payor programs, and reimbursement rates from such payors may be reduced.

Our tenants depend on third-party payors, including Medicare, Medicaid or private third-party payors, for the majority of their revenue. The reduction in reimbursement rates from third-party payors, including Medicare and Medicaid programs, or other measures reducing reimbursements for services provided by our tenants, has resulted, and may continue to result, in a reduction in our tenants’ revenues and operating margins. In addition, reimbursement from private third-party payors may be reduced as a result of retroactive adjustment during claims settlement processes or as a result of post-payment audits. Furthermore, new legislative and regulatory proposals could impose additional limitations on government and private payments to healthcare providers. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our tenants. Although moderate reimbursement rate reductions may not affect our tenants’ ability to meet their financial obligations to us, significant limits on reimbursement rates or on the services reimbursed could have a material adverse effect on their business, financial position or results of operations, which could materially adversely affect their ability to meet their financial obligations to us.

For example, on July 29, 2011, the Centers for Medicare & Medicaid Services (“CMS”) released its final rule regarding 2012 Medicare payment rates for skilled nursing facilities, which became effective October 1, 2011 (the “CMS Final Rule”). Based on the CMS Final Rule, the net reduction in fiscal year 2012 Medicare reimbursement rates for skilled nursing facilities will be 11.1%. On January 4, 2012, Sun issued a press release announcing its 2012 financial outlook and guidance, in which Sun stated that it expected the net impact of the CMS Final Rule in 2012 to be between $40 million to $45 million after mitigation strategies were implemented to partially offset the impact of the CMS Final Rule. Based on Sun’s expected 2012 consolidated earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) of between $222.0 million and $228.0 million and expected consolidated rents across all of its facilities totaling $148.0 million, Sun’s expected 2012 consolidated EBITDAR coverage would be between 1.50x and 1.54x (Sun’s expected 2012 consolidated EBITDAR coverage would be between 1.46x and 1.50x before eliminating Sabra facilities from which Sun expects to transition operations to held for sale status in 2012). Sun’s actual consolidated EBITDAR and consolidated rents across all of its facilities for the six months ended June 30, 2012, was $106.6 million and $72.9 million, respectively. Sun’s consolidated EBITDAR coverage for the six months ended June 30, 2012 was 1.46x. In addition to Sun, other tenants have undertaken cost and patient mix mitigation activities intended to partially offset the impact of the CMS Final Rule. If Sun and our other skilled nursing facility tenants are unable to mitigate the impact of the CMS Final Rule as expected, this may have an adverse impact on their business and financial results, which will adversely affect our business, financial position or results of operations if they are unable to timely make their rental payments to us.

We may not be able to sell properties when we desire because real estate investments are relatively illiquid, which could have a material adverse effect on our business, financial position or results of operations.

Real estate investments generally cannot be sold quickly. In addition, some and potentially substantially all of our properties serve as collateral for our current and future secured debt obligations and cannot readily be sold unless the underlying mortgage indebtedness is concurrently repaid. We may not be able to vary our portfolio promptly in response to changes in the real estate market. A downturn in the real estate market could materially adversely affect the value of our properties and our ability to sell such properties for acceptable prices or on other acceptable terms. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or portfolio of properties. Further, because Sabra owns appreciated assets that were held before Sabra elected to be treated as a REIT, if Sabra sells any such property in a taxable transaction within the ten-year period following Sabra’s qualification as a REIT, Sabra will generally be subject to corporate tax on that gain to the extent of the built-in gain in that property at the time Sabra became a REIT. The amount of corporate tax that Sabra would pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time Sabra became a REIT. As of January 1, 2011, the effective time of our REIT election, the built-in-gains tax associated with our properties totaled approximately $145.8 million assuming a 40% corporate tax rate. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our business, financial position or results of operations.

Real estate is a competitive business and this competition may make it difficult for us to identify and purchase suitable healthcare properties.

We operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger than us and have greater resources and lower costs of capital than we do. This competition makes it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of healthcare properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially adversely affected.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

Our success depends in large part upon the leadership and performance of our executive management team, particularly Richard K. Matros, our President and Chief Executive Officer. If we lose the services of Mr. Matros, we may not be able to successfully manage our business or achieve our business objectives.

We have a limited number of employees and, accordingly, the loss of any one of our employees could harm our operations.

As of June 30, 2012, we employed six full-time employees, including our executive officers. Accordingly, the impact we may feel from the loss of one of our full-time employees may be greater than the impact such a loss would have on a larger organization. While it is anticipated that we could find replacements for our personnel, the loss of their services could harm our operations, at least in the short term.

Potential litigation and rising insurance costs may affect our tenants’ ability to obtain and maintain adequate liability and other insurance and their ability to make lease payments and fulfill their insurance and indemnification obligations to us.

Our tenants may be subject to lawsuits filed by advocacy groups that monitor the quality of care at healthcare facilities or by patients, facility residents or their families. Significant damage awards are possible in cases where neglect has been found. This litigation has increased our tenants’ costs of monitoring and reporting quality of care and has resulted in increases in the cost of liability and medical malpractice insurance. These increased costs may materially adversely affect our tenants’ ability to obtain and maintain adequate liability and other insurance; manage related risk exposures; fulfill their insurance, indemnification and other obligations to us under their leases; or make lease payments to us.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.

While our lease agreements require that comprehensive insurance and hazard insurance be maintained by the tenants, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace properties after they have been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to a damaged property.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner of real property, we or our subsidiaries are subject to various federal, state and local environmental and health and safety laws and regulations. Although we do not operate or manage our properties, we or our subsidiaries may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property where there has been a release or threatened release of a hazardous regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed an affected property’s value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws provide for the creation of a lien on a contaminated site in favor of the government as security for damages and any costs the government incurs in connection with such contamination and associated clean-up.

Although we require our operators and tenants to undertake to indemnify us for environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant or operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our ability to report our financial results on a timely and accurate basis.

We are required to maintain internal control over financial reporting pursuant to Rule 13a-15 under the Exchange Act. Failure to maintain such controls could result in misstatements in our financial statements and potentially subject us to sanctions or investigations by the SEC or other regulatory authorities or could cause us to delay the filing of required reports with the SEC and our reporting of financial results. Any of these events could result in a decline in the trading price or liquidity of the Exchange Notes.

RISKS ASSOCIATED WITH OUR STATUS AS A REIT

The 90% distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions.

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, Sabra must make distributions to its stockholders. The Indenture governing the notes permits us to declare or pay any dividend or make any distribution that is necessary to maintain our REIT status if the aggregate principal amount of all outstanding Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets (as each term is defined in the Indenture governing the notes) and to make additional distributions if we pass certain other financial tests.

Sabra is required under the Internal Revenue Code of 1986, as amended (the “Code”), to distribute at least 90% of its taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, and the Operating Partnership is required to make distributions to Sabra to allow it to satisfy these REIT distribution requirements. However, distributions may limit Sabra’s ability to rely upon rental payments from its properties or subsequently acquired properties to finance investments, acquisitions or new developments.

Although Sabra anticipates that it generally will have sufficient cash or liquid assets to enable Sabra to satisfy the REIT distribution requirement, it is possible that, from time to time, Sabra may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. This may be due to the timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions also may cause Sabra to fail to have sufficient cash or liquid assets to enable Sabra to satisfy the 90% distribution requirement.

In the event that such an insufficiency or such timing differences occur, in order to meet the 90% distribution requirement and maintain Sabra’s status as a REIT, Sabra may have to sell assets at unfavorable prices, borrow at unfavorable terms, make taxable stock dividends, or pursue other strategies. This may require Sabra to raise additional capital to meet its obligations. The terms of our Amended Secured Revolving Credit Facility and the terms of the Indenture governing the notes may restrict our ability to engage in some of these transactions.

We could fail to qualify as a REIT if income we receive is not treated as qualifying income, including as a result of one or more of the lease agreements we have entered into or assumed (as well as any other leases we enter into or assume) not being characterized as true leases for U.S. federal income tax purposes, which would subject us to U.S. federal income tax at corporate tax rates.

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us will not be treated as qualifying rent for purposes of these requirements if the lease agreements we have entered into or assumed (as well as any other leases we enter into or assume) are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures, loans or some other type of arrangement. In the event that the lease agreements entered into with Sun are not characterized as true leases for U.S. federal income tax purposes, we likely would fail to qualify as a REIT. In addition, rents received by us from Sun will not be treated as qualifying rent for purposes of these requirements if we are treated, either directly or under the applicable attribution rules, as owning 10% or more of Sun common stock. We will be treated as owning, under the applicable attribution rules, 10% or more of Sun common stock at any time that a stockholder owns, directly or under the applicable attribution rules, (a) 10% or more of our common stock and (b) 10% or more of Sun common stock. The provisions of our charter restrict the transfer and ownership of our common stock that would cause the rents received or accrued by us from Sun (or any other tenant of ours) to be treated as non-qualifying rent for purposes of the REIT gross income requirements. Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that we will not be treated as related to Sun (or any other tenant of ours). If we fail to qualify as a REIT, we would be subject to U.S. federal income tax (including any applicable minimum tax) on our taxable income at corporate tax rates, which would decrease the amount of cash available for distribution to holders of our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments, which could materially hinder our performance.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy certain tests, including tests concerning the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments or acquisitions we might otherwise make. Thus, compliance with the REIT requirements may materially hinder our performance.

If we have significant amounts of non-cash taxable income, we may have to declare taxable stock dividends or make other non-cash distributions, which could cause our stockholders to incur tax liabilities in excess of cash received.

We currently intend to pay dividends in cash only, and not in-kind. However, if for any taxable year, we have significant amounts of taxable income in excess of available cash flow, we may have to declare dividends in-kind in order to satisfy the REIT annual distribution requirements. We may distribute a portion of our dividends in the form of our stock or our debt instruments. In either event, a holder of our common stock will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such stockholder.

Pursuant to Revenue Procedure 2010-12, a recent revenue procedure issued by the Internal Revenue Service (the “IRS”), the IRS has indicated that it will treat distributions from certain publicly traded REITs that are paid partly in cash and partly in stock (through 2011) at the election of each stockholder as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for U.S. federal income tax purposes. If we make such a distribution, U.S. holders would be required to include the full amount of the dividend (i.e., the cash and stock portion) as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. holder sells our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of our stock.

Further, because IRS Revenue Procedure 2010-12 only applies through 2011, it is unclear whether and to what extent we will be able to pay taxable dividends in cash and/or stock in later years. Moreover, various tax aspects of a taxable dividend payable in cash and/or stock are uncertain and have not yet been addressed by the

IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable dividends payable in cash and/or stock, including on a retroactive basis, or assert that the requirements for such taxable dividends have not been met.

Our charter restricts the transfer and ownership of our stock, which may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to maintain our qualification as a REIT for each taxable year after 2011, no more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code. For the purpose of preserving our REIT qualification, our charter prohibits, subject to certain exceptions, direct, indirect and constructive ownership of more than 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or more than 9.9% in value of our outstanding stock. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. The ownership limits may have the effect of discouraging an acquisition of control of us without the approval of our board of directors.

We could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

We own appreciated assets that were held before we elected to be treated as a REIT. If such appreciated assets are disposed of in a gain recognition transaction within the 10-year period following our qualification as a REIT, we will generally be subject to corporate tax on that gain to the extent of the built-in gain in those assets at the time we became a REIT. The total amount of gain on which we can be taxed is limited to our net built-in gain at the time we became a REIT, i.e., the excess of the aggregate fair market value of our assets at the time we became a REIT over the adjusted tax bases of those assets at that time. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to dispose of appreciated assets we might otherwise dispose of during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a disposition will not occur. If we dispose of such assets in a gain recognition transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the effective time of our REIT election. The amount of tax could be significant. As of January 1, 2011, the effective time of our REIT election, the built-in-gains tax associated with our properties totaled approximately $145.8 million assuming a 40% corporate tax rate.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax law could materially adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

Our failure to qualify and maintain our qualification as a REIT would subject us to U.S. federal income tax, which could adversely affect the value of the shares of our common stock and would substantially reduce the cash available for distribution to our stockholders.

We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code, and we believe we have operated in a manner that will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year beginning on January 1, 2011. However, we cannot assure you that we will qualify and remain qualified as a REIT. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Accordingly, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of investments we make, and the possibility of future changes in our circumstances, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any calendar year, we would be required to pay U.S. federal income tax (and any applicable state and local tax), including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income (although such dividends received by certain non-corporate U.S. taxpayers generally would be subject to a preferential rate of taxation through December 31, 2012). Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required under U.S. federal tax laws to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under U.S. federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to domestic stockholders taxed at individual rates has been reduced by legislation to 15% through the end of 2012. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the stock of REITs, including our common stock.

Our ownership of and relationship with any taxable REIT subsidiaries that we have formed or will form will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries (“TRSs”). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis. Any domestic TRS that we have formed or may form will pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification.

RISKS RELATING TO THE EXCHANGE OFFER

You may not be able to sell your Old Notes if you do not exchange them for Exchange Notes in the exchange offer.

If you do not exchange your Old Notes for Exchange Notes in the exchange offer, your Old Notes will continue to be subject to restrictions on transfer. In general, you may not offer, sell or otherwise transfer the Old Notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

The Issuers and the guarantors do not currently anticipate that they will register the Old Notes under the Securities Act and, except for the limited instances involving the initial purchasers or holders of the Old Notes who are not eligible to participate in the exchange offer or who do not receive freely transferable Exchange Notes in the exchange offer, they will not be under any obligation to do so under the Registration Rights Agreement or otherwise.

Your ability to sell your Old Notes may be significantly more limited and the price at which you may be able to sell your Old Notes may be significantly lower if you do not exchange them for Exchange Notes in the exchange offer.

To the extent that the Old Notes are tendered and accepted for exchange in the exchange offer, the trading market for the Old Notes that remain outstanding may be significantly more limited. The Old Notes have a separate CUSIP number from that of the existing 2018 notes and will not be fungible in the trading market with the existing 2018 notes. As a result, the liquidity of the Old Notes not tendered and accepted for exchange could be adversely affected. The extent of the market for Old Notes and the availability of price quotations would depend on a number of factors, including the number of holders of Old Notes remaining outstanding and the interest of securities firms in maintaining a market in the Old Notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for the Old Notes that are not exchanged in the exchange offer may be affected adversely to the extent that the Old Notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the Old Notes that are not exchanged more volatile.

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary, including an Agent’s Message (as defined in “The Exchange Offer—Procedures for Tendering Old Notes Through Brokers and Banks”). We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the Registration Rights Agreement will terminate. See “The Exchange Offer—Procedures for Tendering Old Notes Through Brokers and Banks” and “The Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

RISKS RELATING TO THE NOTES

The notes and the guarantees are unsecured and are effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The notes and the guarantees are the Issuers’ and the guarantors’ unsecured obligations. The Indenture governing the notes generally permits us to incur secured indebtedness so long as we maintain a specified ratio of unencumbered assets to unsecured debt. The notes and the guarantees are effectively subordinated to all of our existing and future secured debt and that of the guarantors to the extent of the value of the assets securing such obligations, including our Amended Secured Revolving Credit Facility. Our obligations under our Amended Secured Revolving Credit Facility are secured by first lien mortgages on certain of our properties, a pledge of the capital stock of subsidiaries owning such properties and other customary collateral, including an assignment of leases and rents with respect to such mortgaged properties. In addition, we had $157.5 million available for borrowing under our Amended Secured Revolving Credit Facility as of June 30, 2012, which increased to $200.0 million available for borrowing after giving effect to the offering of the Old Notes and the use of proceeds therefrom. Because the notes are unsecured obligations, your right of repayment may be compromised in the following situations:

•	We enter into bankruptcy, liquidation, reorganization or other winding-up;

•	There is a default in payment under any of our secured debt; or

•	There is an acceleration of any of our secured debt.

If any of these events occurs, the secured lenders could foreclose on our assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the Indenture at such time. As a result, upon the occurrence of any of these events, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to fully satisfy your claims. You may therefore not be fully repaid if we or the subsidiary guarantors become insolvent or otherwise fail to make payment on the notes.

The notes are structurally subordinated to all liabilities of our non-guarantor subsidiaries.

The notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes or in the future do not guarantee the notes. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the bankruptcy, liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including creditors (including mortgage holders) and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before distributing any of their assets to us. Our revenues on an annualized basis attributable to the properties held by the Real Property Non-Guarantor Subsidiaries, as described further under “Description of Exchange Notes—Guaranties and Subsidiary Guarantors,” were $25.8 million based on revenues for the six months ended June 30, 2012, and, as of June 30, 2012, these properties accounted for 26% of Sabra’s total real estate investments, net of accumulated depreciation, and had aggregate mortgage indebtedness to third parties of approximately $157.4 million (excluding $0.5 million of mortgage premium).

We rely on our subsidiaries for our operating funds, and our non-guarantor subsidiaries have no obligation to supply us with any funds.

We conduct our operations through subsidiaries and depend on our subsidiaries for the funds necessary to operate and repay our debt obligations. We depend on the transfer of funds from our subsidiaries to make the payments due under the notes. Under certain circumstances, one or more of our subsidiaries may be released from its, or may not be required to provide a, guarantee of the notes, and in such circumstances, will not be required to fund any of our obligations with respect to the notes. Each of our subsidiaries is a distinct legal entity and has no obligation, contingent or otherwise, to transfer funds to us. In addition, our ability to make payments under the notes, and the ability of our subsidiaries to transfer funds to us, could be restricted by the terms of subsequent financings.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the notes could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

•	Received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of our creditors or the creditors of the subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	The sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

The present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	It could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each subsidiary guarantor, after giving effect to its guarantee of the notes, is not insolvent, has a fair market value of its assets greater than the total amount of its liabilities (including contingent liabilities), has a present fair salable value of its assets greater than the amount that will be required to pay its probable liabilities on its debts as they become absolute and matured, is able to realize upon its assets and pay its debts and other liabilities, including contingent liabilities, as they mature, and does not have unreasonably small capital. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. In addition, each guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer laws, or may eliminate the subsidiary guarantor’s obligations or reduce the subsidiary guarantor’s obligations to an amount that effectively makes the guarantee worthless.

We may not have the funds necessary to finance the repurchase of the notes in connection with a change of control offer required by the Indenture governing the notes.

Upon the occurrence of specific kinds of change of control events, the Indenture governing the notes requires us to make an offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the notes. In addition, restrictions under our Amended Secured Revolving Credit Facility, or other future debt, may not allow us to repurchase the notes upon a change of control. If we could not refinance such senior debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the notes, which would constitute an event of default under the Indenture governing the notes, which in turn would constitute a default under our Amended Secured Revolving Credit Facility. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the Indenture governing the notes although these types of transactions could affect our capital structure or credit ratings and the holders of the notes. See “Description of Exchange Notes—Repurchase of Notes upon a Change of Control.”

Courts interpreting change of control provisions under New York law (which is the governing law of the Indenture governing the notes) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether an indenture change of control provision, similar to the one contained in the Indenture governing the notes, related to a change of control as a result of a change in the composition of a board of directors could be unenforceable on public policy grounds. Accordingly, the ability of a holder of notes to require us to repurchase notes as a result of a change in the composition of our board of directors is uncertain. Another court may not enforce the change of control provisions in the Indenture governing the notes as written for the benefit of the holders, and the change of control provisions could be impacted if we become a debtor in a bankruptcy case.

An active trading market for the notes may not be sustained, which may hinder your ability to liquidate your investment.

Although the Exchange Notes will be treated as a single class with the existing 2018 notes and will be fungible in the trading market with the existing 2018 notes, the existing 2018 notes have only traded since October 27, 2010 and are not listed on any securities exchange. We do not intend to list the notes on any national securities exchange or seek the admission of the notes for quotation through any automated inter-dealer quotation system. As a result, even though there is currently a trading market for the existing 2018 notes, we cannot guarantee that an active trading market for the notes will be sustained. If an active trading market for the notes fails to be sustained, the trading price of the notes could be adversely affected.

The liquidity of the trading market for the notes and the trading price quoted for the notes may be adversely affected by many factors, some of which are beyond our control, including:

•	Prevailing interest rates;

•	Demand for high yield debt securities generally;

•	General economic conditions;

•	Our financial condition, performance and future prospects;

•	Our credit rating; and

•	Prospects for companies in our industry generally.

In addition, historically, the market for non-investment grade debt like the notes has been subject to disruptions that have caused substantial market price fluctuations in the price of securities that are similar to the notes and, therefore, the notes may be subject to similar disruptions and price volatility.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The Old Notes were originally issued and sold on July 26, 2012. In connection with the original issuance and sale of the Old Notes, we entered into the Registration Rights Agreement pursuant to which we agreed, for the benefit of the holders of the Old Notes, at our cost, to use our commercially reasonable efforts:

(1)	to file with the SEC an exchange offer registration statement pursuant to which we and the guarantors will offer, in exchange for the Old Notes, new notes identical in all material respects to, and evidencing the same indebtedness as, the Old Notes (but will not contain terms with respect to transfer restrictions or provide for the additional interest described below);

(2)	to cause the exchange offer registration statement to be declared effective under the Securities Act on or prior to 120 days following the date on which we issued the Old Notes; and

(3)	to cause the exchange offer to be consummated by the 150th day following the date on which we issued the Old Notes (the “Consummation Deadline”).

Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to unrelated third parties and referenced below, we believe that the Exchange Notes issued in the exchange offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by any exchange noteholder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

(1)	such holder is not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act;

(2)	such Exchange Notes are acquired in the ordinary course of the holder’s business; and

(3)	such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

(1)	cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters; and

(2)	in the absence of an applicable exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes or it may incur liability under the Securities Act. We will not be responsible for, or indemnify against, any such liability.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

We do not intend to seek our own interpretation regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Old Notes for its own account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section entitled “Plan of Distribution” for more details regarding these procedures for the transfer of Exchange Notes. We have agreed, for a period of 180 days after the exchange offer is consummated, to make this prospectus available to any broker-dealer for use in connection with any resale of the Exchange Notes.

In order to participate in the exchange offer, each holder of Old Notes that wishes to exchange Old Notes for Exchange Notes in the exchange offer will be required to make the representations described below under “—Representations.”

Shelf Registration Statement

In the event that:

(1)	we are not permitted to file the exchange offer registration statement or to consummate the exchange offer due to a change in law or SEC policy; or

(2)	for any reason, we do not consummate the exchange offer by the Consummation Deadline; or

(3)	any holder notifies us that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•

it cannot publicly resell new notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder;

•	it is a broker-dealer and holds Old Notes that it has not exchanged and that it acquired directly from us or one of our affiliates; or

•	the initial purchaser so requests (with respect to Old Notes that have not been resold and that it acquired directly from us or one of our affiliates),

then in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the SEC to cover resales of the Old Notes or the Exchange Notes, as the case may be. In that case, we will use our commercially reasonable efforts to (a) cause the registration statement to become effective (i) in the case of clause (1) above, by the 60th day after we determine we are not permitted to file the exchange offer registration statement or to consummate the exchange offer due to a change in law or policy but in any event not earlier than the 120th day following the issuance of the Old Notes, (ii) in the case of clause (2) above, by the 60th day after the Consummation Deadline, and (iii) in the case of clause (3) above, by the 60th day after receipt of such notice by in any event not earlier than the 120th day following the issuance of the Old Notes, and (b) maintain the effectiveness of the registration statement for two years or such lesser period after which all the notes registered therein have been sold under the Securities Act.

Additional Interest

If (1) we have not filed the exchange offer registration statement or the shelf registration statement by the dates described above as required by the Registration Rights Agreement, (2) the exchange offer registration statement or the shelf registration statement is not declared effective by the dates described above as required by the Registration Rights Agreement, (3) we do not consummate the exchange offer described in this prospectus by the Consummation Deadline, or (4) the shelf registration statement is declared effective, but thereafter, subject to certain exceptions, ceases to be effective or usable in connection with resales of any notes registered under the shelf registration statement during the periods specified in the Registration Rights Agreement, then we will be in default under the Registration Rights Agreement. If one of the registration defaults occurs, the annual interest rate on the Old Notes will increase by $0.05 per week per $1,000 principal amount of transfer restricted securities for the first 90-day period. The amount of additional interest will increase by an additional $0.05 per week per

$1,000 principal amount of transfer restricted securities for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of $0.20 per week per $1,000 principal amount of transfer restricted securities. When we have cured all of the registration defaults, the interest rate on the Old Notes will revert immediately to the original level.

The exchange offer is intended to satisfy our exchange offer obligations under the Registration Rights Agreement. The notes will not have rights to additional interest as set forth above upon the consummation of the exchange offer.

Terms of the Exchange Offer

We are offering to exchange up to $100.0 million aggregate principal amount of the Exchange Notes, the issuance of which has been registered under the Securities Act, for an equal principal amount of the Old Notes. Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in denominations of $2,000 of principal amount and any integral multiple of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not have transfer restrictions or contain the additional interest provisions of the Old Notes. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and entitled to the benefits of the Indenture. Consequently, the Old Notes and the Exchange Notes will be treated, together with the existing 2018 notes, as a single class of debt securities under the Indenture.

As of the date of this prospectus, Old Notes representing $100.0 million in aggregate principal amount were outstanding, and there was one registered holder, CEDE & Co., as nominee of DTC. This prospectus is being sent to all registered holders of the Old Notes.

The exchange offer is not conditioned on any minimum aggregate principal amount of Old Notes being tendered for exchange.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC. We will be deemed to have accepted for exchange properly tendered Old Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering the Exchange Notes to such holders.

Old Notes that are not tendered for exchange in the exchange offer or that are tendered but we do not accept for exchange will remain outstanding and continue to accrue interest and will continue to be entitled to the rights and benefits such holders have under the Indenture relating to the Old Notes. The Old Notes that are not exchanged will continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the Registration Rights Agreement will terminate. Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses” and “—Transfer Taxes” below.

Expiration Date; Extensions; Amendments

The exchange offer will remain open for at least 30 days, and in all events will remain open for at least 20 full business days. The term “expiration date” will mean 5:00 p.m., New York City time, on November 14, 2012, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing by press release or other public announcement the registered holders of Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

(1)	to delay accepting any Old Notes, to extend the exchange offer or, if any of the conditions to the exchange offer set forth below under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

(2)	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders by a press release or other public announcement. If we amend the exchange offer in a manner that we determine to constitute a material change in the exchange offer, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment, and we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate an exchange offer as provided in this prospectus before accepting any Old Notes for exchange or if we amend the terms of the exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all event comply with our obligation to exchange promptly all Old Notes properly tendered and accepted for exchange in the exchange offer.

Procedures for Tendering Old Notes Through Brokers and Banks

Since the Old Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for Exchange Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain Exchange Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

To tender your Old Notes in the exchange offer, you must:

(1)	comply with DTC’s Automated Tender Offer Program (“ATOP”) procedures described below; and

(2)	the exchange agent must receive a timely confirmation of a book-entry transfer of the Old Notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted Agent’s Message (defined below), before the expiration date.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON NOVEMBER 14, 2012.

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf, will seek to establish an ATOP account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 pm, New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer, including the letter of transmittal, and that the agreement may be enforced against such participant.

Each Agent’s Message must include the following information:

(1)	Name of the beneficial owner tendering such Old Notes;

(2)	Account number of the beneficial owner tendering such Old Notes;

(3)	Principal amount of Old Notes tendered by such beneficial owner; and

(4)	A confirmation that the beneficial holder of the Old Notes tendered has made the representations for our benefit set forth under “—Representations” below.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS AND AGREES TO BE BOUND BY THE TERMS OF THIS EXCHANGE OFFER, INCLUDING THE LETTER OF TRANSMITTAL.

The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus. By using the ATOP procedures to exchange Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgements and the representations and warranties it contains, just as if you had signed it.

We will decide all questions about the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to: (1) reject any and all tenders of any particular Old Note not properly tendered; (2) refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and (3) waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Representations

To participate in the exchange offer, each holder of Old Notes that wishes to exchange Old Notes for Exchange Notes in the exchange offer will be required to make the following representations:

(1)	it has full corporate (or similar) power and authority to tender, exchange, assign and transfer the Old Notes and to acquire the Exchange Notes;

(2)	when the Old Notes are accepted for exchange, the Issuers will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim; and

(3)	if such holder is a broker dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities, then such holder will comply with the applicable provisions of the Securities Act with respect to any resale of the Exchange Notes. See “Plan of Distribution.”

Broker-dealers who cannot make the representations in item (3) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the Exchange Notes issued in the exchange offer.

Each holder of Old Notes that wishes to exchange Old Notes for Exchange Notes in the exchange offer and any beneficial owner of those Old Notes also will be required to make the following representations:

(1)	neither the holder nor any beneficial owner of the Old Notes is an “affiliate” (as defined in Rule 405 under the Securities Act) of the Issuers;

(2)	neither the holder nor any beneficial owner of the Old Notes is engaged in or intends to engage in, and has no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the Exchange Notes;

(3)	any Exchange Notes to be acquired by the holder and any beneficial owner of the Old Notes pursuant to the exchange offer will be acquired in the ordinary course of business of the person receiving such Exchange Notes; and

(4)	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

BY TENDERING YOUR OLD NOTES YOU ARE DEEMED TO HAVE MADE THESE REPRESENTATIONS.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your Old Notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of Exchange Notes acquired in the exchange offer, you or that person:

(1)	cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters; and

(2)	in the absence of an applicable exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes.

Acceptance of Outstanding Old Notes for Exchange; Delivery of Exchange Notes

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us. If we do not accept any tendered Old Notes for exchange by book-entry transfer because of an invalid tender or other valid reason, we will credit the Old Notes to an account maintained with DTC promptly after the exchange offer terminates or expires.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO THE EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided for by us in conjunction with the exchange offer. Holders of Old Notes must timely tender their Old Notes in accordance with the procedures set forth herein.

Withdrawal Rights

You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the Old Notes to be withdrawn;

(2)	identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if, at any time before the acceptance of Old Notes for exchange, (1) we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction, (2) any action or proceeding has been instituted or threatened in any court or before any governmental agency with respect to the exchange offer which, in our judgment, might impair our ability to proceed with the exchange offer or have a material adverse effect on us, or (3) we determine that there has been a material change in our business or financial affairs which, in our judgment, would materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any Old Notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event we are required to use our commercially reasonable efforts to promptly obtain the withdrawal of any stop order.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the letter of transmittal to the exchange agent addressed as follows:

WELLS FARGO BANK, NATIONAL ASSOCIATION, EXCHANGE AGENT

By registered or certified mail, overnight delivery:

608 2nd Avenue South, 12th Floor

MAC: N9303-121

Minneapolis, MN 55402

Attention: Bondholder Communications

For Information Call:

(800) 344-5128

Confirm by Telephone:

(800) 344-5128

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made through DTC by Wells Fargo Bank, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provisions of these services and pay other registration expenses, including registration and filing fees and expenses, fees and expenses of compliance with federal securities and state securities or blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

Additional solicitations may be made by telephone, facsimile or in person by our and our affiliates’ officers employees and by persons so engaged by the exchange agent.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be capitalized and expensed over the term of the Exchange Notes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

Consequences of Failure to Exchange

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreement and described above, and your Old Notes will continue to be subject to the provisions of the Indenture governing the notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of the Old Notes imposed by the Securities Act and states securities law when we complete the exchange offer. These transfer restrictions are required because the Old Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your Old Notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any additional interest that the Indenture governing the notes provides for if we do not complete the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial, tax, legal and other advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Old Notes in the open market or in privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Notes that are not tendered in the exchange offer or to file a shelf registration statement to permit resales of any untendered Old Notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes, we will receive, in exchange, an equal number of Old Notes in like principal amount. The form and terms of the Exchange Notes are identical to the form and terms of the Old Notes, except as otherwise described under the heading “The Exchange Offer—Terms of the Exchange Offer.” The Old Notes properly tendered and exchanged for Exchange Notes will be retired and cancelled. Accordingly, issuance of the Exchange Notes will not result in any change in our capitalization. We have agreed to bear the expense of the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of $100.0 million aggregate principal amount of the Old Notes on July 26, 2012 through a private placement exempt from the registration requirements under the Securities Act, and the receipt by us of proceeds, after deducting discounts, commissions, and offering expenses payable by us of $2.7 million.

You should read this table together with “Description of Other Indebtedness” included elsewhere in this prospectus, as well as our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$3,110	$60,809

Long term debt, including amounts due within one year
Senior secured revolving credit facility (1)	$42,500	—
Mortgage indebtedness	157,872	$157,872
Notes (8.125% due 2018) (2)	225,000	325,000

Total debt	425,372	482,872
Common stockholders’ equity	316,425	316,425

Total capitalization	$741,797	$799,297

(1)	Our Amended Secured Revolving Credit Facility provides for up to a $200.0 million senior secured revolving credit facility (up to $20.0 million of which may be utilized for letters of credit) and includes an accordion feature that allows the borrowers (the Operating Partnership and certain of its subsidiaries) to increase the borrowing availability under the senior secured revolving credit facility by up to an additional $150.0 million, subject to certain terms and conditions. As of June 30, 2012, there was $42.5 million outstanding under our Amended Secured Revolving Credit Facility and $157.5 million available for borrowing. We used a portion of the proceeds from the offering of the Old Notes to repay the borrowings outstanding on the Amended Secured Revolving Credit Facility.
(2)	The $100.0 million aggregate principal amount of Old Notes excludes a $6.0 million premium.

SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2011 and December 31, 2010 and for the year ended December 31, 2011 and the period from the Separation Date through December 31, 2010 should be read in conjunction with the consolidated financial statements and related notes thereto included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

	As of
	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010
Balance sheet data
Total real estate investments, net	$698,578	$542,590	$658,377	$482,297
Cash and cash equivalents	$3,110	$3,454	$42,250	$74,233
Total assets	$778,518	$595,802	$749,650	$599,559
Mortgage notes payable	$157,872	$159,935	$158,398	$161,440
Senior unsecured notes payable	$225,000	$225,000	$225,000	$225,000
Total liabilities	$462,093	$419,960	$423,077	$422,026
Total stockholders’ equity	$316,425	$175,842	$326,573	$177,533

	Six Months Ended		Year Ended December 31, 2011	Separation Date through December 31, 2010

	June 30, 2012	June 30, 2011
Operating data
Total revenues	$48,844	$36,407	$84,225	$8,795
Net income	$10,328	$3,335	$12,842	$7
Net income per common share—basic	$0.28	$0.13	$0.43	$—
Net income per common share—diluted	$0.28	$0.13	$0.43	$—

Other data
Cash flows provided by operations	$24,087	$17,928	$44,705	$6,592
Cash flows (used in) provided by investing activities	$(77,456)	$(79,434)	$(204,586)	$67,118
Cash flows provided by (used in) financing activities	$14,229	$(9,273)	$127,898	$523
Dividends declared and paid per common share	$0.66	$0.32	$0.96	$—

Weighted-average number of common shares outstanding, basic	37,092,683	25,140,781	30,109,417	25,110,936
Weighted-average number of common shares outstanding, diluted—net income and FFO	37,119,005	25,210,575	30,171,225	25,186,988
Weighted-average number of common shares outstanding, diluted—AFFO	37,472,271	25,474,693	30,399,132	25,645,131
FFO (1)	$25,188	$15,712	$39,433	$3,141
FFO per diluted common share (1)	$0.68	$0.62	$1.31	$0.12
AFFO (1)	$29,668	$19,368	$47,157	$3,706
AFFO per diluted common share (1)	$0.79	$0.76	$1.55	$0.14

(1)

We believe that net income as defined by GAAP is the most appropriate earnings measure. We also believe that funds from operations (or FFO), as defined by the National Association of Real Estate Investment Trusts (or NAREIT), and adjusted funds from operations (or AFFO) (and related per share amounts) are important non-GAAP supplemental measures of operating performance for a REIT. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization, and, for AFFO, by excluding non-cash revenues (including straight-line rental income adjustments and amortization of acquired above/below market lease intangibles), non-cash expenses (including stock-based compensation expense and amortization of deferred financing costs) and acquisition pursuit costs, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. See further discussion of FFO and AFFO in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Funds from Operations and Adjusted Funds from Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We commenced operations upon completion of the Separation and REIT Conversion Merger (both defined below) on November 15, 2010 (the “Separation Date”). For comparison purposes, we have presented below an unaudited pro forma consolidated income statement for the year ended December 31, 2010 as if the Separation and REIT Conversion Merger had occurred on January 1, 2010. Accordingly, the discussion and analysis of our results of operations set forth below includes a comparison of our pro forma results of operations for the year ended December 31, 2010 and our actual results of operations for the year ended December 31, 2011.

The discussion below contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed above in the “Risk Factors.”

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Also see “Cautionary Note Regarding Forward-Looking Statements” preceding “Summary.”

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

•	Overview

•	Sun—Genesis Pending Merger Transaction

•	Recent Transactions

•	Critical Accounting Policies

•	Results of Operations

•	Liquidity and Capital Resources

•	Change in Skilled Nursing Facility Reimbursement Rates

•	Obligations and Commitments

•	Impact of Inflation

•	Off-Balance Sheet Arrangements

•	Recently Issued Accounting Standards Updates

•	Quarterly Financial Data

Overview

We were incorporated on May 10, 2010 as a wholly owned subsidiary of Sun Healthcare Group, Inc. (“Old Sun”), a provider of nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Pursuant to a restructuring plan by Old Sun, Old Sun restructured its business by separating its real estate assets and its operating assets into two separate publicly traded companies, Sabra and SHG Services Inc. (which has been renamed “Sun Healthcare Group, Inc.” or “Sun”). In order to effect the restructuring, Old Sun distributed to its stockholders on a pro rata basis all of the outstanding shares of common stock of Sun (the “Separation”), together with an additional cash distribution. Immediately following the Separation, Old Sun merged with and into Sabra, with Sabra surviving the merger and Old Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Old Sun common stock (the “REIT Conversion Merger”). The Separation and REIT Conversion Merger were completed on November 15, 2010, which we refer to as the Separation Date.

Following the restructuring of Old Sun’s business and the completion of the Separation and REIT Conversion Merger, we began operating as a self-administered, self-managed REIT that, directly or indirectly, owns and invests in real estate serving the healthcare industry.

As of June 30, 2012, our investment portfolio consisted of 103 real estate properties (consisting of (i) 93 skilled nursing/post-acute facilities, (ii) nine senior housing facilities, and (iii) one acute care hospital), a mortgage loan secured by a first trust deed in a skilled nursing facility located in Texas with an option to purchase this facility and a mezzanine loan secured by the borrowers’ equity interests in three skilled nursing facilities and one assisted living facility located in Texas and with an option to purchase these four facilities. As of June 30, 2012, our real estate properties had a total of 11,392 licensed beds, or units, spread across 25 states. As of June 30, 2012, all of our real estate properties are leased under triple-net operating leases with expirations ranging from nine to 22 years.

We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. We intend to finance our investments with cash on hand, including a portion of the proceeds from our July 2012 offering of the Old Notes, and availability under our Amended Secured Revolving Credit Facility. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector. We employ a disciplined, opportunistic approach in our healthcare real estate investment strategy by investing in assets that provide attractive opportunities for dividend growth and appreciation of asset values, while maintaining balance sheet strength and liquidity, thereby creating long-term stockholder value.

We are organized to qualify as a REIT and we have elected to be treated as a REIT for U.S. federal income tax purposes with the filing of our U.S. federal income tax return for the taxable year beginning January 1, 2011. We operate through an umbrella partnership (commonly referred to as an UPREIT) structure in which substantially all of our properties and assets are held by the Operating Partnership or by subsidiaries of the Operating Partnership.

Sun—Genesis Pending Merger Transaction

On June 20, 2012, Sun announced that it had signed a definitive agreement to be acquired by Genesis. According to Sun’s announcement, Genesis will acquire Sun for $8.50 of cash per share of common stock, resulting in a transaction value of approximately $275 million net of cash and debt acquired. Sun’s Board of Directors unanimously approved this transaction. According to Sun’s announcement, the closing of this transaction is subject to customary conditions, including approval by Sun stockholders as well as regulatory approvals, and the closing is expected to occur in late fall of 2012. In connection with this transaction, we expect to obtain a parent guaranty from Genesis to replace the existing Sun guaranty of the lease obligations of its subsidiaries that are tenants under our lease agreements. Additionally, we expect the guaranty to include a tangible net worth covenant and expect to obtain an amendment to our master lease agreement with Sun to improve the annual rent escalators to a fixed 2.5% increase and to include cross-default provisions with Genesis’ term loan, all of which modifications should improve the overall quality of our leases with Sun. However, there can be no assurances that the proposed transaction will be completed on its proposed terms or at all. In its announcement, Sun expressed its belief that the combined entity will have broad geographic reach and the scale necessary to remain competitive in the post-acute sector. Sun has reported that, on a combined basis, the two companies generated roughly $4 billion in revenue in 2011 and have more than 420 facilities and 75,000 employees.

Recent Transactions

Independence Village of Frankenmuth

On September 21, 2012, we acquired a 249-unit independent living facility located in Frankenmuth, Michigan for $26.5 million. Concurrently with the purchase, we entered into a triple-net lease agreement with affiliates of Unified Acquisitions & Development, LLC. The lease has an initial term of 10 years with two five-year renewal options and provides for annual rent escalators equal to the greater of the change in the Consumer Price Index or 3.0%, resulting in annual lease revenues determined in accordance with GAAP of $2.4 million and an initial yield on cash rent of 8.0%. The purchase price was funded with available cash.

New Dawn of Aurora

On September 20, 2012, we acquired a 48-unit memory care facility located in Aurora, Colorado for $16.0 million from an affiliate of New Dawn Holding Company (“New Dawn”). Concurrently with the purchase, we entered into a triple-net lease agreement with affiliates of New Dawn. The lease has an initial term of 10 years with two five-year renewal options and provides for a fixed annual rent escalator of 3.0%, resulting in annual lease revenues determined in accordance with GAAP of $1.5 million and an initial yield on cash rent of 8.0%. The purchase price was funded with available cash. In addition, Sabra was granted a right of first refusal to acquire a memory care facility owned by an affiliate of New Dawn being built in Sun City West, Arizona.

Pipeline Agreement

On August 16, 2012, we entered into a forward purchase program (the “Pipeline Agreement”) to acquire newly constructed senior housing properties to be developed by First Phoenix Group, LLC (“First Phoenix”). The Pipeline Agreement provides for the acquisition of, as well as certain interim funding arrangements for, up to ten assisted living and memory care facilities through at least 2014. Under the Pipeline Agreement, First Phoenix will identify and develop the properties, affiliates of Sabra will purchase the properties once stabilized and a 50%/50% RIDEA-compliant joint venture partnership between affiliates of Sabra and First Phoenix will operate the facilities, subject to certain terms and conditions. Sabra will own 100% of the real estate and lease it to the joint venture partnership under a triple-net lease structure with an initial annual yield on cash rent of 8%. First Phoenix currently operates one facility under the Stoney River Assisted Living brand located in Marshfield, Wisconsin which is expected to be acquired by Sabra during 2012 and operated by the joint venture partnership.

Concurrently with our execution of the Pipeline Agreement, we entered into a $1.0 million pre-development loan agreement with First Phoenix to fund the acquisition of land and certain other costs associated with the first development project under the Pipeline Agreement, a 72-unit assisted living/memory care facility located in Ramsey, Minnesota. This loan will be funded over the course of the pre-development activities and bears interest at a fixed rate of 9.0% per annum. Repayment of the loan is expected to occur in connection with the acquisition of the stabilized property by Sabra, or earlier in certain circumstances.

Issuance of the Notes

On July 26, 2012, we, through the Issuers, issued an additional $100.0 million aggregate principal amount of Old Notes, which are treated as a single class with our existing 2018 notes. The Old Notes were issued at 106.0% providing net proceeds of $103.8 million after underwriting costs but before other offering expenses and a yield-to-maturity of 6.92%.

Onion Creek Mortgage Loan

On June 22, 2012, we entered into an $11.0 million mortgage loan agreement secured by a first trust deed on a 125-bed skilled nursing facility in Texas that was built in 2010 (the “Onion Creek Mortgage Loan”) with affiliates of Meridian Equity Investors, L.P. as borrowers. The Onion Creek Mortgage Loan has a five-year term, bears interest at a fixed rate of 8.5% per annum and cannot be prepaid during the first three years of the loan term. In addition, we have an option to purchase and the borrowers have an option to sell us the facility securing the Onion Creek Mortgage Loan from July 1, 2013 through the time the loan is repaid for between $12.5 million and $14.5 million, depending on the annualized EBITDAR of the facility for the three month period preceding the option exercise date; however, in no event can the borrowers require us to purchase the property if the three month annualized EBITDAR is below $1.7 million. The purchase price was funded with available cash and proceeds from our Amended Secured Revolving Credit Facility.

Aurora Portfolio

On June 1, 2012, we acquired three skilled nursing facilities in a sale-leaseback transaction with affiliates of Aurora Health Management, LLC (“Aurora”) for $21.8 million. Two of the facilities are located in Connecticut and the third is located in New Hampshire. Collectively, the facilities have 327 beds. In connection with the acquisition, we amended the existing master lease with Aurora (the “Aurora Master Lease”) to include these three facilities with the two facilities that we were already leasing to Aurora and to extend the term by six months. The Aurora Master Lease has an initial term of 15 years with two five-year renewal options and contains fixed annual rent escalators of 2.5%. With the addition of these facilities, the Aurora portfolio will provide an initial yield on cash rent of 10.18% and annual lease revenues determined in accordance with GAAP of $4.6 million. The purchase price was funded with available cash and proceeds from our Amended Secured Revolving Credit Facility.

Ridgecrest Manor

On May 1, 2012, we acquired a 120-bed skilled nursing facility located in Virginia for $5.7 million. Concurrently with the purchase, we entered into a triple-net lease agreement with affiliates of Trinity Health Systems, LLC. The lease has an initial term of 15 years with two five-year renewal options and provides for annual rent escalators equal to the greater of the change in the Consumer Price Index or 3.0%, resulting in annual lease revenues determined in accordance with GAAP of $0.8 million and an initial yield on cash rent of 11.0%. In addition, we have provided the tenant with an improvement allowance of up to $0.5 million. The loan was funded with available cash and proceeds from our Amended Secured Revolving Credit Facility.

Refinancing of Mortgage Indebtedness

On June 28, 2012, we refinanced four of our existing United States Department of Housing and Urban Development (“HUD”) mortgage notes totaling $20.9 million. We maintained the original maturity dates, reduced the weighted average interest rate from 5.75% to 2.49% per annum and increased the aggregate outstanding principal amount of the mortgage notes by $1.1 million. In connection with the refinancing, we wrote off $0.2 million in unamortized deferred financing costs related to the original mortgage notes. Subsequent to June 30, 2012, we refinanced one additional HUD mortgage note totaling $13.5 million. We maintained the original maturity date, reduced the interest rate from 5.90% to 2.49% per annum and increased the aggregate outstanding principal amount of the mortgage note by $0.4 million.

On May 1, 2012, we amended the Amended, Restated and Consolidated Loan Agreement with General Electric Capital Corporation. We reduced the interest rate spread of the floating rate portion (totaling $58.6 million as of June 30, 2012) by 50 basis points and maintained the fixed rate portion (totaling $31.1 million as of June 30, 2012) at the original pricing of 6.82%; however, the reduced pricing will apply to the fixed portion of the loan beginning on December 19, 2013 when it converts to a floating rate loan. We also agreed to prepayment terms that do not allow for prepayment for the loan prior to May 1, 2014 unless the prepayment is either approved by the lender in its sole discretion or arises from a refinancing of one or more of the applicable facilities under a loan program insured or otherwise supported by HUD.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

We recognize rental revenue from tenants, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term.

Real Estate Investments

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Depreciation of real estate assets and amortization of lease intangibles are included in depreciation and amortization in the consolidated statements of operations. We anticipate the estimated useful lives of our assets by class to be generally as follows: land improvements, 3 to 40 years; buildings and building improvements, 3 to 40 years; and furniture and equipment, 1 to 20 years.

Impairment of Real Estate Investments

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate investments may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of our real estate investments through its undiscounted future cash flows and the eventual disposition of the investment. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our real estate investments, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of our real estate investments. We did not record any impairment losses on our real estate investments during the year ended December 31, 2011 and during the period from the Separation Date through December 31, 2010.

Real Estate Acquisition Valuation

We account for the acquisition of income-producing real estate, or real estate that will be used for the production of income, as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition pursuit costs are expensed as incurred, and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the year ended December 31, 2011, we completed eleven business combinations and expensed $3.2 million of acquisition pursuit costs, which is included in general and administrative expense on the accompanying consolidated statements of income. No business combinations were completed during the period from the Separation Date through December 31, 2010.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Interest Income

Interest income on our loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination costs are amortized over the term of the loan as an adjustment to interest income. When concerns exist as to the ultimate collection of principal or interest due under a loan, the loan is placed on nonaccrual status and we will not recognize interest income until the cash is received, or the loan returns to accrual status. If we determine that the collection of interest according to the contractual terms of the loan is probable, we will resume the accrual of interest.

Stock-Based Compensation

Stock-based compensation expense for stock-based awards granted to our employees and our non-employee directors are recognized in the statement of income based on their estimated fair value. Compensation expense for awards with graded vesting schedules is generally recognized ratably over the period from the grant date to the date when the award is no longer contingent on the employee providing additional services.

Income Taxes

We are organized to qualify as a REIT and we have elected to be treated as a REIT for U.S. federal income tax purposes with the filing of our U.S. federal income tax return for the taxable year beginning January 1, 2011. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

For income tax purposes, we are the surviving taxpayer of the Separation. Accordingly, tax positions taken by Old Sun prior to the Separation will remain our obligations after the Separation. However, under an agreement with Sun relating to tax allocation matters, Sun is responsible for and will indemnify us against, among other things, federal, state and local taxes related to periods prior to the Separation to the extent the deferred tax assets allocated to us as part of the Separation are not sufficient and/or cannot be utilized to satisfy these taxes. After the 2010 tax year, we and Sun have agreed, to the extent allowable by applicable law, to allocate all net operating loss attributes generated in prior years to Sun. In addition, Sun will generally have the right to control the conduct and disposition of any tax audits or other proceedings with regard to such periods, and will be entitled to any refund or credit for such periods.

We evaluate our tax positions using a two-step approach: step one (recognition) occurs when a company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination and step two (measurement) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit (determined on a cumulative probability basis) that is more likely than not to be realized upon ultimate settlement. We will recognize tax penalties relating to unrecognized tax benefits as additional tax expense.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Results of Operations

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

As of June 30, 2012, our investment portfolio included 103 real estate properties and two investments in loans receivable. As of June 30, 2011, our investment portfolio included 88 real estate properties and an investment in a mortgage note, which was subsequently repaid. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning investments acquired in 2011 and 2012 for an entire period and the anticipated future acquisition of additional investments. The results of operations presented for the six months ended June 30, 2012 and 2011 are not directly comparable due to the increase in acquisition activity subsequent to June 30, 2011.

Comparison of the six months ended June 30, 2012 versus the six months ended June 30, 2011 (dollars in thousands):

	Six Months Ended June 30,		Increase	Percentage Difference	Increase due to Acquisitions (1)	Increase (Decrease) Due to Properties Held Throughout Both Periods (2)
	2012	2011
Revenues:
Rental income	$48,483	$36,190	$12,293	34%	$11,415	$878
Interest income	361	217	144	66%	353	(209)
Expenses:
Depreciation and amortization	14,860	12,377	2,483	20%	2,964	(481)
Interest	15,846	15,103	743	5%	—	743
General and administrative	7,810	5,592	2,218	40%	558	1,660

(1)	Represents the dollar amount increase for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 as a result of properties and other real estate-related assets acquired on or after January 1, 2011.
(2)	Represents dollar amount increase (decrease) for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 with respect to properties and other real estate-related investments owned by us during both periods.

Rental Income

During the six months ended June 30, 2012, we recognized $48.5 million of rental income compared to $36.2 million for the six months ended June 30, 2011. The $12.3 million net increase in rental income is due to an increase of $11.4 million from properties acquired after January 1, 2011 and an increase of $0.9 million due to annual rent escalators related to properties owned prior to 2011. Amounts due under the terms of all of our lease agreements are subject to contractual increases, and there is no contingent rental income that may be derived from our properties.

Interest Income

During the six months ended June 30, 2012, we recognized $0.4 million of interest income, which consisted primarily of interest income earned on loans receivable. During the six months ended June 30, 2011, we recognized $0.2 million of interest income, which consisted mostly of interest income earned on the Hillside Terrace Mortgage Note, which we acquired on March 25, 2011 and was subsequently repaid on December 5, 2011. Based on our current estimates, we expect interest income to increase on an annual basis by $2.0 million as a result of loan originations completed through the first six months of 2012.

Depreciation and Amortization

During the six months ended June 30, 2012, we incurred $14.9 million of depreciation and amortization expense compared to $12.4 million for the six months ended June 30, 2011. The $2.5 million net increase in depreciation and amortization was primarily due to an increase of $3.0 million from properties acquired in 2011, partially offset by a decrease of $0.5 million related to assets that have been fully depreciated. As of June 30, 2012, the purchase price allocations for our 2012 acquisitions are preliminary pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities and therefore are subject to change. Based on our current estimates, we expect depreciation and amortization expense to increase on an annual basis by $1.5 million as a result of our acquisitions during the first six months of 2012.

Interest Expense

We incur interest expense comprised of costs of borrowings plus the amortization of deferred financing costs related to our indebtedness. During the six months ended June 30, 2012, we incurred $15.8 million of interest expense compared to $15.1 million for the six months ended June 30, 2011. The $0.7 million increase is primarily related to a $0.3 million increase in unused facility fees and amortization of deferred financing costs related to the increase in capacity under our Amended Secured Revolving Credit Facility from $100.0 million to $200.0 million, $0.2 million increase in interest expense related to the outstanding principal amounts on our Amended Secured Revolving Credit Facility and $0.2 million increase in amortization of deferred financing costs due to the write-off of fees in connection with our mortgage refinancing.

General and Administrative Expenses

General and administrative expenses include compensation-related expenses as well as professional services, office costs and other costs associated with acquisition pursuit activities. During the six months ended June 30, 2012, general and administrative expenses were $7.8 million compared to $5.6 million during the six months ended June 30, 2011. During the six months ended June 30, 2012, we incurred $0.9 million of acquisition pursuit costs compared to $0.3 million of acquisition pursuit costs incurred during the six months ended June 30, 2011. The majority of the remaining increase relates to an increase in stock-based compensation from $2.5 million during the six months ended June 30, 2011 to $3.8 million during the six months ended June 30, 2012. This increase primarily relates to the change in our stock price from the prior year period. During the six months ended June 30, 2012, the stock price increased $5.02 compared to a decrease of $1.69 during the six months ended June 30, 2011. We expect acquisition pursuit costs to fluctuate from period to period depending on acquisition activity. We also expect stock-based compensation expense to fluctuate from period to period depending upon changes in our stock price and estimates associated with performance-based compensation.

Year Ended December 31, 2011 Compared to Pro Forma Year Ended December 31, 2010

Unaudited Pro Forma Financial Data

The following reflects the unaudited pro forma consolidated income statement of Sabra for the year ended December 31, 2010 as if the Separation and REIT Conversion Merger and the offering of the existing 2018 notes had occurred on January 1, 2010. The pro forma adjustments represent revenues and expenses to reflect the pro forma consolidated performance for the year ended December 31, 2010 and are necessary in order to develop the pro forma financial information consistent with the requirements of the SEC. The actual results reported in periods following the Separation may differ significantly from those reflected in this pro forma consolidated income statement for a number of reasons, including differences between the assumptions used to prepare these pro forma amounts and actual amounts. In addition, no adjustments have been made to the unaudited pro forma consolidated income statement for non-recurring items related to the Separation. As a result, the pro forma financial information does not purport to be indicative of what the results of operations would have been had the Separation been completed on January 1, 2010. The unaudited pro forma consolidated income statement does not purport to project the future results of operations after giving effect to the Separation.

SABRA HEALTH CARE REIT, INC.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2010

(in thousands)

	Actual Results from the Separation Date to December 31, 2010	Pro Forma Adjustments	Pro Forma for the Year Ended December 31, 2010
Revenues:
Rental income	$8,781	$61,464	$70,245
Interest income	14	—	14

Total revenues	8,795	61,464	70,259

Expenses:
Depreciation and amortization	3,134	21,082	24,216
Interest	3,859	26,659	30,518
General and administrative	1,553	8,082	9,635

Total expenses	8,546	55,823	64,369

Income before income taxes	249	5,641	5,890
Income tax expense	242	(242)	—

Net income	$7	$5,883	$5,890

Sabra began operating as a separate company following the Separation and REIT Conversion Merger, which was completed on November 15, 2010, which we refer to as the Separation Date. The following is a discussion of our results of operations for the year ended December 31, 2011 compared to our pro forma results of operations for the year ended December 31, 2010.

Comparison of results of operations for the year ended December 31, 2011 and pro forma results of operations for the year ended December 31, 2010 (dollars in thousands):

	Actual for the Year Ended December 31, 2011	Pro Forma for the Year Ended December 31, 2010	Variance	Percentage Difference
Revenues:
Rental income	$80,678	$70,245	$10,433	15%
Interest income	3,547	14	3,533	NM
Expenses:
Depreciation and amortization	26,591	24,216	2,375	10%
Interest	30,319	30,518	(199)	(1)%
General and administrative	14,473	9,635	4,838	50%

Rental Income

During the year ended December 31, 2011, we recognized $80.7 million of rental income, compared to $70.2 million on a pro forma basis for the year ended December 31, 2010. The increase during the year ended December 31, 2011 primarily resulted from the recognition of $10.3 million of rental income from the acquisitions of the Cadia Portfolio, Texas Regional Medical Center at Sunnyvale, the Aurora Portfolio, the Encore Portfolio, Oak Brook Health Care Center and Creekside Senior Living, which were completed in 2011. Amounts due under the terms of all of our lease agreements are subject to contractual increases and there is no contingent rental income that may be derived from our properties.

Interest Income

During the year ended December 31, 2011, we recognized $3.5 million of interest income compared to $14,000 recognized on a pro forma basis for the year ended December 31, 2010. Interest income during the year ended December 31, 2011 consisted primarily of interest income earned on the Hillside Terrace Mortgage Note, which we acquired on March 25, 2011. Included in interest income is $3.0 million that we recognized in connection with the repayment of the Hillside Terrace Mortgage Note on December 5, 2011, representing the difference between our $5.3 million investment in the Hillside Terrace Mortgage Note and the repayment amount of $8.3 million.

Depreciation and Amortization

During the year ended December 31, 2011, we incurred depreciation and amortization expense of $26.6 million compared to $24.2 million on a pro forma basis for the year ended December 31, 2010. The increase during the year ended December 31, 2011 resulted from the recognition of $2.6 million of depreciation and amortization expense from the acquisitions of the Cadia Portfolio, Texas Regional Medical Center at Sunnyvale, the Aurora Portfolio, the Encore Portfolio, Oak Brook Health Care Center and Creekside Senior Living, which were completed in 2011. As a result of these acquisitions, we expect annual depreciation and amortization expense to increase by approximately $3.3 million over the depreciation and amortization expense recognized for the year ended December 31, 2011.

Interest

We incur interest expense comprised of costs of borrowings plus the amortization of deferred financing costs related to our indebtedness. During the year ended December 31, 2011, we incurred $30.3 million of interest expense. On a pro forma basis for the year ended December 31, 2010, interest expense was $30.5 million. See “—Liquidity and Capital Resources” below for more information.

General and Administrative Expenses

General and administrative expenses include compensation-related expenses as well as professional services, office costs and other costs associated with acquisition pursuit activities. During the year ended December 31, 2011, general and administrative expenses were $14.5 million. The majority of our general and administrative expenses were comprised of compensation and benefit expenses totaling $6.8 million, including stock-based compensation expense for our employees and board members totaling $4.6 million and employee salaries and benefits of $2.2 million. Also included in general and administrative expenses for the year ended December 31, 2011 were $3.2 million of acquisition pursuit costs and $1.4 million in expenses related to purchase and repayment of the Hillside Terrace Mortgage Note. On a pro forma basis for the year ended December 31, 2010, general and administrative expenses were $9.6 million, which excludes actual one-time start-up costs totaling $0.3 million, any acquisition pursuit costs and stock-based compensation accrual estimate adjustments. Pro forma compensation and benefit expenses for the year ended December 31, 2010 totaled $6.8 million, including stock-based compensation for employees and board members totaling $4.8 million and employee salaries and benefits of $2.0 million. We do not expect to incur start-up costs in future periods. We expect acquisition pursuit costs will fluctuate from period to period depending on acquisition activity. We also expect stock-based compensation expense to fluctuate from period to period depending upon changes in our stock price and estimates associated with performance-based compensation.

Funds from Operations and Adjusted Funds from Operations

We believe that net income as defined by GAAP is the most appropriate earnings measure. We also believe that funds from operations (or FFO), as defined in accordance with the definition used by the National Association of Real Estate Investment Trusts (or NAREIT), and adjusted funds from operations (or AFFO) (and related per share amounts) are important non-GAAP supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined as net income, computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization. AFFO is defined as FFO excluding non-cash revenues (including straight-line rental income adjustments, amortization of acquired above/below market lease intangibles and non-cash interest income adjustments), non-cash expenses (including stock-based compensation expense and amortization of deferred financing costs) and acquisition pursuit costs. We believe that the use of FFO and AFFO (and the related per share amounts), combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses related to sales of previously depreciated operating real estate assets and real estate depreciation and amortization, and, for AFFO, by excluding non-cash revenues (including straight-line rental income adjustments, amortization of acquired above/below market lease intangibles and non-cash interest income adjustments), non-cash expenses (including stock-based compensation expense and amortization of deferred financing costs) and acquisition pursuit costs, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. FFO and AFFO also do not consider the costs associated with capital expenditures related to our real estate assets nor do they purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO for the six months ended June 30, 2012 and 2011, and for the year ended December 31, 2011 and for the period from the Separation Date to December 31, 2010, to net income, the most directly comparable GAAP financial measure, for the same periods (in thousands, except share and per share amounts):

	Six Months Ended June 30,		Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
	2012	2011
Net income	$10,328	$3,335	$12,842	$7
Depreciation and amortization of real estate assets	14,860	12,377	26,591	3,134

FFO	25,188	15,712	39,433	3,141
Acquisition pursuit costs	872	311	3,218	—
Stock-based compensation	3,842	2,478	4,600	335
Straight-line rental income adjustments	(1,690)	(128)	(2,092)	—
Amortization of deferred financing costs	1,447	995	1,998	230
Non-cash interest income adjustments	9	—	—	—

AFFO	$29,668	$19,368	$47,157	$3,706
FFO per diluted common share	$0.68	$0.62	$1.31	$0.12
AFFO per diluted common share	$0.79	$0.76	$1.55	$0.14
Weighted average number of common shares outstanding, diluted:
FFO	37,119,005	25,210,575	30,171,225	25,186,988
AFFO	37,472,271	25,474,693	30,399,132	25,645,131

Set forth below is additional information related to certain other items included in net income above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statement of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Income:

•	Interest income of $3.0 million and $1.4 million of expenses as a result of the repayment of the Hillside Terrace Mortgage Note on December 5, 2011;

•

General and administrative expense of $0.3 million, $0.3 million and $0.1 million related to one-time start-up costs incurred during the six months ended June 30, 2011, the year ended December 31, 2011 and from the Separation Date through December 31, 2010, respectively; and

•

General and administrative expense of $0.4 million during the period from the Separation Date through December 31, 2010 related to a one-time bonus paid to Mr. Matros, our president and chief executive officer, in December 2010.

Liquidity and Capital Resources

As of June 30, 2012, we had approximately $160.6 million in liquidity, consisting of unrestricted cash and cash equivalents of $3.1 million and available borrowings under our Amended Secured Revolving Credit Facility of $157.5 million. In addition, on July 26, 2012, we completed an offering of $100 million aggregate principal amount of the Old Notes at 106.0%, providing net proceeds of $103.8 million after underwriting costs but before other offering expenses. A portion of these proceeds was used to repay the $42.5 million outstanding under our Amended Secured Revolving Credit Facility as of June 30, 2012. See “—Overview—Recent Transactions.”

We believe that our available cash, operating cash flows and borrowings available to us under our Amended Secured Revolving Credit Facility provide sufficient funds for our operations, scheduled debt service payments with respect to the notes, mortgage indebtedness on our properties, and dividend requirements for the next twelve months. We have also filed with the SEC a shelf registration statement on Form S-3, which became effective on October 31, 2011, that will allow us to issue up to $500.0 million in new securities.

We intend to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed, in whole or in part, by our existing cash, borrowings available to us under our Amended Secured Revolving Credit Facility, future borrowings or the proceeds from additional issuances of common stock or other securities. In addition, we expect to seek financing from U.S. government agencies, including through Fannie Mae and HUD, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

In connection with the Separation and REIT Conversion Merger, we completed two significant debt financing transactions, as described below under “—Loan Agreements.” As of June 30, 2012, we had $225.0 million of indebtedness with respect to the existing 2018 notes and aggregate mortgage indebtedness to third parties of approximately $157.4 million (excluding $0.5 million of mortgage premium) on certain of our properties. In addition, as of June 30, 2012, we had $42.5 million outstanding under our Amended Secured Revolving Credit Facility with $157.5 million available for borrowing.

Although we are subject to restrictions on our ability to incur indebtedness under the Indenture governing the notes and under the terms of our Amended Secured Revolving Credit Facility, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that in the future we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock or other debt or equity securities, on terms that are acceptable to us or at all.

Cash Flows from Operating Activities

Net cash provided by operating activities was $24.1 million and $17.9 million for the six months ended June 30, 2012 and 2011, respectively. This was derived primarily from the rental payments received under the lease agreements with subsidiaries of Sun and rental payments from our other tenants following the date of our acquisition of the underlying property we are leasing to them.

Net cash provided by operating activities was $44.7 million and $6.6 million for the year ended December 31, 2011 and for the period from the Separation Date through December 31, 2010, respectively. This was derived primarily from the rental payments received under the lease agreements with subsidiaries of Sun, rental payments from our other tenants following the date of our acquisition of the underlying property we are leasing to them and interest from the Hillside Terrace Mortgage Note, which was repaid on December 5, 2011.

We expect our annualized cash flows provided by operating activities to increase as a result of completed and anticipated future real estate investment acquisitions.

Cash Flows from Investing Activities

During the six months ended June 30, 2012, net cash used in investing activities was $77.5 million and consisted of $55.6 million used in the acquisition of the six skilled nursing facilities and $21.2 million used to originate two loans receivable. During the six months ended June 30, 2011, net cash used in investing activities was $79.4 million and consisted of $74.0 million used in the acquisitions of the Texas Regional Medical Center at Sunnyvale and the Oak Brook Health Care Center and $5.3 million used for the acquisition of the Hillside Terrace Mortgage Note.

During the year ended December 31, 2011, net cash used in investing activities was $204.6 million and consisted primarily of $204.5 million used in the acquisitions of the Texas Regional Medical Center at Sunnyvale, the Oak Brook Health Care Center, the Cadia Portfolio, the Aurora Portfolio, the Encore Portfolio and Creekside Senior Living.

We expect to continue using available liquidity in connection with anticipated future real estate investment acquisitions.

Cash Flows from Financing Activities

During the six months ended June 30, 2012, net cash provided by financing activities was $14.2 million and consisted of $42.5 million in proceeds from our Amended Secured Revolving Credit Facility, $21.9 million in proceeds from mortgage notes payable and $0.1 million in net proceeds related to the issuance of common stock, partially offset by $24.5 million of dividends paid to common stockholders, $22.5 million of principal repayments of mortgage notes payable and $3.4 million of payments for deferred financing costs primarily related to the entry into the Amended Secured Revolving Credit Facility and the refinance of the mortgage notes. During the six months ended June 30, 2011, net cash used in financing activities was $9.3 million and consisted of $8.1 million of dividends paid to common stockholders, $1.5 million of principal repayments of mortgage notes payable and $0.3 million of payments for deferred financing costs.

During the year ended December 31, 2011, net cash provided by financing activities was $127.9 million and consisted of $163.2 million from the issuance of common stock, partially offset by $31.6 million of dividends paid to common stockholders, $3.0 million of principal repayments of mortgage notes payable and $0.7 million of payments for deferred financing costs.

Loan Agreements

8.125% Senior Notes due 2018. On October 27, 2010, the Issuers issued $225.0 million aggregate principal amount of the existing 2018 notes in a private placement. The existing 2018 notes were sold at par, resulting in gross proceeds of $225.0 million and net proceeds of approximately $219.9 million after deducting commissions and expenses. On December 6, 2010, substantially all of the net proceeds were used by Sun to redeem the $200.0 million in aggregate principal amount outstanding of Old Sun’s 9.125% senior subordinated notes due 2015, including accrued and unpaid interest and the applicable redemption premium. In March 2011, the Issuers completed an exchange offer to exchange the existing 2018 notes for substantially identical 8.125% senior unsecured notes registered under the Securities Act (also referred to herein as the “existing 2018 notes”).

On July 26, 2012, the Issuers issued an additional $100.0 million aggregate principal amount of the Old Notes, which are treated as a single class with the existing 2018 notes. The Old Notes were issued at 106.0% providing net proceeds of $103.8 million after underwriting costs but before other offering expenses. See “—Overview—Recent Transactions.”

The obligations under the notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by us and certain of our existing and, subject to certain exceptions, future material subsidiaries; provided, however, that such guarantees are subject to release under certain customary circumstances. See Note 9, “Summarized Condensed Consolidating Information,” in the Notes to Condensed Consolidated Financial Statements for additional information concerning the circumstances pursuant to which the guarantors will be automatically and unconditionally released from their obligations under the guarantees.

The notes are redeemable at the option of the Issuers, in whole or in part, at any time, and from time to time, on or after November 1, 2014, at the redemption prices set forth in the Indenture governing the notes, plus accrued and unpaid interest to the applicable redemption date. In addition, prior to November 1, 2014, the Issuers may redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest to the applicable redemption date. At any time, or from time to time, on or prior to November 1, 2013, the Issuers may redeem up to 35% of the principal amount of the notes, using the proceeds of specific kinds of equity offerings, at a redemption price of 108.125% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Assuming the notes are not redeemed, the notes mature on November 1, 2018.

The Indenture governing the notes contains restrictive covenants that, among other things, restrict the ability of Sabra, the Issuers and their restricted subsidiaries to: (i) incur or guarantee additional indebtedness; (ii) incur or guarantee secured indebtedness; (iii) pay dividends or distributions on, or redeem or repurchase, their capital stock; (iv) make certain investments or other restricted payments; (v) sell assets; (vi) create liens on their assets; (vii) enter into transactions with affiliates; (viii) merge or consolidate or sell all or substantially all of their assets; and (ix) create restrictions on the ability of Sabra’s restricted subsidiaries to pay dividends or other amounts to Sabra. The Indenture governing the notes also provides for customary events of default, including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal of, the notes, the failure to comply with certain covenants and agreements specified in the Indenture for a period of time after notice has been provided, the acceleration of other indebtedness resulting from the failure to pay principal on such other indebtedness prior to its maturity, and certain events of insolvency. If any event of default occurs, the principal of, premium, if any, and accrued interest on all the then outstanding notes may become due and payable immediately. As of June 30, 2012, we were in compliance with all applicable financial covenants under the notes.

Amended Secured Revolving Credit Facility. On November 3, 2010, the Operating Partnership and certain subsidiaries of the Operating Partnership (together with the Operating Partnership, the “Borrowers”) entered into a secured revolving credit facility with certain lenders as set forth in the related credit agreement and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (each as defined in such credit agreement), as amended on February 10, 2012 (as amended, the “Amended Secured Revolving Credit Facility”) to increase the borrowing capacity from $100.0 million to $200.0 million (up to $20.0 million of which may be utilized for letters of credit) and to include an accordion feature that allows the Borrowers to increase borrowing availability up to an additional $150.0 million, subject to certain terms and conditions. The Amended Secured Revolving Credit Facility is secured by, among other things, a first priority lien against certain of the properties owned by certain of our subsidiaries. The obligations of the Borrowers under the Amended Secured Revolving Credit Facility are guaranteed by us and certain of our subsidiaries. Borrowing availability under the Amended Secured Revolving Credit Facility is subject to a borrowing base calculation based on, among other factors, the lesser of (i) the mortgageability cash flow (as such term is defined in the credit agreement relating to the Amended Secured Revolving Credit Facility) or (ii) the appraised value, in each case of the properties securing the Amended Secured Revolving Credit Facility. Borrowing availability under the Amended Secured Revolving Credit Facility terminates, and all borrowings mature, on February 10, 2015, subject to a one-year extension option. As of June 30, 2012, there was $42.5 million outstanding under the Amended Secured Revolving Credit Facility and $157.5 million available for borrowing. During the three and six months ended June 30, 2012, we incurred $0.2 million in interest expense on amounts outstanding under the Amended Secured Revolving Credit Facility. During the three and six months ended June 30, 2012, we incurred $0.2 million and $0.4 million, respectively, of unused facility fees.

Borrowings under the Amended Secured Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable percentage plus, at the Borrowers’ option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0% (the “Base Rate”). The applicable percentage for borrowings will vary based on the Consolidated Leverage Ratio, as defined in the credit agreement, and will range from 2.00% to 3.00% per annum for borrowings at the Base Rate and 3.00% to 4.00% per annum for LIBOR based borrowings. As of June 30, 2012, the interest rate on our Amended Secured Revolving Credit Facility was 3.49%. In addition, the Borrowers are required to pay a facility fee to the lenders equal to between 0.35% and 0.50% per annum based on the amount of unused borrowings under the Amended Secured Revolving Credit Facility.

The Amended Secured Revolving Credit Facility contains customary covenants that include restrictions on the ability to make acquisitions and other investments, pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Amended Secured Revolving Credit Facility also requires that we, through the Borrowers, comply with specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement. As of June 30, 2012, we were in compliance with all applicable financial covenants under the Amended Secured Revolving Credit Facility.

Mortgage Indebtedness

Of our 103 properties, 26 are subject to mortgage indebtedness to third parties that, as of June 30, 2012, totaled approximately $157.4 million (excluding $0.5 million of mortgage premium). As of June 30, 2012 and December 31, 2011, our mortgage notes payable consisted of the following (dollars in thousands):

Interest Rate Type	Principal Outstanding as of June 30, 2012 (2)	Principal Outstanding as of December 31, 2011 (2)	Weighted Average Interest Rate at June 30, 2012	Maturity Date
Fixed Rate	$98,818	$98,739	5.56%	August 2015 - June 2047
Variable Rate (1)	58,562	59,159	5.00%	August 2015

	$157,380	$157,898

(1)	Contractual interest rates under variable rate mortgages are equal to the 90-day LIBOR plus 4.5% (subject to a 1.0% LIBOR floor).
(2)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of June 30, 2012 and December 31, 2011.

Capital expenditures

For the six months ended June 30, 2011, our aggregate capital expenditures were $9,000, which was primarily for corporate office needs. There were no capital expenditures for the six months ended June 30, 2012. There are no present plans for the improvement or development of any unimproved or undeveloped property; however, from time to time we may agree to fund improvements our tenants make at our facilities. Accordingly, we anticipate that our aggregate capital expenditure requirements for fiscal year 2012 will not exceed $3.0 million, and that such expenditures will principally be for improvements to our facilities and result in incremental rental income.

Dividends

We paid dividends of $24.5 million during the six months ended June 30, 2012. On August 1, 2012, our board of directors declared a quarterly cash dividend of $0.33 per share of common stock, which was paid on August 31, 2012 to stockholders of record as of August 15, 2012.

Change in Skilled Nursing Facility Reimbursement Rates

Medicare reimburses skilled nursing facilities for Medicare Part A services under the Prospective Payment System (“PPS”), as implemented pursuant to the Balanced Budget Act of 1997 and modified pursuant to subsequent laws, most recently the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”). PPS regulations predetermine a payment amount per patient, per day, based on a market basket index calculated for all covered costs. The amount to be paid is determined by classifying each patient into one of 66 Resource Utilization Group (“RUG”) categories that represent the level of services required to treat different conditions and levels of acuity.

The current system of 66 RUG categories, or Resource Utilization Group version IV (“RUG IV”), became effective as of October 1, 2010. RUG IV resulted from research performed by CMS and was part of CMS’s continuing effort to increase the correlation of the cost of services to the condition of individual patients.

On July 29, 2011, CMS released the CMS Final Rule regarding 2012 Medicare payment rates for skilled nursing facilities, which became effective October 1, 2011. Based on the CMS Final Rule, the net reduction in fiscal year 2012 Medicare reimbursement rates for skilled nursing facilities will be was 11.1%. On January 4, 2012, Sun issued a press release announcing its 2012 financial outlook and guidance, in which Sun stated that it expected the net impact of the CMS Final Rule in 2012 to be between $40 million to $45 million after mitigation strategies were implemented to partially offset the impact of the CMS Final Rule. Based on Sun’s expected 2012 consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) of between $222.0 million and $228.0 million and expected consolidated rents across all of its facilities totaling $148.0 million, Sun’s expected 2012 consolidated EBITDAR coverage would be between 1.50x and 1.54x (Sun’s expected 2012 consolidated EBITDAR coverage would be between 1.46x and 1.50x before eliminating Sabra facilities from which Sun expects to transition operations to held for sale status in 2012). Sun’s actual consolidated EBITDAR and consolidated rents across all of its facilities for the six months ended June 30, 2012, was $106.6 million and $72.9 million, respectively. Sun’s consolidated EBITDAR coverage for the six months ended June 30, 2012 was 1.46x. On July 27, 2012, CMS released final fiscal year 2013 Medicare rates for skilled nursing facilities of a net increase of 1.8% over fiscal year 2012 payments (comprised of a market basket increase of 2.5% less the productivity adjustment of 0.7%).

In addition to Sun, other tenants have undertaken cost and patient mix mitigation activities intended to partially offset the impact of the CMS Final Rule. Although there has been no negative impact on our tenants’ ability to pay their lease obligations to date, if Sun and our other skilled nursing facility tenants are unable to mitigate the impact of the CMS Final Rule as expected, this may have an adverse impact on their business and financial results, which will adversely affect our business, financial position or results of operations if they are unable to timely make their rental payments to us.

Obligations and Commitments

The following table summarizes our contractual obligations and commitments in future years, including our existing 2018 notes and our mortgage indebtedness to third parties on certain of our properties that, as of June 30, 2012, totaled $157.4 million (excluding $0.5 million of mortgage premium). The following table is presented as of June 30, 2012 (in thousands):

	Total	July 1, 2012 through December 31, 2012	Year Ended December 31,				After 2016
			2013	2014	2015	2016
Mortgage indebtedness (1)	$225,840	$5,896	$12,006	$12,010	$92,601	$4,950	$98,377
Existing 2018 notes (2)	343,828	9,141	18,281	18,281	18,281	18,281	261,563
Operating lease	321	44	91	95	91	—	—

Total	$569,989	$15,081	$30,378	$30,386	$110,973	$23,231	$359,940

(1)	Mortgage indebtedness includes principal payments and interest payments through the maturity dates. Total interest on mortgage indebtedness, based on contractual rates, is $69.4 million, of which $10.0 million is attributable to variable interest rates determined using the weighted average method.
(2)	Notes include interest payments payable semi-annually each May 1st and November 1st at a fixed rate of 8.125%. The notes mature on November 1, 2018. Total interest on the notes is $118.8 million.

Impact of Inflation

Our rental income in future years will be impacted by changes in inflation. The majority of our lease agreements provide for an annual rent escalator based on the percentage change in the Consumer Price Index (but not less than zero), subject to minimum or maximum fixed percentages.

Off-Balance Sheet Arrangements

None.

Recently Issued Accounting Standards Updates

See Note 2 to the Consolidated Financial Statements in this prospectus for the year ended December 31, 2011 for a discussion of recently issued accounting standards.

Quarterly Financial Data

The following table presents our quarterly financial data. This information has been prepared on a basis consistent with that of our audited consolidated financial statements. Our quarterly results of operations for the periods presented are not necessarily indicative of future results of operations. This unaudited quarterly data should be read together with the accompanying consolidated financial statements and related notes thereto (in thousands, except share and per share amounts).

	Period from November 15, 2010 to December 31, 2010	For the Year Ended December 31, 2011				For the Year Ending December 31, 2012
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Operating data
Total revenues	$8,795	$17,601	$18,805	$21,470	$26,349	$23,727	$25,117
Net income	7	1,248	2,087	2,344	7,163	4,405	5,923
Net income per common share—basic	—	0.05	0.08	0.07	0.19	0.12	0.16
Net income per common share—diluted	—	0.05	0.08	0.07	0.19	0.12	0.16

Other data
Cash flows provided by operations	$6,592	$12,458	$5,470	$16,581	$10,196	$16,464	7,623
Cash flows provided by (used in) investing activities	67,118	(5,415)	(74,019)	(113,700)	(11,452)	(40,209)	(37,247)
Cash flows provided by (used in) financing activities	523	(1,066)	(8,207)	150,082	(12,911)	(15,830)	30,059
Weighted-average number of common shares outstanding, basic	25,110,936	25,136,140	25,154,284	32,986,657	36,965,431	37,035,970	37,147,942
Weighted-average number of common shares outstanding, diluted:
Net income and FFO	25,186,988	25,211,585	25,226,179	33,049,621	37,052,574	37,058,886	37,191,687
AFFO	25,645,131	25,694,787	25,480,729	33,320,262	37,248,402	37,284,423	37,538,337
FFO (1)	$3,141	$7,334	$8,377	$9,194	$14,528	11,708	13,480
FFO per diluted common share (1)	0.12	0.29	0.33	0.28	0.39	0.32	0.36
AFFO (1)	3,706	9,058	10,308	12,529	15,262	13,999	15,669
AFFO per diluted common share (1)	0.14	0.35	0.40	0.38	0.41	0.38	0.42
Reconciliation of FFO and AFFO
Net income	$7	$1,248	$2,087	$2,344	$7,163	$4,405	$5,923
Add:
Depreciation of real estate assets	$3,134	$6,086	$6,290	$6,850	$7,365	$7,303	$7,557

FFO	$3,141	$7,334	$8,377	$9,194	$14,528	$11,708	$13,480
Acquisition pursuit costs	—	87	224	2,643	264	491	381
Stock-based compensation	335	1,142	1,335	771	1,351	2,203	1,639
Straight-line rental income adjustments	—	—	(128)	(591)	(1,372)	(969)	(721)
Amortization of deferred financing costs	230	495	500	512	491	566	881
Non-cash interest income adjustments	—	—	—	—	—	—	9

AFFO	$3,706	$9,058	$10,308	$12,529	$15,262	$13,999	$15,669

(1)	We believe that net income as defined by GAAP is the most appropriate earnings measure. We also believe that FFO, as defined by NAREIT, and AFFO (and related per share amounts) are important non-GAAP supplemental measures of operating performance for a REIT. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization, and, for AFFO, by excluding non-cash revenues (including straight-line rental income adjustments and amortization of acquired above/below market lease intangibles), non-cash expenses (including stock-based compensation expense and amortization of deferred financing costs) and acquisition pursuit costs, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. See “-Results of Operations-Funds from Operations and Adjusted Funds from Operations” for further discussion of FFO and AFFO.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is interest rate risk with respect to our indebtedness. As of June 30, 2012, this indebtedness included the $225.0 million aggregate principal amount of the existing 2018 notes, $157.4 million (excluding $0.5 million of mortgage premium) of mortgage indebtedness to third parties on certain of the properties that our subsidiaries own and $42.5 million outstanding under the Amended Secured Revolving Credit Facility. As of June 30, 2012, we had $101.1 million of outstanding variable rate indebtedness. In addition, as of June 30, 2012, we had $157.5 million available for borrowing under our Amended Secured Revolving Credit Facility. From time to time, we may borrow under the Amended Secured Revolving Credit Facility to finance future investments in properties, including any improvements or renovations of current or newly acquired properties, or for other purposes. Because borrowings under the Amended Secured Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable percentage plus, at our option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0%, the interest rate we will be required to pay on any such borrowings will depend on then applicable rates and may vary. An increase in interest rates could make the financing of any acquisition by us more costly. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. Assuming a 100 basis point increase in the interest rate related to our variable rate debt, and assuming no change in our outstanding debt balance as of June 30, 2012, interest expense would increase $0.6 million for the twelve months following June 30, 2012. As of June 30, 2012, the index underlying our variable rate mortgages is currently below 100 basis points and if this index was reduced to zero during the 12 months ending June 30, 2012, interest expense on our variable rate debt would decrease by $0.1 million.

We expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. We also may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements, although we are not currently a party to any swap agreements.

BUSINESS

Overview

We were incorporated on May 10, 2010 as a wholly owned subsidiary of Old Sun, a provider of nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Pursuant to a restructuring plan by Old Sun, Old Sun restructured its business by separating its real estate assets and its operating assets into two separate publicly traded companies. The Separation occurred by means of a spin-off transaction pursuant to which Old Sun distributed to its stockholders on a pro rata basis all of the outstanding shares of common stock of New Sun. Immediately following the Separation, Old Sun merged with an into Sabra, with Sabra surviving the merger, pursuant to the REIT Conversion Merger, and New Sun was renamed “Sun Healthcare Group, Inc.” The Separation and REIT Conversion Merger were completed on November 15, 2010.

We did not have any operations prior to the Separation Date. Following the restructuring of Old Sun’s business and the completion of the Separation and REIT Conversion Merger, we began operating as a self-administered, self-managed REIT that, directly or indirectly, owns and invests in real estate serving the healthcare industry.

As of June 30, 2012, our investment portfolio consisted of 103 real estate properties (consisting of (i) 93 skilled nursing facilities, (ii) nine senior housing facilities, and (iii) one acute care hospital), one mortgage loan investment and one mezzanine loan investment. As of June 30, 2012, our real estate properties had a total of 11,392 licensed beds, or units, spread across 25 states. As of June 30, 2012, all of our real estate properties are leased under triple-net operating leases with expirations ranging from nine to 23 years.

We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector. We employ a disciplined, opportunistic approach in our healthcare real estate investment strategy by investing in assets that provide attractive opportunities for dividend growth and appreciation of asset values, while maintaining balance sheet strength and liquidity, thereby creating long-term stockholder value.

We are organized to qualify as a REIT and we have elected to be treated as a REIT for U.S. federal income tax purposes with the filing of our U.S. federal income tax return for the taxable year beginning January 1, 2011. We operate through an UPREIT structure in which substantially all of our properties and assets are held by the Operating Partnership, or by subsidiaries of the Operating Partnership.

Our Industry

We operate as a REIT that invests in income-producing healthcare facilities, principally long-term care facilities, located in the United States. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector. We invest primarily in the United States nursing home industry and other senior housing segments such as assisted living and independent living facilities. According to the American Health Care Association, as of June 2012, the nursing home industry was comprised of approximately 15,700 facilities with approximately 1.7 million Medicare certified beds in the United States. The nursing home industry is highly fragmented.

The primary growth drivers for the long-term care industry are expected to be the aging of the population and increased life expectancies. According to the United States Census Bureau, the number of Americans aged 65 or older is projected to increase from approximately 40.2 million in 2010 to approximately 54.8 million by 2020, representing a compounded annual growth rate of 3.1%. In addition to positive demographic trends, we expect demand for services provided by skilled nursing facilities to continue increasing due to the impact of cost containment measures adopted by the federal government that encourage patient treatment in more cost-effective settings, such as skilled nursing facilities. As a result, high acuity patients that previously would have been treated in long-term acute care hospitals and inpatient rehabilitation facilities are increasingly being treated in skilled nursing facilities. According to CMS, nursing home expenditures are projected to grow from approximately $143 billion in 2010 to approximately $240 billion in 2020, representing a compounded annual growth rate of 5.3%. We believe that these trends will support an increasing demand for long-term care services, which in turn will support an increasing demand for our properties.

Portfolio of Healthcare Properties

We have a geographically diverse portfolio of healthcare properties in the United States that offer a range of long-term care health services in the areas of skilled nursing, assisted and independent living and mental health. As of June 30, 2012, our investment portfolio included 103 real estate properties, one mortgage loan investment and one mezzanine loan investment.

Our portfolio consisted of the following types of healthcare facilities as of June 30, 2012:

•	Skilled Nursing/Post-Acute Facilities

•

Skilled nursing facilities. Skilled nursing facilities provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. A typical skilled nursing facility includes mostly one and two bed units, each equipped with a private or shared bathroom and community dining facilities.

•	Mental health facilities. Mental health facilities provide a range of inpatient and outpatient behavioral health services for adults and children through specialized treatment programs.

•	Senior Housing

•

Assisted living facilities. Assisted living facilities provide services that include minimal assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. Professional nursing and healthcare services are usually available at the facility on call or at regularly scheduled times. Assisted living facilities typically are comprised of one and two bedroom suites equipped with private bathrooms and efficiency kitchens.

•

Independent living facilities. Independent living facilities are age-restricted multi-family properties with central dining facilities that provide services that include security, housekeeping, nutrition and limited laundry services. Our independent living facilities are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. Independent living facilities typically offer several services covered under a regular monthly fee.

•

Continuing care retirement community. Continuing care retirement communities, or CCRCs, provide, as a continuum of care, the services described above for independent living facilities, assisted living facilities and skilled nursing facilities in an integrated campus, under long-term contracts with the residents.

•	Acute Care Hospital

•	Acute care hospitals provide inpatient medical care and other related services for surgery, acute medical conditions or injuries (usually for a short-term illness or condition).

All of our properties are leased under long term, triple-net leases. The following table displays the expiration of the annualized straight-line rental revenues under our lease agreements as of June 30, 2012 by year and facility type (dollars in thousands) and, in each case, without giving effect to any renewal options:

	2012 - 2019	2020	2021	2022	2023	2024	2025	Thereafter	Total
Skilled Nursing
Properties	—	29	30	12	—	1	6	15	93
Licensed Beds/Units	—	3,191	3,502	869	—	360	910	1,717	10,549
Annualized Revenues	$—	$24,607	$27,183	$8,246	$—	$1,821	$5,748	$22,286	$89,891
Senior Housing
Properties	—	2	3	2	—	—	2	—	9
Licensed Beds/Units	—	251	197	128	—	—	197	—	773
Annualized Revenues	—	1,762	1,321	474	—	—	1,225	—	4,782
Acute Care Hospital
Properties	—	—	—	—	—	—	—	1	1
Licensed Beds/Units	—	—	—	—	—	—	—	70	70
Annualized Revenues	—	—	—	—	—	—	—	6,593	6,593
Total
Properties	—	31	33	14	—	1	8	16	103
Licensed Beds/Units	—	3,442	3,699	997	—	360	1,107	1,787	11,392
Annualized Revenues	$—	$26,369	$28,504	$8,720	$—	$1,821	$6,973	$28,879	$101,266
% of Revenue	—%	26.10%	28.10%	8.60%	—%	1.80%	6.90%	28.5%	100.0%

Geographic and Property Type Diversification

The following tables display the distribution of our licensed beds/units and the geographic concentration of our real estate investments by property type, investment and revenues as of or for the six months ended June 30, 2012 (dollars in thousands):

Distribution of Licensed Beds/Units (1)

		Bed Type
State	Total Number of Properties	Skilled Nursing/Post-Acute	Senior Housing	Acute Care Hospital	Total	% of Total
Connecticut	13	1,770	49	—	1,819	16.0%
New Hampshire	16	1,464	203	—	1,667	14.6
Kentucky	15	1,020	128	—	1,148	10.1
Ohio	8	897	—	—	897	7.9
Florida	5	660	—	—	660	5.8
Oklahoma	5	501	83	—	584	5.1
Montana	4	538	—	—	538	4.7
Delaware	4	500	—	—	500	4.4
Texas	4	360	—	70	430	3.8
New Mexico	3	155	215	—	370	3.2
Other (15 states)	26	2,684	95	—	2,779	24.4

Total	103	10,549	773	70	11,392	100.0%
% of Total beds/units		92.6%	6.8%	0.6%	100.0%

(1)	“Licensed Beds” refer to the number of beds for which a license has been issued, which may vary in some instances from licensed beds available for use, which is used in the computation of occupancy percentage. Available beds aggregated 11,075 as of June 30, 2012.

Geographic Concentration—Property Type

State	Skilled Nursing/Post-Acute	Senior Housing	Acute Care Hospital	Total	% of Total
New Hampshire	14	2	—	16	15.5%
Kentucky	13	2	—	15	14.6
Connecticut	12	1	—	13	12.6
Ohio	8	—	—	8	7.8
Oklahoma	4	1	—	5	4.9
Florida	5	—	—	5	4.9
Texas	3	—	1	4	3.9
Delaware	4	—	—	4	3.9
Montana	4	—	—	4	3.9
Massachusetts	3	—	—	3	2.9
Other (15 states)	23	3	—	26	25.1

Total	93	9	1	103	100.0%

Geographic Concentration—Investment (1)

State	Total Number of Centers	Skilled Nursing/Post-Acute	Senior Housing	Acute Care Hospital	Total	% of Total
Connecticut	13	$144,499	$8,008	$—	$152,507	18.6%
Delaware	4	95,780	—	—	95,780	11.7
New Hampshire	16	77,905	12,997	—	90,902	11.1
Texas	4	24,959	—	61,640	86,599	10.5
Kentucky	15	60,551	10,503	—	71,054	8.6
Ohio	8	43,662	—	—	43,662	5.3
Montana	4	42,809	—	—	42,809	5.2
Florida	5	31,600	—	—	31,600	3.8
Oklahoma	5	24,230	5,708	—	29,938	3.6
Pennsylvania	2	29,258	—	—	29,258	3.6
Other (15 states)	27	137,205	10,676	—	147,881	18.0

Total	103	$712,458	$47,892	$61,640	$821,990	100.0%

% of Total Centers		86.7%	5.8%	7.5%	100.0%

(1)	Represents the undepreciated book value of our properties as of June 30, 2012.

Geographic Concentration—Rental Income for the Six Months Ended June 30, 2012

State	Total Number of Centers	Skilled Nursing/Post-Acute	Senior Housing	Acute Care Hospital	Total	% of Total
New Hampshire	16	$5,876	$671	$—	$6,547	13.5%
Connecticut	13	5,942	147	—	6,089	12.6
Delaware	4	5,289	—	—	5,289	10.9
Kentucky	15	4,729	237	—	4,966	10.2
Texas	4	1,470	—	3,297	4,767	9.8
Florida	5	3,934	—	—	3,934	8.1
Ohio	8	2,626	—	—	2,626	5.4
Montana	4	2,608	—	—	2,608	5.4
Colorado	2	1,658	—	—	1,658	3.4
Idaho	3	1,446	—	—	1,446	3.0
Other (15 states)	29	7,271	1,282	—	8,553	17.7

Total	103	$42,849	$2,337	$3,297	$48,483	100.0%
% of Total centers		88.4%	4.8%	6.8%	100.0%

Skilled Mix and Occupancy Trends

The following tables set forth the skilled mix and occupancy percentage for our properties for the periods indicated.

	Skilled Mix (1)(2)
	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Skilled Nursing	37.6%	41.6%	41.4%	39.3%	39.2%	39.1%	36.0%

	Occupancy Percentage (2)
	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Skilled Nursing/Post-Acute	88.2%	88.2%	88.0%	88.5%	90.1%	90.8%	91.2%
Senior Housing	80.6	82.3	82.7	84.4	88.3	91.4	93.6
Acute Care Hospital	70.5	76.3	71.8	N/A	N/A	N/A	N/A
Weighted Average	87.6%	87.7%	87.5%	88.2%	90.0%	90.9%	91.4%

(1)	Skilled mix is defined as the total Medicare and non-Medicaid managed care patient revenue at skilled nursing facilities divided by the total revenues at skilled nursing facilities for any given period.
(2)	Skilled mix and occupancy percentage for facilities with new tenants/operators are only included in periods subsequent to our acquisition of the facilities. All facility financial performance data are presented one month in arrears.

You should not rely upon occupancy percentages, either individually or in the aggregate, to determine the performance of a facility. Other factors that may impact the performance of a facility include the sources of payment and terms of reimbursement.

Significant Tenant Overview

As of June 30, 2012, 86 of our 103 properties were operated by subsidiaries of Sun. These properties are leased to subsidiaries of Sun pursuant to triple-net leases that are guaranteed by Sun. Sun is a healthcare services company, serving principally the senior population through its various subsidiaries. As of June 30, 2012, Sun’s subsidiary SunBridge Healthcare and its subsidiaries operated 158 skilled nursing centers, 13 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and seven mental health centers with an aggregate of 21,349 licensed beds in 23 states; SunDance Rehabilitation provides rehabilitation therapy services to affiliated and non-affiliated centers in 36 states; CareerStaff Unlimited provides medical staffing services in 40 states; and SolAmor Hospice provides hospice services in 11 states.

Our lease agreements with subsidiaries of Sun provide for an initial term of between 10 and 15 years with no purchase options. At the option of Sun, these lease agreements may be extended for up to two five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the applicable lease agreement. Amounts due under these lease agreements are fixed (except for an annual rent escalator described below), and there is no contingent rental income based upon the revenues, net income or other measures which may be derived by subsidiaries of Sun from our properties. Under our lease agreements with subsidiaries of Sun, there is an annual rent escalator equal to the product of (a) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (b) the prior year’s rent.

Because we currently lease the majority of our properties to Sun and Sun is a significant source of our rental revenues, Sun’s financial condition and ability and willingness to satisfy its obligations under its lease agreements with us and its willingness to renew those leases upon expiration of the initial base terms thereof will significantly impact our revenues and our ability to service our indebtedness and to make distributions to our stockholders. There can be no assurance that Sun will have sufficient assets, income and access to financing to enable it to satisfy its obligations under its lease agreements with us, and any inability or unwillingness on its part to do so would have a material adverse effect on our business, financial condition, results of operations and liquidity, on our ability to service our indebtedness and other obligations and on our ability to make distributions to our stockholders, as required for us to qualify, and maintain our status, as a REIT. We also cannot assure you that Sun will elect to renew its lease agreements with us upon expiration of the initial base terms or any renewal terms thereof or, if such leases are not renewed, that we can reposition the affected properties on the same or better terms. See “Risk Factors—Risks Relating to Our Business—We are dependent on Sun until we substantially diversify our portfolio, and an event that has a material adverse effect on Sun’s business, financial position or results of operations would have a material adverse effect on our business, financial position or results of operations.”

Sun has announced that it signed a definitive agreement to be acquired by Genesis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sun—Genesis Pending Merger Transaction.”

Investment and Financing Strategy

We intend to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. In making investments in healthcare properties, our investment objectives are to increase cash flow, provide quarterly cash distributions, maximize the value of our properties and acquire properties with cash flow growth potential. To date, we have generally structured our acquisitions with triple-net leases; however, we may choose to pursue other forms of investment structures, including taxable REIT subsidiary structures, mezzanine and secured debt investments, and joint ventures.

We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed, in whole or in part, by our existing cash, borrowings available to us pursuant to our secured revolving credit facility, future borrowings or the proceeds from additional issuances of common stock, debt or other securities. In addition, we expect to seek financing from U.S. government agencies, including through Fannie Mae and HUD, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

Competitive Strengths

We believe the following competitive strengths contribute significantly to our success:

Geographically Diverse and Stable Property Portfolio

Our portfolio of 103 properties as of June 30, 2012, which comprised 11,392 licensed beds, is broadly diversified by location across 25 states. The properties in any one state did not account for more than 16% of our total licensed beds as of June 30, 2012 and the properties in any one state did not account for more than 14% of our total revenue during the six months ended June 30, 2012. Our geographic diversification will limit the effect of a decline in any one regional market on our overall performance. The annual occupancy percentages of our properties remained stable at between 87.5% and 91.4% over the last five years.

Long-Term, Triple-Net Lease Structure

All of our real estate properties are leased under triple-net operating leases with expirations ranging from nine to 22 years, pursuant to which the tenants are responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. As of June 30, 2012, the leases had a weighted-average remaining term of 12 years. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The lease agreements with subsidiaries of Sun are guaranteed by Sun, and as a result, we did not require a security deposit from any of Sun’s subsidiaries. For our properties that are leased to tenants other than Sun’s subsidiaries, we have in certain instances obtained security deposits.

Strong Relationships with Operators

The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of skilled nursing and senior housing facilities across the United States. This extensive network has been built by our management team through over 20 years of operating experience, involvement in industry trade organizations and the development of banking relationships and investor relations within the skilled nursing and senior housing industries. We work collaboratively with our operators to help them achieve their growth and business objectives. We believe these strong relationships with operators help us to source investment opportunities.

Ability to Identify Talented Operators

As a result of our management team’s operating experience, network of relationships and industry insight, we have been able and expect to continue to be able to identify qualified local, regional and national operators. We seek operators who possess local market knowledge, demonstrate hands-on management, have proven track records and emphasize patient care. We believe our management team’s experience gives us a key competitive advantage in objectively evaluating an operator’s financial position, emphasis on care and operating efficiency.

Significant Experience in Proactive Asset Management

The members of our management team have significant experience developing systems to collect and evaluate data relating to the underlying operational and financial success of healthcare companies and healthcare-related real estate assets. We are able to utilize this experience and expertise to provide our operators, when requested, with significant assistance in the areas of marketing, development, facility expansion and strategic planning. We actively monitor the operating results of our tenants and, when requested, will work closely with our operators to identify and capitalize on opportunities to improve the operations of our facilities and the overall financial and operating strength of our operators.

Experienced Management Team

Our management team has extensive healthcare and real estate experience. Richard K. Matros, Chairman, President and Chief Executive Officer of Sabra, has more than 20 years of experience in the acquisition, development and disposition of skilled nursing facilities and other healthcare facilities, including nine years at

Old Sun, as defined below. Harold W. Andrews, Jr., Executive Vice President, Chief Financial Officer and Secretary of Sabra, is a finance professional with more than 10 years of experience in both the provision of healthcare services and healthcare real estate. Talya Nevo-Hacohen, Executive Vice President, Chief Investment Officer and Treasurer of Sabra, is a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, including three years of experience managing and implementing the capital markets strategy of an S&P 500 healthcare REIT. Through years of public company experience, our management team also has extensive experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

Flexible UPREIT Structure

Sabra operates through an UPREIT structure, in which substantially all of its properties and assets are held by the Operating Partnership or by subsidiaries of the Operating Partnership. Conducting business through the Operating Partnership allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which may provide property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure allows us to acquire assets more efficiently and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Business Strategies

We pursue business strategies focused on opportunistic acquisitions and property diversification where such acquisitions meet our investing and financing strategy. We also intend to further develop our relationships with tenants and healthcare providers with a goal to progressively expand the mixture of tenants managing and operating our properties.

The key components of our business strategies include:

Diversify Asset Portfolio

We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector.

Maintain Balance Sheet Strength and Liquidity

We seek to maintain a capital structure that provides the resources and flexibility to support the growth of our business. As of June 30, 2012, we had approximately $160.6 million in liquidity, consisting of unrestricted cash and cash equivalents of $3.1 million and available borrowings under our Amended Secured Revolving Credit Facility of $157.5 million. Further, we expect to opportunistically seek access to U.S. government agency financing, including through Fannie Mae and HUD. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured term debt that, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our operations.

Develop New Tenant Relationships

We seek to cultivate our relationships with tenants and healthcare providers in order to expand the mix of tenants operating our properties and, in doing so, to reduce our dependence on any single tenant or operator. We expect to continue to develop new tenant relationships as part of our overall strategy to acquire new properties and further diversify our overall portfolio of healthcare properties.

Capital Source to Underserved Operators

We believe that there is a significant opportunity to be a capital source to healthcare operators through the acquisition and leasing of healthcare properties that are consistent with our investment and financing strategy, but that, due to size and other considerations, are not a focus for larger healthcare REITs. We utilize our management team’s operating experience, network of relationships and industry insight to identify financially strong and growing operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual healthcare properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases.

Strategic Capital Improvements

We intend to continue to support operators by providing capital to them for a variety of purposes, including for capital expenditures and facility modernization. We expect to structure these investments as either lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

Pursue Strategic Development Opportunities

We intend to work with our operators to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities in our portfolio that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns and, in addition to acquisitions with triple-net leases, pursue other forms of investment structures, including taxable REIT subsidiary structures, mezzanine and secured debt investments, and joint ventures.

Our Employees

As of June 30, 2012, we employed six full-time employees (including our executive officers), none of whom is subject to a collective bargaining agreement.

Competition

We compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors. Some of our competitors are significantly larger and have greater financial resources and lower costs of capital than we do. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends. See “Risk Factors—Risks Relating to Our Business—Real estate is a competitive business and this competition may make it difficult for us to identify and purchase suitable healthcare properties.”

In addition, revenues from our properties are dependent on the ability of our tenants and operators to compete with other healthcare operators. These operators compete on a local and regional basis for residents and patients, and the operators’ ability to successfully attract and retain residents and patients depends on key factors such as the number of facilities in the local market, the types of services available, the quality of care, reputation, age and appearance of each facility and the cost of care in each locality. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants and operators to compete successfully for residents and patients at the properties.

Government Regulation

The tenants of our properties who operate the skilled nursing, assisted living, independent living and mental health facilities are subject to extensive and complex federal, state and local healthcare laws and regulations, including anti-kickback, anti-fraud and abuse provisions codified under the Social Security Act. These provisions prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid. Sanctions for violating these anti-kickback, anti-fraud and abuse provisions include criminal penalties, civil sanctions, fines and possible exclusion from government programs such as Medicare and Medicaid. If a center is decertified as a Medicare or Medicaid provider by CMS or a state, the center will not thereafter be reimbursed for caring for residents that are covered by Medicare and Medicaid, and the center would be forced to care for such residents without being reimbursed or to transfer such residents.

Our tenants’ skilled nursing centers and mental health centers are licensed under applicable state law, and are certified or approved as providers under the Medicare and Medicaid programs. State and local agencies survey all skilled nursing centers on a regular basis to determine whether such centers are in compliance with governmental operating and health standards and conditions for participation in government sponsored third party payor programs. Under certain circumstances, the federal and state agencies have the authority to take adverse actions against a center or service provider, including the imposition of a monitor, the imposition of monetary penalties and the decertification of a center or provider from participation in the Medicare and/or Medicaid programs or licensure revocation. Challenging and appealing notices or allegations of noncompliance can require significant legal expenses and management attention.

Various states in which our tenants operate our centers have established minimum staffing requirements or may establish minimum staffing requirements in the future. Failure to comply with such minimum staffing requirements may result in the imposition of fines or other sanctions. Most states in which our tenants operate have statutes requiring that prior to the addition or construction of new nursing home beds, to the addition of new services or to certain capital expenditures in excess of defined levels, the tenant first must obtain a certificate of need, which certifies that the state has made a determination that a need exists for such new or additional beds, new services or capital expenditures. The certification process is intended to promote quality healthcare at the lowest possible cost and to avoid the unnecessary duplication of services, equipment and centers. This certification process can restrict or prohibit the undertaking of a project or lengthen the period of time required to enlarge or renovate a facility or replace a tenant.

In addition to the above, those of our tenants who provide services that are paid for by Medicare and Medicaid are subject to federal and state budgetary cuts and constraints that limit the reimbursement levels available from these government programs.

Our subsidiaries own eight health facilities with mortgage loans that are guaranteed by HUD. Those facilities are subject to the rules and regulations of HUD, including periodic inspections by HUD, although the tenants of those facilities have the primary responsibility for maintaining the facilities in compliance with HUD’s rules and regulations. The regulatory agreements entered into by each owner and each operator of the property restrict, among other things, any sale or other transfer of the property, modification of the lease between the owner and the operator, use of surplus cash from the property except upon certain conditions, renovations of the property and use of the property other than for a skilled nursing facility, all without prior HUD approval.

In addition, as an owner of real property, we are subject to various federal, state and local environmental and health and safety laws and regulations. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, although we do not operate or manage our properties, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. See “Risk Factors—Risks Relating to Our Business—Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.”

The Operating Partnership

We own substantially all of our assets and properties and conduct our operations through the Operating Partnership. We believe that conducting business through the Operating Partnership provides flexibility with respect to the manner in which we structure and acquire properties. In particular, an UPREIT structure could enable us to acquire additional properties from sellers in tax deferred transactions. In these transactions, the seller would typically contribute its assets to the Operating Partnership in exchange for limited partnership interests. Holders of these limited partnership interests would be entitled to redeem their partnership interests for shares of the stock of Sabra on a specified basis, or, at our option, an equivalent amount of cash. We manage and control the Operating Partnership and are its sole general partner.

General Information

Our principal executive offices are located at 18500 Von Karman, Suite 550, Irvine, CA 92612, and our telephone number is (888) 393-8248. We maintain a website at www.sabrahealth.com. Sabra Health Care REIT, Inc. files reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We will make such filings available free of charge on our website as soon as reasonably practicable after such information has been filed or furnished with the SEC. In addition, investors and other members of the public are able to read and copy any materials filed or furnished with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. This information, and any other reports, proxy and information statements or other information filed or furnished with the SEC by issuers, can also be obtained free of charge on the Internet site maintained by the SEC, www.sec.gov.

Legal Proceedings

Neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any material legal proceeding, although we are from time to time party to legal proceedings that arise in the ordinary course of our business.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors. The Indenture governing the notes and our Amended Secured Revolving Credit Facility limit our ability to make certain investments, incur or guarantee indebtedness or sell our assets. See “Description of Exchange Notes—Covenants” and “Description of Other Indebtedness.”

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct substantially all of our investment activities through the Operating Partnership. Our investment objectives are to increase cash flow, provide quarterly cash distributions, maximize the value of our properties and acquire properties with cash flow growth potential. Our business is focused on healthcare properties and activities directly related thereto. We have not established a specific policy regarding the relative priority of our investment objectives. We lease our properties pursuant to triple-net leases under which the tenants are responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties, and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. For a discussion of our properties, business and other strategic objectives, see “Business.”

We have a geographically diverse portfolio of healthcare properties in the United States. We anticipate that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area. We intend to engage in future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. These requirements do not have limitations on the percentage of our assets that may be invested in any one real estate asset or on the concentration of investments in any one location or facility type.

We do not have a specific policy as to the amount or percentage of our assets that will be invested in any specific property, but anticipate that our real estate investments will continue to be diversified among a relatively large number of facilities. As of June 30, 2012, our portfolio of investments consisted of 103 real estate properties spread across 25 states, one mortgage loan investment and one mezzanine loan investment. We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector.

We expect to pursue our investment objectives through the ownership of properties by the Operating Partnership, but may also make investments in other entities, including joint ventures, if we determine that doing so would be our most effective means of deploying capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to make investments that would cause us to meet the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase, Sale and Development of Properties

Our policy is to acquire properties primarily for cash flow growth potential and long-term value. Although we do not currently intend to sell any properties, we will sell certain properties where our board of directors or management determines such properties do not fit our strategic objectives or where such action would be in the best interest of our stockholders. From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in Real Estate Mortgages

Our policy is to make investments in healthcare real estate properties. We do not currently intend to make material investments in mortgages or other real estate interests, unless doing so could facilitate our acquisition of the underlying property.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset requirements required for REIT qualification as well as the covenants in our Amended Secured Revolving Credit Facility and in the Indenture governing the notes that place limitations on our ability to make certain investments, including limitations on our ability to invest in joint ventures and other investment structures, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies and the REIT requirements. We have no limitations on the amount or percentage of our total assets that may be invested in any one entity, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. If we were to acquire investment securities, we would limit the total amount of such securities so that we would not, as a result of such investment, meet the definition of an “investment company” under the Investment Company Act.

Financing Policies

We expect to employ leverage in our capital structure in amounts that we determine appropriate from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). We may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may borrow under our Amended Secured Revolving Credit Facility, issue debt or equity securities, including securities senior to our common stock, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods. As long as the Operating Partnership is in existence, the proceeds of all equity capital raised by us will be contributed to the Operating Partnership in exchange for additional interests in the Operating Partnership, which will dilute the ownership interests of the limited partners in the Operating Partnership to the extent ownership interests have been previously issued by the Operating Partnership to third parties.

Investment and Other Policies

We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock, other equity securities senior to our common stock, or debt securities in exchange for cash or property and to repurchase or otherwise reacquire shares of our common stock or other equity or debt securities in exchange for cash or property. Similarly, we may offer additional operating partnership units, which are redeemable for cash or property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. We intend to make investments in such a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests to qualify as a REIT. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold, or we may consider making loans to, or guaranteeing the debt of, joint ventures in which we participate or may participate in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. We do not currently intend to engage in any significant lending activities. However, our board of directors may adopt a lending policy without notice to or the vote of our stockholders.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act, pursuant to which we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. Such filings are publicly available to our stockholders.

Conflict of Interest Policies

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our policies are designed to eliminate or minimize potential conflicts of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s private interest interferes in any way, or appears to interfere, with the interests of Sabra as a whole. Our board of directors has adopted a Code of Conduct and Ethics that prohibits personal conflicts of interest. This policy also provides that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to a supervisor or a member of our audit committee.

Our board of directors has also adopted a written Related Person Transaction Policy, which is described under “Transactions with Related Persons.”

These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the Maryland General Corporation Law, or MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Furthermore, under Delaware law (where the Operating Partnership is formed), we, as general partner, have a fiduciary duty to the Operating Partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as general partner, owe to limited partners in the Operating Partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). Our policy requires that all contracts and transactions between us, the Operating Partnership or any of our subsidiaries, on one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated securityholders, although our board of directors will have no obligation to do so.

MANAGEMENT AND BOARD OF DIRECTORS

Sabra Health Care REIT, Inc.

Set forth below are the names, ages (as of October 5, 2012) and positions of the persons who serve as the directors and executive officers of Sabra.

Name	Age	Position
Richard K. Matros	58	Chairman, President and Chief Executive Officer
Harold W. Andrews, Jr.	48	Executive Vice President, Chief Financial Officer and Secretary
Talya Nevo-Hacohen	52	Executive Vice President, Chief Investment Officer and Treasurer
Craig A. Barbarosh	45	Director
Robert A. Ettl	53	Director
Michael J. Foster	59	Director
Milton J. Walters	70	Director

Sabra Health Care Limited Partnership and Sabra Capital Corporation

The Operating Partnership is managed by Sabra, its general partner. Sabra Capital Corporation is a wholly owned subsidiary of the Operating Partnership. Set forth below are the names, ages (as of October 5, 2012) and positions of the persons who are the current executive officers and directors of Sabra Capital Corporation.

Name	Age	Position
Richard K. Matros	58	Chief Executive Officer and President; Director
Harold W. Andrews, Jr.	48	Chief Financial Officer and Secretary
Talya Nevo-Hacohen	52	Vice President and Treasurer

Directors

As described above, the directors of Sabra consist of Messrs. Barbarosh, Ettl, Foster, Matros and Walters.

Sabra believes that its directors should be of high character and integrity, be accomplished in their respective fields, have relevant expertise and experience and collectively represent a diversity of backgrounds and experiences. The disclosure below identifies and describes the key experience, qualifications and skills that are important for persons who serve on Sabra’s board of directors in light of its business and structure. The specific experiences, qualifications and skills that led to the conclusion that each of Sabra’s directors should serve on the board of directors is also included in the biographical description for each director provided below.

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Leadership experience. The board of directors believes that directors with experience in a significant leadership position, such as having served as chief executive officer of another entity, will provide the board with special insights. These individuals generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

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Finance experience. The board of directors believes that an understanding of finance and financial reporting processes is important for its directors and therefore it seeks directors who are financially knowledgeable. Sabra measures its operating and strategic performance primarily by reference to financial targets. In addition, accurate financial reporting and robust auditing are critical to Sabra’s success.

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Industry experience. Sabra seeks directors with experience as executives or directors or in other leadership positions in the industries in which it operates. The board of directors believes that such experience is important to the director’s understanding of Sabra’s operations, risks and opportunities.

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Public company experience. The board of directors believes that directors with experience as executives or directors in publicly owned corporations, including as members of the key standing board committees of those corporations, will be more familiar with the securities laws and other issues faced by public companies that do not affect privately owned corporations.

•	Other experience. Sabra seeks directors who bring diverse, yet relevant experience to the board of directors.

Craig A. Barbarosh has served on our board of directors since November 2010. He has been a partner at the law firm of Katten Muchin Rosenman LLP (“Katten”) since June 2012 and is a nationally recognized restructuring expert. Mr. Barbarosh serves on Katten’s Board of Directors and is a member of the firm’s management team. From 1999 until joining Katten, Mr. Barbarosh was a partner at the law firm of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”). He served in several leadership positions while a partner at Pillsbury including serving on the firm’s Board of Directors, as the Chair of the firm’s Board Strategy Committee, as a co-leader of the firm’s national Insolvency & Restructuring practice section and as the Managing Partner of the firm’s Orange County office. Mr. Barbarosh also currently serves as a director, and as chair of the nominating and governance committee and member of the transaction and compensation committees, of Quality Systems, Inc., a developer and marketer of healthcare information systems. Mr. Barbarosh received a Juris Doctorate with honors from the University of the Pacific, McGeorge School of Law in 1992 and a Bachelor of Arts in Business Economics from the University of California at Santa Barbara in 1989. Mr. Barbarosh has received certificates from Harvard Business School for completing executive education courses on Private Equity and Venture Capital (2007) and Strategic Financial Analysis for Business Evaluation (2010).

Director Qualifications:

•	Public company experience—current director and chair of the nominating and governance committee of a public company; and

•	Other experience as a practicing attorney specializing in the area of financial and operational restructuring and related mergers and acquisitions, including in the real estate industry.

Robert A. Ettl has served on our board of directors since November 2010. He currently serves as Chief Operating Officer of Harvard Management Company (HMC). Mr. Ettl joined HMC in October 2008. HMC manages the endowment for Harvard University. Previously, he was a Managing Director with Allianz Global Investors from 2001 to 2008, where he was most recently Chief Executive Officer for the Alpha Vision hedge fund subsidiary from 2003 to 2007 and served as an internal management consultant from 2007 to 2008. He was also the firm’s Global Chief Technology and Operations Officer from 2001 to 2003. Prior to its acquisition by Allianz, Mr. Ettl held various roles at Pacific Investment Management Co. (“PIMCO”) from 1995 to 2000. He joined PIMCO in 1995 as Chief Operations Officer, later focusing on PIMCO’s international expansion as Chief Operating Officer of PIMCO’s Global unit in 1998 and became Executive Vice President and Chief Information Officer in 1999. Mr. Ettl has previously held management positions in Salomon Brothers’ government arbitrage trading analytics, technology and operations divisions. He also was associated with Arthur Andersen & Co. (now Accenture) as a senior consultant. Mr. Ettl served as a director of Advent Software, Inc., a provider of software and services for the investment management industry, from November 2007 until November 2009. Mr. Ettl holds a B.A. degree in Economics, a M.B.A. in Finance, and a Master of Public Health in Health Administration from Columbia University.

Director Qualifications:

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Leadership experience—expertise managing operations of financial services companies in a variety of officer positions including chief executive officer, chief operating officer, and chief technology officer;

•

Finance experience—chief operating officer of Harvard Management Company responsible for managing Harvard University’s endowment and related assets and previously chief executive officer of a hedge fund;

•	Industry experience—management consulting in the healthcare field; and

•	Public company experience—former director and a member of the audit committee of a public company.

Michael J. Foster has served on our board of directors since November 2010. He served as a member of Old Sun’s board of directors from 2005 until the Separation and continues to serve as a member of Sun’s board of directors. Mr. Foster is a managing director of RFE Management Corp. of New Canaan, Connecticut, where he has been employed since 1989. RFE Management Corp. is the investment manager for RFE Investment Partners V, L.P., RFE Investment Partners VI, L.P., RFE Investment Partners VII L.P. and RFE Investment Partners VIII, L.P. (collectively referred to as “RFE”) and other private equity investment funds. Mr. Foster was a director of several publicly held healthcare companies five or more years ago, including Res-Care., Inc., a provider of residential, therapeutic and educational support to people with developmental or other disabilities, from 2001 to 2005. Mr. Foster is also, and has been previously, a director of several privately held portfolio companies of RFE, including Peak Medical Corporation, an operator of long-term care inpatient centers, from 1998 to 2005.

Director Qualifications:

•	Industry experience—former director of a long-term care company;

•	Public company experience—current and former director of several public companies; and

•	Other experience as director of multiple privately held companies.

Richard K. Matros has served as Sabra’s President and Chief Executive Officer and as a director since May 2010, and he has served as Chairman of the Board since November 2010. He was Chairman of the board of directors and Chief Executive Officer of Old Sun from 2001 until the Separation. Mr. Matros served as Chief Executive Officer and President of Bright Now! Dental from 1998 to 2000. From 1998 until the sale of its operations in 2006, Mr. Matros was also a member of, and a member of the management committee of, CareMeridian, LLC (“CareMeridian”), a healthcare company that specialized in offering subacute and skilled nursing for patients suffering from traumatic brain injury, spinal cord injury and other catastrophic injuries. Previously, from 1994 to 1997, he served Regency Health Services, Inc., a publicly held long-term care operator, holding positions as Chief Executive Officer, President, director and Chief Operating Officer. Prior to that time, from 1988 to 1994, he served Care Enterprises, Inc., holding positions as Chief Executive Officer, President, Chief Operating Officer, director and Executive Vice President—Operations. Mr. Matros currently serves on the advisory board for RFE Investment Partners and is the Executive Producer of Sabra Films, LLC.

Director Qualifications:

•	Industry experience—executive of long-term care companies for over 20 years and experience in long-term care companies for 35 years;

•	Public company experience—former and current chief executive officer of publicly held companies; and

•	Leadership experience—former and current chief executive officer.

Milton J. Walters has served on our board of directors since November 2010. He served as a member of Old Sun’s board of directors from 2001 until the Separation and continues to serve as a member of Sun’s board of directors and as the chairman of Sun’s audit committee and a member of its compensation committee. Mr. Walters has served with investment banking companies for over 40 years, including: President of Tri-River Capital since 1999; Managing Director of Prudential Securities from 1997 to 1999; Senior Vice President and Managing Director of Smith Barney from 1984 to 1988, where he was in charge of the financial institutions group; and the head of the financial institutions group of Warburg Paribas Becker from 1969 to 1984, including as Managing Director from 1978 to 1984. He has served on the board of directors and audit and governance committees of Fredericks of Hollywood Group, Inc., a publicly held company that designs, manufactures and sells women’s clothing, since 2008 and is currently the chairman of its audit committee.

Director Qualifications:

•	Public company experience—current director and audit committee chairman of public companies;

•	Leadership experience—current president and former managing director of investment banking companies; and

•	Finance experience—current audit committee chairman of public companies and extensive experience from 40 years of investment banking positions.

Executive Officers

The biographical information for Richard K. Matros is included under “—Directors” above.

Harold W. Andrews, Jr. served as Sabra’s Treasurer and Secretary from May 2010 to November 2010 and has served as Sabra’s Executive Vice President, Chief Financial Officer and Secretary since November 2010. Mr. Andrews is also a member of, and a member of the management committee of, Journey Health Properties, LLC and Journey Lane 5, LLC, two real estate holding entities he organized to own and lease specialized healthcare facilities and a commercial office building. From 1997 to May 2008, Mr. Andrews was also a member, a member of the management committee and Chief Financial Officer of CareMeridian. Previously, from 1996 to 1997, Mr. Andrews served as the Vice President of Finance for Regency Health Services, Inc., a provider of post-acute care services. Prior to that time, he spent 10 years in public accounting at Arthur Andersen LLP, including serving as senior manager for publicly traded healthcare and real estate companies. Mr. Andrews is also a CPA and a member of the AICPA and Financial Executives International. He also serves on the board of directors of Links Players International, a non-profit organization.

Talya Nevo-Hacohen has served as Sabra’s Executive Vice President, Chief Investment Officer and Treasurer since November 2010. From September 2006 to August 2008 and from February 2009 to November 2010, Ms. Nevo-Hacohen served as an advisor to private real estate developers and operators regarding property acquisitions and dispositions, corporate capitalization, and equity and debt capital raising. From August 2008 to February 2009, Ms. Nevo-Hacohen was a Managing Director with Cerberus Real Estate Capital Management, LLC, an affiliate of Cerberus Capital Management, L.P., a private investment firm. From 2003 to 2006, Ms. Nevo-Hacohen served as Senior Vice President—Capital Markets and Treasurer for HCP, Inc., a healthcare REIT. Previously, from 1993 to 2003, Ms. Nevo-Hacohen worked for Goldman, Sachs & Co. where she was a Vice President in the investment banking and finance, operations and administration divisions. Prior to her affiliation with Goldman Sachs, she practiced architecture and was associated with several architectural firms in New York.

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines, which provide the framework for the governance of our company and represent the board’s current views with respect to selected corporate governance issues considered to be of significance to our stockholders. The Corporate Governance Guidelines direct our board’s actions with respect to, among other things, board composition and director qualifications, selection of the Chairman of the board and the Lead Independent Director, composition of the board’s standing committees, stockholder communications with the board, succession planning and the board’s annual performance evaluation. A current copy of the Corporate Governance Guidelines is posted in the About Sabra—Governance Documents section of our website at www.sabrahealth.com.

Director Independence

Our Corporate Governance Guidelines require that a substantial majority of our board of directors qualify as “independent directors” under applicable rules of the NASDAQ Stock Market LLC (the “NASDAQ rules”). In considering the independence of each director, the board of directors reviews information provided by each director and considers whether any director has a relationship that would interfere with the director’s exercise of independent judgment in carrying out his responsibilities as a director. Our board of directors has affirmatively determined that none of Messrs. Barbarosh, Ettl, Foster or Walters has a relationship that, in the opinion of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out his responsibilities as a director and that each such director is an independent director under the NASDAQ rules. Mr. Matros does not qualify as an independent director because he is employed as our President and Chief Executive Officer.

In making its affirmative determination that each of our non-employee directors is an independent director, the board of directors considered the fact that Messrs. Foster and Walters also serve on the board of directors of Sun. In serving on the board of directors of both Sun and Sabra, Messrs. Walters and Foster have an actual conflict of interest with respect to matters at Sabra involving Sun. In order to mitigate this conflict of interest, Sabra’s Corporate Governance Guidelines prohibit Messrs. Walters and Foster from participating in board discussions at Sabra to the extent the discussions relate to negotiations, disputes or other material matters involving Sun. The board of directors may, in the future, also form committees of independent directors to discuss and act upon matters involving Sun. Aside from these matters, we do not expect to exclude Messrs. Walters and Foster from any other board business or company information.

Further, there are no family relationships between any of the individuals who serve as members of our board of directors and as our executive officers.

Committees of the Board of Directors

The standing committees of our board of directors include: Audit, Compensation, and Nominating and Governance. The members of these standing committees are appointed by and serve at the discretion of the board of directors. Current copies of the charters for each of these committees are posted in the About Sabra—Governance Documents section of our website at www.sabrahealth.com.

Our Chief Executive Officer and Secretary expect to regularly attend meetings of our board committees when they are not in executive session, and to report on matters that are not addressed by other officers. In addition, our directors are encouraged to communicate directly with members of management regarding matters of interest, including matters related to risk, at times when meetings are not being held.

Audit Committee. The Audit Committee consists of Mr. Barbarosh (Chair), Mr. Foster and Mr. Walters. The board of directors has determined that each member of the Audit Committee is an “independent director” under the NASDAQ rules. In addition, each member of the Audit Committee is also “independent” under Rule 10A-3 under the Exchange Act, and satisfies the additional financial literacy requirements of the NASDAQ rules. The board has designated one member of the Audit Committee, Mr. Foster, as an “audit committee financial expert” as defined by SEC rules. Mr. Foster’s biography is set forth above.

The Audit Committee is responsible for overseeing Sabra’s accounting and financial reporting processes and the audit of Sabra’s financial statements, including the integrity of Sabra’s financial statements, the qualifications and independence of Sabra’s independent registered public accounting firm and the performance of Sabra’s independent registered public accounting firm and internal auditors. Among other things, the Audit Committee is responsible for the appointment, compensation and retention of Sabra’s independent registered public accounting firm; pre-approval of all audit and non-audit services to be performed by the independent registered public accounting firm; review of Sabra’s internal controls and disclosure controls and procedures; oversight of Sabra’s internal audit function; oversight of Sabra’s legal and regulatory compliance and risk assessment and risk management policies; and review and approval of any related party transactions. In performing its responsibilities, the Audit Committee meets regularly with management, Sabra’s independent registered public accounting firm and Sabra’s internal auditors.

Compensation Committee. The Compensation Committee consists of Mr. Ettl (Chair), Mr. Barbarosh and Mr. Walters. The board of directors has determined that each member of the Compensation Committee is an “independent director” under NASDAQ rules.

The Compensation Committee oversees and determines the compensation of Sabra’s Chief Executive Officer and other executive officers, including salaries, bonuses and awards of equity-based compensation, approves all employment and severance agreements for executive officers, makes recommendations to the Board with respect to the adoption or amendment of incentive compensation plans and stock-based benefit plans, administers Sabra’s stock-based benefit plans and makes recommendations to the board of directors concerning the compensation of directors.

The Compensation Committee is solely responsible for making the final decisions on compensation for Sabra’s executive officers. However, the Compensation Committee takes into account recommendations of Sabra’s Chief Executive Officer in determining the compensation (including stock awards) of executive officers other than the Chief Executive Officer. Otherwise, Sabra’s officers do not have any role in determining the form or amount of compensation paid to the executive officers of Sabra. In addition, the Compensation Committee retains the power to appoint and delegate matters to a subcommittee comprised of at least one member of the Compensation Committee, except that the Compensation Committee may not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole. The Compensation Committee does not currently intend to delegate any of its responsibilities to a subcommittee.

Pursuant to its charter, the Compensation Committee is authorized to retain compensation consultants to assist in the evaluation of compensation to Sabra’s executive officers. As further described under “Executive Compensation—Compensation Discussion and Analysis” below, in connection with Sabra becoming a separate publicly traded company, the Compensation Committee retained Frederic W. Cook & Company, Inc. (“FWC”), an independent compensation consultant, to prepare a recommended executive compensation program for Sabra to implement. Because the Separation and REIT Conversion Merger occurred late in 2010, many of the decisions with respect to the executive officers’ 2011 compensation amounts were made by the Compensation Committee in late 2010 based upon the recommendations provided by FWC in connection with the Separation and REIT Conversion Merger. FWC also advised on other aspects of executive compensation as requested by the Compensation Committee during 2011. FWC reports only to the Compensation Committee and does not perform services for us, except for executive compensation-related services on behalf of, and as instructed by, the Compensation Committee. All compensation decisions were made solely by our Compensation Committee or board of directors.

Nominating and Governance Committee. The Nominating and Governance Committee consists of Mr. Ettl (Chair), Mr. Foster and Mr. Walters. The board of directors has determined that each member of the Nominating and Governance Committee is an “independent director” under NASDAQ rules.

The Nominating and Governance Committee assists our board of directors in identifying individuals qualified to become board members and selecting the director nominees for each annual meeting of stockholders. The Nominating and Governance Committee also makes recommendations to the board of directors concerning the structure and operations of the board and its committees and is responsible for overseeing the Corporate Governance Guidelines, for developing and recommending to the board of directors any changes to the Corporate Governance Guidelines, for overseeing new director orientation and director continuing education and for receiving reports annually from the Chief Executive Officer concerning senior management development and succession plans.

Meetings and Attendance

During 2011, there were eight meetings of the board of directors, six meetings of the Audit Committee, three meetings of the Compensation Committee and one meeting of the Nominating and Governance Committee. Each of our directors attended at least 75% of the aggregate meetings of the board and the committees of the board on which he served during 2011. In addition, the independent directors meet regularly in executive session without the presence of management. Mr. Foster, who has been designated by our board of directors as Lead Independent Director, chairs these executive sessions of the independent directors.

Our board of directors encourages each director to attend the annual meeting of stockholders. All of our directors attended the 2011 annual meeting of stockholders in person or by telephone.

Compensation Committee Interlocks and Insider Participation

No individual who serves as a member of the board of directors of Sabra and a member of Sabra’s compensation committee is or has been one of Sabra’s former or current executive officers or had any relationships requiring disclosure under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. No person who is serving as an executive officer of Sabra served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which currently serve on the board of directors of Sabra.

DIRECTOR COMPENSATION—FISCAL 2011

The following table provides information on the compensation of the members of our board of directors who are not also our employees (“Non-Employee Directors”) for the fiscal year ended December 31, 2011. The compensation paid to Mr. Matros, who is also one of our employees, is presented in the Summary Compensation Table and the related tables included below under “Executive Compensation.” Mr. Matros is not entitled to receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($) (1) (2) (3) (c)	Total ($) (d)
Craig A. Barbarosh	66,500	(4)	39,986	106,486
Robert A. Ettl	61,500	(4)	39,986	101,486
Michael J. Foster	72,500		39,986	112,486
Milton J. Walters	54,000		39,986	93,986

(1)	Amounts reported represent the aggregate grant date fair value of the annual equity awards granted to the Non-Employee Directors in 2011. The aggregate grant date fair value of these awards was computed in accordance with FASB ASC Topic 718, and excludes the effects of estimated forfeitures. The reported award values have been determined using the assumptions described in Note 10 to the Consolidated Financial Statements included in this prospectus for the year ended December 31, 2011.
(2)	Each Non-Employee Director received an annual equity award of 2,403 stock units on June 16, 2011. The grant date fair value of each director’s annual equity award was $39,986.
(3)	As of December 31, 2011, each Non-Employee Director held 2,456 unvested stock units.
(4)	Messrs. Barbarosh and Ettl each elected to receive all of their annual retainers and additional retainers in the form of stock units instead of cash. Accordingly, each of Mr. Barbarosh and Mr. Ettl received 3,989 fully vested stock units for his service during 2011. However, the retainers that each Director elected to receive in units are reported as though they had been paid in cash and not converted to units.

Directors’ Compensation Policy

Under our Directors’ Compensation Policy approved on December 17, 2010, each Non-Employee Director is entitled to receive the following as cash compensation: (1) an annual retainer of $40,000, payable in four equal quarterly installments, and (2) $1,000 for each committee (but not board of directors) meeting attended, with the meeting fee reduced to $500 for telephonic meetings lasting less than thirty minutes or for in-person meetings which the director attends other than in person. Any Non-Employee Director serving as Chair of the board or as the Lead Independent Director and each Chairperson of a committee of the board of directors is entitled to receive an additional annual retainer, payable in four equal quarterly installments, as follows: $20,000 for Chair or Lead Independent Director, $12,500 for Audit, $7,500 for Compensation, and $5,000 for Nominating and Governance. The annual retainer and any additional retainers are each pro-rated for partial years of service. Effective as of June 21, 2012, the Directors’ Compensation Policy was modified to (i) increase the annual retainer payable to Non-Employee Directors to $50,000 and (ii) increase the additional annual retainer payable to the Chairperson of the Nominating and Governance Committee to $7,500.

Notwithstanding the foregoing terms of the Directors’ Compensation Policy, in 2011, we also paid $1,000 to each Non-Employee Director for each meeting of the board of directors attended, with the meeting fee reduced to $500 for each telephonic meeting of the board of directors lasting less than thirty minutes.

The directors have the right to elect to receive their annual retainers and any additional annual retainers in the form of stock units in lieu of cash, which units would be issued as of the last day of the quarter in which the retainers relate and the units would be valued as of the award date. In addition, each of the Non-Employee Directors is entitled to receive (a) an initial award of restricted stock units in connection with the director’s appointment to the board of directors valued at $40,000 on the date of the award and (b) an annual award of restricted stock units valued at $40,000 on the date of the award. Each director’s initial award vests monthly over two years, is not distributable as shares of our common stock until the earlier of the fifth anniversary of the grant date, a change in control or the director’s separation from service from the board of directors, and any unvested restricted stock units shall accelerate and vest in full on the occurrence of a change in control or the Non-Employee Director’s death or disability. Each director’s annual award of restricted stock units generally has the same terms as the initial award described above, but will vest over a period of one year (and will in all events become vested in connection with the annual meeting of stockholders occurring in the year following the date of grant). All stock units are entitled to receive dividend equivalent payments, which are either paid in cash on a current basis or reinvested into additional stock units. Each director’s annual award of restricted stock units is pro-rated for partial years of service. Effective as of June 21, 2012, the Directors’ Compensation Policy was modified to reduce the value of the initial award of restricted stock units (but not the annual award) to $20,000 for any new Non-Employee Directors appointed to the board of directors after the annual meeting in recognition of the fact that we have been a separate publicly traded company for over one year and the ramp-up period has ended.

Each of our Non-Employee Directors is reimbursed for out-of-pocket expenses for attendance at board of directors and committee meetings.

Stock Ownership Policy Applicable to Non-Employee Directors

Our board of directors has adopted a Stock Ownership Policy that requires each non-employee director to own shares of our common stock equal in value to three times the annual board cash retainer. Shares of our common stock subject to stock unit awards that have vested but the payment of which has been deferred count toward satisfaction of the required ownership level, but shares subject to stock options or unvested stock unit awards are not considered owned by the non-employee director for purposes of this policy. Non-employee directors must be in compliance with the ownership levels required by the policy by December 31, 2014.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Sabra became a separate publicly traded company on November 15, 2010 when our former parent company, Old Sun, restructured its business by separating its operating assets and its real estate assets into Sun and Sabra. The Separation occurred by means of a spin-off of Old Sun’s operating assets to Sun, with Sun continuing the business and operations of Old Sun and its subsidiaries. Immediately following the Separation, Old Sun and Sabra effected the REIT Conversion Merger, with Sabra surviving the merger. The Separation and REIT Conversion Merger were completed on November 15, 2010.

Following the Separation and REIT Conversion Merger, Old Sun’s Chairman and Chief Executive Officer, Richard K. Matros, became our Chairman, President and Chief Executive Officer. In addition, two finance professionals with significant experience in the real estate industry became our other two executive officers. Harold W. Andrews, Jr., a finance professional with more than 10 years of experience in both the provision of healthcare services and healthcare real estate, became our Executive Vice President, Chief Financial Officer and Secretary. Talya Nevo-Hacohen, a real estate finance executive with more than 20 years of experience in real estate finance, acquisition and development, became our Executive Vice President, Chief Investment Officer and Treasurer. Messrs. Matros and Andrews and Ms. Nevo-Hacohen are referred to as the Named Executive Officers in this prospectus.

2011 was our first full fiscal year following the Separation and REIT Conversion Merger as a publicly traded REIT. During 2011, we continued the same executive compensation program that we implemented in late 2010 following the Separation from Old Sun, and we did not make any fundamental changes to the program that received the support of approximately 98.5% of the votes cast on our 2011 say-on-pay proposal.

We believe that the Named Executive Officers successfully implemented our business plan during 2011, as demonstrated by Sabra’s substantial achievements highlighted below:

•	We completed $211.6 million of acquisitions in 2011, well in excess of the published analyst expectations for the company as of the beginning of 2011.

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As a result of our acquisitions in 2011, we have made substantial progress in diversifying the concentration of revenue among our tenants, with Sun comprising 76.1% of our revenues at the end of 2011 compared to 100% of our revenues at the end of 2010.

•	We completed a successful equity offering in August 2011, yielding net proceeds before expenses of $163.9 million.

•	We received a ratings upgrade from S&P, which occurred after the CMS Final Rule (described below) was published.

•

We achieved FFO and AFFO for the full year of $39.4 million and $47.2 million, respectively, allowing us to set our quarterly dividend at $0.32 per share in 2011 and increase that dividend to $0.33 per share in the first quarter of 2012.

As of June 30, 2012, our investment portfolio consisted of 103 real estate properties. The 86 properties we have owned since the Separation are leased to subsidiaries of Sun pursuant to long-term, triple-net leases that are guaranteed by Sun. While we made substantial efforts during 2011 to diversify our tenant concentration, Sun remains our single largest tenant, comprising 69.7% of our revenues as of June 30, 2012. As a result, Sun’s business, financial condition and ability to satisfy its obligations under its lease agreements with us continues to be important to our business and financial condition.

Because of Sun’s status as our largest tenant (and sole tenant at the beginning of 2011) and the potential impact of Sun’s financial condition on our ability to realize rental revenues from our properties, we believe that adverse events affecting Sun and the trading price of its common stock also adversely impact us. For example, in late July 2011, CMS announced the CMS Final Rule, which resulted in a reduction in Medicare Part A payment rates by approximately 12.6%. Sun has stated that it believes enactment of the CMS Final Rule adversely affected the trading price of its common stock, which closed at $3.35 on August 1, 2011, the first trading day following announcement of the CMS Final Rule, down $3.65 (52.1%) from its closing price on the immediately prior trading day. Like Sun, the trading price of our common stock also declined significantly on August 1, 2011. Our common stock closed at $11.06 on August 1, 2011, down $3.35 (23.2%) from its closing price on the immediately prior trading day, and traded as low as $9.79 during the day of August 1, 2011. The trading price of our common stock partially recovered during the fourth quarter, closing at $12.09 at the end of 2011, and has continued to recover during 2012. On October 5, 2012, our common stock closed at $20.55, representing an increase of approximately 70.0% from its closing price at the end of 2011 and an increase of approximately 11.7% from its closing price at the end of 2010.

As we continue to grow as a separate publicly traded REIT, we intend to build upon what we believe to be our strong operating and financial performance results achieved during 2011. We expect to continue to grow our portfolio primarily through the acquisition of healthcare facilities with a focus on skilled nursing, assisted living and memory care facilities, and through the origination of financing secured directly or indirectly by healthcare facilities. We also expect to opportunistically consider acquiring independent living and continuing care retirement community facilities and hospitals. As we acquire additional properties and expand our portfolio, we expect to further diversify by tenant, asset class and geography within the healthcare sector. As we acquire additional properties and diversify, we expect that the percentage of our total properties that are operated by subsidiaries of Sun will continue to decrease. To provide additional liquidity to fund our acquisitions, on February 13, 2012, we amended our secured revolving credit facility to increase the borrowing capacity under the facility from $100 million to $200 million and to include an accordion feature allowing for an additional increase of up to $150 million, resulting in a maximum borrowing capacity under the Amended Secured Revolving Credit Facility of up to $350 million. We believe the amended facility provides us with more than enough liquidity to fund our anticipated acquisitions for 2012.

This remainder of this section describes our executive compensation program and the material elements of compensation awarded to, earned by or paid to the Named Executive Officers during 2011.

Compensation Program and Objectives

Our compensation program for executives is intended to:

•	attract and retain quality executive officers;

•	motivate and reward high performance levels;

•	align the interests of our executive officers with the interests of our stockholders;

•	enhance FFO and AFFO; and

•	inspire teamwork and collaboration among the executives.

Our executive compensation program consists of four material elements: base salaries, annual incentive compensation opportunities, long-term incentive awards and severance benefits. For the following reasons, we believe our executive compensation program is appropriately structured to accomplish the objectives noted above:

•

The terms of each executive’s employment agreement that was entered into in connection with the Separation and REIT Conversion Merger and continues in effect, including the initial base salary and the terms of the severance benefit protections provided for in each agreement, allowed us to attract and assemble a qualified executive team that successfully led Sabra during 2011 and that we expect will continue to successfully lead Sabra.

•

The structure of our initial equity award grants that were made to each Named Executive Officer in 2010 shortly after the Separation and REIT Conversion Merger—with 2/3 of each executive’s award consisting of FFO-based stock units (“FFO Units”) and relative total stockholder return-based stock units (“TSR Units”) where vesting is contingent on both our performance over three full fiscal years and the executive’s continued employment—motivates our executives to achieve high performance levels. The performance-based nature of the vesting schedules of the initial equity awards granted to each Named Executive Officer in 2010 and the fact that the awards are payable in shares of our common stock that may increase or decrease in value during the performance period further aligns the interests of the executives with those of our stockholders.

•

The terms of our annual incentive bonus program established for our 2011 fiscal year incentivized the Named Executive Officers to achieve real property acquisitions for Sabra’s portfolio that both diversified the portfolio and helped contribute to our strong operational and financial performance results. Bonuses earned under the bonus program were paid in shares of our common stock instead of cash.

Role of the Compensation Committee

Pursuant to its charter, the Compensation Committee of our board of directors has the authority to determine the amount of compensation given to each of the Named Executive Officers. The Compensation Committee approves our executive compensation philosophy and procedures, and is responsible for administering our equity compensation plans, including approving grants of awards under the plans. The Compensation Committee is also responsible for approving employment agreements for any of the Named Executive Officers. In performing its duties, the Compensation Committee is authorized to consider the recommendations of our Chairman and Chief Executive Officer when determining the compensation of the other Named Executive Officers.

The elements of our executive compensation program were each approved by the Compensation Committee. None of the Named Executive Officers is a member of the Compensation Committee or, except for recommendations made by Mr. Matros with respect to the compensation of the other Named Executive Officers, had any role in determining the compensation of the Named Executive Officers.

Role of the Compensation Consultant

In connection with Sabra becoming a separate publicly traded company, FWC was retained to prepare a recommended executive compensation program for Sabra to implement. FWC analyzed the salaries, target bonus opportunities, target cash compensation opportunities, equity award opportunities and targeted total direct compensation at similar peer companies (listed below), and provided recommended base salary, target bonus and initial equity award amounts for each of the Named Executive Officers. The Compensation Committee reviewed the report prepared by FWC, and used this report when determining the amount of each Named Executive Officer’s initial base salary, target bonus and equity award grant. Because the Separation and REIT Conversion Merger occurred late in 2010, many of the decisions with respect to the Named Executive Officers’ 2011 compensation amounts were made by the Compensation Committee in late 2010 based upon the recommendations provided by FWC in connection with the Separation and REIT Conversion Merger. For example, each Named Executive Officer’s initial base salary level established in connection with the Separation and REIT Conversion Merger remained in effect for 2011. Similarly, each Named Executive Officer’s target bonus amount for 2011 was determined by the Compensation Committee based upon the recommendations provided by FWC in connection with the Separation and REIT Conversion Merger.

The cornerstone of Sabra’s executive compensation program continues to be the long-term equity award program that was established by the Compensation Committee shortly after we became a separate publicly traded REIT following the Separation and REIT Conversion Merger. FWC provided recommendations regarding the appropriate structure of the Named Executive Officers’ long-term equity award grants, including the vesting provisions, performance metrics and payout ranges. FWC recommended that the initial equity award grants consist of a mixture of time-based stock units (“Time-Based Units”), FFO Units and TSR Units, as this mixture is consistent with equity award programs used by other REITs and results in the vesting of 2/3 of each executive’s equity award grant being performance-contingent in addition to being contingent on continued employment. As described in more detail below, each executive’s initial equity award that was granted during 2010 shortly after the Separation and REIT Conversion Merger was structured as a “front loaded” award representing two years’ worth of incentives in order to give each executive a meaningful unvested equity position in Sabra immediately following the Separation and REIT Conversion Merger. Based upon the recommendations of FWC and in adherence to the terms of the long-term equity award program established following the Separation and REIT Conversion Merger, the Compensation Committee did not grant any long-term equity awards to the Named Executive Officers during 2011 because of the front loaded structure of the initial equity awards granted during 2010. The Compensation Committee intends to continue to adhere to the terms of this long-term equity award program in 2012 and 2013, and expects that the front-loaded nature of the initial equity award grants will result in reduced levels of long-term equity incentive awards to the Named Executive Officers in each of 2012 and 2013.

FWC also advised on other aspects of executive compensation as requested by the Compensation Committee during 2011. FWC reports only to the Compensation Committee, and does not perform services for us, except for executive compensation-related services on behalf of, and as instructed by, the Compensation Committee.

Peer Companies

When determining the amount of each Named Executive Officer’s base salary, target bonus award and equity award grant in late 2010 following the Separation and REIT Conversion Merger, the Compensation Committee, with the assistance of FWC, considered the compensation paid by the following peer companies:

Acadia Realty Trust Associated Estates Realty Corp CapLease Cedar Shopping Centers Cogdell Spencer Cousins Properties Education Realty Trust First Potomac Realty Healthcare Realty Trust	Hersha Hospitality Trust Inland Real Estate Corp Investors Real Estate Trust LTC Properties Medical Properties Trust National Health Investors Omega Healthcare Parkway Properties Sun Communities

The peer companies are all publicly traded REITs or companies with significant real estate operations, and several of the peer companies are also publicly-traded health care REITs. The Compensation Committee believes that the peer companies are an appropriate reference point for compensation decisions with respect to the Named Executive Officers based on each peer company’s similarity to Sabra taking into account their respective businesses, revenues, funds from operations, number of employees, market capitalization, enterprise value, and the talent pool for which they compete.

In late 2011, the Compensation Committee, with the assistance of FWC, conducted a review of each Named Executive Officer’s compensation in order to help determine the structure and amounts of each executive’s compensation for our 2012 fiscal year. As part of this review, the Compensation Committee, with the assistance of FWC, analyzed the base salaries, annual incentives, long-term incentives and total direct compensation paid by Sabra and the peer companies listed above. The Compensation Committee continues to believe this same group of peer companies is an appropriate reference point for compensation decisions with respect to the Named Executive Officers.

The Role of Stockholder Say-on-Pay Votes

Sabra provides its stockholders with the opportunity to cast an annual non-binding, advisory vote on the compensation of our Named Executive Officers, which we refer to as a say-on-pay proposal. At our 2011 annual meeting of stockholders, approximately 98.5% of the votes cast supported our say-on-pay proposal. The

Compensation Committee believes this high degree of stockholder support for our 2011 say-on-pay proposal affirms stockholders’ support of the executive compensation program the Compensation Committee implemented in late 2010 following our becoming a separate publicly traded REIT. As discussed in more detail elsewhere in this section, the compensation program implemented in late 2010 that was voted on by stockholders in our 2011 say-on-pay proposal continued to apply in 2011, as the Compensation Committee did not make any fundamental changes to the program in 2011. The Compensation Committee will continue to consider the outcome of stockholders’ votes on our say-on-pay proposals when making future compensation decisions for the Named Executive Officers.

Material Elements of Compensation

Base Salaries. We pay each Named Executive Officer a base salary to provide each executive with a minimum, fixed level of cash compensation. Following the Separation and REIT Conversion Merger, the initial annual base salary for Mr. Matros was set at $700,000, while the initial annual base salaries for Mr. Andrews and Ms. Nevo-Hacohen were each set at $325,000. None of the Named Executive Officers received any base salary increase for 2011, as each executive’s initial base salary remained in effect for all of fiscal 2011.

When determining the amount of each executive’s initial base salary, we generally set the amount at approximately the 75th percentile of the base salaries paid by our peer companies to similarly situated executives. Even though our revenues, funds from operations and market capitalization are lower than a majority of our peer companies, we believe targeting the Named Executive Officers’ base salaries at the 75th percentile was appropriate. This level was chosen because, except for Mr. Matros, following the Separation and REIT Conversion Merger, we were required to recruit a new executive team with substantial industry experience and contacts that would be capable of immediately executing our operating plan. This level was also chosen because of the significant effort involved in connection with our formation, capitalization and becoming a separate publicly traded company.

The initial base salary established for Mr. Matros exceeded the 75th percentile of the base salaries paid by our peer companies to their Chief Executive Officers. Unlike the other Named Executive Officers, Mr. Matros was a former employee of Old Sun who joined us in connection with the Separation and REIT Conversion Merger. Prior to joining us, Mr. Matros was paid an annual base salary of $875,000 by Old Sun. Following the Separation and REIT Conversion Merger, we reduced Mr. Matros’s annual base salary to $700,000 in order to establish a base salary that more closely approximated the 75th percentile of base salaries paid by our peer companies. We did not believe that any additional reduction to Mr. Matros’s base salary was appropriate in light of the significant effort and leadership involved following the Separation and REIT Conversion Merger to execute our operating plan.

The base salary that was paid to each Named Executive Officer for our 2011 fiscal year is reported in the “Summary Compensation Table—Fiscal 2010—Fiscal 2011” below.

2011 Annual Incentive Compensation

2011 Bonus Program. Because 2011 was our first full fiscal year as a publicly traded REIT, we established an annual incentive bonus program for the first time during our 2011 fiscal year. The Named Executive Officers were each entitled to participate in the 2011 bonus program pursuant to the terms of their employment agreements.

Under the terms of the 2011 bonus program, prior to the start of our 2011 fiscal year, each Named Executive Officer was permitted to elect to receive any bonus payment ultimately becoming earned under the program in a number of shares of our common stock instead of cash. All of the Named Executive Officers elected to receive payment in shares of our common stock instead of cash in order to increase their ownership of our common stock. In order to further link the value of any bonus payment earned by the Named Executive Officers to the value of our common stock, the number of shares of stock becoming payable was based on the closing trading price of a share of our common stock at the end of 2010. This feature, which denominated the bonus in shares of our common stock, ensured that the value of any bonus payment ultimately earned by the Named Executive Officers would increase if the trading price of our common stock increased following the end of 2010, and would decrease if the trading price of our common stock decreased following the end of 2010.

The target bonus under the 2011 bonus program for each Named Executive Officer was set at 90% of the executive’s base salary amount. As with base salaries, each Named Executive Officer’s target bonus amount was generally set at approximately the 75th percentile of the target bonus opportunities awarded by our peer companies to similarly situated executives. Each Named Executive Officer was eligible to earn a maximum bonus equal to approximately 133.3% of the executive’s target bonus amount, while the bonus payable for achieving the threshold performance level was set at approximately 88.8% of the executive’s target bonus amount. The following chart shows the amount of each Named Executive Officer’s target and maximum bonus opportunities.

Named Executive Officer	2011 Target Bonus Amount	2011 Maximum Bonus Amount
Richard K. Matros	$630,000	$840,000
Harold W. Andrews, Jr.	$292,500	$390,000
Talya Nevo-Hacohen	$292,500	$390,000

Bonuses under the 2011 bonus program became earned based on the level of completed real property acquisitions for Sabra’s portfolio achieved in 2011 (“Acquisitions”). The Compensation Committee selected Acquisitions as the performance criteria for 2011 in conjunction with the separate earnings per share performance requirement described below in order to incentivize the Named Executive Officers to achieve real property acquisitions for Sabra’s portfolio during 2011 that the Compensation Committee believed would both diversify Sabra’s portfolio and lead to growth in our operational and financial performance results. The target level of Acquisitions was set at $100,000,000. Achievement of $120,000,000 or greater of Acquisitions was required in order for each Named Executive Officer to earn his or her maximum bonus opportunity. The Compensation Committee determined that it was not possible to establish a specific minimum dollar value of Acquisitions target for our first full fiscal year as a publicly traded REIT and, because of the existence of the separate earnings per share performance requirement described below and the fact that the value of each Named Executive Officer’s ultimate bonus payment was tied to the trading price of our common stock, determined that $0 would be the minimum level of 2011 Acquisitions required for the payment of a bonus.

During 2011, Sabra achieved Acquisitions in excess of $120,000,000, which resulted in each Named Executive Officer earning his or her maximum bonus opportunity under the 2011 bonus program. As described above, the maximum bonus earned by Mr. Matros was $840,000, and the maximum bonus earned by Mr. Andrews and Ms. Nevo-Hacohen was $390,000. However, because the amount of each Named Executive Officer’s bonus becoming earned was payable in a number of shares of our common stock based on the closing trading price of a share of our common stock at the end of 2010, the actual value of the bonus paid to each Named Executive Officer was lower than the value of the bonus that was ultimately earned. Mr. Matros received a total of 48,484 shares of our common stock as payment for his 2011 bonus, while Mr. Andrews and Ms. Nevo-Hacohen each received a payment of 22,509 shares of our common stock as a 2011 bonus payment. The number of shares paid to the Named Executive Officers listed above includes shares as a dividend equivalent payment to account for the dividends paid on the shares of our common stock paid as a 2011 bonus payment between the beginning of 2011 and the date the 2011 bonuses were paid. The following chart shows the cash value of each Named Executive Officer’s bonus earned for 2011 and the value of the shares of common stock that they actually received as a bonus payment based on the closing trading prices at the end of 2011 and on the date the bonuses were actually paid.

	Cash Value of Bonus Earned for 2011	Value of Shares Paid at 2011 Year-End	Value of Shares on 3/6/12 Payment Date

Named Executive Officer	(133.3% of Target)	Price = $12.09	Price = $15.35
Richard K. Matros	$840,000	$586,172	$744,229
Harold W. Andrews, Jr.	$390,000	$272,134	$345,513
Talya Nevo-Hacohen	$390,000	$272,134	$345,513

We believe this chart illustrates the link between the value of the bonus payment actually earned by the Named Executive Officers and the value of our common stock. The value of the shares of common stock payable to the Named Executive Officers was lower at the end of 2011 than when the bonus program was implemented, but has increased as a result of the increase in the trading price of our common stock subsequent to the end of 2011.

In addition to the performance criteria based on Acquisitions described above, the payment of each Named Executive Officer’s bonus under the 2011 bonus program was also subject to Sabra’s attainment of a performance condition based on Sabra’s earnings per share for the 2011 calendar year. This earnings per share performance condition was designed to create an additional performance requirement that would help assure the deductibility of the bonus payments pursuant to Section 162(m) of the Code. No bonuses were payable to the Named Executive Officers unless Sabra achieved a minimum earnings per share for the 2011 calendar year equal to $0.18 per share. Sabra achieved this earnings per share target during the 2011 calendar year.

Discretionary Bonus. Because the Separation and REIT Conversion Merger occurred in November 2010, we did not have any annual incentive bonus program in effect for the portion of our 2010 fiscal year following these transactions. In the first quarter of 2011, each of the Named Executive Officers was awarded a discretionary cash bonus in an amount determined by reference to the base salary earned by the Named Executive Officer while employed by us for the approximately one and one half month period following the Separation and REIT Conversion Merger. Payment of the discretionary bonuses was subject to the Named Executive Officers’ continued employment through the bonus payment date in the first quarter of 2011. The Compensation Committee determined to award the Named Executive Officers discretionary bonuses to reward the executives for their efforts and achievements in connection with our formation and capitalization as a separate publicly traded REIT.

The Named Executive Officers’ bonuses earned under the 2011 bonus program that were paid in shares of our common stock are reported in the stock awards column of the “Summary Compensation Table—Fiscal 2010—Fiscal 2011” below, and also in the “Grants of Plan-Based Awards—Fiscal 2011” table below. The Named Executive Officers’ discretionary cash bonuses are reported in the bonus column of the “Summary Compensation Table—Fiscal 2010—Fiscal 2011” below.

Long-Term Incentives

The cornerstone of Sabra’s executive compensation program continues to be the long-term equity award program that was established by the Compensation Committee shortly after we became a separate publicly traded company. In November 2010, following the Separation and REIT Conversion Merger, we granted an initial equity award to each of the Named Executive Officers to provide a performance-based compensation opportunity over a multi-year period.

As with base salaries, when determining the total grant date dollar value of each executive’s initial equity award that was granted in November 2010, we generally set the amount with reference to approximately the 75th percentile of the equity award opportunities granted by our peer companies to similarly situated executives. However, each executive’s award was structured as a “front loaded” award and represents two years’ worth of incentives, so the value of each executive’s initial equity award was set at approximately two times the 75th percentile level (e.g., if the 75th percentile level for an executive was approximately $1,000,000, the total grant date dollar value of his equity award would have been approximately $2,000,000). The Compensation Committee, with the assistance of FWC, determined to structure the awards as front loaded awards to give each executive a meaningful unvested equity position in Sabra immediately following the Separation and REIT Conversion Merger. As a result of the front loaded structure of the initial awards and in adherence to the terms of the long-term equity award program established following the Separation and REIT Conversion Merger, we did not grant any long-term equity incentive awards to the Named Executive Officers during 2011. The

Compensation Committee intends to continue to adhere to the terms of the original long-term equity award program in 2012 and 2013, and expects that the front-loaded nature of the initial 2010 equity award grants will result in reduced levels of long-term equity incentive awards to the Named Executive Officers in each of 2012 and 2013.

One third of the total grant date dollar value of each executive’s initial equity award granted in November 2010 was awarded in the form of each of (1) Time-Based Units, (2) FFO Units and (3) TSR Units. As a result, each initial equity award consisted of an approximately equal number of Time-Based Units, FFO Units and TSR Units, the terms of which are described in more detail below. The Compensation Committee intends to retain this approximately equal split between Time-Based Units, FFO Units and TSR Units for equity grants made to the Named Executive Officers in 2012 and 2013 as part of our performance-driven long-term equity award program established upon our becoming a publicly traded REIT.

Time-Based Units are included as part of each executive’s long-term equity award to provide an equity incentive linked to the value realized by our stockholders that becomes earned based on the executive’s continued employment with us. FFO Units are included as part of each executive’s long-term equity award to motivate them to execute our multi-year operating plan and increase our FFO performance. FFO Units granted under our long-term equity award program become eligible to vest based on our funds from operations performance over the applicable performance period relative to a target funds from operations goal established by the Compensation Committee at the time FFO Units are granted. TSR Units are included as part of each executive’s long-term equity award to motivate the executives to increase our stockholders’ total return. TSR Units granted under our long-term equity award program become eligible to vest based on our relative total stockholder return over a three-year performance period measured against a peer group of publicly-traded REITs that will be established at the time TSR Units are granted. The selection of a three year period to measure total stockholder return helps ensure that performance must be achieved and sustained over a period of years in order for the awards to vest. Like Time-Based Units, FFO Units and TSR Units also enhance retention in that an executive generally must remain employed for the performance period in order to benefit from the award (if the applicable performance goals are obtained), and also further link executives’ interests to the value realized by our stockholders since the awards are denominated and paid in shares of our common stock.

Time-Based Units, FFO Units, and TSR Units granted under our long-term equity award program entitle the executive to receive an additional credit of stock units having a value equal to the amount of the ordinary cash dividends paid on the shares of common stock underlying the award (e.g., dividend equivalents are reinvested in additional units). Any additional stock units credited as a dividend equivalent payment will not be paid unless they vest and are subject to the same vesting requirements as the stock unit awards to which they relate (including the applicable performance conditions). Time-Based Units, FFO Units, and TSR Units granted under our long-term equity award program are each subject to the terms of our recoupment, clawback or similar policy as may be in effect from time to time, and to any similar provisions of applicable law.

Severance Benefits

We believe that severance protections, particularly in the context of the uncertainty surrounding any potential change in control transaction, play a valuable role in attracting and retaining quality executive officers. We provide severance protections to each of the Named Executive Officers pursuant to their employment agreements, and believe that these potential benefits helped us to attract and assemble a qualified executive team that is capable of successfully leading Sabra as a separate publicly traded REIT. The level of severance benefits provided to Mr. Matros is generally similar to the level of severance benefits he was entitled to receive from Old Sun prior to the Separation and REIT Conversion Merger. The level of severance benefits for the other Named Executive Officers was determined based on their seniority and with reference to Mr. Matros’s severance benefits.

As described in more detail below under the heading “Potential Payments Upon Termination or Change in Control,” each of the Named Executive Officers would be entitled to severance benefits in the event of a termination of employment by us without “good cause” or by the executive for “good reason” (as those terms are defined in each executive’s employment agreement). We do not believe that the Named Executive Officers should be entitled to receive their cash severance benefits merely because a change in control transaction occurs, and a change in control does not, in and of itself, entitle any Named Executive Officer to receive severance benefits (i.e., these severance benefits are “double-trigger” benefits). The amount of each Named Executive Officer’s severance benefits is likely to increase in connection with a qualifying termination in connection with or following a change in control because, although the multiple for our Chief Executive Officer decreases, the multiple for the other Named Executive Officers increases, and a target bonus component is included in the change in control severance benefit formula for all of the Named Executive Officers. We offer these increased benefits in order to encourage our Named Executive Officers to remain employed with us, and focus on the creation of value for stockholders, during an important time when their prospects for continued employment following a change in control transaction may be uncertain. No Named Executive Officer is entitled to receive a “gross-up” or similar payment for any excise taxes that may become payable in connection with a change in control pursuant to Sections 280G and 4999 of the Code, and, depending on what results in the best after-tax benefit for the executive, benefits may be “cut back” instead in such circumstances.

The terms of Time-Based Units, FFO Units, and TSR Units granted under our long-term equity award program and other outstanding equity awards granted by us each provide for accelerated vesting in connection with certain terminations of the Named Executive Officers’ employment with us, including a termination due to death, disability or a termination by us without good cause or by the executive for good reason but only if such termination occurs in connection with or following a change in control. Please see the “Potential Payments Upon Termination or Change in Control” section below for a discussion of the termination of employment-based vesting provisions of these equity awards.

Stock Ownership Policy Applicable to Executive Officers

We believe that in order to align the interests of our executive officers with those of our stockholders, executive officers should have direct ownership in shares of our common stock. Accordingly, our board of directors has adopted a Stock Ownership Policy that requires our Chief Executive Officer to own shares of our common stock having a value equal to at least six times his or her annual base salary and each of our other executive officers to own shares of our common stock having a value equal to at least two times the executive’s annual base salary. Shares subject to stock options and unvested stock unit awards are not considered owned by the executive for purposes of the policy. The executives covered by the policy must be in compliance with the ownership levels above by December 31, 2014, although our Chief Executive Officer is currently in compliance with the required ownership levels.

Policy with Respect to Section 162(m)

In making its compensation decisions, the Compensation Committee considers the impact of Section 162(m) of the Code. Under Section 162(m), Sabra is generally precluded from deducting compensation in excess of $1.0 million per year for our Named Executive Officers, unless the payments are made under qualifying performance-based plans. The Compensation Committee believes that the majority of the compensation of each Named Executive Officer should be performance-based, and generally designs our incentive programs to comply with Section 162(m). However, while it is generally the Compensation Committee’s intention to maximize the deductibility of compensation paid to the Named Executive Officers, deductibility is only one among a number of factors used by the Compensation Committee in ascertaining appropriate levels or modes of compensation. The Compensation Committee maintains the flexibility to approve compensation for the Named Executive Officers based upon an overall determination of what it believes to be in our best interests, even if the compensation paid may not be deductible.

SUMMARY COMPENSATION TABLE—FISCAL 2010—FISCAL 2011

The following table provides information on the compensation of the Named Executive Officers for fiscal 2011 and for the period from November 15, 2010 through December 31, 2010 following the Separation and REIT Conversion Merger when we were a separate publicly traded company. Because only three individuals served as our executive officers during 2011, we have only three Named Executive Officers for 2011.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (1) (d)	Stock Awards ($) (2) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen- sation ($) (g)	All Other Compen- sation ($) (3) (i)	Total ($) (j)
Richard K. Matros Chairman, President & Chief Executive Officer	2011 2010	700,000 80,769	105,135 400,000	744,229 3,867,619	— —	— —	— —	1,549,364 4,348,388

Harold W. Andrews, Jr. Executive Vice President, Chief Financial Officer & Secretary	2011 2010	325,000 37,500	33,750 —	345,513 1,184,821	— —	— —	7,350 —	711,613 1,222,321

Talya Nevo-Hacohen Executive Vice President, Chief Investment Officer & Treasurer	2011 2010	325,000 37,500	33,750 —	345,513 1,184,821	— —	— —	6,509 —	710,772 1,222,321

(1)	The amounts reported for 2011 represent a discretionary bonus paid to the Named Executive Officers in 2011 to reward the executives for their efforts and achievements in connection with our formation and capitalization as a separate publicly traded REIT. The bonus was paid in the first quarter of 2011 subject to the Named Executive Officers’ continued employment through the payment date, and was paid instead of any annual incentive bonus for the portion of our 2010 fiscal year following the Separation and REIT Conversion Merger.
(2)	In adherence to the terms of the long-term equity award program established following the Separation and REIT Conversion Merger, we did not grant any long-term equity incentive awards to the Named Executive Officers during 2011 because of the front loaded structure of the initial equity awards granted to the Named Executive Officers in 2010.

The amounts reported represent the value of the Named Executive Officers’ bonuses earned under our 2011 annual bonus program that were paid in shares of our common stock at the election of the Named Executive Officers. The amounts reported above represent the value of the shares of common stock received by the Named Executive Officers based on the closing price on the date the 2011 annual bonuses were paid.

(3)	Amounts reported represent 401(k) plan matching contributions.

Description of Employment Agreements—Salary and Incentive Bonus Payments

Following the Separation and REIT Conversion Merger, we entered into employment agreements with each of the Named Executive Officers, and certain of the terms of these agreements are briefly described below. Each executive’s agreement has an initial three-year term. The initial term is extended for a new three-year term on each anniversary of the effective date, unless either party provides 60 days’ notice prior to the applicable anniversary of the effective date, in which case the agreement will terminate on the anniversary of the effective date occurring in the second year following the year in which such notice was provided. Each agreement is also subject to earlier termination in connection with an executive’s termination of employment, and has a maximum term of ten years.

Each executive’s employment agreement provides for an initial annual base salary to the executive ($700,000 for Mr. Matros and $325,000 for each of Mr. Andrews and Ms. Nevo-Hacohen) that is subject to annual merit increases. None of the executives received any base salary increase for 2011. Each executive’s agreement entitles the executive to an annual incentive bonus pursuant to the terms of our executive bonus plan, which for 2011 was our 2011 bonus program described above in “Compensation Discussion and Analysis—2011 Annual Incentive Compensation.” Each executive’s agreement also provides that the executive is entitled to participate in our usual benefit programs for our senior executives, to accrue paid time off in accordance with our policy for senior executives and to be reimbursed for the executive’s business expenses.

GRANTS OF PLAN-BASED AWARDS—FISCAL 2011

In adherence to the terms of the long-term equity award program established following the Separation and REIT Conversion Merger, we did not grant any long-term equity incentive awards to the Named Executive Officers during 2011 because of the front loaded structure of the initial equity awards granted to the Named Executive Officers in 2010. The following table sets forth certain information concerning the Named Executive Officers’ incentive bonus opportunity under our 2011 bonus program that was adopted under our 2009 Performance Incentive Plan. Please see the “Compensation Discussion and Analysis—2011 Annual Incentive Compensation” above for a narrative discussion of the material terms of our 2011 bonus program.

Name (a)	Grant Date (1) (b)	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#) (a)	Grant Date Fair Value of Stock and Option Awards ($) (3) (b)
		Thresh- old ($) (2) (f)	Target ($) (2) (g)	Maximum ($) (2) (h)
Richard K. Matros
2011 Bonus Plan Award	1/1/2011	560,000	630,000	840,000	—	744,229

Harold W. Andrews, Jr.
2011 Bonus Plan Award	1/1/2011	260,000	292,500	390,000	—	345,513

Talya Nevo-Hacohen
2011 Bonus Plan Award	1/1/2011	260,000	292,500	390,000	—	345,513

(1)	The grant date reported above is the effective date of the executive’s election to receive any bonus payment earned under our 2011 bonus program in shares of our common stock instead of cash.
(2)	Under the terms of the 2011 bonus program, prior to the start of our 2011 fiscal year, the Named Executive Officers were permitted to elect to receive payment of any bonus payment earned under the program in shares of our common stock instead of cash. The number of shares payable was determined by taking the amount of the cash bonus earned divided by the closing trading price of a share of our common stock at the end of 2010, with the number of shares increased to account for additional shares credited as dividend equivalents. The threshold, target and maximum bonus amounts reported above reflect the cash denominated bonus opportunity for each executive under the 2011 bonus program.
(3)	Amounts reported represent the value of the shares of common stock received by the Named Executive Officers as payment for the bonuses earned under the 2011 bonus program based on the closing price on the date the 2011 annual bonuses were paid.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL 2011

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2011, including the vesting dates for the portions of these awards that had not vested as of that date. For outstanding stock units that are entitled to receive dividend equivalents that are reinvested in an additional number of units that are subject to the same vesting requirements (including the applicable performance conditions) as the underlying units, the amounts reported include the additional units credited in respect of dividend equivalents.

	Option Awards					Stock Awards
Name (a)	Number of Securities Under- lying Unexer- cised Options (#) Exer- cisable (1) (b)	Number of Securities Under- lying Unexer- cised Options (#) Unexer- cisable (1) (c)		Option Exercise Price ($) (1) (e)	Option Expir- ation Date (1) (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (2) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2) (j)
Richard K. Matros	41,640	—		12.34	5/18/2012	43,571	(6)	526,773	10,026	(9)	134,453
	32,477	—		14.37	5/30/2013	70,395	(7)	851,076	6,517	(10)	93,190
	44,580	—	(3)	21.63	3/14/2014	50,133	(8)	606,108
	85,713	28,572	(4)	21.83	3/16/2015
	42,857	42,857	(5)	17.31	3/16/2016
	21,428	64,286		17.17	3/23/2017

Totals	268,695	135,715				164,099		1,983,957	16,543		227,643

Harold W. Andrews, Jr.						25,066	(8)	303,048	5,012	(9)	67,220
									3,259	(10)	46,583

Totals						25,066		303,048	8,271		113,803

Talya Nevo-Hacohen						25,066	(8)	303,048	5,012	(9)	67,220
									3,259	(10)	46,583

Totals						25,066		303,048	8,271		113,803

(1)	Represents stock options originally granted to Mr. Matros by Old Sun that were assumed by us in connection with the Separation and REIT Conversion Merger.
(2)	The dollar amounts shown are determined by multiplying the number of shares or units reported by the closing price of our common stock of $12.09 on December 30, 2011. For FFO Units and TSR Units, the number of units reported is equal to the number of units that will vest and become payable if we achieve the applicable threshold performance goals.
(3)	The 28,572 stock options subsequently vested on March 15, 2012.
(4)	21,428 stock options subsequently vested on March 15, 2012 and 21,429 stock options are scheduled to vest on March 15, 2013.
(5)	21,429 stock options subsequently vested on March 15, 2012 and 42,857 stock options are scheduled to vest in substantially equal installments on March 15, 2013 and March 15, 2014.
(6)

Represents stock units originally granted to Mr. Matros by Old Sun that were assumed by us in connection with the Separation and REIT Conversion Merger. 20,000 of these units subsequently vested on March 15,

2012; 15,714 of these units are scheduled to vest on March 15, 2013; and 7,857 of these units are scheduled to vest on March 15, 2014.
(7)	Represents stock units that are scheduled to vest in substantially equal installments on November 22, 2012, November 22, 2013 and November 22, 2014.
(8)	Represents Time-Based Units, 20% of which subsequently vested on January 22, 2012, and the remaining 80% of which are scheduled to vest in substantially equal installments on November 22, 2012, November 22, 2013, November 22, 2014 and November 22, 2015.
(9)	Represents FFO Units that, subject to the satisfaction of the applicable performance vesting requirements, are scheduled to vest in substantially equal installments on December 31, 2013 and December 31, 2014. Amount shown is the threshold vesting level.
(10)	Represents TSR Units that, subject to the satisfaction of the applicable performance vesting requirements, are scheduled to vest in substantially equal installments on December 31, 2013 and December 31, 2014. Amount shown is the threshold vesting level.

OPTION EXERCISES AND STOCK VESTED—FISCAL 2011

The following table provides information concerning shares of our common stock acquired by the Named Executive Officers on exercise of stock options or upon the vesting of stock awards during our 2011 fiscal year.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (1) (e)
Richard K. Matros	45,657	231,024	54,608	824,080
Harold W. Andrews, Jr.	—	—	—	—
Talya Nevo-Hacohen	—	—	—	—

(1)	The dollar amount shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares subject to the stock award that vested by the per-share closing price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to the Named Executive Officers in connection with a termination of their employment with us and/or a change in control of Sabra. These benefits are generally provided under the Named Executive Officers’ employment agreements or under the terms governing outstanding equity-based awards. For each Named Executive Officer, payment of the severance benefits provided for under his or her employment agreement is conditioned upon the executive’s execution and delivery of (and not revoking) a general release in favor of us. All of the benefits described below would be provided by us. Please see “Compensation Discussion and Analysis” above for a discussion of how the level of these benefits was determined.

Severance Benefits—Employment Agreements. In the event that a Named Executive Officer’s employment is terminated by us without “good cause” or by the executive for “good reason” (as those terms are defined in each executive’s employment agreement), each executive will be entitled to receive the following benefits under his or her employment agreement:

•

a lump sum cash severance payment equal to his or her annual base salary then in effect multiplied by a severance multiplier (equal to 2.25 for Mr. Matros and 1.5 for each of Mr. Andrews and Ms. Nevo-Hacohen);

•	any accrued and unpaid bonus for any prior fiscal year;

•

a prorated bonus payment for the year in which the termination occurs based on actual performance, with any bonus earned becoming payable within seventy-four days after the completion of the year in which the executive’s termination occurs; and

•

continued coverage for the executive and his or her family members under our health plans or, at the executive’s option, a monthly cash payment equal to the applicable COBRA premium for such continued coverage, for up to 24 months for Mr. Matros and up to 18 months for each of Mr. Andrews and Ms. Nevo-Hacohen.

Under the employment agreements, if a Named Executive Officer’s employment is terminated by us without good cause or by the executive for good reason on or within two years following a change in control of Sabra

(including a termination by us without good cause that occurs up to six months prior to a change in control at the request of the party seeking to effect the change in control), each executive will be entitled to receive the following benefits under his or her employment agreement in lieu of the benefits described above:

•	a lump sum cash severance payment equal to his or her annual base salary plus target bonus for the then current year multiplied by a severance multiplier of two;

•	any accrued and unpaid bonus for any prior fiscal year;

•

a prorated target bonus payment for the year in which the termination occurs calculated assuming we achieve 100% of the applicable financial performance target(s), with any bonus earned becoming payable within seventy-four days after the completion of the year in which the executive’s termination occurs; and

•

continued coverage for the executive and his or her family members under our health plans or, at the executive’s option, a monthly cash payment equal to the applicable COBRA premium for such continued coverage, for up to 24 months.

However, the benefits described above may be limited—if any payments under an executive’s employment agreement or otherwise trigger the excise tax imposed by Section 4999 of the Code, payments to the executive will be reduced as provided in the agreement to a level that does not trigger the excise tax if the total after tax-benefit of such reduction exceeds the total after tax-benefit if such reduction is not made.

If a Named Executive Officer’s employment terminates due to his or her death or disability, the executive will be paid any accrued and unpaid bonus for any prior fiscal year, and a prorated bonus payment for the year in which the termination occurs.

Restrictive Covenants. The employment agreements with the Named Executive Officers include each executive’s agreement that he or she will not disclose any of our confidential information at any time during or after employment. In addition, each executive has agreed that, for a period of two years following a termination of employment, he or she will not solicit our employees or customers or materially interfere with any of our business relationships. Each agreement also includes mutual non-disparagement covenants by the Named Executive Officer and us. If a Named Executive Officer breaches any of these restrictive covenants, we may generally cease further payment of the executive’s severance benefits and recover any severance benefits that were paid to the executive before the breach.

Accelerated Vesting—Equity Awards. Outstanding equity awards granted to the Named Executive Officers under our 2009 Performance Incentive Plan will be subject to accelerated vesting in connection with certain types of terminations of employment, as described below:

•

Time-Based Units. If an executive’s employment terminates due to death or disability, or as a result of a termination by us without good cause or by the executive for good reason within thirty days prior to or eighteen months after a change in control of Sabra, any unvested Time-Based Units and other stock-units granted by Sabra that vest based on continued employment will become fully vested.

•

FFO Units. If an executive’s employment terminates due to death or disability, or as a result of a termination by us without good cause or by the executive for good reason within thirty days prior to or eighteen months after a change in control of Sabra, the executive’s target number of FFO Units will become fully vested.

•

TSR Units. If an executive’s employment terminates due to death or disability, the executive’s target number of TSR Units will become fully vested. If an executive’ employment terminates as a result of a termination by us without good cause or by the executive for good reason within thirty days prior to or eighteen months after a change in control of Sabra, then any TSR Units earned based on actual performance will become fully vested.

In addition, the stock options and stock units originally granted by Old Sun that were assumed by us in connection with the Separation and REIT Conversion Merger will also generally become fully vested in connection with an executive’s termination of employment due to death or disability (and for options, as a result of a termination by us without good cause or by the executive for good reason), or upon a change in control of Sabra.

The following table provides information concerning the potential termination or change in control payments that would be made to each Named Executive Officer under the circumstances described above. As prescribed by the SEC’s disclosure rules, in calculating the amount of any potential payments to the Named Executive Officers, we have assumed that the applicable triggering event (i.e., termination of employment and/or change in control) occurred on December 31, 2011. In the following table, we use the term “involuntary termination” to refer to a termination by us without good cause or by the executive for good reason.

	Cash Severance ($) (1)	Equity Acceleration Value ($) (2) (3) (4)	Health Benefits ($)	Total ($) (5)
Richard K. Matros
Death or Disability	—	3,196,161	—	3,196,161
Involuntary Termination	1,575,000	—	32,004	1,607,004
Involuntary Termination in Connection With Change in Control	2,660,000	3,196,161	32,004	5,888,165
Harold W. Andrews, Jr.
Death or Disability	—	909,144	—	909,144
Involuntary Termination	487,500	—	18,939	506,439
Involuntary Termination in Connection With Change in Control	1,235,000	909,144	22,252	2,166,396
Talya Nevo-Hacohen
Death or Disability	—	909,144	—	909,144
Involuntary Termination	487,500	—	15,425	502,925
Involuntary Termination in Connection With Change in Control	1,235,000	909,144	20,566	2,164,710

(1)	None of the Named Executive Officers would have been entitled to an additional pro-rated bonus payment from us for a termination of employment occurring at the end of our 2011 fiscal year, so the pro-rated bonus-based severance provisions contained in each executive’s employment agreement would not result in any additional severance amounts for a termination occurring at year end.
(2)	Based upon the closing price of our common stock ($12.09) on December 30, 2011, which was the last trading day in 2011.
(3)	In the event of a change in control, the stock options and stock units originally granted by Old Sun that were assumed by us in connection with the Separation and REIT Conversion Merger would generally become fully vested regardless of whether the executive’s employment is terminated. The value of this acceleration for Mr. Matros would have been $526,773 for a change in control occurring on December 31, 2011.
(4)	For TSR Units, we have assumed that the target number of units would become vested in connection with a change in control, although the actual number of TSR Units (if any) that would become vested in connection with a change in control is based on actual performance, and could be higher or lower than the target number of units.
(5)	We have assumed that no Named Executive Officer’s severance benefits would be “cut back” under his or her employment agreement in order to obtain the greatest after tax-benefit after giving effect to the excise tax imposed under Section 4999 of the Code. The actual severance benefits payable to the Named Executive Officers may be less than the amounts reported above as a result of the application of this “cut-back.”

TRANSACTIONS WITH RELATED PERSONS

Our board of directors has adopted a written Related Person Transaction Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) Sabra was, is or will be a participant, (y) the aggregate amount involved exceeds $120,000 and (z) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of Sabra’s last fiscal year was, an executive officer, director or director nominee of Sabra, (ii) any person who is known to be the beneficial owner of more than 5% of Sabra’s common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest.

Under this policy, Sabra’s Audit Committee is responsible for reviewing and approving or ratifying each related person transaction or proposed transaction, provided, however, that if the transaction falls within one of certain specified pre-approved categories, it shall not require review by the Audit Committee and shall be deemed to have been pre-approved by the Audit Committee. In determining whether to approve or ratify a related person transaction, the Audit Committee is required to consider all relevant facts and circumstances of the related person transaction available to the Audit Committee and to approve only those related person transactions that are in, or not inconsistent with, the best interests of Sabra and its stockholders, as the Audit Committee determines in good faith. No member of the Audit Committee is permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Sabra common stock as of October 5, 2012 for the following: (i) each of Sabra’s directors and each executive officer of Sabra identified as a “Named Executive Officer” in the section titled “Executive Compensation” in this prospectus, (ii) all persons who are directors and executive officers of Sabra as a group and (iii) any person who is known by Sabra to be the beneficial owner of more than 5% of Sabra’s outstanding common stock. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G filed with the SEC.

Name of Beneficial Owner	Sabra Shares Beneficially Owned (1)		Percent of Sabra Shares (1)
Directors and Named Executive Officers:
Richard K. Matros	718,242	(2)	1.9%
Harold W. Andrews, Jr.	26,986	(3)	*
Talya Nevo-Hacohen	26,486	(3)	*
Craig A. Barbarosh	16,944	(4)	*
Robert A. Ettl	18,480	(5)	*
Michael J. Foster	38,330	(6)	*
Milton J. Walters	27,023	(7)	*
All persons who are directors and executive officers of Sabra as a group (7 persons, each of whom is named above)	872,491	(8)	2.3%
5% Stockholders:
The Vanguard Group, Inc. and affiliates 100 Vanguard Blvd. Malvern, PA 19355	3,746,810	(9)	10.2%
Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474	2,659,821	(10)	7.2%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,333,901	(11)	6.3%
FMR LLC 82 Devonshire Street Boston, MA 02109	2,163,599	(12)	5.9%

*	Less than 1.0%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise noted below, applicable percentage ownership is determined based on 37,051,242 shares of Sabra common stock outstanding as of October 5, 2012. Options exercisable within 60 days of October 5, 2012, restricted stock units vesting within 60 days of October 5, 2012, and shares of common stock subject to restricted stock units that have vested but the payment of which has been deferred until the earlier of the fifth anniversary of the grant date, a change in control or the director’s separation from service from the Board of Directors are considered outstanding for purposes of computing the share amount and percentage ownership of the person holding such stock options or restricted stock units, but Sabra does not deem them outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.
(2)	Consists of (i) 384,208 shares held by the R&A Matros Revocable Trust, with respect to which Mr. Matros shares voting and investment power, (ii) 298,484 shares subject to stock options that are currently exercisable or exercisable within 60 days of October 5, 2012 and (iii) 35,550 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.

(3)	Includes 5,321 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(4)	Includes (i) 13,325 vested restricted stock units, the payment of which has been deferred, that are payable in shares of common stock and (ii) 619 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(5)	Includes (i) 13,361 vested restricted stock units, the payment of which has been deferred, that are payable in shares of common stock and (ii) 619 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(6)	Includes (i) 15,848 vested restricted stock units, the payment of which has been deferred, that are payable in shares of common stock and (ii) 619 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(7)	Includes (i) 21,283 vested restricted stock units, the payment of which has been deferred, that are payable in shares of common stock and (ii) 619 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(8)	Includes (i) 384,208 shares held by family trusts, with respect to which the officer or director shares voting and investment power, (ii) 298,484 shares subject to stock options that are currently exercisable or exercisable within 60 days of October 5, 2012, (iii) 63,817 vested restricted stock units, the payment of which has been deferred, that are payable in shares of common stock and (iv) 48,668 shares of common stock subject to restricted stock units that vest within 60 days of October 5, 2012.
(9)	Beneficial share ownership information is given as of December 31, 2011, and was obtained from a Schedule 13G/A filed with the SEC on February 10, 2012 by The Vanguard Group, Inc. (“Vanguard”). According to the Schedule 13G/A, Vanguard has sole voting power over 52,346 shares, sole dispositive power over 3,694,464 shares and shared dispositive power over 52,346 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company (“VFTC”), a wholly owned subsidiary of Vanguard, is the beneficial owner of 52,346 shares as a result of serving as investment manager of collective trust accounts and that VFTC directs the voting of these shares. According to information received from Vanguard, the number of shares reported as beneficially owned by Vanguard in the Schedule 13G/A includes 2,043,215 shares, representing 5.5% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund (“Vanguard REIT Fund”) separately reported as beneficially owned in a Schedule 13G/A filed on January 27, 2012 with the SEC. According to the Schedule 13G, Vanguard REIT Fund has sole voting power over 2,043,215 shares and no dispositive power over any shares of our common stock. Vanguard has represented to us that no Vanguard entity, trust or fund has a direct or indirect ownership in our common stock in excess of 9.9%.
(10)	Beneficial share ownership information is given as of December 31, 2011, and was obtained from a Schedule 13G filed jointly with the SEC on February 13, 2012 by Ameriprise Financial, Inc. (“AFI”) and its subsidiary, Columbia Management Investment Advisers, LLC (“CMIA”), 225 Franklin Street, Boston, MA 02110. According to the Schedule 13G, CMIA is an investment advisor and, together with AFI, has shared voting power over 2,354,584 shares and shared dispositive power over 2,659,821 shares of our common stock. According to the Schedule 13G, AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported as beneficially owned by CMIA. Accordingly, the number of shares reported as beneficially owned by AFI include the shares reported as beneficially owned by CMIA. According to the Schedule 13G, each of AFI and CMIA disclaims beneficial ownership of any of these shares of our common stock.
(11)	Beneficial share ownership information is given as of December 31, 2011, and was obtained from a Schedule 13G filed with the SEC on February 9, 2012 by BlackRock, Inc. (“BlackRock”). According to the Schedule 13G, BlackRock has sole voting power and sole dispositive power over 2,333,901 shares of our common stock. The Schedule 13G states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Sabra’s common stock but that no one person’s interest in our common stock is more than five percent of the total outstanding common shares.
(12)

Beneficial share ownership information is given as of December 31, 2011, and was obtained from a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC (“FMR”) and Edward C. Johnson 3d. According to the Schedule 13G/A, FMR and Mr. Johnson, as Chairman of FMR, each has sole dispositive power over 2,163,599 shares of our common stock. According to the Schedule 13G/A, Fidelity Management & Research Company (a wholly owned subsidiary of FMR; “Fidelity”) beneficially owns 1,951,199 shares of our common stock, representing 5.3% of our outstanding common stock. The Schedule 13G/A states that neither FMR nor Mr. Johnson has sole voting power of the shares beneficially owned by Fidelity. According to the Schedule 13G/A, FMR and Mr. Johnson each has sole voting power over 212,400 shares of our common stock through its wholly owned subsidiary Pyramis Global Advisors Trust Company, which does not individually own more than 5% of our common stock.

DESCRIPTION OF OTHER INDEBTEDNESS

8.125% Senior Notes due 2018

On October 27, 2010, the Issuers issued $225.0 million aggregate principal amount of the existing 2018 notes under the Indenture governing the notes. On July 26, 2012, the Issuers issued $100.0 million aggregate principal amount of the Old Notes. Holders of the Exchange Notes offered hereby and holders of the existing 2018 notes will vote together as one class under the Indenture. See “Description of Exchange Notes” for the terms of the Indenture governing the notes.

Amended Secured Revolving Credit Facility

On November 3, 2010, the Borrowers entered into a secured revolving credit facility with certain lenders as set forth in the related credit agreement and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (each as defined in such credit agreement), as amended on February 10, 2012 (which we refer to as the Amended Secured Revolving Credit Facility). The Amended Secured Revolving Credit Facility provides borrowing capacity up to $200.0 million (up to $20.0 million of which may be utilized for letters of credit) and includes an accordion feature that allows the Borrowers to increase borrowing availability up to an additional $150.0 million, subject to certain terms and conditions. This Amended Secured Revolving Credit Facility is secured by, among other things, a first priority lien against certain of the properties owned by certain of our subsidiaries. The obligations of the Borrowers under the Amended Secured Revolving Credit Facility are guaranteed by Sabra and certain of its subsidiaries. Borrowing availability under the Amended Secured Revolving Credit Facility is subject to a borrowing base calculation based on, among other factors, the lesser of (i) the mortgageability cash flow (as such term is defined in the credit agreement relating to the Amended Secured Revolving Credit Facility) or (ii) the appraised value, in each case of the properties securing the Amended Secured Revolving Credit Facility. Borrowing availability under the Amended Secured Revolving Credit Facility terminates, and all borrowings mature, on February 10, 2015, subject to a one-year extension option. As of June 30, 2012, there was $42.5 million outstanding under the Amended Secured Revolving Credit Facility and $157.5 million available for borrowing.

Borrowings under the Amended Secured Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable percentage plus, at the Borrowers’ option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) the Base Rate. The applicable percentage for borrowings will vary based on the Consolidated Leverage Ratio, as defined in the credit agreement, and will range from 2.00% to 3.00% per annum for borrowings at the Base Rate and 3.00% to 4.00% per annum for LIBOR based borrowings. In addition, the Borrowers are required to pay a facility fee to the lenders equal to between 0.35% and 0.50% per annum based on the amount of unused borrowings under the Amended Secured Revolving Credit Facility.

The Amended Secured Revolving Credit Facility contains customary covenants that include restrictions on the ability to make acquisitions and other investments, pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Amended Secured Revolving Credit Facility also requires that we, through the Borrowers, comply with specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement. As of June 30, 2012, we were in compliance with all applicable financial covenants under the Amended Secured Revolving Credit Facility.

Mortgage Indebtedness

As of June 30, 2012, of our 103 properties, 26 were subject to mortgage indebtedness to third parties that totaled approximately $157.4 million (excluding $0.5 million of mortgage premium). As of June 30, 2012 and December 31, 2011, our mortgage notes payable consisted of the following (dollars in thousands):

Interest Rate Type	Principal Outstanding as of June 30, 2012 (2)	Principal Outstanding as of December 31, 2011 (2)	Weighted Average Interest Rate at June 30, 2012	Maturity Date
Fixed Rate	$98,818	$98,739	5.56%	August 2015 - June 2047
Variable Rate (1)	58,562	59,159	5.00%	August 2015

	$157,380	$157,898

(1)	Contractual interest rates under variable rate mortgages are equal to the 90-day LIBOR plus 4.5% (subject to a 1.0% LIBOR floor).
(2)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of each of June 30, 2012 and December 31, 2011.

DESCRIPTION OF EXCHANGE NOTES

The Exchange Notes are to be issued under the Indenture. The Indenture under which the Exchange Notes are to be issued is the same indenture under which the Old Notes were issued. The Old Notes were issued as additional notes under the Indenture pursuant to which, on October 27, 2010, the existing 2018 notes were issued. Any Old Note that remains outstanding after the completion of the exchange offer, together with the Exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. As used in this “Description of Exchange Notes,” except as otherwise specified or the context otherwise requires, the existing 2018 notes, the Old Notes and the Exchange Notes are referred to together as the “notes.”

The following is a summary of the material provisions of the Indenture. It does not restate that agreement, and we urge you to read the Indenture in its entirety, which is available upon request to Sabra at the address indicated under “Where You Can Find More Information” elsewhere in this prospectus, because it, and not this description, defines your rights as a noteholder.

You can find the definitions of certain capitalized terms used in this description under the subheading “—Certain Definitions.” The term “Operating Partnership” as used in this section refers only to Sabra Health Care Limited Partnership and not any of its subsidiaries, and the term “Issuers” as used in this section refers only to Sabra Health Care Limited Partnership and Sabra Capital Corporation and not to any of their subsidiaries and the term “Parent” as used in this section refers only to Sabra Health Care REIT, Inc. and not to any of its subsidiaries.

General

The Old Notes were issued in an aggregate principal amount of $100.0 million. The notes are unsecured senior obligations of the Issuers and will mature on November 1, 2018. The notes bear interest at a rate of 8.125% per annum, payable semiannually to holders of record at the close of business on the April 15 or the October 15 immediately preceding the interest payment date on May 1 and November 1 of each year.

Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, in accordance with the terms of the Indenture.

Interest on the Exchange Notes will accrue from and including May 1, 2012 or from the date of the last payment of interest on the Old Notes, whichever is later. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not pay interest on Old Notes from and after the date such Old Notes are tendered and accepted for exchange.

The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 of principal amount and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Exchange Notes, but the Issuers are entitled to require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer.

Subject to the covenants described below under “—Covenants” and applicable law, the Issuers are entitled to issue additional notes under the Indenture. The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Additional notes will not necessarily be fungible with the notes for U.S. federal income tax purposes.

Guaranties and Subsidiary Guarantors

The notes are guaranteed by Sabra and by all existing and, subject to certain exceptions, future subsidiaries of the Issuers, other than the subsidiaries of Sabra that hold properties subject to mortgages whose terms prohibit such subsidiaries from entering into guarantees of other indebtedness, including the notes and our Amended Secured Revolving Credit Facility (such subsidiaries, the “Real Property Non-Guarantor Subsidiaries”). The subsidiaries that guarantee the notes are referred to herein as the “Subsidiary Guarantors.” The Real Property Non-Guarantor Subsidiaries became wholly owned subsidiaries of the Operating Partnership following the Separation and REIT Conversion Merger and hold 26 of Sabra’s properties that are subject to mortgages whose terms prohibit such subsidiaries from entering into guarantees of other indebtedness. Sabra’s revenues on an annualized basis attributable to the properties held by the Real Property Non-Guarantor Subsidiaries were $25.8 million based on revenues for the six months ended June 30, 2012, and, as of June 30, 2012, these properties accounted for 26% of Sabra’s total real estate investments, net of accumulated depreciation, and had aggregate mortgage indebtedness to third parties of approximately $157.4 million (excluding $0.5 million of mortgage premium).

The notes are guaranteed on an unsecured senior basis by Sabra and the Subsidiary Guarantors. The guarantees are unconditional regardless of the enforceability of the notes and the Indenture. The notes will not be guaranteed by the Real Property Non-Guarantor Subsidiaries, any Unrestricted Subsidiaries we may create in the future or any future Restricted Subsidiaries that do not otherwise guarantee (or become a co-borrower in respect of) the Indebtedness of the Issuers or a Subsidiary Guarantor. As of the date of this prospectus, there are no Unrestricted Subsidiaries.

Subject to certain exceptions, each future Restricted Subsidiary that subsequently guarantees Indebtedness of the Issuers or a Subsidiary Guarantor that ranks equally with or subordinate in right of payment to the Notes (or the applicable Subsidiary Guaranty) will be required to execute a Subsidiary Guaranty. See “—Covenants—Future Guaranties by Restricted Subsidiaries.”

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Covenants—Consolidation, Merger and Sale of Assets” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Covenants—Limitation on Asset Sales”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Parent, the Issuers or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of the Parent; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Parent or a Subsidiary of the Parent and as permitted by the Indenture and if in connection therewith the Parent provides a certificate to the trustee to the effect that the Parent will comply with its obligations described below under “—Covenants—Limitation on Asset Sales” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder. Notwithstanding any of the foregoing, for the avoidance of doubt, the lease of all or substantially all of the assets of the Parent or its Subsidiaries shall not be subject to this paragraph.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released under specified circumstances, including in connection with a disposition of a Subsidiary Guarantor’s Capital Stock if various conditions are satisfied. See “—Covenants—Future Guaranties by Restricted Subsidiaries.”

Optional Redemption

Optional Redemption. Except as described below, the Issuers are not entitled to redeem any notes prior to November 1, 2014. The notes will be redeemable at the option of the Issuers, in whole or in part, at any time, and from time to time, on and after November 1, 2014, upon not less than 30 days’ nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing November 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to the redemption date:

Year	Redemption Price
2014	104.063%
2015	102.031%
2016 and thereafter	100.000%

Prior to November 1, 2014, the Issuers will be entitled, at their option, to redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each holder’s registered address or as otherwise provided in accordance with the procedures of DTC, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means with respect to a note at any redemption date, the greater of (1) 1.00% of the principal amount of such note and (2) the excess of (A) the present value at such redemption date of (i) the redemption price of such note on November 1, 2014 (such redemption price being described in the first paragraph in this “—Optional Redemption” section exclusive of any accrued interest) plus (ii) all required remaining scheduled interest payments due on such note through November 1, 2014 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after November 1, 2014, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated by the Issuers on the third Business Day immediately preceding the redemption date, in each case, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to November 1, 2014, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to November 1, 2014.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate definition is applicable, the average of three, or such lesser number as is obtained by the Issuers, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Issuers.

“Reference Treasury Dealer” means Banc of America Securities LLC and its successors and assigns, Citigroup Global Markets, Inc. and its successors and assigns, J.P. Morgan Securities LLC and its successors and assigns, and Wells Fargo Securities LLC and its successors and assigns.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuers, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to November 1, 2013, the Issuers are entitled, at their option, to use an amount equal to all or a portion of the Net Cash Proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the notes (together with any additional notes) issued under the Indenture at a redemption price of 108.125% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided, however, that:

(1)	at least 65% of the principal amount of notes originally issued under the Indenture remains outstanding immediately after such redemption; and

(2)	the Issuers make such redemption not more than 120 days after the consummation of any such Equity Offering.

The Issuers or their Affiliates are entitled to acquire notes by means other than a redemption from time to time, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, so long as such acquisition does not otherwise violate the terms of the Indenture, upon such terms and at such prices as the Issuers or their Affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and may be less than any redemption price then in effect and could be for cash or other consideration.

Selection and Notice of Redemption for Optional Redemptions

In the event that the Issuers elect to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee either:

(1)	in compliance with the requirements of the principal national securities exchange, if any, on which the notes are then listed; or

(2)	on a pro rata basis, by lot or by such method as the trustee will deem fair and appropriate.

No notes of a principal amount of $2,000 or less will be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the trustee will select the notes on a pro rata basis to the extent practicable, by lot or such other method as the trustee in its sole discretion shall deem to be fair and appropriate, unless another method is required by law or applicable exchange or depositary requirements (subject to DTC procedures). Notice of redemption will be mailed by first-class mail or as otherwise provided in accordance with the procedures of DTC at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may be given prior to the completion of an Equity Offering, and any redemption or notice may, at the Issuers’ discretion, be subject to the completion of an Equity Offering. Unless the Issuers default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Sinking Fund

There will be no sinking fund payments for the notes.

Ranking

The notes are senior unsecured obligations of the Issuers, and rank equally in right of payment with other existing and future unsecured senior Indebtedness of the Issuers. The notes are effectively junior to all of the Issuers’ and the Issuers’ consolidated Subsidiaries’ secured Indebtedness to the extent of the value of the collateral securing such debt, including our $200.0 million Amended Secured Revolving Credit Facility and our mortgage indebtedness, and structurally subordinated to all Indebtedness of any non-guarantor Subsidiaries. As of June 30, 2012, after giving effect to the offering of the Old Notes and the use of proceeds:

(i)	we would have had approximately $482.3 million of Indebtedness outstanding (excluding $6.0 million of premium on the Old Notes and $0.5 million of mortgage premium);

(ii)	we would have had approximately $157.4 million of Secured Indebtedness outstanding (excluding $0.5 million of mortgage premium); and

(iii)	we would have had approximately $200.0 million in borrowings available under our Amended Secured Revolving Credit Facility given the borrowing base requirements of the facility (all of which would be effectively senior to the notes to the extent of the value of the underlying assets).

The guarantees of each Guarantor are unsecured senior obligations of such Guarantor and rank equally in right of payment with all existing and future unsecured senior Indebtedness of such Guarantor. The guarantees of our Guarantors are effectively subordinated to all of the Secured Indebtedness of such Guarantor, to the extent of the value of the underlying assets. See “—Guaranties and Subsidiary Guarantors” for a description of which entities will guarantee the notes.

Suspension of Covenants

During a Suspension Period, the Parent and its Restricted Subsidiaries will not be subject to the following corresponding provisions of the Indenture:

•	“—Covenants—Limitation on Indebtedness”;

•	“—Covenants—Maintenance of Total Unencumbered Assets”;

•	“—Covenants—Limitation on Restricted Payments”;

•	“—Covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

•	“—Covenants—Future Guaranties by Restricted Subsidiaries”;

•	“—Covenants—Limitation on Transactions with Affiliates”; and

•	“—Covenants—Limitation on Asset Sales.”

All other provisions of the Indenture will apply at all times during any Suspension Period so long as any notes remain outstanding thereunder.

“Suspension Period” means any period:

(1)	beginning on the date that:

(A)	the notes have Investment Grade Status;

(B)	no Default or Event of Default has occurred and is continuing; and

(C)	the Issuers have delivered an officers’ certificate to the trustee certifying that the conditions set forth in clauses (A) and (B) above are satisfied; and

(2)	ending on the date (the “Reversion Date”) that the notes cease to have Investment Grade Status.

On each Reversion Date, all Indebtedness, liens thereon and dividend blockages incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Closing Date.

For purposes of calculating the amount available to be made as Restricted Payments under clause (C) of the first paragraph of the “—Limitation on Restricted Payments” covenant, calculations under that clause will be made with reference to the Transaction Date, as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (1) through (12) under the third paragraph under the “Limitation on Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (C) of the first paragraph of such covenant; provided, however, that the amount available to be made as a Restricted Payment on the Transaction Date shall not be reduced to below zero solely as a result of such Restricted Payments, but may be reduced to below zero as a result of negative cumulative Adjusted Consolidated Net Income or Funds from Operations during the Suspension Period, as applicable, for the purpose of the first or second bullet under clause (C) of the first paragraph of such covenant, and (y) the items specified in the six bullets under clause (C) of the first paragraph of such covenant that occur during the Suspension Period will increase the amount available to be made as Restricted Payment under clause (C) of the first paragraph of such covenant. Any Restricted Payment made during the Suspension Period that are of the type described in the third paragraph of the “Limitation on Restricted Payments” covenant (other than the Restricted Payment referred to in clause (2) of the such third paragraph or an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) of such third paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4) of the third paragraph of the “Limitation on Restricted Payments” covenant shall be included in calculating the amounts permitted to be incurred under such clause (C) on each Reversion Date. For purposes of the “—Limitation on Asset Sales” covenant, on each Reversion Date, the unutilized Excess Proceeds will be reset to zero. No Default or Event of Default will be deemed to have occurred on the Reversion Date (or thereafter) under any Suspended Covenant solely as a result of any actions taken by the Parent, the Issuers or any Restricted Subsidiaries thereof, or events occurring, during the Suspension Period. For purposes of the “—Maintenance of Total Unencumbered Assets” covenant, if the Issuers and their Restricted Subsidiaries are not in compliance with such covenant as of a Reversion Date, no Default or Event of Default will be deemed to have occurred for up to 120 days following the Reversion Date, provided that neither the Issuers nor any of their Restricted Subsidiaries shall incur any Secured Indebtedness until such time that the requirements of such covenant have been.

Covenants

The Indenture contains, among others, the following covenants:

Limitation on Indebtedness

(1) The Parent will not Incur any Indebtedness (including Acquired Indebtedness) other than the guarantees issued on the Closing Date, other Indebtedness existing on the Closing Date, and guarantees of Indebtedness of the Issuers or any other Restricted Subsidiary of the Parent provided such Indebtedness is permitted by and made in accordance with this covenant. The Parent will not permit any of its Restricted Subsidiaries (including the Issuers) to Incur any Indebtedness (including Acquired Indebtedness) if, immediately after giving effect to the Incurrence of such additional Indebtedness and the receipt and application of the proceeds therefrom, the aggregate principal amount of all outstanding Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis is greater than 60% of Adjusted Total Assets.

(2) The Issuers will not, and will not permit any of their Restricted Subsidiaries to, Incur any Secured Indebtedness (including Acquired Indebtedness) if, immediately after giving effect to the Incurrence of such additional Secured Indebtedness and the receipt and application of the proceeds therefrom, the aggregate principal amount of all outstanding Secured Indebtedness of the Issuers and their Restricted Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

(3) The Parent will not permit any of its Restricted Subsidiaries (including the Issuers) to Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuers or any of the Subsidiary Guarantors may Incur Indebtedness (including Acquired Indebtedness) if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of the Issuers and their Restricted Subsidiaries on a consolidated basis would be at least 2.0 to 1.0.

(4) Notwithstanding paragraphs (1), (2) or (3) above, the Parent or any of its Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

(A)	Indebtedness of the Parent, the Issuers or any of Subsidiary Guarantors outstanding under any Credit Facility at any time in an aggregate principal amount not to exceed $200 million;

(B)	Indebtedness of the Issuers or any of their Restricted Subsidiaries owed to:

•	the Issuers evidenced by an unsubordinated promissory note, or

•	any Restricted Subsidiary;

provided, however, that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Issuers or any subsequent transfer of such Indebtedness (other than to the Issuers or any other Restricted Subsidiary of the Issuers) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

(C)	Indebtedness of the Issuers or any of their Restricted Subsidiaries under Currency Agreements and Interest Rate Agreements; provided that such agreements (i) are designed solely to protect the Issuers or any of their Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates (whether fluctuations of fixed to floating rate interest or floating to fixed rate interest) and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

(D)	Indebtedness of the Issuers or any of the Subsidiary Guarantors, to the extent the net proceeds thereof are promptly:

•	used to purchase notes tendered in an Offer to Purchase made as a result of a Change in Control, or

•	used to redeem all the notes as described above under “Optional Redemption,”

•	deposited to defease the notes as described below under “Defeasance,” or

•	deposited to discharge the obligations under the notes and Indenture as described below under “Satisfaction and Discharge”;

(E)	(i) Guarantees of Indebtedness of the Issuers or any of the Subsidiary Guarantors by the Parent, (ii) Guarantees of Indebtedness of the Issuers by any of their Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the “Future Guaranties by Restricted Subsidiaries” covenant described below, and (iii) any Guarantees by a Subsidiary Guarantor of any Indebtedness of any other Subsidiary Guarantor;

(F)	Existing Indebtedness;

(G)	Indebtedness represented by the notes and the Guaranties issued on the Closing Date and the Exchange Notes and related exchange guarantees to be issued in exchange for the Old Notes and Guaranties pursuant to the Registration Rights Agreement;

(H)	Indebtedness consisting of obligations to pay insurance premiums incurred in the ordinary course of business;

(I)	Indebtedness in respect of any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business;

(J)	Indebtedness in respect of workers’ compensation claims, self-insurance obligations, indemnities, bankers’ acceptances, performance, completion and surety bonds or guarantees and similar types of obligations in the ordinary course of business;

(K)	Indebtedness represented by cash management obligations and other obligations in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts;

(L)	Indebtedness supported by a letter of credit procured by the Issuers or their Restricted Subsidiaries in a principal amount not in excess of the stated amount of such letter of credit and where the underlying Indebtedness would otherwise be permitted;

(M)	Guarantees (a) incurred in the ordinary course of business or (b) constituting Investments that are (i) included in the calculation of the amount available to be made as Restricted Payments under clause (C) of the first paragraph of the “—Limitation on Restricted Payments” covenant, (ii) made pursuant to clause (12) under the third paragraph under the “Limitation on Restricted Payments” covenant or (iii) made in reliance on clause (9) or (18) of the definition of “Permitted Investments”;

(N)	Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the provisions of paragraphs (1), (2) or (3) of this covenant or clauses (F), (G), (N), (O), or (P) of this paragraph (4);

(O)	Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors in aggregate principal amount at any time outstanding not to exceed, when taken together with all then outstanding net Investments in Unrestricted Subsidiaries and joint ventures made in reliance on clause (9) of the definition of “Permitted Investments,” the greater of $15 million and 2.0% of the Adjusted Total Assets of such Restricted Subsidiaries; provided, however, that any Permitted Refinancing Indebtedness incurred under clause (N) above in respect of such Indebtedness shall be deemed to have been incurred under this clause (O) for purposes of determining the amount of Indebtedness that may at any time be incurred under this clause (O); or

(P)	additional Indebtedness of the Issuers and Restricted Subsidiaries in aggregate principal amount at any time outstanding not to exceed the greater of $15 million and 2.0% of Parent’s Adjusted Total Assets; provided, however, that any Permitted Refinancing Indebtedness incurred under clause (N) above in respect of such Indebtedness shall be deemed to have been incurred under this clause (P) for purposes of determining the amount of Indebtedness that may at any time be incurred under this clause (P).

(5) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that the Parent or any of its Restricted Subsidiaries may Incur pursuant to this “Limitation on Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

(6) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant,

•

Indebtedness Incurred and outstanding under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (A) of paragraph (4) of this “Limitation on Indebtedness” covenant, and

•	Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (A) through (P) of paragraph (4) above or is entitled to be incurred pursuant to paragraphs (1), (2) and (3) above, the Issuers shall, in their sole discretion, be entitled to classify all or a portion of such item of Indebtedness on the date of its incurrence or issuance and determine the order of such incurrence or issuance (and may later reclassify such item of Indebtedness) and may divide and classify such Indebtedness in more than one of the types of Indebtedness described. At any time that the Issuers would be entitled to have incurred any then outstanding Indebtedness under clause (1), (2) and (3) of this covenant, such Indebtedness shall be automatically reclassified into Indebtedness incurred pursuant to those paragraphs. Notwithstanding the foregoing, any Indebtedness Incurred and outstanding under the Credit Agreement on or prior to the Closing Date shall be deemed to have been incurred under clause (A) of paragraph (4) above and may not be reclassified. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness, but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness. For the avoidance of doubt, the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Maintenance of Total Unencumbered Assets

The Issuers and their Restricted Subsidiaries will maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of the Issuers and their Restricted Subsidiaries on a consolidated basis.

Limitation on Restricted Payments

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or with respect to Capital Stock of the Parent or any Restricted Subsidiary of the Parent held by Persons other than the Parent or any of its Restricted Subsidiaries, other than (i) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (ii) pro rata dividends or other distributions made by a Subsidiary that is not wholly owned to minority stockholders (or owners of equivalent interests in the event the Subsidiary is not a corporation);

(2)	purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock (including options, warrants or other rights to acquire such shares of Capital Stock) of the Parent held by any Person (other than a Restricted Subsidiary of the Parent);

(3)

make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Issuers that is subordinated in right of payment to the notes or Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to the Subsidiary Guaranty of such Subsidiary Guarantor, in each case excluding (i) any intercompany Indebtedness between or among the Parent, the Issuers or any of the Subsidiary Guarantors, (ii) the Existing Notes and (iii) the payment, purchase, redemption, defeasance, acquisition or retirement (collectively, a “purchase”) of such subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, purchase, redemption, defeasance, acquisition or retirement; or

(4)	make an Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing,

(B)	the Issuers could not Incur at least $1.00 of Indebtedness under paragraphs (1) and (3) of the “Limitation on Indebtedness” covenant, or

(C)	the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors of the Parent, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of, without duplication:

•

50% of the aggregate amount of Adjusted Consolidated Net Income (or, if Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning October 1, 2010 and ending on the last day of the last fiscal quarter preceding the earlier of the REIT Conversion Effective Date and the Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant (or if no such reports have yet been required to be filed with the SEC pursuant to the Indenture, for which internal financial statements are available), plus

•

95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the REIT Conversion Effective Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “SEC Reports and Reports to Holders” covenant (or if no such reports have yet been required to be filed with the SEC pursuant to the Indenture, for which internal financial statements are available), plus

•

100% of the aggregate Net Cash Proceeds received by the Parent after the Closing Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Parent, including from an issuance or sale permitted by the Indenture of Indebtedness of the Parent or any of its Restricted Subsidiaries for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Parent, or from the issuance to a Person who is not a Subsidiary of the Parent of any options, warrants or other rights to acquire Capital Stock of the Parent (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder for cash or Indebtedness, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

•

an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person after the Closing Date resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Parent or any of its Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income or Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of

“Investments”) not to exceed, in each case, the amount of Investments previously made by the Parent and its Restricted Subsidiaries in such Person or Unrestricted Subsidiary and treated as a Restricted Payment, plus

•

the fair market value of noncash tangible assets or Capital Stock acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock or Capital Stock issued in exchange for Capital Stock of the Parent utilized pursuant to clauses (3) or (4) of the second succeeding paragraph) of the Parent subsequent to the Closing Date (including upon conversion or exchange of the Common Units for Capital Stock of the Parent, in which case the fair market value shall equal the fair market value received upon issuance of such Common Units), plus

•

without duplication, in the event the Parent or any Restricted Subsidiary of the Parent makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Parent, an amount not to exceed the amount of Investments previously made by the Parent and its Restricted Subsidiaries in such Person and treated as a Restricted Payment.

Notwithstanding the foregoing, from and after the REIT Conversion Effective Date, the Parent and any of its Restricted Subsidiaries may declare or pay any dividend or make any distribution or take other action (that would have otherwise been a Restricted Payment) that is necessary to maintain the Parent’s status as a REIT under the Code if (i) the aggregate principal amount of all outstanding Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets; and (ii) no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions shall not be violated by reason of:

(1)	the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, as the case may be, if, at said date of declaration or notice, such payment would comply with the foregoing paragraph;

(2)	the payment, redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes or to a Subsidiary Guaranty including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under paragraph (1), (2) or (3) or clause (N) of paragraph (4) of the “Limitation on Indebtedness” covenant;

(3)	(a) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Parent (other than any Disqualified Stock or any Capital Stock sold to a Restricted Subsidiary of the Parent or to an employee stock ownership plan or any trust established by the Parent) or from substantially concurrent contributions to the equity capital of the Parent (collectively, including any such contributions, “Refunding Capital Stock”) (with any offering within 45 days deemed as substantially concurrent); and (b) the declaration and payment of accrued dividends on any Capital Stock redeemed, repurchased, retired, defeased or acquired out of the proceeds of the sale of Refunding Capital Stock within 45 days of such sale; provided, that the amount of any such proceeds or contributions that are utilized for any Restricted Payment pursuant to this clause (3) shall be excluded from the amount described in the third bullet of clause (4)(C) of this covenant;

(4)	the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of the Issuers which is subordinated in right of payment to the notes or Indebtedness of a Subsidiary Guarantor which is subordinated in right of payment to the Subsidiary Guaranty of such Subsidiary Guarantor in exchange for, or out of the proceeds of, an issuance of, shares of the Capital Stock (other than Disqualified Stock) of the Parent (or options, warrants or other rights to acquire such Capital Stock) within 90 days of such principal payment, repurchase, redemption, retirement, defeasance or other acquisition;

(5)	payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Parent;

(6)	the repurchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Parent held by any member of the Parent’s (or any of its Restricted Subsidiaries’) any current or former officer, director, consultant or employee of the Parent or any of its Restricted Subsidiaries (or any permitted transferees, assigns, estates or heirs of any of the foregoing); provided, however, the aggregate amount paid by the Parent and its Restricted Subsidiaries pursuant to this clause (6) shall not exceed $5 million in any calendar year (excluding for purposes of calculating such amount the amount paid for Capital Stock repurchased, redeemed, acquired or retired with the cash proceeds from the repayment of outstanding loans previously made by the Parent or a Restricted Subsidiary thereof for the purpose of financing the acquisition of such Capital Stock), with unused amounts in any calendar year being carried over for one additional calendar year; provided further, that such amount in any calendar year may be increased by an amount not to exceed: (A) the net cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Parent, in each case, to members of management, directors or consultants of the Parent or any of its Subsidiaries that occurs after the Closing Date, to the extent such cash proceeds (i) have not otherwise been and are not thereafter applied to permit the payment of any other Restricted Payment or (ii) are not attributable to loans made by the Parent or a Restricted Subsidiary thereof for the purpose of financing the acquisition of such Capital Stock, plus (B) the cash proceeds of key man life insurance policies received by the Parent and its Restricted Subsidiaries after the Closing Date, less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (6); provided further, however, that cancellation of Indebtedness owing to the Parent from members of management of the Parent or any Restricted Subsidiary thereof in connection with a repurchase of Capital Stock of the Parent shall not be deemed to constitute a Restricted Payment for purposes of the Indenture;

(7)	the repurchase of Capital Stock deemed to occur (i) upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof, and (ii) in connection with the withholding of a portion of the Capital Stock granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

(8)	upon the occurrence of a Change of Control (or similarly defined term in other Indebtedness) and within 90 days after completion of the Offer to Purchase (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Issuers or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Subsidiary Guaranty that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control (or similarly defined term in other Indebtedness), at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(9)	within 90 days after completion of any offer to repurchase notes pursuant to the covenant described above under the caption “—Limitation on Asset Sales” (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Issuers or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Subsidiary Guaranty that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

(10)	the payment of cash in lieu of the issuance of fractional shares of Capital Stock upon exercise or conversion of securities exercisable or convertible into Capital Stock of the Parent;

(11)	Restricted Payments made in connection with the Separation and the REIT Conversion Merger and fees and expenses related thereto, to the extent permitted by the covenant described under “—Limitation on Transactions with Affiliates”; or

(12)	additional Restricted Payments in an aggregate amount not to exceed $15 million;

provided, however, that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

The net amount of any Restricted Payment permitted pursuant to the second paragraph of this covenant and clause (1) of the immediately preceding paragraph shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. The net amount of any Restricted Payment permitted pursuant to clauses (2) through (12) of the immediately preceding paragraph shall be excluded in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. In determining whether any Restricted Payment is permitted by the covenant described under the caption “—Limitation on Restricted Payments,” the Parent and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (12) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under “—Limitation on Restricted Payments” (including categorization in whole or in part as a Permitted Investment); provided that, at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described under the caption “—Limitation on Restricted Payments.”

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Parent will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Parent or any of its Restricted Subsidiaries,

•	pay any Indebtedness owed to the Parent or any other Restricted Subsidiary,

•	make loans or advances to the Parent or any other Restricted Subsidiary, or

•	transfer its property or assets to the Parent or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing under, by reason of or with respect to, the Indenture, the Credit Agreement and any other agreement in effect on the Closing Date as in effect on the Closing Date, and any amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements of such agreements; provided, however, that the encumbrances and restrictions in any such amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements are not materially more restrictive, taken as a whole, than those in effect on the Closing Date;

(2)	existing under, by reason of or with respect to any other Credit Facility of the Issuers permitted under the Indenture; provided, however, that the encumbrances and restrictions contained in the agreement or agreements governing the other Credit Facility are not materially more restrictive, taken as a whole, than those contained in the Credit Agreement (with respect to other credit agreements) or the Indenture (with respect to other indentures), in each case as in effect on the Closing Date;

(3)	existing under, by reason of or with respect to applicable law, rule, regulation or administrative or court order;

(4)	existing with respect to any Person or the property or assets of such Person acquired by the Parent or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements thereof; provided, however, that the encumbrances and restrictions in any such amendments, modifications, restatements, extensions, increases, supplements, refundings, refinancing, renewals or replacements are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the instruments or agreements with respect to such Person or its property or assets as in effect on the date of such acquisition;

(5)	existing under, by reason of or with respect to provisions in joint venture, operating or similar agreements;

(6)	in the case of the last bullet in the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

•	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

•

existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Parent or any Restricted Subsidiary not otherwise prohibited by the Indenture,

•

existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby, or

•

arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Parent or any Restricted Subsidiary in any manner material to the Parent and its Restricted Subsidiaries taken as a whole;

(7)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of the Capital Stock of, or property and assets of, such Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the closing of such sale or other disposition;

(8)	existing under, by reason of or with respect to Indebtedness permitted to be incurred pursuant to paragraph (4)(N) of the covenant described under “—Limitation on Indebtedness;” provided, that the encumbrances and restrictions contained in the agreements governing such Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; and

(9)	contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

•	the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

•

the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by the good faith judgment of the Parent), and

•	the Parent, in its good faith, determines that such an encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the notes.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Parent or any Restricted Subsidiary from restricting the sale or other disposition of property or assets of the Parent or any of its Restricted Subsidiaries that secure Indebtedness of the Issuers or any of their Restricted Subsidiaries. For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, and (2) the subordination of loans or advances made to a Restricted Subsidiary to other Indebtedness incurred by such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Future Guaranties by Restricted Subsidiaries

The Parent will not permit any Restricted Subsidiary of the Issuers, directly or indirectly, to Guarantee any Indebtedness of the Issuers or of a Subsidiary Guarantor that ranks equally with or subordinate in right of payment to the notes (or the applicable Subsidiary Guaranty) (“Guaranteed Indebtedness”), unless in either case such Restricted Subsidiary within 30 calendar days executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guaranty by such Restricted Subsidiary; provided, however, that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. The Parent may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 calendar day period described above.

If the Guaranteed Indebtedness:

•	ranks equally with the notes in right of payment, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guaranty in right of payment; or

•

is subordinate in right of payment to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guaranty at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

Any such Subsidiary Guaranty by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)	any sale, exchange or transfer, to any Person not a Subsidiary of the Parent of Capital Stock held by the Parent and its Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) such that, immediately after giving effect to such transaction, such Restricted Subsidiary would no longer constitute a Subsidiary of the Parent,

(2)	in connection with the merger or consolidation of a Subsidiary Guarantor with (a) an Issuer or (b) any other Guarantor (provided that the surviving entity remains a Guarantor),

(3)	if Parent properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under the Indenture,

(4)	upon the Legal Defeasance (as defined below) or Covenant Defeasance (as defined below) or satisfaction and discharge of the Indenture,

(5)	upon a liquidation or dissolution of a Subsidiary Guarantor permitted under the Indenture, or

(6)	the release or discharge of the Guarantee that resulted in the creation of such Subsidiary Guaranty, except a discharge or release by or as a result of payment under such Guarantee.

In addition, any Subsidiary Guaranty provided by a Future Sabra Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged if (i) such Future Sabra Subsidiary ceases to guarantee obligations under the Credit Agreement or ceases to constitute a co-borrower with respect to the Credit Agreement, in either case in connection with a secured financing transaction with respect to real property owned by such entity and (ii) the proceeds from any such secured financing transaction are applied solely for one or more of the uses described in clauses (1) through (7) of the third paragraph under the “Limitation on Asset Sales” covenant.

Limitation on Transactions with Affiliates

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of the Parent or with any Affiliate of the Parent or any of its Restricted Subsidiaries, in each case involving consideration in excess of $2.5 million, except upon terms that are not materially less favorable to the Parent or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)	transactions (A) approved by a majority of the disinterested directors of the Board of Directors of the Parent or (B) for which the Parent or any Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking, appraisal or accounting firm stating that the transaction is fair to the Parent or such Restricted Subsidiary from a financial point of view;

(2)	any transaction solely between the Parent and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries;

(3)	the payment of reasonable fees and compensation to, and indemnification and similar arrangements on behalf of, current, former or future directors of the Parent or any Restricted Subsidiary;

(4)	the issuance or sale of Capital Stock (other than Disqualified Stock) of the Parent;

(5)	any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(6)	any contracts, instruments or other agreements or arrangements in each case as in effect on the date of the Indenture, and any transactions pursuant thereto or contemplated thereby, or any amendment, modification or supplemental thereto or any replacement thereof entered into from time to time, as long as such agreement or arrangements as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to the Parent and the Restricted Subsidiaries at the time executed than the original agreement or arrangements as in effect on the date of the Indenture;

(7)	any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Parent or any Restricted Subsidiary with current, former or future officers and employees of the Parent or such Restricted Subsidiary and the payment of compensation to officers and employees of the Parent or any Restricted Subsidiary (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(8)	loans and advances to officers and employees of the Parent or any Restricted Subsidiary or guarantees in respect thereof (or cancellation of such loans, advances or guarantees), for bona fide business purposes, including for reasonable moving and relocation, entertainment and travel expenses and similar expenses, made in the ordinary course of business and consistent with past practice;

(9)	transactions with a Person that is an Affiliate of the Parent solely because the Parent, directly or indirectly, owns Capital Stock of, or controls such Person;

(10)	any transaction with a Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction; or

(11)	the entering into or amending of any tax sharing, allocation or similar agreement and any payments thereunder.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Affiliates” covenant and not covered by (2) through (11) of the immediately foregoing paragraph:

•	the aggregate amount of which exceeds $10 million in value must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above; and

•	the aggregate amount of which exceeds $25 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Asset Sales

The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless:

(1)	the consideration received by the Parent or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; and

(2)	at least 75% of the consideration received consists of cash, Temporary Cash Investments or Replacement Assets, or a combination of cash, Temporary Cash Investments or Replacement Assets; provided, however, with respect to the sale of one or more properties that up to 75% of the consideration may consist of indebtedness of the purchaser of such properties so long as such Indebtedness is secured by a first priority Lien on the property or properties sold.

For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities of the Parent or any Restricted Subsidiary (as shown on the most recent consolidated balance sheet of the Parent and its Restricted Subsidiaries other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guaranty) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Parent or any such Restricted Subsidiary from further liability with respect to such liabilities or that are assumed by contract or operation of law;

(b)	any securities, notes or other obligations received by the Issuers or any such Restricted Subsidiary from such transferee that are converted by the Issuers or such Restricted Subsidiary into cash or Temporary Cash Investments within 180 days (to the extent of the cash or Temporary Cash Investments received in that conversion); and

(c)	any Designated Non-Cash Consideration received by the Issuers or any such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of (x) $15 million and (y) 2.0% of the Parent’s Adjusted Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Parent or any such Restricted Subsidiary may apply such Net Cash Proceeds:

(1)	to prepay, repay, redeem or purchase Pari Passu Indebtedness of the Issuer or a Subsidiary Guarantor that is Secured Indebtedness (in each case other than Indebtedness owed to the Parent or an Affiliate of the Parent);

(2)	to make an Investment in (provided such Investment is in the form of Capital Stock), or to acquire all or substantially all of the assets of, a Person engaged in a Permitted Business if such Person is, or will become as a result thereof, a Restricted Subsidiary;

(3)	to prepay, repay, redeem or purchase Pari Passu Indebtedness of the Issuer or of any Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor; provided, however, that if the Parent, the Issuers or a Subsidiary Guarantor shall so prepay, repay, redeem or purchase any such Pari Passu Indebtedness, the Issuers will equally and ratably reduce obligations under the notes if the notes are then prepayable or, if the notes may not then be prepaid, the Issuers shall make an offer (in accordance with the procedures set forth below) with the ratable proceeds to all holders to purchase their notes at 100% of the principal amount thereof, plus accrued but unpaid interest, if any, thereon, up to the principal amount of notes that would otherwise be prepaid;

(4)	to fund all or a portion of an optional redemption of the notes as described under “—Optional Redemption”;

(5)	to make a capital expenditure;

(6)	to acquire Replacement Assets to be used or that are useful in a Permitted Business; or

(7)	any combination of the foregoing;

provided, that the Parent will be deemed to have complied with the provisions described in clauses (2), (5) and (6) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Cash Proceeds, the Parent or any of its Restricted Subsidiaries has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, acquire Replacement Assets or make a capital expenditure in compliance with the provisions described in clauses (2), (5) and (6) of this paragraph, and that acquisition, purchase or capital expenditure is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Cash Proceeds, the Parent may temporarily reduce the revolving Indebtedness under any Credit Facility or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the Indenture. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 365 day period as set forth in the third paragraph above and not so applied by the end of such period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $15 million, the Issuers must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders of the notes and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness on a pro rata basis an aggregate principal amount of notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the notes (and Pari Passu Indebtedness), plus, in each case, accrued and unpaid interest (if any) to the Payment Date. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Parent may use such Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate purchase price of the notes and the other Pari Passu Indebtedness tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Parent shall select the notes to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $2,000 initial principal amount and multiples of $1,000 thereafter. Upon completion of each Offer to Purchase, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero. The Parent may satisfy the foregoing obligation with respect to any Net Cash Proceeds prior to the expiration of the relevant 365 day period (as such period may be extended in accordance with the Indenture. Nothing in this paragraph shall preclude the Issuers from making an Offer to Purchase even if the amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals less than $15 million.

Consolidation, Merger and Sale of Assets

The Parent will not consolidate with or merge with or into, or sell, convey, transfer or otherwise dispose of all or substantially of it and its Restricted Subsidiaries’ (taken as a whole) property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Parent unless:

(1)

the Parent shall be the continuing Person, or the Person (if other than the Parent) formed by such consolidation or into which the Parent is merged or that acquired or leased such property and assets of the Parent shall be a corporation, limited liability company, partnership (including a limited partnership) or trust organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of the Parent on its Guaranty and under the Indenture (provided that in the case of a limited liability company, partnership (including a limited partnership) or trust, there shall also be a corporation organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof which shall expressly jointly with such limited liability company, partnership (including a limited partnership) or trust, assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of the Parent on its Guaranty and under the Indenture);

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable Four-Quarter Period, on a pro forma basis the Issuers, or any Person becoming the successor obligor of the notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (1) and (3) of the “Limitation on Indebtedness” covenant; provided, however, that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary; and

(4)	the Parent delivers to the trustee an officers’ certificate (attaching the arithmetic computations to demonstrate compliance with clause (3) above) and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with and, with respect to the opinion of counsel, that the supplemental indenture constitutes a valid and binding obligation enforceable against the Parent, or the Person (if other than the Parent) formed by such consolidation or into which the Parent is merged or that acquired all or substantially all of the Parent’s and its Restricted Subsidiaries’ property and assets;

provided, however, that clause (3) above does not apply if, in the good faith determination of the Board of Directors of the Parent, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of the Parent; provided further, however, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

The Parent will not permit the Issuers or any Subsidiary Guarantor to consolidate with or merge with or into, or convey or transfer, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Issuer or Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a supplemental indenture, all the obligations of such Issuer or Subsidiary Guarantor, if any, under the notes or its Subsidiary Guaranty, as applicable; provided, however, that the foregoing requirement will not apply in the case of a Subsidiary Guarantor or all or substantially all of its assets (x) that has been disposed of in its entirety to another Person (other than to the Parent or an Affiliate of the Parent), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, so long as, in both cases, in connection therewith the Parent provides an Officers’ Certificate to the trustee to the effect that the Parent will comply with its obligations under the covenant described under “—Limitation on Asset Sales”;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Parent delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, complies with the Indenture and, with respect to the opinion of counsel, that the supplemental indenture constitutes a valid and binding obligation enforceable against the Issuers, the Subsidiary Guarantors, the Parent and the surviving Persons.

Notwithstanding the foregoing, any Subsidiary Guarantor may (i) merge with an Affiliate of the Parent or an Affiliate of the Parent or a Restricted Subsidiary of the Parent or another Subsidiary Guarantor solely for the purpose of changing the state of domicile of the Subsidiary Guarantor, (ii) merge with or into or transfer all or part of its properties and assets to another Subsidiary Guarantor, the Issuers or the Parent, or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Subsidiary Guarantor.

Notwithstanding any of the foregoing, (1) any transaction entered into in connection with and for purposes of effecting the Separation or the REIT Conversion Merger was not subject to this covenant, and (2) for the avoidance of doubt, the lease of all or substantially all of the assets of the Parent and its Restricted Subsidiaries shall not be subject to this covenant.

Repurchase of Notes upon a Change of Control

The Issuers must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest (if any) to the Payment Date.

There can be no assurance that the Issuers will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of the Issuers that might be outstanding at the time). The above covenant requiring the Issuers to repurchase the notes will, unless consents are obtained, require the Issuers to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

The Issuers will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to an Offer to Purchase made by the Issuers and purchases all notes validly tendered and not withdrawn under such Offer to Purchase or if notice of redemption has been given pursuant to “Optional Redemption” above. Notwithstanding anything to the contrary contained herein, an Offer to Purchase may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Offer to Purchase is made.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Parent and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and Parent. As of the date of this prospectus, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under “—Covenants—Limitations on Indebtedness.” Such restrictions in the Indenture can be waived only with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The Credit Agreement also provides that the occurrence of certain change of control events with respect to the Parent would constitute a default thereunder. Future credit agreements that the Parent enters into may contain similar provisions. Such defaults could result in amounts outstanding under the Credit Agreement and such other agreements being declared immediately due and payable or lending commitments being terminated.

The definition of Change of Control includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of the properties or assets of the Parent and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of the assets of the Parent and its Subsidiaries taken as a whole to another Person or group may be uncertain.

A Change of Control would be triggered at such time as the majority of the members of the Board of Directors of the Parent no longer include individuals who constitute the Board of Directors of the Parent on the Closing Date (together with any new or replacement directors whose election or nomination was approved by a vote of at least a majority of the members of the Board of Directors then in office who were members on the Closing Date or whose election or nomination was so approved). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, the Parent may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

The provisions under the Indenture relative to the Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

SEC Reports and Reports to Holders

Whether or not the Parent is then required to file reports with the SEC, the Parent shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if it was subject thereto; provided, however, that, if filing such documents by the Parent with the SEC is not permitted under the Exchange Act, the Parent shall, within 15 days after the time the Parent would be required to file such information with the SEC if it were subject to Section 13 or 15(d) under the Exchange Act, provide such documents and reports to the trustee and upon written request supply copies of such documents and reports to any holder and shall post such documents and reports on the Parent’s public website. The Parent shall supply the trustee and each holder or shall supply to the trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information. Delivery of such information, documents and reports to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on officers’ certificates).

So long as permitted by the SEC, at any time that either (x) one or more Subsidiaries of Parent is an Unrestricted Subsidiary or (y) Parent holds directly any material assets (including Capital Stock) other than the Capital Stock of the Issuers and, in either case, such Unrestricted Subsidiary or other assets taken together would represent 5% or more of the Total Assets of Parent and its Subsidiaries as of the latest quarterly financial statements, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or any other comparable section, of the financial condition and results of operations of the Issuers and their Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries and other material assets of Parent.

The Parent shall also, within a reasonably prompt period of time following the disclosure of the annual and quarterly information required above, conduct a conference call with respect to such information and results of operations for the relevant reporting period. No fewer than three Business Days prior to (i) the disclosure of the annual, quarterly and periodic information required above and (ii) the date of the conference call required to be held in accordance with the preceding sentence, the Parent shall issue a press release to the appropriate internationally recognized wire services announcing the date that such information will be available and the time and date of such conference call.

Notwithstanding anything herein to the contrary, the Parent will not be deemed to have failed to comply with any of its obligations under this covenant for purposes of clause (4) under “Events of Default” until 30 days after the date any report hereunder is due.

Events of Default

Events of Default under the Indenture include the following:

(1)	default in the payment of principal of, or premium, if any, on any note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any note when they are due and payable, and such default continues for a period of 30 days;

(3)	default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Parent or the failure by the Issuers to consummate an Offer to Purchase in accordance with the “—Covenants—Limitations on Asset Sales” or “—Repurchase of Notes upon a Change of Control” covenants;

(4)	the Parent defaults in the performance of or breaches any other covenant or agreement of the Parent in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the notes;

(5)	there occurs with respect to any issue or issues of Indebtedness of the Parent or any Significant Subsidiary having an outstanding principal amount of $15 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

•

an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

•

the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)	any final and non-appealable judgment or order (not covered by insurance) for the payment of money in excess of $15 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

•	shall be rendered against the Parent or any Significant Subsidiary and shall not be paid or discharged, and

•

there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $15 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)	a court of competent jurisdiction enters a decree or order for:

•	relief in respect of the Parent or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

•

appointment of a receiver, liquidator, assignee custodian, trustee, sequestrator or similar official of the Parent or any Significant Subsidiary or for all or substantially all of the property and assets of the Parent or any Significant Subsidiary, or

•

the winding up or liquidation of the affairs of the Parent or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(8)	the Parent or any Significant Subsidiary:

•

commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

•

consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Parent or such Significant Subsidiary or for all or substantially all of the property and assets of the Parent or such Significant Subsidiary, or

•	effects any general assignment for the benefit of its creditors.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to the Parent or the Issuers) occurs and is continuing under the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to the Issuers (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Parent or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event or Default specified in clause (7) or (8) above occurs with respect to the Parent or the Issuers, the principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes by written notice to the Issuers and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

•

all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived, and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

As to the waiver of defaults, see “—Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1)	the holder gives the trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4)	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture requires certain officers of the Parent to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Parent and its Restricted Subsidiaries and of its performance under the Indenture and that the Parent has fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Parent will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the Indenture within 30 days of becoming aware of any such default unless such default has been cured before the end of the 30 day period.

Defeasance

The Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”) and cure all then existing Events of Default. Legal Defeasance means that the Issuers and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the notes and the Guaranties, and the Indenture shall cease to be of further effect as to all outstanding notes and Guaranties, except as to

(1)	rights of holders to receive payments in respect of the principal of and interest on the notes when such payments are due from the trust funds referred to below,

(2)	the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3)	the rights, powers, trust, duties, and immunities of the trustee, and the Issuers’ obligations in connection therewith, and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. The Issuers may exercise their Legal Defeasance option regardless of whether they previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuers, to pay the principal of and interest on the notes on the stated date for payment or on the redemption date of the notes,

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel in the United States confirming that:

(a)	the Issuers have received from, or there has been published by the IRS, a ruling, or

(b)	since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4)	no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens on the deposited funds in connection therewith),

(5)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement or instrument (other than the Indenture) to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound (other than any such Default or default relating to any Indebtedness being defeased from any borrowing of funds to be applied to such deposit and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens on the deposited funds in connection therewith),

(6)	the Issuers shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by them with the intent of preferring the holders over any other of their creditors or with the intent of defeating, hindering, delaying or defrauding any other of their creditors or others, and

(7)	the Issuers shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the officers’ certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when

(1)	either:

(a)	all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the trustee for cancellation; or

(b)	all notes not theretofore delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Issuers directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuers have paid all other sums payable under the Indenture by the Parent or the Issuers; and

(3)	the Issuers have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification and Waiver

Subject to certain limited exceptions, modifications and amendments of the Indenture may be made by the Issuers and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of interest on, any note,

(2)	reduce the principal amount of, or premium, if any, or interest on, any note,

(3)	change the place of payment of principal of, or premium, if any, or interest on, any note,

(4)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note,

(5)	reduce the above-stated percentages of outstanding notes the consent of whose holders is necessary to modify or amend the Indenture,

(6)	waive a default in the payment of principal of, premium, if any, or interest on the notes (except a rescission of the declaration of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration, so long as all other existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived),

(7)	voluntarily release a Guarantor of the notes, except as permitted by the Indenture,

(8)	reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or

(9)	modify or change any provisions of the Indenture affecting the ranking of the notes as to right of payment or the Guaranties in any manner adverse to the holders of the notes.

Notwithstanding the preceding, without the consent of any holder, the Parent, the Issuers, the Subsidiary Guarantors and trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Parent, the Issuers or any Subsidiary Guarantor under the Indenture;

(3)	to provide for uncertificated notes in addition to or in place of certificated notes;

(4)	to add guaranties with respect to the notes, including any Subsidiary Guaranties, or to secure the notes;

(5)	to add to the covenants of the Parent, the Issuers or a Subsidiary Guarantor for the benefit of the holders or to surrender any right or power conferred upon the Parent, the Issuers or a Subsidiary Guarantor;

(6)	to make any change that does not adversely affect the rights of any Holder in any material respect;

(7)	to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer notes;

(9)	to conform the text of the Indenture or the Guaranties or the notes to any provision of the “Description of Notes” section of the offering memorandum relating to the Old Notes to the extent that such provision in the “Description of Notes” section of the offering memorandum relating to the Old Notes was intended to be a substantially verbatim recitation of a provision of the Indenture or the Guaranties or the notes;

(10)	evidence and provide for the acceptance of appointment by a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(11)	provide for a reduction in the minimum denominations of the notes;

(12)	comply with the rules of any applicable securities depositary; or

(13)	to provide for the issuance of additional notes and related guarantees in accordance with the limitations set forth in the Indenture.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Parent is required to mail to holders a notice briefly describing such amendment. However, the failure to give such notice to all holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Parent nor any Affiliate of the Parent may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all holders and is paid to all holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Parent, the Issuers or the Guarantors in the Indenture, or in any of the notes or Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Parent, the Issuers or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

The Indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain limitations on the rights of the trustee, should it become a creditor of the Parent or the Issuers, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are definitions of certain terms contained in the Indenture that are used in this description. Please refer to the Indenture for the definition of other capitalized terms used in this description that are not defined below.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or that is assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided, however, that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) (before giving effect to cash dividends on preferred stock of the Parent or charges resulting from the redemption of preferred stock of the Parent) of the Parent and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP; provided, however, that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1)	the net income of any Person, other than the Parent or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid in cash (or to the extent converted into cash) or Temporary Cash Investments to the Parent or any of its Restricted Subsidiaries by such Person during such period;

(2)

the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, unless such restrictions with respect to the declaration and payment of dividends or distributions have been properly waived for such entire period; provided, however, that Adjusted Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments made in cash (or to the extent converted into cash) or Temporary Cash Investments to the Parent or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3)	the cumulative effect of a change in accounting principles;

(4)	(i) costs associated with initiating public company reporting, information technology implementation, and other similar start-up costs, not to exceed, in the case of this clause (4)(i), an aggregate of $5.0 million and (ii) any other non-recurring charges or expenses incurred in connection with the Separation and the REIT Conversion Merger and related transactions and the becoming of a separate operating company; and

(5)	any after-tax gains or losses attributable to Asset Sales.

“Adjusted Total Assets” means, for any Person, the sum of:

(1)	Total Assets for such Person as of the end of the fiscal quarter preceding the Transaction Date; and

(2)	any increase in Total Assets following the end of such quarter determined on a pro forma basis, including any pro forma increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of clarity, New Sun and its Subsidiaries will not be deemed to be directly or indirectly controlling, controlled by, or under direct or indirect common control with, Parent or its Subsidiaries, based upon the description of the corporate and business relationships of such two Persons and their respective Subsidiaries in the offering memorandum relating to the Old Notes; provided, however, that the foregoing shall not apply to the extent there develops any material change in such relationships after the REIT Conversion Merger Date.

“Asset Acquisition” means:

(1)	an investment by the Parent or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Parent or any of its Restricted Subsidiaries; provided, however, that such Person’s primary business is related, ancillary, incidental or complementary to the businesses of the Issuers or any of their Restricted Subsidiaries on the date of such investment; or

(2)	an acquisition by the Parent or any of its Restricted Subsidiaries from any other Person of assets that constitute substantially all of a division or line of business, or one or more properties, of such Person; provided, however, that the assets and properties acquired are related, ancillary, incidental or complementary to the businesses of the Issuers or any of their Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by the Parent or any of its Restricted Subsidiaries, other than to the Parent, the Issuers or another Restricted Subsidiary, of:

(1)	all or substantially all of the Capital Stock of any Restricted Subsidiary; or

(2)	all or substantially all of the assets that constitute a division or line of business, or one or more properties, of the Parent or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition, including by way of merger, consolidation or Sale-Leaseback Transaction, in one transaction or a series of related transactions by the Parent or any of its Restricted Subsidiaries to any Person other than the Parent, the Issuers or any of their Restricted Subsidiaries of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary of the Parent;

(2)	all or substantially all of the assets that constitute a division or line of business of the Parent or any of its Restricted Subsidiaries;

(3)	any property and assets of the Parent or any of its Restricted Subsidiaries outside the ordinary course of business of the Parent or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Parent;

provided, however, that “Asset Sale” shall not include:

•	the lease or sublease of any Real Estate Asset;

•	sales, leases, assignments, licenses, sublicenses, subleases or other dispositions of inventory, receivables and other current assets;

•	the sale, conveyance, transfer, lease, disposition or other transfer of all or substantially all of the assets of the Parent as permitted under “Consolidation, Merger and Sale of Assets”;

•	the license or sublicense of intellectual property or other general intangibles;

•

the issuance of Capital Stock by a Restricted Subsidiary in which the percentage interest (direct and indirect) in the Capital Stock of such Person owned by the Parent after giving effect to such issuance, is at least equal to the percentage interest prior to such issuance;

•	any issuance of Capital Stock (other than Disqualified Stock) by the Operating Partnership in order to acquire assets used or useful in a Permitted Business;

•	the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

•	any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment;

•	sales, transfers or other dispositions of assets with a fair market value not in excess of $5.0 million in any transaction or series of related transactions;

•

sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (2) of the third paragraph of the “Limitation on Asset Sales” covenant;

•	sales or other dispositions of cash or Temporary Cash Investments;

•	the creation, granting, perfection or realization of any Lien permitted under the Indenture;

•

the lease, assignment or sublease of property in the ordinary course of business so long as the same does not materially interfere with the business of the Parent and its Restricted Subsidiaries, taken as a whole; and

•

sales, exchanges, transfers or other dispositions of damaged, worn-out or obsolete or otherwise unsuitable or unnecessary equipment or assets that, in the Parent’s reasonable judgment, are no longer used or useful in the business of the Parent or its Restricted Subsidiaries and any sale or disposition of property in connection with scheduled turnarounds, maintenance and equipment and facility updates.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction. For purposes hereof such present value shall be calculated using a discount rate equal to the rate of interest implicit in such Sale and Leaseback Transaction, determined by lessee in good faith on a basis consistent with comparable determinations of Capitalized Lease Obligations under GAAP; provided, however, that if such sale and leaseback transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means at any date of determination with respect to any debt security, the quotient obtained by dividing:

(1)	the sum of the products of:

•	the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security; and

•	the amount of such principal payment, by

(2)	the sum of all such principal payments.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

“Business Day” means a day other than a Saturday, Sunday or any other day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting), including partnership or limited liability company interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including all Common Stock and Preferred Stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person. For clarity purposes, GAAP for purposes of this definition shall be deemed GAAP as in effect on the date of the Indenture.

“Capitalized Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a Capitalized Lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Change of Control” means the occurrence of one or more of the following events:

(1)	any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Parent and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) (other than to the Parent or its Restricted Subsidiaries), provided, however, that for the avoidance of doubt, the lease of all or substantially all of the assets of the Parent and its Subsidiaries taken as a whole shall not constitute a Change of Control;

(2)	a “person” or “group” (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act), becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the Parent on a fully diluted basis;

(3)	the approval by the holders of Capital Stock of the Parent of any plan or proposal for the liquidation or dissolution of the Parent (whether or not otherwise in compliance with the provisions of the Indenture); or

(4)	individuals who on the Closing Date constituted the Board of Directors of the Parent (together with any new or replacement directors whose election by the Board of Directors of the Parent or whose nomination by the Board of Directors of the Parent for election by the Parent’s shareholders was approved by a vote of at least a majority of the members of the Board of Directors of the Parent then still in office who either were members of the Board of Directors of the Parent on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Parent then in office.

“Closing Date” means October 27, 2010.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” means the common units of the Operating Partnership, as defined in the Operating Partnership’s limited partnership agreement.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person’s equity, whether outstanding on the Closing Date or issued thereafter, including all series and classes of common stock.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income (without duplication):

(1)	Consolidated Interest Expense;

(2)	provision for taxes based on income or profits or capital gains, including federal, state, provincial, franchise, excise and similar taxes and foreign withholding taxes;

(3)	depreciation and amortization (including without limitation amortization or impairment write-offs of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period);

(4)	the amount of (i) Separation Expenses and (ii) integration costs deducted (and not added back) in such period in computing Adjusted Consolidated Net Income, including any one-time direct transaction or restructuring costs incurred in connection with acquisitions, not to exceed for any period, in the case of this clause (ii), 10% of Consolidated EBITDA (calculated on a pro forma basis for any relevant transaction giving rise to the calculation of Consolidated EBITDA but before giving effect to the costs described in this clause (ii));

(5)	proceeds from any business interruption insurance;

(6)	any non-cash compensation expense attributable to grants of stock options, restricted stock or similar rights to officers, directors and employees of the Parent and any of its Subsidiaries;

(7)	all extraordinary or non-recurring non-cash gain or loss or expense, together with any related provision for taxes; and

(8)

all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), including any impairment charge or asset write-offs or write-downs related to intangible assets (including goodwill) and long-lived assets pursuant to GAAP, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Parent and its Restricted Subsidiaries in conformity with GAAP.

Notwithstanding the preceding, the income taxes of, and the depreciation and amortization and other non-cash items of, a Subsidiary shall be added (or subtracted) to Adjusted Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that net income of such Subsidiary was included in calculating Adjusted Consolidated Net Income.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest expense, less the aggregate amount of interest income for such period, in respect of Indebtedness of the Parent and the Restricted Subsidiaries during such period, all as determined on a consolidated basis in conformity with GAAP including (without duplication):

•	the interest portion of any deferred payment obligations;

•	all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers’ acceptance financing;

•	the net cash costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of the Parent or any of its Restricted Subsidiaries; and

•	all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Parent and its Restricted Subsidiaries;

excluding, to the extent included in interest expense above, (A) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof), as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP and (B) (i) accretion of accrual of discounted liabilities not constituting Indebtedness, (ii) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (iii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iv) any expensing of bridge, commitment or other financing fees and (v) non-cash costs associated with Interest Rate Agreements and Currency Agreements.

“Credit Agreement” means the Credit Agreement dated as of November 3, 2010, by and among the Restricted Subsidiaries of the Parent now or hereafter party thereto as borrowers or guarantors, the Parent as guarantor, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as administrative agent, together with the related documents thereto (including any guarantee agreements and security documents).

“Credit Facility” means one or more credit or debt facilities (including any credit or debt facilities provided under the Credit Agreement), financings, commercial paper facilities, note purchase agreements or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, notes, securities, letters of credit or other debt obligations, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other lenders or investors).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Parent or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Parent, less the amount of cash or Temporary Cash Investments received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1)	required to be redeemed on or prior to the date that is 91 days after the Stated Maturity of the notes;

(2)	redeemable at the option of the holder of such class or series of Capital Stock, at any time on or prior to the date that is 91 days after the Stated Maturity of the notes (other than into shares of Capital Stock that is not Disqualified Stock); or

(3)	convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity on or prior to the date that is 91 days after the Stated Maturity of the notes;

provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Covenants—Limitation on Restricted Payments.” Disqualified Stock shall not include Capital Stock which is issued to any plan for the benefit of employees of the Parent or its Subsidiaries or by any such plan to such employees solely because it may be required to be repurchased by the Parent or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations. Disqualified Stock shall not include Common Units.

“Equity Offering” means a public or private offering of Capital Stock (other than Disqualified Stock) of the Parent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Sun and its Subsidiaries that was in existence on the date of the Indenture, and that was assumed by the Parent and its Subsidiaries upon the closing of the Separation or the REIT Conversion Merger, until such amounts are repaid.

“Existing Notes” means the 9.125% Senior Subordinated Notes due 2015 of Sun Healthcare Group, Inc. outstanding on the Closing Date.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. For purposes of determining compliance with the provisions of the Indenture described under the caption “—Covenants,” any determination that the fair market value of assets other than cash or Temporary Cash Investments is equal to or greater than $20.0 million will be as determined in good faith by the Board of Directors of the Parent, whose determination shall be conclusive if evidenced by a Board Resolution, and otherwise by the principal financial officer of the Parent acting in good faith, each of whose determination will be conclusive.

“Four Quarter Period” means, for purposes of calculating the Interest Coverage Ratio with respect to any Transaction Date, the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the trustee pursuant to the “—Covenants—SEC Reports and Reports to Holders” covenant (or if no such reports have yet been required to be filed with the SEC, for which internal financial statements are available); provided, however, that with respect to calculating the Interest Coverage Ratio for any four quarter period ending on or prior to September 30, 2011, Consolidated EBITDA and Consolidated Interest Expense shall be computed as follows:

(1)	the four (4) quarter period ended September 30, 2010, Consolidated EBITDA shall be $65,100,000 and Consolidated Interest Expense shall be $28,875,000;

(2)	for the four (4) fiscal quarter period ending as of December 31, 2010, Consolidated EBITDA and Consolidated Interest Expense for the period from the REIT Conversion Merger Date to the end of such fiscal quarter shall be annualized;

(3)	for the four (4) quarter period ended March 31, 2011, Consolidated EBITDA and Consolidated Interest Expense for the quarter ended such date shall each be multiplied by 4;

(4)	for the four (4) quarter period ended June 30, 2011, Consolidated EBITDA and Consolidated Interest Expense for the two fiscal-quarter period then ended shall each be multiplied by 2; and

(5)	for the four (4) quarter period ended September 30, 2011, Consolidated EBITDA and Consolidated Interest Expense for the three fiscal-quarter period then ended shall each be multiplied by 1-1/3.

Notwithstanding the foregoing, in calculating Consolidated EBITDA for the periods described in clauses (2) through (5) above, to the extent the Parent incurs any non-recurring charges or expenses in such period that (i) are deducted in computing Adjusted Consolidated Net Income (but which are not added back in computing Consolidated EBITDA) and (ii) are not reasonably expected to recur prior to September 30, 2011, then for purposes of this definition only, Consolidated EBITDA for such period shall initially be calculated by adding back such charges or expenses to Adjusted Consolidated Net Income for such period (notwithstanding the definition of Consolidated EBITDA) and then shall be adjusted, after application of the applicable multiplication factor described in such clause (2) through (5), as applicable, by subtracting from the product so obtained the amount of such charge or expense. For purposes of clarity, the reason for the foregoing adjustment is to eliminate the duplication (as a result of annualization or multiplication) of any charge or expense that, because it is non-recurring, should not be annualized or multiplied. Any such adjustments shall be determined in good faith by a responsible financial or accounting officer of the Parent and set forth in an officers’ certificate.

“Funds From Operations” for any period means the consolidated net income of the Parent and its Restricted Subsidiaries for such period determined in conformity with GAAP after adjustments for unconsolidated partnerships and joint ventures, plus depreciation and amortization of real property (including furniture and equipment) and other real estate assets and excluding (to the extent such amount was deducted in calculating such consolidated net income):

(1)	gains or losses from (a) the restructuring or refinancing of Indebtedness or (b) sales of properties;

(2)	non-cash asset impairment charges;

(3)	non-cash charges related to redemptions of Preferred Stock of the Parent;

(4)	any non-cash compensation expense attributable to grants of stock options, restricted stock or similar rights to officers, directors and employees of the Parent and any of its Subsidiaries;

(5)	the amortization of financing fees and the write-off of financing costs; and

(6)	any other non-cash charges associated with the sale or settlement of any Interest Rate Agreement or other hedging or derivative instruments.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. Except as otherwise specifically provided in the Indenture, all ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis. For clarity purposes, in determining whether a lease is a Capitalized Lease or an operating lease and whether interest expense exists, such determination shall be made in accordance with GAAP as in effect on the date of the Indenture.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means the Parent, each Subsidiary Guarantor and, prior to the consummation of the Separation and REIT Conversion Merger, Sun.

“Guaranty” means a Guaranty by each Guarantor for payment of the notes by such Guarantor.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided, however, that neither the accrual of interest, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(4)	all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations and Attributable Debt;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8)	to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however, that:

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the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP;

•	Indebtedness shall not include any liability for foreign, federal, state, local or other taxes;

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Indebtedness shall not include any indemnification, earnouts, adjustment or holdback of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and

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Indebtedness shall not include contingent obligations under performance bonds, performance guarantees, surety bonds, appeal bonds or similar obligations incurred in the ordinary course of business and consistent with past practices.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of:

•	the aggregate amount of Consolidated EBITDA for the then applicable Four Quarter Period to

•	the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation,

(1)	pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period (“Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(2)	Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(3)	pro forma effect shall be given to Asset Dispositions, Asset Acquisitions and Permitted Mortgage Investments (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period or subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period and after giving effect to Pro Forma Cost Savings;

(4)

pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to (i) the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions, (ii) expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act and (iii) Pro Forma Cost Savings) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Parent or any of its Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted asset dispositions or asset acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period;

(5)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Transaction Date; and

(6)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period. Interest on Indebtedness that may optionally be determined at an interest rate based on a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if not, then based upon such operational rate chosen as the Parent may designate. Interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period except as set forth in clause (1) of this definition. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

provided, however, that to the extent that clause (3) or (4) of this paragraph requires that pro forma effect be given to an Asset Acquisition, Asset Disposition, Permitted Mortgage Investment, asset acquisition or asset disposition, as the case may be, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more properties, of the Person that is acquired or disposed of to the extent that such financial information is available or otherwise a reasonable estimate thereof is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of the Parent and its Restricted Subsidiaries and commission, travel and similar advances to employees, directors, officers, managers and consultants in each case made in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1)	the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2)	the fair market value of the Capital Stock (or any other Investment), held by the Parent or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary;

provided, however, that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant described above:

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“Investment” shall include the fair market value of the assets (net of liabilities (other than liabilities to the Parent or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

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the fair market value of the assets (net of liabilities (other than liabilities to the Parent or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

•	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

“Investment Grade Status” means, with respect to the Parent or the Issuers, when the notes have (1) a rating of both “Baa3” or higher from Moody’s and (2) a rating of “BBB-” or higher from S&P (or, if either such agency ceases to rate the notes for reasons outside the control of the Parent, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act selected by the Parent as a replacement agency), in each case published by the applicable agency.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“New Sun” means SHG Services, Inc., renamed Sun Healthcare Group, Inc. in connection with the Separation.

“Net Cash Proceeds” means:

(1)	with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Temporary Cash Investments, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Temporary Cash Investments (except to the extent such obligations are financed or sold with recourse to the Parent or any of its Restricted Subsidiaries) and proceeds from the conversion or sale of other property received when converted to or sold for cash or cash equivalents, net of:

•	brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

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provisions for all taxes actually paid or payable as a result of such Asset Sale by the Parent and its Restricted Subsidiaries, taken as a whole, after taking into account any available tax credits or deductions and any tax sharing arrangements;

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payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale; and

•

so long as after giving pro forma effect to any such distribution (i) the aggregate principal amount of all outstanding Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets; and (ii) no Default or Event of

Default shall have occurred and be continuing, the amount required to be distributed to the holders of Parent’s Capital Stock as a result of such Asset Sale in order for Parent to maintain its status as a REIT and any related pro rata distributions to holders of the Operating Partnership’s Capital Stock;

•

amounts reserved by the Parent and its Restricted Subsidiaries against any liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP.

(2)	with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Temporary Cash Investments (except to the extent such obligations are financed or sold with recourse to the Parent or any of its Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or Temporary Cash Investments, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

“Offer to Purchase” means an offer to purchase notes by the Issuers from the holders commenced by sending a notice to the trustee and each holder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC stating:

(1)	the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2)	the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3)	that any note not tendered will continue to accrue interest pursuant to its terms;

(4)	that, unless the Issuers default in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)	that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice or otherwise in accordance with DTC’s applicable procedures prior to the close of business on the Business Day immediately preceding the Payment Date;

(6)	that holders will be entitled to withdraw their election by using the ATOP System in accordance with DTC’s applicable procedures or if the Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter or instruction to DTC, as applicable, setting forth the name of such holder, the principal amount of notes delivered for purchase and, if applicable, a statement that such holder is withdrawing his election to have such notes purchased; and

(7)	that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided, however, that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, the Issuers shall:

•	accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

•	deposit with the Paying Agent no later than 12:00 p.m. New York City time money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

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shall promptly thereafter deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by the Issuers.

The Paying Agent shall promptly wire to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of any note surrendered (and in the case of notes held in book entry form, the trustee shall hold such global notes as custodian for DTC); provided, however, that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Issuers will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Issuers will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Issuers are required to repurchase notes pursuant to an Offer to Purchase.

“Pari Passu Indebtedness” means any Indebtedness of the Issuers or any Guarantor that ranks pari passu in right of payment with the notes or the Guaranty thereof by such Guarantor, as applicable.

“Permitted Business” means any business activity (including Permitted Mortgage Investments) in which the Parent and its Restricted Subsidiaries are engaged or propose to be engaged in (as described in the offering memorandum relating to the Old Notes) on the Closing Date, any business activity related to properties customarily constituting assets of a healthcare REIT, or any business reasonably related, ancillary or complementary thereto, or reasonable expansions or extensions thereof.

“Permitted Investment” means:

(1)	(a) an Investment in the Parent or any of its Restricted Subsidiaries or (b) a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Parent or any of its Restricted Subsidiaries and, in each case, any Investment held by such Person, provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(2)	investments in cash and Temporary Cash Investments;

(3)	Investments made by the Parent or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant or from any other disposition or transfer of assets not constituting an Asset Sale;

(4)	Investments represented by Guarantees that are otherwise permitted under the Indenture;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(6)	Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business;

(7)	any Investment acquired solely in exchange for Capital Stock (other than Disqualified Stock) of the Parent or the Operating Partnership, which the Parent or the Operating Partnership did not receive in exchange for a cash payment, Indebtedness or Disqualified Stock, but excluding any new cash Investments made thereafter;

(8)	any Investment that existed on the Closing Date or that was made in connection with the closing of the Separation and REIT Conversion Merger;

(9)	Investments in Unrestricted Subsidiaries and joint ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause and all Indebtedness then outstanding pursuant to clause 4(O) of the covenant described under “—Covenants—Limitation on Indebtedness,” not to exceed the greater of $15 million and 2.0% of Adjusted Total Assets (net of, with respect to the Investment in any particular Person, the cash return thereon received after the Closing Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Adjusted Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Closing Date in reliance on this clause);

(10)	obligations under Currency Agreements and Interest Rate Agreements otherwise permitted under the Indenture;

(11)	Permitted Mortgage Investments;

(12)	any transaction which constitutes an Investment to the extent permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Covenants—Limitation on Transactions with Affiliates” (except transactions described under clauses (1), (5), (9) and (10) of such paragraph);

(13)	any Investment consisting of prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(14)	pledges or deposits by a Person under workers compensation laws, unemployment insurance laws or similar legislation, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(15)	any Investment acquired by the Parent or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Parent or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(16)	any Investment consisting of a loan or advance to officers, directors or employees of the Parent or any of its Restricted Subsidiaries (a) in connection with the purchase by such Persons of Capital Stock of the Parent or (b) made in the ordinary course of business not to exceed $2.5 million at any one time outstanding;

(17)	any Investment made in connection with the funding of contributions under any non-qualified employee retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expenses recognized by the Parent and any of its Restricted Subsidiaries in connection with such plans; and

(18)	additional Investments not to exceed the greater of $20 million and 2.5% of Adjusted Total Assets at any time outstanding.

“Permitted Mortgage Investment” means any Investment in secured notes, mortgage, deeds of trust, collateralized mortgage obligations, commercial mortgage-backed securities, other secured debt securities, secured debt derivative or other secured debt instruments, so long as such investment relates directly or indirectly to real property that constitutes or is used as a skilled nursing home center, hospital, assisted living facility, medical office or other property customarily constituting an asset of a real estate investment trust specializing in healthcare or senior housing property.

“Permitted Refinancing Indebtedness” means:

(A)	any Indebtedness of the Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has:

(a)	a final maturity date later than (x) the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (y) the date that is 91 days after the maturity of the notes, and

(b)	an Average Life equal to or greater than the Average Life of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or 91 days more than the Average Life of the notes;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the Guaranty, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Guaranty, such Permitted Refinancing Indebtedness is pari passu in right of payment with, or subordinated in right of payment to, the notes or such Guaranty; and

(5)	such Indebtedness is incurred either (a) by the Parent, an Issuer or any Subsidiary Guarantor or (b) by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person’s preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including all series and classes of such preferred or preference stock.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in costs (including such reductions resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation policies, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes) that occurred during such period that are (1) directly attributable to an asset acquisition or (2) implemented and that are supportable and quantifiable by the underlying records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during such period in order to achieve such reduction in costs, all such costs to be determined in good faith by the chief financial officer of the Parent.

“Real Estate Assets” of a Person means, as of any date, the real estate assets of such Person and its Restricted Subsidiaries on such date, on a consolidated basis determined in accordance with GAAP.

“Real Estate Revenues” means, with respect to any Real Estate Asset of Parent and its Restricted Subsidiaries owned as of the closing of the Separation and the REIT Conversion Merger, the pro forma rental revenues generated by such Real Estate Asset during the four-quarter period ending June 30, 2010 assuming such Real Estate Asset had been held by Parent during such period, all as set forth on a schedule attached to the Indenture prepared substantially consistent with the pro forma income statement included in the offering memorandum relating to the Old Notes.

“REIT Conversion Effective Date” means the date on which the Parent’s election to be treated as a real estate investment trust for U.S. federal income tax purposes becomes effective.

“REIT Conversion Merger” means the merger of Sun with and into the Parent, with the Parent surviving the merger and holders of Sun common stock receiving shares of Parent common stock in exchange for shares of Sun common stock.

“REIT Conversion Merger Date” means November 15, 2010, the date on which Sun merged with and into Parent following the Separation.

“Replacement Assets” means (1) tangible non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Subsidiary” means, with respect to a Person, any Subsidiary of such Person other than an Unrestricted Subsidiary. For the avoidance of doubt, the Issuers are considered Restricted Subsidiaries of the Parent for purposes of the Indenture.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Parent or any Restricted Subsidiary of any property, whether owned by the Parent or any such Restricted Subsidiary at the Closing Date or later acquired, which has been or is to be sold or transferred by the Parent or any such Restricted Subsidiary to such Person or any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Secured Indebtedness” means any Indebtedness secured by a Lien upon the property of the Parent or any of its Restricted Subsidiaries.

“Separation” means the distribution on November 15, 2010 by Old Sun to the holders of Old Sun common stock on a pro rata basis all of the outstanding shares of common stock of New Sun, together with an additional cash distribution.

“Separation Expenses” means any costs, fees or expenses incurred or paid by the Parent or any of its Restricted Subsidiaries in connection with the Separation or the REIT Conversion Merger.

“Significant Subsidiary,” with respect to any Person, means any restricted subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“S&P” means Standard & Poor’s Ratings Services and its successors.

“Stated Maturity” means:

(1)	with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(2)	with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable,

provided, that Stated Maturity shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

“Subsidiary Guarantors” means (i) each Restricted Subsidiary of the Issuers on the Closing Date and (ii) each other Person that is required to become a Guarantor by the terms of the Indenture after the Closing Date, in each case, until such Person is released from its Subsidiary Guaranty.

“Temporary Cash Investment” means any of the following:

(1)	United States dollars;

(2)	direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(3)	time deposits accounts, term deposit accounts, time deposits, bankers’ acceptances, certificates of deposit, Eurodollar time deposits and money market deposits maturing within twelve months or less of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with a bank meeting the qualifications described in clause (3) above;

(5)	commercial paper, maturing not more than six months after the date of acquisition, issued by a corporation (other than an Affiliate of the Parent) organized and in existence under the laws of the United States of America, any state of the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P;

(6)	securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; and

(7)	any fund investing substantially all of its assets in investments that constitute Temporary Cash Investments of the kinds described in clauses (1) through (6) of this definition.

“Total Assets” means, for any Person as of any date, the sum of (i) in the case of any Real Estate Assets that were owned as of the closing of the Separation and REIT Conversion Merger, the Real Estate Revenues specified for such Real Estate Assets on a schedule attached to the Indenture, divided by 0.0975, plus (ii) the cost (original cost plus capital improvements before depreciation and amortization) of all Real Estate Assets acquired after the closing of the Separation and REIT Conversion Merger that are then owned by such Person or any of its Restricted Subsidiaries and (iii) the book value of all assets (excluding Real Estate Assets and intangibles) of such Person and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP.

“Total Unencumbered Assets” means, for any Person as of any date, the Total Assets of such Person and its Restricted Subsidiaries as of such date, that do not secure any portion of Secured Indebtedness, on a consolidated basis determined in accordance with GAAP.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by the Parent or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means

(1)	any Subsidiary of the Issuers that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Parent in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

Except during a Suspension Period, the Board of Directors of the Parent may designate any Subsidiary (including any newly acquired or newly formed Subsidiary of the Issuers) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Parent or any of its Restricted Subsidiaries; provided, however, that:

•

any Guarantee by the Parent or any of its Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Parent or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

•

either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant described above; and

•

if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants described above.

The Board of Directors of the Parent may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that:

•	no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

•

all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such designation by the Board of Directors of the Parent shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Unsecured Indebtedness” means any Indebtedness of the Parent or any of its Restricted Subsidiaries that is not Secured Indebtedness.

“U.S. Government Obligations” means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the U.S. federal income tax consequences of the exchange of the Old Notes for the Exchange Notes. This summary is limited to beneficial owners of Old Notes that hold the Old Notes, and will hold the Exchange Notes, as capital assets.

This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of Old Notes for Exchange Notes or that a court will not agree with any such position.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to a beneficial owner of the Old Notes in light of such beneficial owner’s particular investment or other circumstances and does not discuss considerations relevant to persons subject to special provisions of U.S. federal income tax law (such as tax-exempt entities, retirement plans, individual retirement accounts, tax-deferred accounts, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, U.S. expatriates, financial institutions, insurance companies, dealers or traders in securities or currencies, and persons that hold the Old Notes or will hold the Exchange Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security).

The exchange of Old Notes for Exchange Notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, for such purposes, you will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the Exchange Notes as you had in the outstanding notes immediately before the exchange.

Before you exchange Old Notes for Exchange Notes in the exchange offer, you should consult your own tax advisors concerning the particular U.S. federal, state and local and non-U.S. tax consequences of exchanging your Old Notes for Exchange Notes.

PLAN OF DISTRIBUTION

If you are a broker-dealer that receives Exchange Notes for your own account pursuant to the exchange offer, you must acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. To the extent any broker-dealer participates in the exchange offer and so notifies us, we have agreed, for 180 days after the exchange offer is consummated, to make this prospectus, as amended or supplemented, available to that broker-dealer for use in connection with resales, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal.

•	We will not receive any proceeds from any sale of Exchange Notes by broker-dealers.

•

Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices.

•

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers or any such Exchange Notes.

•

Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

•

The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (other than commissions and concessions of any broker-dealer), subject to certain prescribed limitations, and will provide indemnification against certain liabilities, including certain liabilities that may arise under the Securities Act, to broker-dealers that make a market in the Old Notes and exchange Old Notes in the exchange offer for Exchange Notes.

By its acceptance of the exchange offer, any broker-dealer that receives Exchange Notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of Exchange Notes. It also agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements therein not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of this prospectus until we have notified such broker-dealer that delivery of this prospectus may resume and has furnished copies of any amendment or supplement to this prospectus to such broker-dealer.

LEGAL MATTERS

Certain legal matters in connection with the validity of the Exchange Notes and the related guarantees will be passed upon by O’Melveny & Myers LLP. Certain legal matters relating to Massachusetts law will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, certain legal matters relating to Maryland law will be passed upon by Venable LLP, and certain legal matters relating to Texas law will be passed upon by Andrews Kurth LLP.

EXPERTS

The financial statements of Sabra Health Care REIT, Inc. as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and for the period from November 15, 2010 to December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

The Issuers and the guarantors (other than Sabra Health Care REIT, Inc.) are not currently subject to the periodic reporting and other informational requirements of the Exchange Act. Sabra Health Care REIT, Inc., a guarantor and the parent company of the Issuers, is currently subject to the periodic reporting and other informational requirements of the Exchange Act, and Sabra Health Care REIT, Inc. files annual, quarterly and current reports and other information with the SEC. Following the offering of the Exchange Notes, Sabra Health Care REIT, Inc. will continue to file periodic reports and other information with the SEC. The registration statement of which this prospectus forms a part, such reports and other information will be available on the SEC’s Web site at www.sec.gov. You also may read and copy any documents filed at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. The SEC filings of Sabra Health Care REIT, Inc. are also available free of charge at its Internet website (http://www.sabrahealth.com). The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not a part of this prospectus and is not incorporated in this prospectus by reference. Information may also be obtained from us at Sabra Health Care REIT, Inc., 18500 Von Karman, Suite 550, Irvine, California 92612, Attention: Investor Relations, telephone (888) 393-8248.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the Exchange Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Sabra Health Care REIT, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sabra Health Care REIT, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and for the period from November 15, 2010 to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Irvine, California

March 1, 2012

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2011	2010
Assets
Real estate investments, net of accumulated depreciation of $108,916 and $88,701 as of December 31, 2011 and 2010, respectively	$658,377	$482,297
Cash and cash equivalents	42,250	74,233
Restricted cash	6,093	4,716
Deferred tax assets	25,540	26,300
Prepaid expenses, deferred financing costs and other assets	17,390	12,013

Total assets	$749,650	$599,559

Liabilities and stockholders’ equity
Mortgage notes payable	$158,398	$161,440
Senior unsecured notes payable	225,000	225,000
Accounts payable and accrued liabilities	14,139	9,286
Tax liability	25,540	26,300

Total liabilities	423,077	422,026

Commitments and contingencies (Note 15)
Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2011 and 2010	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 36,891,712 and 25,061,072 shares issued and outstanding as of December 31, 2011 and 2010, respectively	369	251
Additional paid-in capital	344,995	177,275
Cumulative distributions in excess of net income	(18,791)	7

Total stockholders’ equity	326,573	177,533

Total liabilities and stockholders’ equity	$749,650	$599,559

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
Revenues:
Rental income	$80,678	$8,781
Interest income	3,547	14

Total revenues	84,225	8,795

Expenses:
Depreciation and amortization	26,591	3,134
Interest	30,319	3,859
General and administrative	14,473	1,553

Total expenses	71,383	8,546

Income before income taxes	12,842	249
Income tax expense	—	242

Net income	$12,842	$7

Net income per common share, basic	$0.43	$—

Net income per common share, diluted	$0.43	$—

Weighted-average number of common shares outstanding, basic	30,109,417	25,110,936

Weighted-average number of common shares outstanding, diluted	30,171,225	25,186,988

Dividends per common share	$0.96	$—

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions in Excess of Net Income	Total Stockholders’ Equity
	Shares	Amounts
Separation and REIT Conversion
Merger, November 15, 2010	25,061,072	$251	$176,940	$—	$177,191
Net income	—	—	—	7	7
Amortization of stock based compensation	—	—	335	—	335

Balance, December 31, 2010	25,061,072	251	177,275	7	177,533
Net income	—	—	—	12,842	12,842
Amortization of stock based compensation	—	—	4,600	—	4,600
Stock issuance	11,830,640	118	163,120	—	163,238
Common dividends ($0.96 per share)	—	—	—	(31,640)	(31,640)

Balance, December 31, 2011	36,891,712	$369	$344,995	$(18,791)	$326,573

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
Cash flows from operating activities:
Net income	$12,842	$7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,591	3,134
Amortization of deferred financing costs	1,998	230
Stock-based compensation expense	4,600	335
Amortization of premium on notes payable	(15)	(2)
Deferred taxes	—	242
Straight-line rental income adjustments	(2,092)	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,035)	(609)
Accounts payable and accrued liabilities	5,695	3,276
Restricted cash	(3,879)	(21)

Net cash provided by operating activities	44,705	6,592

Cash flows from investing activities:
Cash received in the Separation	—	67,134
Acquisitions of real estate	(204,500)	—
Acquisition of note receivable	(5,348)	—
Additions to corporate furniture, fixtures and equipment	(86)	(16)
Repayment of note receivable	5,348	—

Net cash (used in) provided by investing activities	(204,586)	67,118

Cash flows from financing activities:
Proceeds from mortgage notes payable	—	10,000
Payment of Separation-related obligations	—	(9,081)
Principal payments on mortgage notes payable	(3,027)	(235)
Payments of deferred financing costs	(677)	(161)
Issuance of common stock	163,242	—
Dividends paid	(31,640)	—

Net cash provided by financing activities	127,898	523

Net (decrease) increase in cash and cash equivalents	(31,983)	74,233
Cash and cash equivalents, beginning of period	74,233	—

Cash and cash equivalents, end of period	$42,250	$74,233

Supplemental disclosure of cash flow information:
Interest paid	$28,557	$760

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS

Overview

Sabra Health Care REIT, Inc. (“Sabra” or the “Company”) was incorporated on May 10, 2010 as a wholly owned subsidiary of Sun Healthcare Group, Inc. (“Old Sun”) and commenced operations upon completion of the Separation and REIT Conversion Merger (discussed below) on November 15, 2010 (the “Separation Date”). Sabra is organized to qualify as a real estate investment trust (“REIT”) and will elect to be treated as a REIT for U.S. federal income tax purposes upon the filing of its U.S. federal income tax return for the taxable year beginning January 1, 2011. Sabra’s primary business consists of acquiring, financing and owning real estate property to be leased to third party tenants in the healthcare sector. Sabra owns substantially all of its assets and properties and conducts its operations through Sabra Health Care Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), of which Sabra is the sole general partner, or by subsidiaries of the Operating Partnership. As of December 31, 2011, Sabra’s investment portfolio included 97 properties (consisting of (i) 76 skilled nursing facilities, (ii) ten combined skilled nursing, assisted living and independent living facilities, (iii) six assisted living facilities, (iv) two mental health facilities, (v) one independent living facility, (vi) one continuing care retirement community, and (vii) one acute care hospital).

Separation and REIT Conversion Merger

On May 24, 2010, Old Sun announced its intention to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies, Sabra and SHG Services Inc. (which has been renamed “Sun Healthcare Group, Inc.” or “Sun”). In order to effect the restructuring, Old Sun distributed to its stockholders on a pro rata basis all of the outstanding shares of common stock of Sun (this distribution is referred to as the “Separation”), together with an additional cash distribution. Immediately following the Separation, Old Sun merged with and into Sabra, with Sabra surviving the merger and Old Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Old Sun common stock (this merger is referred to as the “REIT Conversion Merger”). Effective November 15, 2010, the Separation and REIT Conversion Merger were completed and Sabra and Sun began operations as separate companies.

Following the Separation, Sun, through its subsidiaries, continued the business and operations of Old Sun and its subsidiaries. Sabra did not operate prior to the Separation. Immediately following the Separation, subsidiaries of Sabra owned substantially all of Old Sun’s owned real property. The owned real property held by subsidiaries of Sabra following the Separation includes fixtures and certain personal property associated with the real property. The historical consolidated financial statements of Old Sun became the historical consolidated financial statements of Sun at the time of the Separation. At the time of the Separation, the balance sheet of Sabra included the owned real property and mortgage indebtedness to third parties on the real property as well as indebtedness incurred by Sabra prior to completion of the Separation. The statements of income and cash flows of Sabra consist solely of its operations after the Separation. The Separation was accounted for as a reverse spinoff. Accordingly, Sabra’s assets and liabilities are recorded at the historical carrying values of Old Sun.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sabra and its wholly-owned subsidiaries as of and for the year ended December 31, 2011 and as of December 31, 2010 and for the period from the Separation Date through December 31, 2010. All material intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes rental revenue from tenants, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term.

Real Estate Investments

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Depreciation of real estate assets and amortization of lease intangibles are included in depreciation and amortization in the accompanying consolidated statements of operations. The Company anticipates the estimated useful lives of its assets by class to be generally as follows: land improvements, 3 to 40 years; buildings and building improvements, 3 to 40 years; and furniture and equipment, 1 to 20 years.

Impairment of Real Estate Investments

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate investments may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of its real estate investments through its undiscounted future cash flows and the eventual disposition of the investment. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its real estate investments, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its real estate investments. The Company did not record any impairment loss on its real estate investments during the period from the Separation Date through December 31, 2011.

Real Estate Acquisition Valuation

The Company accounts for the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. The acquisition value of land, building and improvements are included in real estate investments, net on the accompanying consolidated balance sheets. The acquisition value of tenant relationship and origination and absorption intangible assets are included in prepaid expenses, deferred financing costs and other assets in the accompanying consolidated balance sheets. Acquisition pursuit costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the year ended December 31, 2011, the Company completed eleven business combinations and expensed $3.2 million of acquisition pursuit costs, which is included in general and administrative expense on the accompanying consolidated statements of income.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

Investment in Hillside Terrace Mortgage Note

Generally, interest contractually due under a loan is recognized on an accrual basis and any acquisition premiums or discounts are amortized over the term of the loan as an adjustment to interest income. However, when concerns exist as to the ultimate collection of principal or interest due under a loan, the loan is placed on nonaccrual status and the Company will not recognize interest income until the cash is received, or the loan returns to accrual status. If we determine the collection of interest according to the contractual terms of the loan is probable, the Company will resume the accrual of interest and amortization of acquisitions premiums or discounts as an adjustment to interest income. On March 25, 2011, the Company purchased, at a discount, a defaulted mortgage note (“Hillside Terrace Mortgage Note”) secured by a combined assisted living, independent living and memory care facility located in Ann Arbor, Michigan, for $5.3 million. Initially, due to significant uncertainty as to the ability of the borrower under the Hillside Terrace Mortgage Note to pay amounts contractually due, the Company placed this loan on nonaccrual status. During the fourth quarter of 2011, the Company determined it was likely that the borrower would be able to complete a discounted repayment of the Hillside Terrace Mortgage Note for $8.3 million and therefore the $3.0 million excess of the repayment amount over its investment in the Hillside Terrace Mortgage Note was recorded as interest income in December 2011. In addition, the Company paid a $1.4 million fee to an unaffiliated third party for its assistance in acquiring and ultimately collecting on the Hillside Terrace Mortgage Note.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company’s cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company’s cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2011. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Bank of America, N.A. in which it deposits all funds.

Restricted Cash

Restricted cash primarily consists of amounts held by mortgage lenders to provide for future real estate tax expenditures, tenant improvements and capital expenditures. Pursuant to the terms of the Company’s leases with Sun, the Company has assigned its interests in certain of these restricted cash accounts to Sun and this amount is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet. As of December 31, 2011 and 2010, restricted cash totaled $6.1 million and $4.7 million, respectively, and restricted cash obligations totaled $5.4 million and $4.4 million, respectively.

Stock-Based Compensation

Stock-based compensation expense for stock-based awards granted to Sabra’s employees and its non-employee directors are recognized in the statements of income based on their estimated grant date fair value. Compensation expense for awards with graded vesting schedules is generally recognized ratably over the period from the grant date to the date when the award is no longer contingent on the employee providing additional services.

Deferred Financing Costs

Deferred financing costs representing fees paid to third parties to obtain financing are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financings that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2011 and 2010, the Company’s deferred financing costs were included in prepaid expenses, deferred financing costs and other assets on the accompanying consolidated balance sheets and totaled $9.4 million and $10.8 million, respectively, net of amortization.

Income Taxes

The Company is organized as a REIT and will elect to be treated as a REIT for U.S. federal income tax purposes upon the filing of its U.S. federal income tax return for the taxable year beginning January 1, 2011. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

For income tax purposes, the Company is the surviving taxpayer of the Separation. Accordingly, tax positions taken by Old Sun prior to the Separation will remain the Company’s obligations after the Separation. However, under an agreement with Sun relating to tax allocation matters (the “Tax Allocation Agreement”), Sun is responsible for and will indemnify the Company against, among other things, federal, state and local taxes related to periods prior to the Separation to the extent the deferred tax assets allocated to the Company as part of the Separation are not sufficient and/or cannot be utilized to satisfy these taxes. After the 2010 tax year, the Company and Sun have agreed, to the extent allowable by applicable law, to allocate all net operating loss attributes generated in prior years to Sun. In addition, Sun will generally have the right to control the conduct and disposition of any tax audits or other proceedings with regard to such periods, and will be entitled to any refund or credit for such periods.

The Company evaluates its tax positions using a two-step approach: step one (recognition) occurs when a company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination and step two (measurement) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit (determined on a cumulative probability basis) that is more likely than not to be realized upon ultimate settlement. The Company will recognize tax penalties relating to unrecognized tax benefits as additional tax expense.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions,

(ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Per Share Data

Basic earnings per common share is computed by dividing net income applicable to common shares by the weighted average number of shares of common stock and common equivalents outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities. See Note 12 “Earnings Per Common Share” to the Consolidated Financial Statements.

Industry Segments

The Company has one reportable segment consisting of investments in healthcare-related real estate properties.

Beds, Units and Other Measures

The number of beds, units and other measures used to describe the Company’s real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Updates

On May 12, 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). ASU No. 2011-04 updated accounting guidance does not require additional fair value measurements, but rather requires additional disclosures while providing further explanation for measuring fair value and converging with international accounting standards. The amendments are effective for public entities for interim and annual periods beginning after December 15, 2011, and will be applied prospectively. The adoption of ASU No. 2011-04 is not expected to have a significant impact on the Company’s financial statements.

3.	THE SEPARATION AND REIT CONVERSION MERGER

At the time of the Separation, the balance sheet of Sabra included 86 owned real property assets, allocated cash from Old Sun, mortgage indebtedness to third parties on 26 of the real property assets, as well as unsecured indebtedness incurred prior to and in connection with completion of the Separation. The statements of income, stockholders’ equity and cash flows of Sabra consist solely of its operations after the Separation. The Separation was accounted for as a reverse spinoff. Accordingly, the assets and liabilities of Sabra are recorded based on the historical carrying values of Old Sun. The historical consolidated financial statements of Old Sun became the historical consolidated financial statements of Sun at the time of the Separation. The following table summarizes the balance sheet of the Company immediately following the Separation and REIT Conversion Merger on November 15, 2010, the Separation Date (in thousands, except share and per share amounts):

Assets:
Real estate investments, net of accumulated depreciation of $85,567	$485,337
Cash and cash equivalents	67,134
Restricted cash	5,527
Deferred tax assets	26,542
Prepaid expenses, deferred financing costs and other assets	11,383

Total assets	$595,923

Liabilities:
Mortgage notes payable	$151,678
Senior unsecured notes payable	225,000
Accounts payable and accrued liabilities	15,754
Tax liability	26,300

Total liabilities	$418,732

Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of November 15, 2010	—
Common stock, $.01 par value; 125,000,000 shares authorized, 25,061,072 shares issued and outstanding as of November 15, 2010	251
Additional paid-in capital	176,940

Total stockholders’ equity	177,191

Total liabilities and stockholders’ equity	$595,923

4.	ACQUISITIONS OF REAL ESTATE

During the year ended December 31, 2011, the Company acquired the following properties (in thousands):

							Intangibles
Property	Type	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Tenant Relationship	Total Purchase Price
Texas Regional Medical Center at Sunnyvale	Acute Care Hospital	Sunnyvale	TX	May 3, 2011	$4,020	$57,620	$970	$90	$62,700
Oak Brook Health Care Center	Skilled Nursing Facility	Whitehouse	TX	June 30, 2011	1,433	9,643	183	41	11,300
Broadmeadow Healthcare	Skilled Nursing Facility	Middletown	DE	August 1, 2011	1,650	21,730	350	70	23,800
Capitol Healthcare	Skilled Nursing Facility	Dover	DE	August 1, 2011	4,940	15,500	300	60	20,800
Pike Creek Healthcare	Skilled Nursing Facility	Wilmington	DE	August 1, 2011	2,460	25,240	410	90	28,200
Renaissance Healthcare	Skilled Nursing Facility	Millsboro	DE	August 1, 2011	1,640	22,620	360	80	24,700
Honey Hill Care Center	Skilled Nursing Facility	Norwalk	CT	September 30, 2011	1,722	6,125	122	31	8,000
Manokin Manor Nursing & Rehabilitation Center	Skilled Nursing Facility	Princess Anne	MD	September 30, 2011	1,953	7,811	195	41	10,000	(1)
Wesley Woods Alzheimer’s Care Center	Skilled Nursing Facility	Abilene	TX	November 1, 2011	883	7,642	144	31	8,700	(1)
Windcrest Alzheimer’s Care Center	Skilled Nursing Facility	Waco	TX	November 1, 2011	800	4,589	91	20	5,500
Creekside Senior Living	Assisted Living Facility	Green Bay	WI	November 22, 2011	257	2,292	41	10	2,600

					$21,758	$180,812	$3,166	$564	$206,300

(1)	Includes $1.8 of deferred purchase price included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

The tenant origination and absorption costs intangibles and tenant relationship intangibles acquired in connection with these acquisitions have weighted-average amortization periods with ranges of 10 to 25 years and 20 to 35 years, respectively.

For the year ended December 31, 2011, the Company recognized $10.3 million of total revenues from these properties.

5.	REAL ESTATE INVESTMENTS

The Company’s investments in real estate consisted of the following (dollars in thousands):

As of December 31, 2011

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost	Accumulated Depreciation	Total Real Estate Investments, Net
Skilled Nursing	76	8,646	$582,609	$(83,235)	$499,374
Multi-License Designation	10	1,389	80,350	(16,850)	63,500
Assisted Living	6	426	26,223	(4,540)	21,683
Mental Health	2	82	971	(429)	542
Independent Living	1	49	8,008	(1,104)	6,904
Continuing Care Retirement Community	1	215	7,253	(1,552)	5,701
Acute Care Hospital	1	70	61,640	(1,154)	60,486

	97	10,877	767,054	(108,864)	658,190

Corporate Level			239	(52)	187

			$767,293	$(108,916)	$658,377

As of December 31, 2010

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost	Accumulated Depreciation	Total Real Estate Investments, Net
Skilled Nursing	67	7,501	$448,974	$(67,457)	$381,517
Multi-License Designation	10	1,389	81,245	(14,597)	66,648
Assisted Living	5	367	24,094	(4,053)	20,041
Mental Health	2	82	998	(370)	628
Independent Living	1	49	8,022	(875)	7,147
Continuing Care Retirement Community	1	215	7,435	(1,349)	6,086

	86	9,603	570,768	(88,701)	482,067

Corporate Level			230	—	230

			$570,998	$(88,701)	$482,297

	December 31, 2011	December 31, 2010
Building and improvements	$626,877	$460,097
Furniture and equipment	44,045	36,225
Land improvements	4,640	4,703
Land	91,731	69,973

	767,293	570,998
Accumulated depreciation	(108,916)	(88,701)

	$658,377	$482,297

Operating Leases

All of the Company’s real estate properties are leased under triple-net operating leases with expirations ranging from 9 to 23 years. As of December 31, 2011, the leases have a weighted-average remaining term of 12 years. The leases include provisions to extend the lease terms and other negotiated terms and conditions. The Company, through its subsidiaries, retains substantially all of the risks and benefits of ownership of the real estate assets leased to the tenants. In addition, the Company may receive additional security under these operating leases in the form of security deposits from the lessee or guarantees from the parent of the lessee.

Security deposits received in cash related to tenant leases are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets and totaled $0.7 million as December 31, 2011. There were no security deposits held as of December 31, 2010.

As of December 31, 2011, 86 of the Company’s 97 real estate properties were leased to subsidiaries of Sun. For further discussion of the Company’s tenant and revenue concentration, see “Note 15. Commitments and Contingencies—Concentration of Credit Risk.”

As of December 31, 2011, the future minimum rental income from the Company’s properties under non-cancelable operating leases is as follows (in thousands):

2012	$94,632
2013	94,632
2014	94,632
2015	94,632
2016	94,632
Thereafter	643,085

$1,116,245

6.	TENANT ORIGINATION AND ABSORPTION COSTS AND TENANT RELATIONSHIP

As of December 31, 2011, the Company’s tenant origination and absorption costs and tenant relationship assets are as follows (in thousands):

	Tenant Origination and Absorption Costs	Tenant Relationship
Cost	$3,166	$564
Accumulated amortization	(75)	(7)

Net amount	$3,091	$557

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs and tenant relationship assets for the year ended December 31, 2011 are as follows (in thousands):

	Year Ended December 31, 2011
	Tenant Origination and Absorption Costs	Tenant Relationship
Amortization	$(75)	$(7)

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2011 will be amortized for the years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Tenant Relationship
2012	$187	$20
2013	187	20
2014	187	20
2015	187	20
2016	187	20
Thereafter	2,156	457

	$3,091	$557

Weighted-Average Remaining Amortization Period	18.0 years	29.2 years

7.	DEBT

Mortgage Indebtedness. The Company’s mortgage notes payable consist of the following (dollars in thousands):

Interest Rate Type	Principal Outstanding as of December 31, 2011 (2)	Principal Outstanding as of December 31, 2010 (2)	Weighted Average Interest Rate at December 31, 2011	Maturity Date
Fixed Rate	$98,739	$100,610	6.29%	August 2015 - June 2047
Variable Rate (1)	59,159	60,315	5.50%	August 2015

	$157,898	$160,925

(1)	Contractual interest rates under variable rate mortgages are equal to the 90-day LIBOR plus 4.5% (subject to a 1.0% LIBOR floor).
(2)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of December 31, 2011 and 2010.

8.125% Senior Notes due 2018. On October 27, 2010, the Operating Partnership and Sabra Capital Corporation, wholly owned subsidiaries of the Company (the “Issuers”), issued $225.0 million aggregate principal amount of senior, unsecured notes (the “Senior Notes”) in a private placement. The Senior Notes were sold at par, resulting in gross proceeds of $225.0 million and net proceeds of approximately $219.9 million after deducting commissions and expenses. On December 6, 2010, substantially all of the net proceeds were used by Sun to redeem the $200.0 million in aggregate principal amount outstanding of Old Sun’s 9.125% senior subordinated notes due 2015, including accrued and unpaid interest and the applicable redemption premium. In March 2011, the Issuers completed an exchange offer to exchange the Senior Notes for substantially identical 8.125% senior unsecured notes registered under the Securities Act of 1933, as amended (also referred to herein as the “Senior Notes”).

The obligations under the Senior Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and certain of Sabra’s other existing and, subject to certain exceptions, future subsidiaries; provided, however, that such guarantees are subject to release under certain customary circumstances. See “Note 13. Summarized Condensed Consolidating Information” for additional information concerning the circumstances pursuant to which the guarantors will be automatically and unconditionally released from their obligations under the guarantees.

The Senior Notes are redeemable at the option of the Issuers, in whole or in part, at any time, and from time to time, on or after November 1, 2014, at the redemption prices set forth in the indenture governing the Senior Notes (the “Indenture”), plus accrued and unpaid interest to the applicable redemption date. In addition, prior to November 1, 2014, the Issuers may redeem all or a portion of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest to the applicable redemption date. At any time, or from time to time, on or prior to November 1, 2013, the Issuers may redeem up to 35% of the principal amount of the Senior Notes, using the proceeds of specific kinds of equity offerings, at a redemption price of 108.125% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Assuming the Senior Notes are not redeemed, the Senior Notes mature on November 1, 2018.

The Indenture governing the Senior Notes contains restrictive covenants that, among other things, restrict the ability of Sabra, the Issuers and their restricted subsidiaries to: (i) incur or guarantee additional indebtedness; (ii) incur or guarantee secured indebtedness; (iii) pay dividends or distributions on, or redeem or repurchase, their capital stock; (iv) make certain investments or other restricted payments; (v) sell assets; (vi) create liens on their assets; (vii) enter into transactions with affiliates; (viii) merge or consolidate or sell all or substantially all of their assets; and (ix) create restrictions on the ability of Sabra and its restricted subsidiaries to pay dividends or other amounts to Sabra. The Indenture governing the Senior Notes also provides for customary events of default, including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal of, the Senior Notes, the failure to comply with certain covenants and agreements specified in the Indenture for a period of time after notice has been provided, the acceleration of other indebtedness resulting from the failure to pay principal on such other indebtedness prior to its maturity, and certain events of insolvency. If any event of default occurs, the principal of, premium, if any, and accrued interest on all the then outstanding Senior Notes may become due and payable immediately. As of December 31, 2011, the Company was in compliance with all applicable financial covenants under the Senior Notes.

Secured Revolving Credit Facility. On November 3, 2010, the Operating Partnership and certain subsidiaries of the Operating Partnership (together with the Operating Partnership, the “Borrowers”) entered into a secured revolving credit facility with certain lenders as set forth in the related credit agreement and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (each as defined in such credit agreement). The secured revolving credit facility is secured by, among other things, a first priority lien against certain of the properties owned by certain of the Company’s subsidiaries. The obligations of the Borrowers under the secured revolving credit facility are guaranteed by the Company and certain of its subsidiaries. This credit facility provided for up to a $100.0 million secured revolving credit facility. As of December 31, 2011, there were no amounts outstanding on the Company’s secured revolving credit facility and as of December 31, 2011, the Company was in compliance with all applicable financial covenants under the secured revolving credit facility. During the year ended December 31, 2011, the Company incurred $0.5 million of unused facility fees.

On February 10, 2012, the Borrowers amended the secured revolving credit facility (the “Amended Secured Revolving Credit Facility”) to increase the borrowing capacity from $100.0 million to $200.0 million (up to $20.0 million of which may be utilized for letters of credit) and to include an accordion feature that allows the Borrowers to increase borrowing availability under the Amended Secured Revolving Credit Facility by up to an additional $150.0 million, subject to certain terms and conditions. Borrowing availability under the Amended Secured Revolving Credit Facility is subject to a borrowing base calculation based on, among other factors, the lesser of (i) the mortgageability cash flow (as such term is defined in the credit agreement) or (ii) the appraised value, in each case of the properties securing the Amended Secured Revolving Credit Facility. The entire $200.0 million was available for borrowing under the Amended Secured Revolving Credit Facility as of the amendment date. Borrowing availability under the Amended Secured Revolving Credit Facility terminates, and all borrowings mature, on February 10, 2015, subject to a one-year extension option.

Borrowings under the Amended Secured Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable percentage plus, at the Borrowers’ option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0% (the “Base Rate”). The applicable percentage for borrowings will vary based on the Consolidated Leverage Ratio, as defined in the amended credit agreement, and will range from 2.00% to 3.00% per annum for borrowings at the Base Rate and 3.00% to 4.00% per annum for LIBOR based borrowings. In addition, the Borrowers are required to pay a facility fee to the lenders equal to between 0.35% and 0.50% per annum based on the amount of unused borrowings under the Amended Secured Revolving Credit Facility.

The Amended Secured Revolving Credit Facility contains customary covenants that include restrictions on the ability to make acquisitions and other investments, pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Amended Secured Revolving Credit Facility also requires the Company, through the Borrowers, to comply with specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement.

During the year ended December 31, 2011 and for the period from Separation Date through December 31, 2010, the Company incurred interest expense of $30.3 million and $3.9 million, respectively. Included in interest expense for the year ended December 31, 2011 and for the period from Separation Date through December 31,

2010, was $2.0 million and $0.2 million, respectively, of deferred financing costs amortization. As of December 31, 2011 and 2010, the Company had $4.0 million and $4.2 million, respectively, of accrued interest included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

The following is a schedule of maturities for the Company’s outstanding debt as of December 31, 2011 (in thousands):

	Mortgage Indebtedness (1)	Senior Notes	Secured Revolving Credit Facility	Total
2012	$3,204	$—	$—	$3,204
2013	3,428	—	—	3,428
2014	3,649	—	—	3,649
2015	86,048	—	—	86,048
2016	1,689	—	—	1,689
Thereafter	59,880	225,000	—	284,880

	$157,898	$225,000	$—	$382,898

(1)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of December 31, 2011.

8.	FAIR VALUE DISCLOSURES

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments.

Financial instruments for which actively quoted prices or pricing parameters are available and whose markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments whose markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for other financial instruments are derived as follows:

Senior Notes: The fair values of the Senior Notes were determined using third-party market quotes derived from orderly trades.

Mortgage indebtedness: The fair values of the Company’s notes payable were estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements.

The following are the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2011 and December 31, 2010 whose carrying amounts do not approximate their fair value:

	December 31, 2011			December 31, 2010
	Face Value (1)	Carrying Amount (2)	Fair Value	Face Value (1)	Carrying Amount (2)	Fair Value
Financial liabilities:
Senior Notes	225,000	225,000	227,813	225,000	225,000	232,313
Mortgage indebtedness	157,898	158,398	172,829	160,925	161,440	175,772

(1)	Face value represents amounts contractually due under the terms of the respective agreements.
(2)	Carrying amounts represent the book value of financial instruments and include unamortized premiums (discounts).

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at the applicable dates and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of fair value at a future date could be materially different.

At December 31, 2011, the Company recorded the following transactions measured at fair value on a nonrecurring basis (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:
Investments in real estate (1)	$206,300	$—	$—	$206,300

(1)	Amount reflects acquisition date fair value of real estate acquired in 2011.

9.	EQUITY

Common Stock

On August 1, 2011, the Company completed an underwritten public offering of 11.7 million newly issued shares of its common stock pursuant to a registration statement filed with the Securities Exchange Commission (“SEC”), which became effective on July 26, 2011. The Company received net proceeds, before expenses, of $163.9 million from the offering, after giving effect to the issuance and sale of all 11.7 million shares of common stock (which included 1.5 million shares sold to the underwriters upon exercise of their option to purchase additional shares to cover over-allotments), at a price to the public of $14.75 per share.

The following is a summary of the Company’s other common stock issuances during the year ended December 31, 2011:

Exercise of stock options	45,657
Vesting of common stock units	54,983

The following table lists the cash dividends on common stock paid and declared by the Company during the year ended December 31, 2011:

Declaration Date	Record Date	Amount Per Share	Dividend Payable Date
May 3, 2011	May 16, 2011	$0.32	June 2, 2011
August 2, 2011	August 15, 2011	$0.32	September 2, 2011
November 2, 2011	November 15, 2011	$0.32	December 2, 2011

Distributions with respect to the Company’s common stock can be characterized for federal income tax purposes as taxable ordinary dividends, capital gain dividends, nondividend distributions or a combination thereof. Following is the characterization of the Company’s cash dividends on common stock per share during the year ended December 31, 2011:

Ordinary dividends	$0.7833
Return of capital	0.1767

0.9600

On February 29, 2012, the Company announced that its board of directors declared a quarterly cash dividend of $0.33 per share of common stock. The dividend will be paid on March 30, 2012 to stockholders of record as of the close of business on March 15, 2012.

10.	STOCK-BASED COMPENSATION

Following the Separation and REIT Conversion Merger, on November 22, 2010, the Company granted time-based stock units (“Time-Based Units”), funds from operations-based stock units (“FFO Units”) and relative total stockholder return-based stock units (“TSR Units”) to each of its executive officers and employees. In addition, the Company’s Chief Executive Officer, Richard K. Matros, held stock options and restricted stock units that were originally granted by Old Sun. These restricted stock units and stock options were assumed by the Company following the Separation and REIT Conversion Merger (the “Carry-Over Units” and the “Carry-Over Options,” respectively). However, in light of the Company’s expected status as a REIT and the expectation of the Company’s dividend payments, the economic value of the Carry-Over Options was deemed to be diminished following the Separation and REIT Conversion Merger. Therefore, in addition to his initial equity award, on November 22, 2010, the Compensation Committee of the Company granted Mr. Matros additional time-based stock units to compensate him for the reduction in value of the Carry-Over Options that was caused by the Company’s expected conversion to a REIT (the “Make-Whole Units”). Each stock unit subject to an award of Time-Based Units, FFO Units, TSR Units and Make-Whole Units represents the contractual right to receive one share of Sabra’s common stock. All of these awards were granted under the Company’s 2009 Performance Incentive Plan, and the awards are all subject to the terms of the 2009 Performance Incentive Plan, which was assumed by the Company in the Separation and REIT Conversion Merger.

In addition to the above, on December 17, 2010, each non-employee director of the Company received an initial equity award (“Initial Board Award”) in connection with his appointment to the board of directors following the Separation and REIT Conversion Merger. Each non-employee director also received a pro-rata annual equity award on December 17, 2010 (“Annual Board Award”).

Stock Options

A summary of the option activity is presented in the following table (dollars in thousands, except per share amounts):

	Range of Per Share Exercise Price	Shares Under Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2010	$11.99 - 21.83	450,067	$17.65	3.91	$3,888
Granted	—	—	—
Exercised	11.99	(45,657)	11.99
Forfeited	—	—	—

Outstanding as of December 31, 2011	$12.34 - 21.83	404,410	$18.29	3.30	$3,530

Exercisable as of December 31, 2011	$12.34 - 21.83	268,695	$18.33	2.71	$2,403

The total intrinsic value of stock options exercised during the year ended December 31, 2011 was $0.4 million. The Company received $0.5 million for the stock options exercised during the year ended December 31, 2011. No stock options were granted or exercised during the period from November 15, 2010 to December 31, 2010.

Restricted Stock Units and Performance-Based Restricted Stock Units

Under the 2009 Performance Incentive Plan, restricted stock units and performance-based restricted stock units generally have a contractual life or vest over a three- to five-year period. The vesting of certain restricted stock units may accelerate, as defined in the grant, upon retirement, a change in control and other events. When vested, each performance-based restricted stock unit is convertible into one share of common stock. The restricted stock units and performance-based restricted stock units are valued on the grant date based on the market price of the Company’s common stock on that date. Generally, the Company recognizes the fair value of the awards over the applicable vesting period as compensation expense. In addition, since the shares to be issued may vary based on the performance of the Company, the Company must make assumptions regarding the projected performance criteria and the shares that will ultimately be issued. The amount of FFO Units that will ultimately vest is dependent on the amount by which the Company’s funds from operation (“FFO”) differs from a target FFO amount for a period specified in each grant and will range from 0% to 200% of the FFO Units initially granted. Similarly, the amount of TSR Units that will ultimately vest is dependent on the amount by which the total shareholder return (“TSR”) of the Company’s common stock differs from a predefined peer group for a period specified in each grant and will range from 0% to 150% of the TSR Units initially granted. Upon any payment of restricted stock units, the participant is required to pay the related tax withholding obligation. The 2009 Performance Incentive Plan provides that unless otherwise elected in advance by the participant, the Company will reduce the number of shares to be delivered to pay the related statutory tax withholding obligation. The value of the shares withheld is dependent on the closing price of the Company’s common stock on the date the relevant transaction occurs.

The following table summarizes additional information concerning restricted stock units at December 31, 2011 (dollars in thousands, except per share amounts):

Restricted Stock Units	Unvested Units as of December 31, 2010	Granted	Vested	Unvested Units as of December 31, 2011	Aggregate Intrinsic Value of Unvested Units	Weighted Average Remaining Vesting Period as of December 31, 2011 (Months)
Time-Based Units	97,643	928	—	98,571	$1,700	46.5
FFO Units	97,639	927	—	98,566	1,700	36.0
TSR Units	97,642	927	—	98,569	1,635	36.0
Carry-Over Units	74,717	—	(31,144)	43,573	771	19.3
Make-Whole Units	86,878	—	(21,719)	65,159	1,124	34.5
Initial Board Award	8,752	—	(4,368)	4,384	80	11.4
Annual Board Award	5,104	9,612	(9,904)	4,812	80	5.4

	468,375	12,394	(67,135)	413,634	$7,090	35.9

Weighted Average Grant Date Fair Value Per Unit	$17.32	$16.74	$18.36	$17.14

The weighted average fair value per share at the date of grant for restricted stock units for the period from November 15, 2010 to December 31, 2010 was $17.12. The total fair value of units vested during the year ended December 31, 2011 was $1.2 million. No restricted stock units vested during the period from November 15, 2010 to December 31, 2010 or were forfeited during the year ended December 31, 2011.

The fair value of the TSR Units are estimated on the date of grant using a Monte Carlo valuation model that uses the assumptions noted in the table below. The risk-free rate is based on the U.S. Treasury yield curve in effect at the grant date for the expected performance period. Expected volatility was based on historical volatility for the most recent 3-year period ending on the grant date for the Company and the selected peer companies, and calculated on a daily basis. The following are the key assumptions used in this valuation:

	2011	2010
Risk Free Interest Rate:	1.18%	0.72%
Expected Stock Price Volatility:	49.2%	50.4%
Expected Service Period:	2.7 years	3.0 years
Expected Dividend Yield (assuming full reinvestment):	—%	—%

During the year ended December 31, 2011 and the period from the Separation Date through December 31, 2010, the Company recognized $4.6 million and $0.3 million, respectively, in stock-based compensation expense related to the above awards.

Employee Benefit Plan

The Company maintains a 401(k) plan that allows for eligible participants to defer compensation, subject to certain limitations imposed by Internal Revenue Code of 1986, as amended (the “Code”). The Company provides a discretionary matching contribution of up to 3% of each participant’s eligible compensation. During the year ended December 31, 2011, the Company’s matching contributions were approximately $27,000. There were no matching contributions during the period from the Separation Date through December 31, 2010.

11.	INCOME TAXES

The Company will elect to be treated as a REIT for U.S. federal income tax purposes upon the filing of its U.S. federal income tax return for the taxable year beginning January 1, 2011 and, therefore, the Company did not incur any income tax expense during the year ended December 31, 2011. Taxable income generated during the period preceding this election is subject to federal and state income taxes. During the period from the Separation Date through December 31, 2010, the Company recognized $0.2 million of income tax expense as follows (in thousands):

Current	$—
Deferred	242

Total income tax expense	$242

Income tax expense for the period from the Separation Date through December 31, 2010 is reconciled to the amount computed by applying the corporate tax rate as follows (in thousands):

Tax at statutory rate on income before income taxes	$100
Other	142

Income tax expense	$242

The Company is subject to corporate income tax on built-in gains (the excess of fair market value over tax basis on properties held by Sabra as of the date Sabra elects to be taxed as a REIT, or January 1, 2011) on taxable dispositions of properties acquired in the REIT Conversion Merger during the first ten years following the election to be taxed as a REIT. As of January 1, 2011, the built-in-gains tax associated with the Company’s properties totaled approximately $145.8 million assuming a 40% corporate tax rate. This built-in gains tax is generally not payable on dispositions of property to the extent the proceeds from such dispositions are reinvested in qualifying like-kind replacement property as defined under various provisions of the Code. The Company does not expect to dispose of any properties held by Sabra at the Separation Date, if such a disposition would result in the imposition of a material tax liability. Gains from asset dispositions occurring more than 10 years after the acquisition will not be subject to this corporate-level tax. As a result, the Company has not recorded a deferred tax liability associated with this corporate-level tax.

The following is a reconciliation of the Company’s beginning and ending unrecognized tax benefits (in thousands):

Balance at the Separation Date	$26,300
Additions (reductions) based on prior years’ tax positions	—
Additions (reductions) based on 2010 tax positions	—

Balance at December 31, 2010	$26,300
Additions (reductions) based on prior years’ tax positions	(760)
Additions (reductions) based on 2011 tax positions	—

Balance at December 31, 2011	25,540

The Company does not anticipate that the balance in unrecognized tax benefits will change materially in fiscal year 2012. During the period from the Separation Date through December 31, 2011, neither the Company nor its subsidiaries were assessed interest or penalties by any major tax jurisdictions. There would be no effect on the Company’s tax rate if the unrecognized tax benefits were to result in additional taxes owed due to the availability of net operating loss (“NOL”) carryforwards. The NOL carryforwards are recorded as deferred tax assets and have expiration dates from 2019 through 2027. With certain exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2005. For the years before 2007, these jurisdictions can, however, adjust NOL carryforwards from earlier years.

12.	EARNINGS PER COMMON SHARE

The following table illustrates the computation of basic and diluted earnings per share for the year ended December 31, 2011 and for the period from the Separation Date through December 31, 2010 (in thousands, except share and per share amounts):

	Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
Numerator
Net income	$12,842	$7

Denominator
Basic weighted average common shares	30,109,417	25,110,936
Dilutive stock options and restricted stock units	61,808	76,052

Diluted weighted average common shares	30,171,225	25,186,988

Basic earnings per common share	$0.43	$—

Diluted earnings per common share	$0.43	$—

The Carry-Over Units are considered participating securities because dividend payments are not forfeited even if the underlying award does not vest. Accordingly, the Company uses the two-class method when computing basic and diluted earnings per share. During the year ended December 31, 2011 and for the period from the Separation Date through December 31, 2010, approximately 0.2 million and 0.4 million restricted stock units, respectively, and options to purchase approximately 0.4 million and 0.3 million shares, respectively, were not included because they were anti-dilutive.

13.	SUMMARIZED CONDENSED CONSOLIDATING INFORMATION

In connection with the offering of the Senior Notes by the Issuers in October 2010, the Company and certain 100% owned subsidiaries of the Company (the “Guarantors”) have, jointly and severally, fully and unconditionally guaranteed the Senior Notes, subject to release under certain customary circumstances as described below. These guarantees are subordinated to all existing and future senior debt and senior guarantees of the Guarantors and are unsecured. The Company conducts all of its business through and derives virtually all of its income from its subsidiaries. Therefore, the Company’s ability to make required payments with respect to its indebtedness (including the Senior Notes) and other obligations depends on the financial results and condition of its subsidiaries and its ability to receive funds from its subsidiaries.

A Guarantor will be automatically and unconditionally released from its obligations under the guarantees with respect to the Senior Notes in the event of:

•	Any sale of the subsidiary Guarantor or of all or substantially all of its assets;

•	A merger or consolidation of a subsidiary Guarantor with an issuer of the Senior Notes or another Guarantor, provided that the surviving entity remains a Guarantor;

•	A subsidiary Guarantor is declared “unrestricted” for covenant purposes under the Indenture;

•	The requirements for legal defeasance or covenant defeasance or to discharge the Indenture have been satisfied;

•	A liquidation or dissolution, to the extent permitted under the Indenture, of a subsidiary Guarantor; and

•	The release or discharge of the guaranty that resulted in the creation of the subsidiary guaranty, except a discharge or release by or as a result of payment under such guaranty.

Pursuant to Rule 3-10 of Regulation S-X, the following summarized consolidating information is provided for the Company (the “Parent Company”), the Issuers, the Guarantors, and the Company’s non-Guarantor subsidiaries with respect to the Senior Notes. This summarized financial information has been prepared from the books and records maintained by the Company, the Issuers, the Guarantors and the non-Guarantor subsidiaries. The summarized financial information may not necessarily be indicative of the results of operations or financial position had the Issuers, the Guarantors or non-Guarantor subsidiaries operated as independent entities. Sabra’s investments in its consolidated subsidiaries are presented based upon Sabra’s proportionate share of each subsidiary’s net assets. The Guarantor subsidiaries’ investments in the non-Guarantor subsidiaries and non-Guarantor subsidiaries’ investments in Guarantor subsidiaries are presented under the equity method of accounting. Intercompany activities between subsidiaries and the Parent Company are presented within operating activities on the condensed consolidating statement of cash flows.

Condensed consolidating financial statements for the Company and its subsidiaries, including the Parent Company only, the Issuers, the combined Guarantor subsidiaries and the combined non-Guarantor subsidiaries, are as follows:

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2011

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Assets
Real estate investments, net of accumulated depreciation	$187	$—	$474,256	$183,934	$—	$658,377
Cash and cash equivalents	41,736	—	—	514	—	42,250
Restricted cash	—	—	—	6,093	—	6,093
Deferred tax assets	25,540	—	—	—	—	25,540
Prepaid expenses, deferred financing costs and other assets	874	5,079	8,544	2,893	—	17,390
Intercompany	—	145,018	—	25,237	(170,255)	—
Investment in subsidiaries	313,181	391,131	23,611	—	(727,923)	—

Total assets	$381,518	$541,228	$506,411	$218,671	$(898,178)	$749,650

Liabilities and stockholders’ equity
Mortgage notes payable	$—	$—	$—	$158,398	$—	$158,398
Senior unsecured notes payable	—	225,000	—	—	—	225,000
Accounts payable and accrued liabilities	6,296	3,047	4,107	689	—	14,139
Tax liability	25,540	—	—	—	—	25,540
Intercompany	23,109	—	147,146	—	(170,255)	—

Total liabilities	54,945	228,047	151,253	159,087	(170,255)	423,077

Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2011	—	—	—	—	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 36,891,712 shares issued and outstanding as of December 31, 2011	369	—	—	—	—	369
Additional paid-in capital	344,995	288,665	316,011	52,110	(656,786)	344,995
Cumulative distributions in excess of net income	(18,791)	24,516	39,147	7,474	(71,137)	(18,791)

Total stockholders’ equity	326,573	313,181	355,158	59,584	(727,923)	326,573

Total liabilities and stockholders’ equity	$381,518	$541,228	$506,411	$218,671	$(898,178)	$749,650

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2010

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Assets
Real estate investments, net of accumulated depreciation	$230	$—	$289,748	$192,319	$—	$482,297
Cash and cash equivalents	70,841	—	—	3,392	—	74,233
Restricted cash	—	—	—	4,716	—	4,716
Deferred tax assets	26,300	—	—	—	—	26,300
Prepaid expenses, deferred financing costs and other assets	662	5,471	2,261	3,619	—	12,013
Intercompany	—	—	5,635	6,953	(12,588)	—
Investment in subsidiaries	124,061	347,030	22,903	—	(493,994)	—

Total assets	$222,094	$352,501	$320,547	$210,999	$(506,582)	$599,559

Liabilities and stockholders’ equity
Mortgage notes payable	$—	$—	$—	$161,440	$—	$161,440
Senior unsecured notes payable	—	225,000	—	—	—	225,000
Accounts payable and accrued liabilities	5,673	3,440	81	92	—	9,286
Tax liability	26,300	—	—	—	—	26,300
Intercompany	12,588	—	—	—	(12,588)	—

Total liabilities	44,561	228,440	81	161,532	(12,588)	422,026

Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2010	—	—	—	—	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 25,061,072 shares issued and outstanding as of December 31, 2010	251	—	—	—	—	251
Additional paid-in capital	177,275	122,281	316,786	48,670	(487,737)	177,275
Cumulative distributions in excess of net income	7	1,780	3,680	797	(6,257)	7

Total stockholders’ equity	177,533	124,061	320,466	49,467	(493,994)	177,533

Total liabilities and stockholders’ equity	$222,094	$352,501	$320,547	$210,999	$(506,582)	$599,559

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Year December 31, 2011

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$55,447	$25,231	$—	$80,678
Interest income	64	—	3,479	4	—	3,547

Total revenues	64	—	58,926	25,235	—	84,225

Expenses:
Depreciation and amortization	53	—	18,144	8,394	—	26,591
Interest	—	18,913	1,333	10,073	—	30,319
General and administrative	9,905	1	4,476	91	—	14,473
Income in subsidiary	(22,736)	(41,650)	(493)	—	64,879	—

Total expenses	(12,778)	(22,736)	23,460	18,558	64,879	71,383

Net income	$12,842	$22,736	$35,466	$6,677	$(64,879)	$12,842

Net income per common share, basic						$0.43

Net income per common share, diluted						$0.43

Weighted-average number of common shares outstanding, basic						30,109,417

Weighted-average number of common shares outstanding, diluted						30,171,225

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Period from November 15, 2010 to December 31, 2010

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$5,635	$3,146	$—	$8,781
Interest income	12	—	—	2	—	14

Total revenues	12	—	5,635	3,148	—	8,795

Expenses:
Depreciation and amortization	—	—	2,031	1,103	—	3,134
Interest	—	2,470	151	1,238	—	3,859
General and administrative	1,543	—	—	10	—	1,553
Income in subsidiary	(1,780)	(4,250)	(227)	—	6,257	—

Total expenses	(237)	(1,780)	1,955	2,351	6,257	8,546

Income before income taxes	249	1,780	3,680	797	(6,257)	249
Income tax expense	242	—	—	—	—	242

Net income	$7	$1,780	$3,680	$797	$(6,257)	$7

Net income per common share, basic						$—

Net income per common share, diluted						$—

Weighted-average number of common shares outstanding, basic						25,110,936

Weighted-average number of common shares outstanding, diluted						25,186,988

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

(in thousands)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Net cash provided by operating activities	$41,298	$—	$—	$3,407	$—	$44,705

Cash flows from investing activities:
Acquisitions of real estate	—	—	(204,500)	—	—	(204,500)
Acquisition of note receivable	—	—	(5,348)	—	—	(5,348)
Additions to corporate real estate	(86)	—	—	—	—	(86)
Repayment of note receivable	—	—	5,348	—	—	5,348
Intercompany financing	(41,196)	(163,504)	—	—	204,700	—
Investment in Subsidiary	(164,030)	—	—	—	164,030	—
Distribution from Subsidiary	3,307	3,307	—	—	(6,614)	—

Net cash used in investing activities	(202,005)	(160,197)	(204,500)	—	362,116	(204,586)

Cash flows from financing activities:
Principal payments on mortgage notes payable	—	—	—	(3,027)	—	(3,027)
Payments of deferred financing costs	—	(430)	(200)	(47)	—	(677)
Issuance of common stock	163,242	—	—	—	—	163,242
Dividends paid	(31,640)	—	—	—	—	(31,640)
Contribution from Parent	—	163,934	—	96	(164,030)	—
Distribution to Parent	—	(3,307)	—	(3,307)	6,614	—
Intercompany financing	—	—	204,700	—	(204,700)	—

Net cash provided by (used in) financing activities	131,602	160,197	204,500	(6,285)	(362,116)	127,898

Net decrease in cash and cash equivalents	(29,105)	—	—	(2,878)	—	(31,983)
Cash and cash equivalents, beginning of period	70,841	—	—	3,392	—	74,233

Cash and cash equivalents, end of period	$41,736	$—	$—	$514	$—	$42,250

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Period from November 15, 2010 to December 31, 2010

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Net cash provided by operating activities	$5,844	$—	$—	$748	$—	$6,592

Cash flows from investing activities:
Cash received in the Separation	63,747	—	—	3,387	—	67,134
Additions to real estate	(16)	—	—	—	—	(16)

Net cash used in investing activities	63,731	—	—	3,387	—	67,118

Cash flows from financing activities:
Proceeds from notes payables	—	—	—	10,000	—	10,000
Payment of Separation-related obligations	(8,928)	—	—	(153)	—	(9,081)
Intercompany financing	10,355	—	—	(10,355)	—	—
Principal payments on mortgage notes payable	—	—	—	(235)	—	(235)
Payments of deferred financing costs	(161)	—	—	—	—	(161)

Net cash provided by (used in) financing activities	1,266	—	—	(743)	—	523

Net decrease in cash and cash equivalents	70,841	—	—	3,392	—	74,233
Cash and cash equivalents, beginning of period	—	—	—	—	—	—

Cash and cash equivalents, end of period	$70,841	$—	$—	$3,392	$—	$74,233

14.	PRO FORMA FINANCIAL INFORMATION

The following table summarizes, on an unaudited pro forma basis, the consolidated results of operations of the Company for the year ended December 31, 2011 and for the period from the Separation Date through December 31, 2010. The Company acquired eleven properties during the year ended December 31, 2011. The following unaudited pro forma information for the year ended December 31, 2011 has been prepared to give effect to the acquisitions, as well as the offering of 11.7 million shares of common stock that closed in August 2011, as if they had occurred on January 1, 2010. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts):

	Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
Revenues	$96,543	$31,386
Depreciation and amortization	29,883	8,995
Net income	24,890	16,737
Net income per common share, basic	0.67	0.45
Net income per common share, diluted	0.67	0.45
Weighted-average number of common shares outstanding, basic	36,922,458	36,840,936
Weighted-average number of common shares outstanding, diluted	36,984,266	36,916,988

15.	COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk

Concentrations of credit risks arise when a number of operators, tenants or obligors related to the Company’s investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors its portfolio to assess potential concentrations of risks.

Sun

As of December 31, 2011, 86 of the Company’s 97 real estate properties were leased to subsidiaries of Sun. During the year ended December 31, 2011, 84% of the Company’s total revenues were derived from these leases. As of December 31, 2010, all of the Company’s real estate properties were leased to Sun, and all of the Company’s rental revenues were derived from these leases. Sun is a publicly traded company and is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and is required to file periodic reports on Form 10-K and Form 10-Q with the SEC. As of December 31, 2011, Sun, through its subsidiaries, operated 199 inpatient centers spread across 25 states. Sun’s net revenues and adjusted normalized earnings before interest, depreciation, amortization and rent were $1.9 billion and $243.4 million, respectively, for the year ended December 31, 2011 and $1.9 billion and $249.8 million, respectively, for the year ended December 31, 2010. As of December 31, 2011 and 2010, Sun’s outstanding debt, net of cash, totaled $31.9 million and $74.8 million, respectively. As of December 31, 2011 and 2010, Sun had approximately $117.9 million and $141.2 million, respectively, in liquidity, consisting of unrestricted cash and cash equivalents of $57.9 million and $81.2 million, respectively, and available borrowings under Sun’s revolving credit facility of $60.0 million as of both dates.

Cadia Portfolio

On August 1, 2011, the Company closed the purchase of four skilled nursing facilities—Broadmeadow Healthcare, Capitol Healthcare, Pike Creek Healthcare and Renaissance Healthcare (the “Cadia Portfolio”). The

four skilled nursing facilities are located in Delaware, range in age from 2 to 15 years and have a combined total of 500 beds. In connection with the acquisition, the Company, through an indirect wholly owned subsidiary, entered into a new 15-year triple-net master lease agreement with the sellers (collectively, the “Cadia Tenants”). None of the Cadia Tenants are affiliated with the Company or any of its subsidiaries. As of December 31, 2011, the Company’s investment in the Cadia Portfolio totaled 13% of the Company’s assets, and during the year ended December 31, 2011, 5% of the Company’s total revenues were derived from the Cadia Portfolio lease. The Company expects to derive 11% of its annualized total revenues as of December 31, 2011 from the Cadia Portfolio lease. The Company believes that the financial condition and results of operations of the Cadia Tenants are more relevant to the Company’s investors than the financial statements of the Cadia Portfolio and enable investors to evaluate the credit-worthiness of the Cadia Tenants in their capacity as the tenants under the Cadia Portfolio lease. As a result, the Company has presented below unaudited summary financial information of the Cadia Tenants as of and for the years ended December 31, 2011 and 2010. The summary financial information presented below has been provided by the Cadia Tenants and has not been independently verified by the Company. The Company has no reason to believe that such information is inaccurate in any material respect.

	Year Ended December 31, 2010 (unaudited) (in thousands)
	Broadmeadow Investment LLC	Capitol Nursing & Rehabilitation Center, L.L.C	Pike Creek Healthcare Services LLC	Peninsula Healthcare Services, LLC	Combined Tenants
Statements of Operations:
Revenues	$13,146	$12,760	$18,356	$14,415	$58,677
Operating expenses	10,801	11,335	16,018	11,906	50,060
Net income	1,570	977	786	1,351	4,684

	Year Ended December 31, 2011 (unaudited) (in thousands)
	Broadmeadow Investment LLC	Capitol Nursing & Rehabilitation Center, L.L.C	Pike Creek Healthcare Services LLC	Peninsula Healthcare Services, LLC	Combined Tenants
Statements of Operations:
Revenues	$13,921	$13,028	$19,654	$14,708	$61,311
Operating expenses	12,117	11,777	16,813	12,822	53,529
Net income	1,237	938	2,549	1,129	5,853

	As of December 30, 2010 (unaudited) (in thousands)
	Broadmeadow Investment LLC	Capitol Nursing & Rehabilitation Center, L.L.C	Pike Creek Healthcare Services LLC	Peninsula Healthcare Services, LLC	Combined Tenants
Balance Sheets:
Cash and cash equivalents	$1,577	$1,529	$1,653	$1,321	$6,080
Total current assets	2,731	2,240	3,466	2,786	11,223
Total current liabilities	1,122	893	2,166	1,724	5,905
Total debt	9,999	6,064	13,887	13,010	42,960

	As of December 31, 2011 (unaudited) (in thousands)
	Broadmeadow Investment LLC	Capitol Nursing & Rehabilitation Center, L.L.C	Pike Creek Healthcare Services LLC	Peninsula Healthcare Services, LLC	Combined Tenants
Balance Sheets:
Cash and cash equivalents	$1,486	$3,862	$1,653	$1,502	$8,503
Total current assets	2,221	4,184	3,272	2,686	12,363
Total current liabilities	588	1,968	833	1,611	5,000
Total debt	—	—	—	—	—

Texas Regional Medical Center

On May 3, 2011, the Company closed the purchase of Texas Regional Medical Center at Sunnyvale, a 70-bed acute care hospital located in Sunnyvale, Texas (“Texas Regional Medical Center”). Texas Regional Medical Center is leased pursuant to a long-term, triple-net lease to Texas Regional Medical Center, Ltd. (the “TRMC Tenant”), a partnership that includes approximately 75 physicians who practice at the hospital. Neither Texas Regional Medical Center nor the TRMC Tenant is affiliated with the Company or any of its subsidiaries. As of December 31, 2011, the Company’s investment in Texas Regional Medical Center totaled 8% of the Company’s assets, and during the year ended December 31, 2011, 5% of the Company’s total revenues were derived from the Texas Regional Medical Center lease. The Company expects to derive 7% of its annualized total revenues as of December 31, 2011 from the Texas Regional Medical Center lease. The Company believes that the financial condition and results of operations of the TRMC Tenant are more relevant to the Company’s investors than the financial statements of Texas Regional Medical Center and enable investors to evaluate the credit-worthiness of the TRMC Tenant. As a result, the Company has presented below unaudited summary financial information of the TRMC Tenant as of and for the years ended December 31, 2011 and 2010. The summary financial information presented below has been provided by the TRMC Tenant and has not been independently verified by the Company. The Company has no reason to believe that such information is inaccurate in any material respect.

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)
Statements of Operations:
Revenues	$74,202	$72,101
Operating expenses	58,999	58,851
Net income	1,402	377

	As of December 31, 2011	As of December 31, 2010
	(in thousands)
Balance Sheets:
Cash and cash equivalents	$642	$833
Total current assets	19,083	15,604
Total current liabilities	18,080	18,348
Total debt (includes capital lease obligations of $52,393 and $54,166 as of December 31, 2011 and 2010, respectively)	69,541	70,669

Other than the Company’s significant tenant concentrations, management believes the Company’s current portfolio is reasonably diversified across healthcare related real estate and geographical location and does not contain any other significant concentration of credit risks. The Company’s portfolio of 97 real estate properties is diversified by location across 23 states. The properties in any one state did not account for more than 16% and 19%, respectively, of the Company’s total revenue during the year ended December 31, 2011 and from the Separation Date through December 31, 2010.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of December 31, 2011.

Indemnification Agreement

In connection with the Separation and REIT Conversion Merger, any liability arising from or relating to legal proceedings involving the Company’s real estate investments has been assumed by the Company and the Company will indemnify Sun (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to a distribution agreement entered into among Old Sun, the Company and Sun in connection with the Separation and REIT Conversion Merger, Sun has agreed to indemnify the Company (and the Company’s subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Old Sun’s healthcare business prior to the Separation, and, pursuant to the lease agreements between the Company and subsidiaries of Sun, the tenants agree to indemnify the Company for any liability arising from operations at the real property leased from the Company.

Immediately prior to the Separation, Old Sun was a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its healthcare business, which are subject to the indemnities to be provided by Sun to the Company. While these actions and proceedings are not believed to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Sun’s business, financial position or results of operations, which, in turn, could have a material adverse effect on the Company’s business, financial position or results of operations if Sun or its subsidiaries are unable to meet their indemnification obligations.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings where the likelihood of a loss contingency is reasonably possible and the amount or range of reasonably possible losses is material to the Company’s results of operations, financial condition or cash flows.

17.	SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Dividend Declaration

On February 29, 2012, the Company’s board of directors declared a quarterly cash dividend of $0.33 per share of common stock. The dividend will be paid on March 30, 2012 to stockholders of record as of March 15, 2012.

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	June 30, 2012 (unaudited)	December 31, 2011
Assets
Real estate investments, net of accumulated depreciation of $123,651 and $108,916 as of June 30, 2012 and December 31, 2011, respectively	$698,578	$658,377
Loans receivable, net	21,193	—
Cash and cash equivalents	3,110	42,250
Restricted cash	7,076	6,093
Deferred tax assets	25,540	25,540
Prepaid expenses, deferred financing costs and other assets	23,021	17,390

Total assets	$778,518	$749,650

Liabilities and stockholders’ equity
Mortgage notes payable	$157,872	$158,398
Secured revolving credit facility	42,500	—
Senior unsecured notes payable	225,000	225,000
Accounts payable and accrued liabilities	11,181	14,139
Tax liability	25,540	25,540

Total liabilities	462,093	423,077

Commitments and contingencies (Note 11)
Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of June 30, 2012 and December 31, 2011	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 37,051,242 and 36,891,712 shares issued and outstanding as of June 30, 2012 and December 31, 2011, respectively	371	369
Additional paid-in capital	349,272	344,995
Cumulative distributions in excess of net income	(33,218)	(18,791)

Total stockholders’ equity	316,425	326,573

Total liabilities and stockholders’ equity	$778,518	$749,650

See accompanying notes to condensed consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues:
Rental income	$24,820	$18,628	$48,483	$36,190
Interest income	297	177	361	217

Total revenues	25,117	18,805	48,844	36,407

Expenses:
Depreciation and amortization	7,557	6,290	14,860	12,377
Interest	8,148	7,505	15,846	15,103
General and administrative	3,489	2,923	7,810	5,592

Total expenses	19,194	16,718	38,516	33,072

Net income	$5,923	$2,087	$10,328	$3,335

Net income per common share, basic	$0.16	$0.08	$0.28	$0.13

Net income per common share, diluted	$0.16	$0.08	$0.28	$0.13

Weighted-average number of common shares outstanding, basic	37,147,942	25,154,284	37,092,683	25,140,781

Weighted-average number of common shares outstanding, diluted	37,191,687	25,226,179	37,119,005	25,210,575

See accompanying notes to condensed consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share data)

(unaudited)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions in Excess of Net Income	Total Stockholders’ Equity
	Shares	Amounts
Balance, December 31, 2010	25,061,072	$251	$177,275	$7	$177,533
Net income	—	—	—	3,335	3,335
Amortization of stock-based compensation	—	—	2,478	—	2,478
Stock issuance	77,176	—	547	—	547
Common dividends ($0.32 per share)	—	—	—	(8,051)	(8,051)

Balance, June 30, 2011	25,138,248	$251	$180,300	$(4,709)	$175,842

	Common Stock		Additional Paid-in Capital	Cumulative Distributions in Excess of Net Income	Total Stockholders’ Equity
	Shares	Amounts
Balance, December 31, 2011	36,891,712	$369	$344,995	$(18,791)	$326,573
Net income	—	—	—	10,328	10,328
Amortization of stock-based compensation	—	—	4,135	—	4,135
Stock issuance	159,530	2	142	—	144
Common dividends ($0.66 per share)	—	—	—	(24,755)	(24,755)

Balance, June 30, 2012	37,051,242	$371	$349,272	$(33,218)	$316,425

See accompanying notes to condensed consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$10,328	$3,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,860	12,377
Non-cash interest income adjustments	9	—
Amortization of deferred financing costs	1,447	995
Stock-based compensation expense	3,842	2,478
Amortization of premium on notes payable	(8)	(8)
Straight-line rental income adjustments	(1,690)	(128)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(779)	219
Accounts payable and accrued liabilities	(1,914)	485
Restricted cash	(2,008)	(1,825)

Net cash provided by operating activities	24,087	17,928

Cash flows from investing activities:
Acquisitions of real estate	(55,550)	(74,000)
Origination of loans receivable	(21,176)	—
Acquisition of note receivable	—	(5,348)
Additions to real estate	(730)	(86)

Net cash used in investing activities	(77,456)	(79,434)

Cash flows from financing activities:
Proceeds from secured revolving credit facility	42,500	—
Proceeds from mortgage notes payables	21,947	—
Principal payments on mortgage notes payable	(22,464)	(1,499)
Payments of deferred financing costs	(3,435)	(270)
Issuance of common stock	144	547
Dividends paid	(24,463)	(8,051)

Net cash provided by (used in) financing activities	14,229	(9,273)

Net decrease in cash and cash equivalents	(39,140)	(70,779)
Cash and cash equivalents, beginning of period	42,250	74,233

Cash and cash equivalents, end of period	$3,110	$3,454

Supplemental disclosure of cash flow information:
Interest paid	$14,677	$14,476

See accompanying notes to condensed consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	BUSINESS

Overview

Sabra Health Care REIT, Inc. (“Sabra” or the “Company”) was incorporated on May 10, 2010 as a wholly owned subsidiary of Sun Healthcare Group, Inc. (“Old Sun”) and commenced operations on November 15, 2010. Sabra is organized to qualify as a real estate investment trust (“REIT”) and intends to elect to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2011. Sabra’s primary business consists of acquiring, financing and owning real estate property to be leased to third party tenants in the healthcare sector. Sabra owns substantially all of its assets and properties and conducts its operations through Sabra Health Care Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), of which Sabra is the sole general partner, or by subsidiaries of the Operating Partnership. As of June 30, 2012, Sabra’s investment portfolio included 103 properties (consisting of (i) 93 skilled nursing/post-acute facilities, (ii) nine senior housing facilities, and (iii) one acute care hospital). In addition, as of June 30, 2012, a wholly owned subsidiary of the Company was the lender of a mortgage loan secured by a first trust deed in a skilled nursing facility located in Texas and a mezzanine loan secured by the borrowers’ equity interests in three skilled nursing facilities and one assisted living facility located in Texas.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements include the accounts of Sabra and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”), including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair statement of the results for such periods. Operating results for the three and six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012. For further information, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2011 included in the Company’s 2011 Annual Report on Form 10-K filed with the SEC.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Acquisition Valuation

The Company accounts for the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition pursuit costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the three and six months ended June 30, 2012, the Company expensed $0.4 million and $0.9 million, respectively, of acquisition pursuit costs, which is included in general and administrative expense on the accompanying condensed consolidated statements of income.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

Interest Income

Interest income on the Company’s loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination costs are amortized over the term of the loan as an adjustment to interest income. When concerns exist as to the ultimate collection of principal or interest due under a loan, the loan is placed on nonaccrual status and the Company will not recognize interest income until the cash is received, or the loan returns to accrual status. If the Company determines the collection of interest according to the contractual terms of the loan is probable, the Company will resume the accrual of interest.

3.	RECENT ACQUISITIONS AND ORIGINATIONS

Real Estate Acquisitions

During the six months ended June 30, 2012, the Company acquired six skilled nursing facilities for a total purchase price of $55.6 million. The purchase price was allocated as follows (in thousands):

		Intangibles
Land	Building and Improvements	Tenant Origination and Absorption Costs	Tenant Relationship	Total Purchase Price
$ 9,194	$45,115	$1,061	$180	$55,550

As of June 30, 2012, the purchase price allocations for acquisitions completed during the three months ended June 30, 2012 are preliminary pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities and therefore are subject to change.

The tenant origination and absorption costs intangible assets and tenant relationship intangible assets acquired in connection with these acquisitions have weighted-average amortization periods as of the date of acquisition of 15 years and 25 years, respectively.

For the three and six months ended June 30, 2012, the Company recognized $1.2 million of total revenues from these properties.

Loan Originations

On March 15, 2012, a wholly owned subsidiary of the Company entered into a $10.0 million mezzanine loan (the “Mezzanine Loan”). The Mezzanine Loan has a five year term, bears interest at a fixed rate of 11.0% per annum and is secured by the borrowers’ equity interests in three skilled nursing facilities and one assisted living facility located in Texas. The Company has an option to purchase the three skilled nursing facilities and one assisted living facility before March 31, 2013 for up to an aggregate purchase price of $43.0 million and increasing 2.5% for each of the two years thereafter. Upon exercise of the purchase option, the Company would expect to enter into a new 15 year triple-net master lease having 2 five-year renewal options.

On June 22, 2012, a wholly owned subsidiary of the Company entered into an $11.0 million mortgage loan agreement secured by a first trust deed on a 125-bed skilled nursing facility in Texas that was built in 2010 (the “Onion Creek Mortgage Loan”) with affiliates of Meridian Equity Investors, L.P. as borrowers. The Onion Creek Mortgage Loan has a five year term, bears interest at a fixed rate of 8.5% per annum and cannot be prepaid during the first three years of the loan term. In addition, the Company has an option to purchase and the borrowers have an option to sell the facility securing the Onion Creek Mortgage Loan from July 1, 2013 through the time the loan is repaid for between $12.5 million and $14.5 million, depending on the annualized earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) of the facility for the three month period preceding the option exercise date; however, in no event can the borrowers require the Company to purchase the property if the three month annualized EBITDAR is below $1.7 million. The loan was funded with available cash and proceeds from the Amended Secured Revolving Credit Facility (as defined below).

4.	REAL ESTATE INVESTMENTS

The Company’s investments in real estate consisted of the following (dollars in thousands):

As of June 30, 2012

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost	Accumulated Depreciation	Total Real Estate Investments, Net
Skilled Nursing/Post-Acute	93	10,549	$712,458	$(112,476)	$599,982
Senior Housing	9	773	47,892	(9,021)	38,871
Acute Care Hospital	1	70	61,640	(2,077)	59,563

	103	11,392	821,990	(123,574)	698,416

Corporate Level			239	(77)	162

			$822,229	$(123,651)	$698,578

As of December 31, 2011

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost	Accumulated Depreciation	Total Real Estate Investments, Net
Skilled Nursing/Post-Acute	87	10,034	$658,222	$(99,570)	$558,652
Senior Housing	9	773	47,192	(8,140)	39,052
Acute Care Hospital	1	70	61,640	(1,154)	60,486

	97	10,877	767,054	(108,864)	658,190

Corporate Level			239	(52)	187

			$767,293	$(108,916)	$658,377

	June 30, 2012	December 31, 2011
Building and improvements	$670,605	$626,877
Furniture and equipment	46,043	44,045
Land improvements	4,640	4,640
Land	100,941	91,731

	822,229	767,293
Accumulated depreciation	(123,651)	(108,916)

	$698,578	$658,377

Operating Leases

As of June 30, 2012, all of the Company’s real estate properties are leased under triple-net operating leases with expirations ranging from nine to 22 years. As of June 30, 2012, the leases have a weighted-average remaining term of 12 years. The leases include provisions to extend the lease terms and other negotiated terms and conditions. The Company, through its subsidiaries, retains substantially all of the risks and benefits of ownership of the real estate assets leased to the tenants. In addition, the Company may receive additional security under these operating leases in the form of security deposits from the lessee or guarantees from the parent of the lessee. As of June 30, 2012, 86 of the Company’s 103 real estate properties were leased to subsidiaries of Sun Healthcare Group, Inc. (“Sun”).

The Company monitors the creditworthiness of its tenants by reviewing credit ratings (if available) and evaluating the ability of tenants to meet their lease obligations to the Company based on the tenants’ financial performance, including the evaluation of any parent guarantees of tenant lease obligations. Because formal credit ratings may not be available for most of the Company’s tenants, the primary basis for the Company’s evaluation of the credit quality of its tenants (and more specifically the tenants’ ability to pay their rent obligations to the Company) is the tenants’ lease coverage ratios. These coverage ratios include EBITDAR to rent coverage and EBITDARM to rent coverage at the facility level and consolidated EBITDAR to total rent coverage at the parent guarantor level when such a guarantee exists (currently the Sun lease portfolio). EBITDARM is defined as EBITDAR before management fees. The Company obtains various financial and operational information from its tenants each month and reviews this information in conjunction with the above-described coverage metrics to determine trends and the operational and financial impact of the environment in the industry (including the impact of government reimbursement) and the management of the tenant’s operations. These metrics help the Company identify potential areas of concern relative to its tenants’ credit quality and ultimately the tenants’ ability to generate sufficient liquidity to meet its obligations, including its obligation to continue to pay the rent due to the Company. For further discussion of the Company’s tenant and revenue concentration, see “Note 11. Commitments and Contingencies—Concentration of Credit Risk.”

As of June 30, 2012, the future minimum rental income from the Company’s properties under non-cancelable operating leases is as follows (in thousands):

July 1, 2012 through December 31, 2012	$50,633
2013	101,267
2014	101,267
2015	101,267
2016	101,267
Thereafter	711,325

$1,167,026

5.	DEBT

Mortgage Indebtedness. The Company’s mortgage notes payable consist of the following (dollars in thousands):

Interest Rate Type	Principal Outstanding as of June 30, 2012 (2)	Principal Outstanding as of December 31, 2011 (2)	Weighted Average Interest Rate at June 30, 2012	Maturity Date
Fixed Rate	$98,818	$98,739	5.56%	August 2015 - June 2047
Variable Rate (1)	58,562	59,159	5.00%	August 2015

	$157,380	$157,898

(1)	Contractual interest rates under variable rate mortgages are equal to the 90-day LIBOR plus 4.0% (subject to a 1.0% LIBOR floor).
(2)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of June 30, 2012 and December 31, 2011.

On June 28, 2012, the Company refinanced four of its existing United States Department of Housing and Urban Development (“HUD”) mortgage notes totaling $20.9 million. The Company maintained the original maturity dates, reduced the weighted average interest rate from 5.75% to 2.49% per annum and increased the aggregate outstanding principal amount of the mortgage notes by $1.1 million. In connection with the refinancing, the Company wrote off $0.2 million in unamortized deferred financing costs related to the original mortgage notes. Subsequent to June 30, 2012, the Company refinanced one additional HUD mortgage note totaling $13.5 million. The Company maintained the original maturity date, reduced the interest rate from 5.90% to 2.49% per annum and increased the aggregate outstanding principal amount of the mortgage note by $0.4 million.

On May 1, 2012, the Company amended the Amended, Restated and Consolidated Loan Agreement with General Electric Capital Corporation. The Company reduced the interest rate spread of the floating rate portion (totaling $58.6 million as of June 30, 2012) by 50 basis points and maintained the fixed rate portion (totaling $31.1 million as of June 30, 2012) at the original pricing of 6.82%; however, the reduced pricing will apply to the fixed portion of the loan beginning on December 19, 2013 when it converts to a floating rate loan. The Company also agreed to prepayment terms that do not allow for prepayment for the loan prior to May 1, 2014 unless the prepayment is either approved by the lender in its sole discretion or arises from a refinancing of one or more of the applicable facilities under a loan program insured or otherwise supported by HUD.

8.125% Senior Notes due 2018. On October 27, 2010, the Operating Partnership and Sabra Capital Corporation, wholly owned subsidiaries of the Company (the “Issuers”), issued $225.0 million aggregate principal amount of 8.125% senior, unsecured notes (the “Senior Notes”) in a private placement. The Senior Notes were sold at par, resulting in gross proceeds of $225.0 million and net proceeds of approximately $219.9 million after deducting commissions and expenses. On December 6, 2010, substantially all of the net proceeds were used by Sun to redeem the $200.0 million in aggregate principal amount outstanding of Old Sun’s 9.125% senior subordinated notes due 2015, including accrued and unpaid interest and the applicable redemption premium. In March 2011, the Issuers completed an exchange offer to exchange the Senior Notes for substantially identical 8.125% senior unsecured notes registered under the Securities Act of 1933, as amended (also referred to herein as the “Senior Notes”).

On July 26, 2012, the Issuers issued an additional $100.0 million aggregate principal amount of 8.125% senior notes, which are treated as a single class with the existing Senior Notes. The notes were issued at 106.0% providing net proceeds of $103.8 million after underwriting costs but before other offering expenses and a yield-to-maturity of 6.92%.

The obligations under the Senior Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and certain of Sabra’s existing and, subject to certain exceptions, future material subsidiaries; provided, however, that such guarantees are subject to release under certain customary circumstances. See “Note 9. Summarized Condensed Consolidating Information” for additional information concerning the circumstances pursuant to which the guarantors will be automatically and unconditionally released from their obligations under the guarantees.

The Senior Notes are redeemable at the option of the Issuers, in whole or in part, at any time, and from time to time, on or after November 1, 2014, at the redemption prices set forth in the indenture governing the Senior Notes (the “Indenture”), plus accrued and unpaid interest to the applicable redemption date. In addition, prior to November 1, 2014, the Issuers may redeem all or a portion of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest to the applicable redemption date. At any time, or from time to time, on or prior to November 1, 2013, the Issuers may redeem up to 35% of the principal amount of the Senior Notes, using the proceeds of specific kinds of equity offerings, at a redemption price of 108.125% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Assuming the Senior Notes are not redeemed, the Senior Notes mature on November 1, 2018.

The Indenture governing the Senior Notes contains restrictive covenants that, among other things, restrict the ability of Sabra, the Issuers and their restricted subsidiaries to: (i) incur or guarantee additional indebtedness; (ii) incur or guarantee secured indebtedness; (iii) pay dividends or distributions on, or redeem or repurchase, their capital stock; (iv) make certain investments or other restricted payments; (v) sell assets; (vi) create liens on their assets; (vii) enter into transactions with affiliates; (viii) merge or consolidate or sell all or substantially all of their assets; and (ix) create restrictions on the ability of Sabra’s restricted subsidiaries to pay dividends or other amounts to Sabra. The Indenture governing the Senior Notes also provides for customary events of default, including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal of, the Senior Notes, the failure to comply with certain covenants and agreements specified in the Indenture for a period of time after notice has been provided, the acceleration of other indebtedness resulting from the failure to pay principal on such other indebtedness prior to its maturity, and certain events of insolvency. If any event of default occurs, the principal of, premium, if any, and accrued interest on all the then outstanding Senior Notes may become due and payable immediately. As of June 30, 2012, the Company was in compliance with all applicable financial covenants under the Senior Notes.

Amended Secured Revolving Credit Facility. On November 3, 2010, the Operating Partnership and certain subsidiaries of the Operating Partnership (together with the Operating Partnership, the “Borrowers”) entered into a secured revolving credit facility with certain lenders as set forth in the related credit agreement and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (each as defined in such credit agreement). The secured revolving credit facility is secured by, among other things, a first priority lien against certain of the properties owned by certain of the Company’s subsidiaries. The obligations of the Borrowers under the secured revolving credit facility are guaranteed by the Company and certain of its subsidiaries. On February 10, 2012, the Borrowers amended the secured revolving credit facility (the “Amended Secured Revolving Credit Facility”) to increase the borrowing capacity from $100.0 million to $200.0 million (up to $20.0 million of which may be utilized for letters of credit) and to include an accordion feature that allows the Borrowers to increase borrowing availability under the Amended Secured Revolving Credit Facility by up to an additional $150.0 million, subject to certain terms and conditions. Borrowing availability under the Amended Secured Revolving Credit Facility is subject to a borrowing base calculation based on, among other factors, the lesser of (i) the mortgageability cash flow (as such term is defined in the credit agreement) or (ii) the appraised value, in each case of the properties securing the Amended Secured Revolving Credit Facility. Borrowing availability under the Amended Secured Revolving Credit Facility terminates, and all borrowings mature, on February 10, 2015, subject to a one-year extension option. As of June 30, 2012, there was $42.5 million outstanding on the Company’s Amended Secured Revolving Credit Facility and $157.5 million available for borrowing. The Company used a portion of the proceeds from its July 2012 offering of $100.0 million aggregate principal amount of 8.125% senior notes to repay the borrowings outstanding on the Amended Secured Revolving Credit Facility.

Borrowings under the Amended Secured Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to an applicable percentage plus, at the Borrowers’ option, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0% (the “Base Rate”). The applicable percentage for borrowings will vary based on the Consolidated Leverage Ratio, as defined in the credit agreement, and will range from 2.00% to 3.00% per annum for borrowings at the Base Rate and 3.00% to 4.00% per annum for LIBOR based borrowings. As of June 30, 2012, the interest rate on the Amended Secured Revolving Credit Facility was 3.49%. In addition, the Borrowers are required to pay a facility fee to the lenders equal to between 0.35% and 0.50% per annum based on the amount of unused borrowings under the Amended Secured Revolving Credit Facility. During the three and six months ended June 30, 2012, the Company incurred $0.2 million in interest expense on amounts outstanding on the Amended Secured Revolving Credit Facility. During the three and six months ended June 30, 2012, the Company incurred $0.2 million and $0.4 million, respectively, of unused facility fees.

The Amended Secured Revolving Credit Facility contains customary covenants that include restrictions on the ability to make acquisitions and other investments, pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Amended Secured Revolving Credit Facility also requires the Company, through the Borrowers, to comply with specified financial covenants, which include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement. As of June 30, 2012, the Company was in compliance with all applicable financial covenants under the Amended Secured Revolving Credit Facility.

The Company incurred interest expense of $8.1 million and $15.8 million for the three and six months ended June 30, 2012, respectively, and $7.5 million and $15.1 million for the three and six months ended June 30, 2011, respectively. Interest expense includes deferred financing costs amortization of $0.9 million and $1.4 million for the three and six months ended June 30, 2012, respectively, and $0.5 million and $1.0 million for the three and six months ended June 30, 2011, respectively. Amortization of deferred financing costs for the three and six months ended June 30, 2012 includes $0.2 million in write-offs related to the refinancing of the mortgage notes. As of June 30, 2012 and December 31, 2011, the Company had $3.7 million and $4.0 million, respectively, of accrued interest included in accounts payable and accrued liabilities on the accompanying condensed consolidated balance sheets.

The following is a schedule of maturities for the Company’s outstanding debt as of June 30, 2012 (in thousands):

	Mortgage Indebtedness (1)	Senior Notes	Amended Secured Revolving Credit Facility	Total
July 1, 2012 through December 31, 2012	$1,701	$—	$—	$1,701
2013	3,690	—	—	3,690
2014	3,902	—	—	3,902
2015	86,291	—	42,500	128,791
2016	1,920	—	—	1,920
Thereafter	59,876	225,000	—	284,876

	$157,380	$225,000	$42,500	$424,880

(1)	Outstanding principal balance for mortgage indebtedness does not include mortgage premium of $0.5 million as of June 30, 2012.

6.	FAIR VALUE DISCLOSURES

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments.

Financial instruments for which actively quoted prices or pricing parameters are available and whose markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments whose markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for other financial instruments are derived as follows:

Loans receivable: These instruments are presented in the accompanying condensed consolidated balance sheets at their amortized cost and not at fair value. The fair value of the loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans receivable, the underlying collateral value and other credit enhancements.

Senior Notes: The fair values of the Senior Notes were determined using third-party market quotes derived from orderly trades.

Mortgage indebtedness: The fair values of the Company’s notes payable were estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements.

The following are the carrying amounts and fair values of the Company’s financial instruments as of June 30, 2012 and December 31, 2011 whose carrying amounts do not approximate their fair value:

	June 30, 2012			December 31, 2011
	Face Value (1)	Carrying Amount (2)	Fair Value	Face Value (1)	Carrying Amount (2)	Fair Value
Financial assets:
Loans receivable	$21,000	$21,193	$21,000	$—	$—	$—
Financial liabilities:
Senior Notes	225,000	225,000	241,875	225,000	225,000	227,813
Mortgage indebtedness	157,380	157,872	173,548	157,898	158,398	172,829
Amended Secured Revolving Credit Facility	42,500	42,500	42,500	—	—	—

(1)	Face value represents amounts contractually due under the terms of the respective agreements.
(2)	Carrying amount represents the book value of financial instruments and includes unamortized premiums (discounts).

The Company determined the fair value of financial instruments as of June 30, 2012 whose carrying amounts do not approximate their fair value with valuation methods utilizing the following types of inputs (in thousands):

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Loans receivable	$21,000	$—	$—	$21,000
Financial liabilities:
Senior Notes	241,875	—	241,875	—
Mortgage indebtedness	173,548	—	—	173,548
Amended Secured Revolving Credit Facility	42,500	—	—	42,500

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at the applicable dates and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of fair value at a future date could be materially different.

7.	EQUITY

Common Stock

The following table lists the cash dividends on common stock declared and paid by the Company during the six months ended June 30, 2012:

Declaration Date	Record Date	Amount Per Share	Dividend Payable Date
February 29, 2012	March 15, 2012	$0.33	March 30, 2012
April 24, 2012	May 15, 2012	$0.33	May 31, 2012

On August 1, 2012, the Company announced that its board of directors declared a quarterly cash dividend of $0.33 per share of common stock. The dividend will be paid on August 31, 2012 to stockholders of record as of the close of business on August 15, 2012.

On August 1, 2011, the Company completed an underwritten public offering of 11.7 million newly issued shares of its common stock pursuant to a registration statement filed with the SEC, which became effective on July 26, 2011. The Company received net proceeds, before expenses, of $163.9 million from the offering, after giving effect to the issuance and sale of all 11.7 million shares of common stock (which included 1.5 million shares sold to the underwriters upon exercise of their option to purchase additional shares to cover over-allotments), at a price to the public of $14.75 per share.

During the six months ended June 30, 2012, the Company issued 117,890 shares of common stock as a result of restricted stock unit vestings and in connection with incentive bonus payments payable under the Company’s 2011 Bonus Plan pursuant to an election to receive the bonus payment in shares of the Company’s common stock. During the six months ended June 30, 2012, the Company issued 41,640 shares of common stock as a result of stock options exercised.

8.	EARNINGS PER COMMON SHARE

The following table illustrates the computation of basic and diluted earnings per share for the three and six months ended June 30, 2012 and 2011 (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Numerator
Net income	$5,923	$2,087	$10,328	$3,335

Denominator
Basic weighted average common shares	37,147,942	25,154,284	37,092,683	25,140,781
Dilutive stock options and restricted stock units	43,745	71,895	26,322	69,794

Diluted weighted average common shares	37,191,687	25,226,179	37,119,005	25,210,575

Basic earnings per common share	$0.16	$0.08	$0.28	$0.13

Diluted earnings per common share	$0.16	$0.08	$0.28	$0.13

Certain of the Company’s restricted stock units are considered participating securities which require the use of the two-class method when computing basic and diluted earnings per share. During the three and six months ended June 30, 2012, approximately 0.3 million and 0.4 million restricted stock units, respectively, and options to purchase approximately 0.4 million shares were not included because they were anti-dilutive. During the three and six months ended June 30, 2011, approximately 0.3 million restricted stock units and options to purchase approximately 0.4 million shares were not included because they were anti-dilutive.

9.	SUMMARIZED CONDENSED CONSOLIDATING INFORMATION

In connection with the offering of the Senior Notes by the Issuers in October 2010, the Company and certain 100% owned subsidiaries of the Company (the “Guarantors”) have, jointly and severally, fully and unconditionally guaranteed the Senior Notes, subject to release under certain customary circumstances as described below. These guarantees are subordinated to all existing and future senior debt and senior guarantees of the Guarantors and are unsecured. The Company conducts all of its business through and derives virtually all of its income from its subsidiaries. Therefore, the Company’s ability to make required payments with respect to its indebtedness (including the Senior Notes) and other obligations depends on the financial results and condition of its subsidiaries and its ability to receive funds from its subsidiaries.

A Guarantor will be automatically and unconditionally released from its obligations under the guarantees with respect to the Senior Notes in the event of:

•	Any sale of the subsidiary Guarantor or of all or substantially all of its assets;

•	A merger or consolidation of a subsidiary Guarantor with an issuer of the Senior Notes or another Guarantor, provided that the surviving entity remains a Guarantor;

•	A subsidiary Guarantor is declared “unrestricted” for covenant purposes under the Indenture;

•	The requirements for legal defeasance or covenant defeasance or to discharge the Indenture have been satisfied;

•	A liquidation or dissolution, to the extent permitted under the Indenture, of a subsidiary Guarantor; and

•	The release or discharge of the guaranty that resulted in the creation of the subsidiary guaranty, except a discharge or release by or as a result of payment under such guaranty.

Pursuant to Rule 3-10 of Regulation S-X, the following summarized consolidating information is provided for the Company (the “Parent Company”), the Issuers, the Guarantors, and the Company’s non-Guarantor subsidiaries with respect to the Senior Notes. This summarized financial information has been prepared from the books and records maintained by the Company, the Issuers, the Guarantors and the non-Guarantor subsidiaries. The summarized financial information may not necessarily be indicative of the results of operations or financial position had the Issuers, the Guarantors or non-Guarantor subsidiaries operated as independent entities. Sabra’s investments in its consolidated subsidiaries are presented based upon Sabra’s proportionate share of each subsidiary’s net assets. The Guarantor subsidiaries’ investments in the non-Guarantor subsidiaries and non-Guarantor subsidiaries’ investments in Guarantor subsidiaries are presented under the equity method of accounting. Intercompany activities between subsidiaries and the Parent Company are presented within operating activities on the condensed consolidating statement of cash flows.

Condensed consolidating financial statements for the Company and its subsidiaries, including the Parent Company only, the Issuers, the combined Guarantor subsidiaries and the combined non-Guarantor subsidiaries, are as follows:

CONDENSED CONSOLIDATING BALANCE SHEET

June 30, 2012

(in thousands, except share and per share amounts)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Assets
Real estate investments, net of accumulated depreciation	$162	$—	$518,588	$179,828	$—	$698,578
Loans receivable, net	—	—	21,193	—	—	21,193
Cash and cash equivalents	1,583	—	—	1,527	—	3,110
Restricted cash	—	—	—	7,076	—	7,076
Deferred tax assets	25,540	—	—	—	—	25,540
Prepaid expenses, deferred financing costs and other assets	941	4,706	13,698	3,676	—	23,021
Intercompany	72,861	135,875	—	30,054	(238,790)	—
Investment in subsidiaries	247,171	334,637	24,894	—	(606,702)	—

Total assets	$348,258	$475,218	$578,373	$222,161	$(845,492)	$778,518

Liabilities and stockholders’ equity
Mortgage notes payable	$—	$—	$—	$157,872	$—	$157,872
Secured revolving credit facility	—	—	42,500	—	—	42,500
Senior unsecured notes payable	—	225,000	—	—	—	225,000
Accounts payable and accrued liabilities	6,293	3,047	1,158	683	—	11,181
Tax liability	25,540	—	—	—	—	25,540
Intercompany	—	—	238,790	—	(238,790)	—

Total liabilities	31,833	228,047	282,448	158,555	(238,790)	462,093

Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of June 30, 2012	—	—	—	—	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 37,051,242 shares issued and outstanding as of June 30, 2012	371	—	—	—	—	371
Additional paid-in capital	349,272	205,389	233,433	52,549	(491,371)	349,272
Cumulative distributions in excess of net income	(33,218)	41,782	62,492	11,057	(115,331)	(33,218)

Total stockholders’ equity	316,425	247,171	295,925	63,606	(606,702)	316,425

Total liabilities and stockholders’ equity	$348,258	$475,218	$578,373	$222,161	$(845,492)	$778,518

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2011

(in thousands, except share and per share amounts)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Assets
Real estate investments, net of accumulated depreciation	$187	$—	$474,256	$183,934	$—	$658,377
Cash and cash equivalents	41,736	—	—	514	—	42,250
Restricted cash	—	—	—	6,093	—	6,093
Deferred tax assets	25,540	—	—	—	—	25,540
Prepaid expenses, deferred financing costs and other assets	874	5,079	8,544	2,893	—	17,390
Intercompany	—	145,018	—	25,237	(170,255)	—
Investment in subsidiaries	313,181	391,131	23,611	—	(727,923)	—

Total assets	$381,518	$541,228	$506,411	$218,671	$(898,178)	$749,650

Liabilities and stockholders’ equity
Mortgage notes payable	$—	$—	$—	$158,398	$—	$158,398
Senior unsecured notes payable	—	225,000	—	—	—	225,000
Accounts payable and accrued liabilities	6,296	3,047	4,107	689	—	14,139
Tax liability	25,540	—	—	—	—	25,540
Intercompany	23,109	—	147,146	—	(170,255)	—

Total liabilities	54,945	228,047	151,253	159,087	(170,255)	423,077

Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2011	—	—	—	—	—	—
Common stock, $.01 par value; 125,000,000 shares authorized, 36,891,712 shares issued and outstanding as of December 31, 2011	369	—	—	—	—	369
Additional paid-in capital	344,995	288,665	316,011	52,110	(656,786)	344,995
Cumulative distributions in excess of net income	(18,791)	24,516	39,147	7,474	(71,137)	(18,791)

Total stockholders’ equity	326,573	313,181	355,158	59,584	(727,923)	326,573

Total liabilities and stockholders’ equity	$381,518	$541,228	$506,411	$218,671	$(898,178)	$749,650

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Three Months Ended June 30, 2012

(in thousands, except share and per share amounts)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$18,372	$6,448	$—	$24,820
Interest income	1	—	296	—	—	297

Total revenues	1	—	18,668	6,448	—	25,117

Expenses:
Depreciation and amortization	12	—	5,492	2,053	—	7,557
Interest	—	4,757	715	2,676	—	8,148
General and administrative	3,083	1	376	29	—	3,489
(Income) loss in subsidiary	(9,017)	(13,775)	55	—	22,737	—

Total expenses	(5,922)	(9,017)	6,638	4,758	22,737	19,194

Net income	$5,923	$9,017	$12,030	$1,690	$(22,737)	$5,923

Net income per common share, basic						$0.16

Net income per common share, diluted						$0.16

Weighted-average number of common shares outstanding, basic						37,147,942

Weighted-average number of common shares outstanding, diluted						37,191,687

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Three Months Ended June 30, 2011

(in thousands, except share and per share amounts)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$12,337	$6,291	$—	$18,628
Interest income	13	—	162	2	—	177

Total revenues	13	—	12,499	6,293	—	18,805

Expenses:
Depreciation and amortization	12	—	4,173	2,105	—	6,290
Interest	—	4,653	324	2,528	—	7,505
General and administrative	2,686	—	208	29	—	2,923
Income in subsidiary	(4,772)	(9,425)	(105)	—	14,302	—

Total expenses	(2,074)	(4,772)	4,600	4,662	14,302	16,718

Net income	$2,087	$4,772	$7,899	$1,631	$(14,302)	$2,087

Net income per common share, basic						$0.08

Net income per common share, diluted						$0.08

Weighted-average number of common shares outstanding, basic						25,154,284

Weighted-average number of common shares outstanding, diluted						25,226,179

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Six Months Ended June 30, 2012

(in thousands, except share and per share amounts)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$35,586	$12,897	$—	$48,483
Interest income	7	—	354	—	—	361

Total revenues	7	—	35,940	12,897	—	48,844

Expenses:
Depreciation and amortization	24	—	10,724	4,112	—	14,860
Interest	—	9,514	1,178	5,154	—	15,846
General and administrative	6,920	2	839	49	—	7,810
Income in subsidiary	(17,265)	(26,781)	(147)	—	44,193	—

Total expenses	(10,321)	(17,265)	12,594	9,315	44,193	38,516

Net income	$10,328	$17,265	$23,346	$3,582	$(44,193)	$10,328

Net income per common share, basic						$0.28

Net income per common share, diluted						$0.28

Weighted-average number of common shares outstanding, basic						37,092,683

Weighted-average number of common shares outstanding, diluted						37,119,005

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Six Months Ended June 30, 2011

(in thousands, except share and per share amounts)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Rental income	$—	$—	$23,608	$12,582	$—	$36,190
Interest income	41	—	175	1	—	217

Total revenues	41	—	23,783	12,583	—	36,407

Expenses:
Depreciation and amortization	29	—	8,111	4,237	—	12,377
Interest	—	9,403	646	5,054	—	15,103
General and administrative	5,315	—	211	66	—	5,592
Income in subsidiary	(8,638)	(18,041)	(199)	—	26,878	—

Total expenses	(3,294)	(8,638)	8,769	9,357	26,878	33,072

Net income	$3,335	$8,638	$15,014	$3,226	$(26,878)	$3,335

Net income per common share, basic						$0.13

Net income per common share, diluted						$0.13

Weighted-average number of common shares outstanding, basic						25,140,781

Weighted-average number of common shares outstanding, diluted						25,210,575

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2012

(in thousands)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated
Net cash provided by operating activities	$22,525	$—	$—	$1,562	$—	$24,087

Cash flows from investing activities:
Acquisitions of real estate	—	—	(55,550)	—	—	(55,550)
Origination of note receivable	—	—	(21,176)	—	—	(21,176)
Additions to real estate	—	—	(730)	—	—	(730)
Investment in Subsidiary	(1,449)	(1,449)	—	—	2,898	—
Distribution from Subsidiary	345	345	—	—	(690)	—
Intercompany financing	(37,255)	(37,255)	—	—	74,510	—

Net cash used in investing activities	(38,359)	(38,359)	(77,456)	—	76,718	(77,456)

Cash flows from financing activities:
Proceeds from secured revolving credit facility	—	—	42,500	—	—	42,500
Proceeds from mortgage notes payable	—	—	—	21,947	—	21,947
Principal payments on mortgage notes payable	—	—	—	(22,464)	—	(22,464)
Payments of deferred financing costs	—	—	(2,299)	(1,136)	—	(3,435)
Issuance of common stock	144	—	—	—	—	144
Dividends paid	(24,463)	—	—	—	—	(24,463)
Contribution from Parent	—	1,449	—	1,449	(2,898)	—
Distribution to Parent	—	(345)	—	(345)	690	—
Intercompany financing	—	37,255	37,255	—	(74,510)	—

Net cash provided by (used in) financing activities	(24,319)	38,359	77,456	(549)	(76,718)	14,229

Net increase (decrease) in cash and cash equivalents	(40,153)	—	—	1,013	—	(39,140)
Cash and cash equivalents, beginning of period	41,736	—	—	514	—	42,250

Cash and cash equivalents, end of period	$1,583	$—	$—	$1,527	$—	$3,110

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2011

(in thousands)

(unaudited)

	Parent Company	Issuers	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Elimination	Consolidated
Net cash provided by operating activities	$16,386	$—	$—	$1,542	$—	$17,928

Cash flows from investing activities:
Acquisitions of real estate	—	—	(74,000)	—	—	(74,000)
Acquisition of note receivable	(5,348)	—	—	—	—	(5,348)
Additions to real estate	(86)	—	—	—	—	(86)
Distribution from Subsidiary	3,307	3,307	—	—	(6,614)	—
Intercompany financing	(74,270)	(74,270)	—	—	148,540	—

Net cash used in investing activities	(76,397)	(70,963)	(74,000)	—	141,926	(79,434)

Cash flows from financing activities:
Principal payments on mortgage notes payable	—	—	—	(1,499)	—	(1,499)
Payments of deferred financing costs	—	(270)	—	—	—	(270)
Issuance of common stock	547	—	—	—	—	547
Dividends paid	(8,051)	—	—	—	—	(8,051)
Distribution to Parent	—	(3,307)	—	(3,307)	6,614	—
Intercompany financing	—	74,540	74,000	—	(148,540)	—

Net cash provided by (used in) financing activities	(7,504)	70,963	74,000	(4,806)	(141,926)	(9,273)

Net increase in cash and cash equivalents	(67,515)	—	—	(3,264)	—	(70,779)
Cash and cash equivalents, beginning of period	70,841	—	—	3,392	—	74,233

Cash and cash equivalents, end of period	$3,326	$—	$—	$128	$—	$3,454

10.	PRO FORMA FINANCIAL INFORMATION

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the three and six months ended June 30, 2012 and 2011. The Company acquired six properties and originated two loans receivable during the six months ended June 30, 2012. The following unaudited pro forma information for the three and six months ended June 30, 2012 and 2011 has been prepared to give effect to these transactions and the eleven acquisitions that occurred during the year ended December 31, 2011, as well as the offering of 11.7 million shares of common stock that closed in August 2011, as if they had occurred on January 1, 2011. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues	$25,847	$25,550	$51,704	$50,963
Depreciation and amortization	7,662	7,889	15,335	15,813
Net income	6,653	6,853	12,840	13,502
Net income per common share, basic	0.18	0.19	0.35	0.37
Net income per common share, diluted	0.18	0.19	0.35	0.37
Weighted-average number of common shares outstanding, basic	37,147,942	36,884,284	37,092,683	36,870,784
Weighted-average number of common shares outstanding, diluted	37,191,687	36,956,179	37,119,005	36,940,575

11.	COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk

Concentrations of credit risks arise when a number of operators, tenants or obligors related to the Company’s investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors its portfolio to assess potential concentrations of risks.

Sun

As of June 30, 2012, 86 of the Company’s 103 real estate properties were leased to subsidiaries of Sun. During the three and six months ended June 30, 2012, 72% and 74%, respectively, of the Company’s total revenues were derived from these leases. Sun is a publicly traded company and is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and is required to file periodic reports on Form 10-K and Form 10-Q with the SEC. As of June 30, 2012, Sun’s continuing operations, through its subsidiaries, operated 190 inpatient centers spread across 23 states. Sun’s net revenues were $457.1 million and $915.6 million, respectively, for the three and six months ended June 30, 2012 and $470.6 million and $936.9 million, respectively, for the three and six months ended June 30, 2011. Sun’s adjusted earnings before interest, depreciation, amortization, transaction costs, restructuring costs and rent were $56.2 million and $108.4 million, respectively, for the three and six months ended June 30, 2012 and $67.7 million and $132.3 million, respectively, for the three and six months ended June 30, 2011. As of June 30, 2012, Sun’s outstanding debt, net of cash, totaled $45.6 million. As of June 30, 2012, Sun had approximately $103.6 million in liquidity, consisting of unrestricted cash and cash equivalents of $43.6 million and available borrowings of $60.0 million under Sun’s revolving credit facility.

On June 20, 2012, Sun announced that it had signed a definitive agreement to be acquired by Genesis HealthCare LLC (“Genesis”). According to Sun’s announcement, Genesis will acquire Sun for $8.50 of cash per share of common stock, resulting in a transaction value of approximately $275 million net of cash and debt acquired. Sun’s Board of Directors unanimously approved the transaction. According to Sun’s announcement, the closing of the transaction is subject to customary conditions, including approval by Sun stockholders, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as regulatory approvals, and the closing is expected to occur in the fall of 2012. Sun has reported that, on a combined basis, the two companies generated roughly $4 billion in revenue in 2011 and have more than 420 facilities and 75,000 employees.

Cadia Portfolio

On August 1, 2011, the Company closed the purchase of four skilled nursing facilities (the “Cadia Portfolio”). The four skilled nursing facilities are located in Delaware, range in age from 3 to 16 years and have a combined total of 500 beds. In connection with the acquisition, the Company, through an indirect wholly owned subsidiary, entered into a new 15-year triple-net master lease agreement with the sellers (collectively, the “Cadia Tenants”). None of the Cadia Tenants are affiliated with the Company or any of its subsidiaries. As of June 30, 2012, the Company’s investment in the Cadia Portfolio totaled 12% of the Company’s assets, and during the three and six months ended June 30, 2012, 11% of the Company’s total revenues were derived from the Cadia Portfolio lease. The Company believes that the financial condition and results of operations of the Cadia Tenants are more relevant to the Company’s investors than the financial statements of the Cadia Portfolio and enable investors to evaluate the credit-worthiness of the Cadia Tenants in their capacity as the tenants under the Cadia Portfolio lease. As a result, the Company has presented below unaudited summary financial information of the combined Cadia Tenants as of and for the three and six months ended June 30, 2012. The summary financial information presented below has been provided by the Cadia Tenants and has not been independently verified by the Company. The Company has no reason to believe that such information is inaccurate in any material respect.

	Three Months Ended	Six Months Ended
	June 30, 2012
	(unaudited) (in thousands)
Statements of Operations
Revenues	$14,841	$29,800
Operating expenses	14,104	28,491
Net income	718	1,272

As of June 30, 2012 (unaudited) (in thousands)
Balance Sheets
Cash and cash equivalents	$5,633
Total current assets	10,027
Total current liabilities	7,243
Total debt	—

Other than the Company’s tenant concentrations, management believes the Company’s current portfolio is reasonably diversified across healthcare related real estate and geographical location and does not contain any other significant concentration of credit risks. The Company’s portfolio of 103 real estate properties is diversified by location across 25 states. The properties in any one state did not account for more than 14% of the Company’s total revenue during the three and six months ended June 30, 2012. The properties in any one state did not account for more than 18% of the Company’s total revenue during the three and six months ended June 30, 2011.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of June 30, 2012.

Separation and REIT Conversion Merger

On May 24, 2010, Old Sun announced its intention to restructure its business by separating its real estate assets and its operating assets into two separate publicly traded companies, Sabra and SHG Services Inc. (which has been renamed “Sun Healthcare Group, Inc.” or “Sun”). In order to effect the restructuring, Old Sun distributed to its stockholders on a pro rata basis all of the outstanding shares of common stock of Sun (this distribution is referred to as the “Separation”), together with an additional cash distribution. Immediately following the Separation, Old Sun merged with and into Sabra, with Sabra surviving the merger and Old Sun stockholders receiving shares of Sabra common stock in exchange for their shares of Old Sun common stock (this merger is referred to as the “REIT Conversion Merger”). Effective November 15, 2010, the Separation and REIT Conversion Merger were completed and Sabra and Sun began operations as separate companies.

Following the Separation, Sun, through its subsidiaries, continued the business and operations of Old Sun and its subsidiaries. Sabra did not operate prior to the Separation. Immediately following the Separation, subsidiaries of Sabra owned substantially all of Old Sun’s owned real property. The owned real property held by subsidiaries of Sabra following the Separation includes fixtures and certain personal property associated with the real property. The historical consolidated financial statements of Old Sun became the historical consolidated financial statements of Sun at the time of the Separation. At the time of the Separation, the balance sheet of Sabra included the owned real property and mortgage indebtedness to third parties on the real property as well as indebtedness incurred by Sabra prior to completion of the Separation. The statements of income and cash flows of Sabra consist solely of its operations after the Separation. The Separation was accounted for as a reverse spinoff. Accordingly, Sabra’s assets and liabilities are recorded at the historical carrying values of Old Sun.

Indemnification Agreement

In connection with the Separation and REIT Conversion Merger, any liability arising from or relating to legal proceedings involving the Company’s real estate investments has been assumed by the Company and the Company will indemnify Sun (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to a distribution agreement entered into among Old Sun, the Company and Sun in connection with the Separation and REIT Conversion Merger, Sun has agreed to indemnify the Company (and the Company’s subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Old Sun’s healthcare business prior to the Separation, and, pursuant to the lease agreements between the Company and subsidiaries of Sun, the tenants agree to indemnify the Company for any liability arising from operations at the real property leased from the Company.

Immediately prior to the Separation, Old Sun was a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its healthcare business, which are subject to the indemnities to be provided by Sun to the Company. While these actions and proceedings are not believed to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Sun’s business, financial position or results of operations, which, in turn, could have a material adverse effect on the Company’s business, financial position or results of operations if Sun or its subsidiaries are unable to meet their indemnification obligations.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings where the likelihood of a loss contingency is reasonably possible and the amount or range of reasonably possible losses is material to the Company’s results of operations, financial condition or cash flows.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2011

(dollars in thousands)

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encum- brances	Land	Building and Improve- ments (1)	Total		Land	Building and Improve- ments (1) (7)	Total	Accumulated Depreciation and Amortization	Original Date of Construction/ Renovation	Date Acquired
Skilled Nursing Facilities
New Martinsville	New Martinsville, WV	100%	$(3)	$475	$10,543	$11,018	—	$475	$10,539	$11,014	$(2,772)	1982	11/15/10	39
Glenville	Glenville, WV	100%	—	484	2,839	3,323	—	484	2,834	3,318	(398)	1982	11/15/10	40
Renaissance Terrace	Harriman, TN	100%	—	76	4,459	4,535	—	76	4,430	4,506	(1,457)	1985/1989, 2008	11/15/10	38
Greenwood	Warwick, RI	100%	—	2,066	10,178	12,244	—	2,066	10,128	12,194	(2,255)	1964	11/15/10	24
Pawtuxet Village	Warwick, RI	100%	—	1,275	6,602	7,877	—	1,275	6,520	7,795	(1,554)	1968	11/15/10	24
Woodland View	Tulsa, OK	100%	4,456	1,012	5,632	6,644	—	1,012	5,574	6,586	(1,585)	1987	11/15/10	30
Forest Hills (SNF)	Broken Arrow, OK	100%	(5)	1,653	11,259	12,912	—	1,653	11,246	12,899	(2,249)	1994	11/15/10	40
Seminole Estates	Seminole, OK	100%	—	655	3,527	4,182	—	655	3,387	4,042	(397)	1987	11/15/10	32
Bryan Care	Bryan, OH	100%	—	1,278	6,477	7,755	—	1,278	6,422	7,700	(1,270)	1976	11/15/10	30
Sylvania	Sylvania, OH	100%	(6)	942	5,627	6,569	—	942	5,572	6,514	(1,340)	1967/1974, 1986, 1995, 2008, 2009	11/15/10	24
Point Place	Toledo, OH	100%	—	1,089	5,364	6,453	—	1,089	5,325	6,414	(854)	1995	11/15/10	36
Perrysburg	Perrysburg, OH	100%	—	987	5,358	6,345	—	987	5,309	6,296	(1,048)	1984	11/15/10	32
Forest View	Dayton, OH	100%	—	819	4,214	5,033	—	819	4,184	5,003	(977)	1968	11/15/10	24
New Lebanon	New Lebanon, OH	100%	—	784	4,243	5,027	—	784	4,172	4,956	(958)	1979	11/15/10	28
New Lexington	New Lexington, OH	100%	—	63	3,487	3,550	—	63	3,468	3,531	(1,568)	1981	11/15/10	20
Twin Rivers	Defiance, OH	100%	—	280	3,004	3,284	—	280	2,967	3,247	(618)	1980	11/15/10	30
San Juan	Farmington, NM	100%	(2)	799	4,163	4,962	—	799	4,140	4,939	(802)	1963/1993	11/15/10	24
McKinley Care	Gallup, NM	100%	(2)	409	1,865	2,274	—	409	1,865	2,274	(330)	1968	11/15/10	24
Bedford Hills	Bedford, NH	100%	6,833	1,911	12,245	14,156	—	1,911	12,208	14,119	(2,240)	1992/2010	11/15/10	36
Exeter on Hampton	Exeter, NH	100%	(4)	2,365	2,350	4,715	—	2,365	2,262	4,627	(940)	1976	11/15/10	40
Pheasant Wood	Petersborough, NH	100%	—	625	3,986	4,611	—	625	3,685	4,310	(822)	1975	11/15/10	28
Westwood	Keene, NH	100%	—	699	3,823	4,522	—	699	3,529	4,228	(811)	1965/2010	11/15/10	24
Colonial Hill	Rochester, NH	100%	(4)	412	3,960	4,372	—	412	3,837	4,249	(913)	1986	11/15/10	44
Crestwood Care	Milford, NH	100%	—	557	3,441	3,998	—	557	3,217	3,774	(723)	1972	11/15/10	28
Applewood	Winchester, NH	100%	—	348	3,075	3,423	—	348	2,848	3,196	(568)	1987	11/15/10	32
The Elms Care	Milford, NH	100%	—	312	1,679	1,991	—	312	1,568	1,880	(440)	1890/1890	11/15/10	20
Woodland Hill	Asheboro, NC	100%	(6)	1,706	8,053	9,759	—	1,706	8,042	9,748	(1,236)	1987	11/15/10	32
Missouri River	Great Falls, MT	100%	(2)	2,023	16,967	18,990	—	2,023	16,877	18,900	(3,492)	1960/1990, 2010	11/15/10	30
Butte Care	Butte, MT	100%	(2)	1,092	12,654	13,746	—	1,092	12,630	13,722	(2,322)	1974	11/15/10	35
Whitefish Care	Whitefish, MT	100%	(2)	651	6,339	6,990	—	651	6,321	6,972	(1,233)	1973	11/15/10	35
Deer Lodge	Deer Lodge, MT	100%	(2)	190	3,032	3,222	—	190	3,024	3,214	(719)	1973	11/15/10	30

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encum- brances	Land	Building and Improve- ments (1)	Total		Land	Building and Improve- ments (1)(6)	Total	Accumulated Depreciation and Amortization	Original Date of Construction/ Renovation	Date Acquired
Twin Oaks	Danvers, MA	100%	—	885	5,100	5,985	—	885	5,071	5,956	(1,298)	1969	11/15/10	24
Maplewood	Amesbury, MA	100%	—	771	4,550	5,321	—	771	4,481	5,252	(1,211)	1968/1969	11/15/10	24
Saugus	Saugus, MA	100%	—	285	1,643	1,928	—	285	1,612	1,897	(672)	1967	11/15/10	24
Kensington Manor	Elizabethtown, KY	100%	—	1,864	7,523	9,387	—	1,864	7,519	9,383	(1,158)	2001/2010	11/15/10	37
Regency Care	Louisville, KY	100%	—	1,169	5,989	7,158	—	1,169	5,989	7,158	(1,493)	1960	11/15/10	25
Paducah Care	Paducah, KY	100%	—	1,636	4,133	5,769	—	1,636	4,133	5,769	(916)	1974/1974, 2008	11/15/10	28
Countryside Care	Bardwell, KY	100%	—	239	4,790	5,029	—	239	4,790	5,029	(850)	1993/2010	11/15/10	35
Bradford Square	South Frankfort, KY	100%	—	774	3,848	4,622	—	774	3,840	4,614	(971)	1960/1990	11/15/10	25
Hillside Villa	Madisonville, KY	100%	—	277	4,272	4,549	—	277	4,272	4,549	(1,074)	1962/1978, 1997	11/15/10	25
Klondike Care	Louisville, KY	100%	—	764	3,576	4,340	—	764	3,575	4,339	(844)	1974/1980, 1994, 1995, 2008	11/15/10	28
Colonial Manor	Bowling Green, KY	100%	—	792	3,050	3,842	—	792	3,047	3,839	(728)	1963	11/15/10	25
Hopkins Care	Woodburn, KY	100%	—	592	2,277	2,869	—	592	2,276	2,868	(578)	1960	11/15/10	25
Bridge Point	Florence, KY	100%	(6)	—	2,278	2,278	—	—	2,274	2,274	(763)	1969/2008, 2009, 2010	11/15/10	20
Magnolia Village	Bowling Green, KY	100%	—	14	629	643	—	14	629	643	(306)	1991	11/15/10	29
Decatur Township	Indianapolis, IN	100%	—	673	3,730	4,403	—	673	3,706	4,379	(727)	1985	11/15/10	32
Gooding/Bennett Hills	Gooding, ID	100%	—	—	1,731	1,731	—	—	1,731	1,731	(392)	1968/2009	11/15/10	40
Fountain City	Columbus, GA	100%	(3)	253	2,797	3,050	—	253	2,786	3,039	(1,044)	1970	11/15/10	40
Etowah Landing	Rome, GA	100%	—	43	842	885	—	43	842	885	(270)	1973/1977, 1987	11/15/10	40
Oakhurst	Ocala, FL	100%	(6)	1,474	8,212	9,686	—	1,474	8,107	9,581	(1,597)	1984/2010	11/15/10	32
Orchard Ridge	New Port Richey, FL	100%	(6)	536	5,685	6,221	—	536	5,590	6,126	(1,096)	1983/1995	11/15/10	32
Bay Tree	Palm Harbor, FL	100%	—	786	4,870	5,656	—	786	4,795	5,581	(1,098)	1981	11/15/10	32
West Bay	Oldsmar, FL	100%	(6)	775	4,660	5,435	—	775	4,526	5,301	(1,004)	1982/2010	11/15/10	32
Sunset Point	Clearwater, FL	100%	(6)	706	4,370	5,076	—	706	4,306	5,012	(989)	1983	11/15/10	32
Arden House	Hamden, CT	100%	20,413	2,250	23,816	26,066	—	2,250	23,396	25,646	(3,994)	1973/2008, 2010	11/15/10	28
Pope John Paul	Danbury, CT	100%	(6)	—	13,702	13,702	—	—	13,702	13,702	(2,617)	1983/2009	11/15/10	32
St. Camillus	Stamford, CT	100%	—	—	12,528	12,528	—	—	12,523	12,523	(2,552)	1987/2008	11/15/10	32
Madison House	Madison, CT	100%	—	4,337	8,164	12,501	—	4,337	8,028	12,365	(1,182)	1994/2009, 2010	11/15/10	36
Willows (CT)	Woodbridge, CT	100%	—	1,838	9,961	11,799	—	1,838	9,510	11,348	(1,606)	1989/2011	11/15/10	32
The Reservoir	West Hartford, CT	100%	7,753	1,204	9,457	10,661	—	1,204	9,270	10,474	(1,375)	1995/2009, 2011	11/15/10	36
Glen Hill	Danbury, CT	100%	(6)	918	7,017	7,935	—	918	6,844	7,762	(1,452)	1963/2009	11/15/10	24

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encum- brances	Land	Building and Improve- ments (1)	Total		Land	Building and Improve- ments (1) (7)	Total	Accumulated Depreciation and Amortization	Original Date of Construction/ Renovation	Date Acquired
Governor’s House	Simsbury, CT	100%	—	—	5,750	5,750	—	—	5,514	5,514	(1,409)	1895/2008, 2010	11/15/10	20
Elms Haven	Thornton, CO	100%	(3)	3,717	18,473	22,190	—	3,717	18,400	22,117	(3,372)	1987/1989, 1997, 2007, 2008	11/15/10	40
Sable	Aurora, CO	100%	(3)	1,272	5,591	6,863	—	1,272	5,531	6,803	(1,128)	1973	11/15/10	35
Carmichael	Carmichael, CA	100%	(6)	—	1,741	1,741	—	—	1,724	1,724	(592)	1960/1976, 2010	11/15/10	40
Willows (CA)	Willows, CA	100%	—	137	1,426	1,563	—	137	1,411	1,548	(398)	1969/2010	11/15/10	40
Washington Care	San Leandro, CA	100%	(2)	—	1,331	1,331	—	—	1,330	1,330	(265)	1969/2010	11/15/10	40
Oak Brook Health Care	Whitehouse, TX	100%	—	1,433	9,643	11,076	—	1,433	9,643	11,076	(171)	1998	06/30/11	40
Broadmeadow Healthcare	Middletown, DE	100%	—	1,650	21,730	23,380	—	1,650	21,730	23,380	(236)	2005	08/01/11	40
Capitol Healthcare	Dover, DE	100%	—	4,940	15,500	20,440	—	4,940	15,500	20,440	(176)	1997	08/01/11	40
Pike Creek Healthcare	Wilmington, DE	100%	—	2,460	25,240	27,700	—	2,460	25,240	27,700	(277)	2009	08/01/11	40
Renaissance Healthcare	Millsboro, DE	100%	—	1,640	22,620	24,260	—	1,640	22,620	24,260	(253)	2008	08/01/11	40
Honey Hill Care Center	Norwalk, CT	100%	—	1,722	6,125	7,847	—	1,722	6,125	7,847	(65)	1993	09/30/11	40
Manokin Manor Nursing & Rehabilitation Center	Princess Anne, MD	100%	—	1,953	7,811	9,764	—	1,953	7,811	9,764	(80)	1987	09/30/11	40
Wesley Woods Alzheimer’s Care Center	Abilene, TX	100%	—	883	7,642	8,525	—	883	7,642	8,525	(40)	2004	11/01/11	40
Windcrest Alzheimer’s Care Center	Waco, TX	100%	—	800	4,589	5,389	—	800	4,589	5,389	(25)	1994/1999	11/01/11	40

			39,455	76,499	510,857	587,356	—	76,499	506,110	582,609	(83,235)
Multi-license Designation
Forest Hills (ALF)	Broken Arrow, OK	100%	(5)	1,803	3,927	5,730	—	1,803	3,905	5,708	(943)	2000	11/15/10	30
Langdon Place of Dover	Dover, NH	100%	4,970	801	10,036	10,837	—	801	9,653	10,454	(1,854)	1987	11/15/10	42
Clipper Harbor	Portsmouth, NH	100%	(4)	846	7,632	8,478	—	846	7,570	8,416	(1,967)	1986	11/15/10	43
Mineral Springs	North Conway, NH	100%	(4)	417	5,352	5,769	—	417	5,175	5,592	(1,112)	1988	11/15/10	43
Wolfeboro	Wolfeboro, NH	100%	(4)	454	4,531	4,985	—	454	4,399	4,853	(859)	1984/1986, 1987, 2009	11/15/10	41
Langdon Place of Keene	Keene, NH	100%	5,307	304	3,992	4,296	—	304	3,902	4,206	(1,084)	1995	11/15/10	46
Edmondson Care	Brownsville, KY	100%	—	446	5,087	5,533	—	446	5,085	5,531	(1,052)	1994/2009	11/15/10	35
Heartland Villa	Lewisport, KY	100%	—	532	4,025	4,557	—	532	4,024	4,556	(773)	1994/2009	11/15/10	35
Meridian Care	Meridian, ID	100%	(6)	840	8,342	9,182	—	840	8,324	9,164	(2,277)	1997	11/15/10	39
St. Joseph’s	Trumbull, CT	100%	(6)	—	21,878	21,878	—	—	21,870	21,870	(4,929)	1959	11/15/10	24

			10,277	6,443	74,802	81,245	—	6,443	73,907	80,350	(16,850)
Assisted Living Facilities
Monroe House	Moses Lake, WA	100%	—	—	182	182	—	—	174	174	(107)	1997	11/15/10	15
Langdon Place of Exeter	Exeter, NH	100%	3,998	571	7,183	7,754	—	571	7,038	7,609	(1,655)	1987	11/15/10	43

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encum- brances	Land	Building and Improve- ments (1)	Total		Land	Building and Improve- ments (1)(6)	Total	Accumulated Depreciation and Amortization	Original Date of Construction/ Renovation	Date Acquired
Langdon Place of Nashua	Nashua, NH	100%	(4)	—	5,654	5,654	—	—	5,389	5,389	(965)	1989	11/15/10	40
Heritage Place	Owensboro, KY	100%	—	668	5,492	6,160	—	668	5,491	6,159	(914)	2001	11/15/10	38
The Legacy	Paducah, KY	100%	—	325	4,019	4,344	—	325	4,018	4,343	(891)	1999	11/15/10	35
Creekside Senior Living	Green Bay, WI	100%	—	257	2,292	2,549	—	257	2,292	2,549	(8)	2004	11/22/11	40

			3,998	1,821	24,822	26,643	—	1,821	24,402	26,223	(4,540)
Mental Health
Lake Drive	Henryetta, OK	100%	—	160	549	709	—	160	544	704	(316)	1968	11/15/10	10
Boise	Boise, ID	100%	—	—	289	289	—	—	267	267	(113)	1991	11/15/10	40

			—	160	838	998	—	160	811	971	(429)
Independent Living Facility
Glen Crest	Danbury, CT	100%	—	1,356	6,666	8,022	—	1,356	6,652	8,008	(1,104)	1986	11/15/10	32
Continuing Care Retirement Community
Village at Northrise	Las Cruces, NM	100%	(6)	1,432	6,003	7,435	—	1,432	5,821	7,253	(1,552)	1998/1999, 2010	11/15/10	29

			53,730	87,711	623,988	711,699	—	87,711	617,703	705,414	(107,710)
Acute Care Hospital
Texas Regional Medical Center	Sunnyvale, TX	100%	—	4,020	57,620	61,640	—	4,020	57,620	61,640	(1,154)	2009	05/03/11	40

Multi-property Indebtedness			104,168	—	—	—	—	—	—	—	—

			157,898	91,731	681,608	773,339	—	91,731	675,323	767,054	(108,864)
Corporate Assets			—	—	136	136	103	—	239	239	(52)

			$157,898	$91,731	$681,744	$773,475	$103	$91,731	$675,562	$767,293	$(108,916)

(1)	Building and building improvements include land improvements and furniture and equipment.
(2)	Property serves as collateral for a mortgage loan totaling $39.2 million as of December 31, 2011.
(3)	Property serves as collateral for a mortgage loan totaling $19.9 million as of December 31, 2011.
(4)	Property serves as collateral for a mortgage loan totaling $31.5 million as of December 31, 2011.
(5)	Property serves as collateral for a mortgage loan totaling $13.6 million as of December 31, 2011.
(6)	Property serves as collateral for the $100.0 million secured revolving credit facility. There were no amounts outstanding as of December 31, 2011.
(7)	The aggregate cost of real estate for federal income tax purposes was $762.0 million.

SABRA HEALTH CARE REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(dollars in thousands)

	Year Ended December 31, 2011	Period from November 15, 2010 to December 31, 2010
Real estate:
Balance at the beginning of the period	$570,998	$570,904
Acquisitions	202,570	—
Improvements	9	94
Write-off of fully depreciated assets	(6,284)	—

Balance at the end of the year	$767,293	$570,998

Accumulated depreciation:
Balance at the beginning of the period	$(88,701)	$(85,567)
Depreciation expense	(26,499)	(3,134)
Write-off of fully depreciated assets	6,284	—

Balance at the end of the year	$(108,916)	$(88,701)

$100,000,000

Sabra Health Care Limited Partnership

Sabra Capital Corporation

Exchange Offer for

8.125% Senior Notes due 2018

PROSPECTUS

OCTOBER 15, 2012

Until January 13, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.